# Sterling Bancorp, Inc.

## ANNUAL REPORT
## TO SHAREHOLDERS

# 2023



# KEY MARKETS

## San Francisco Bay Area
## (19 Branches)



## Los Angeles / Orange County
## (6 Branches)



## Southfield, MI
## (1 Operational Branch)



## New York, NY
## (1 Branch)





To the Shareholders of Sterling Bancorp, Inc. ("Sterling")

In 2023, Sterling resolved several long term issues that had their roots in the ill-fated Advantage Loan Program (ALP). The Department of Justice (DOJ) and Sterling agreed on a final settlement of the claims and the court approved the settlement in July. As noted in last year's letter, the terms of the settlement were difficult and expensive, but given the nature and extent of the ALP's fraud, the outcome was manageable within the context of our financial capacity. In addition, 100% of the settlement will go to non-insider victim shareholders in the form of restitution with no fine imposed. I believe the cooperation and transparency that we provided to the DOJ clearly distinguished the Sterling of today from the legacy issues and the previous management team.

Also very significantly, at mid-year the board approved a full redemption of our $65 million in outstanding subordinated debt. This high cost debt constrained earnings and complicated our capital stack with capital distributions from the bank needed to fund our debt service. With appropriate regulatory approval, we utilized a $65 million dividend from the Bank's excess capital position to fund the redemption. This followed a $25 million dividend from the Bank to fund the restitution amount pursuant to the settlement with the DOJ. Nevertheless, following these distributions, the Bank's capital remans well in excess of all applicable regulatory requirements including the level needed to be "well capitalized."

All said, in my opinion we have positioned Sterling ideally, however in some respects our return to stability has occurred at a very difficult time in the market.

In March, we saw the quick collapse of three financial institutions. In each case, a significant loss of client confidence fueled by social media led to a substantial drain in bank liquidity. In addition, each of the failed institution's investment decisions in the period of low interest rates contributed to a lack of financial flexibility. The temptation to invest in longer term securities when rates were near zero was a sucker's bet. The price depreciation that followed rising rates was devastating and the practice of using the Held to Maturity (HTM) accounting treatment masked the damage being done until the losses were catastrophic. In my opinion, HTM treatment is an inducement to reaching for risk while the more conservative Available for Sale (AFS) treatment imposes discipline. At Sterling, all of our securities are booked as AFS.

Subsequent to 2023 year-end, there was another seismic event in the market with the $114 billion asset New York Community Bank facing a crisis driven by excessive growth, weak internal controls and high commercial real estate (CRE) exposure especially in the troubled metro-New York multi-family housing and office market. The bank was rescued by a $1 billion capital infusion from private equity funds and an overhaul in management and the board. The imbedded risk in CRE, especially in NY multi-family housing, has been a cause for our concern for the last few years. I have cautioned about these risks on several of our quarterly earnings calls over the last two years. At Sterling, we have spent considerable time de-risking our CRE book since 2021 and going into the turmoil of last year, our exposure was minimal and our reserves substantial relative to the size of our portfolio.

However, the resulting impact from this onslaught of bad news on bank valuations and stock prices was almost universally negative and severe. The capital markets for banks contracted dramatically such that new issue and bank merger and acquisition transactions came to a virtual halt. Investors, bankers and regulators have spent considerable time trying to understand where the risk is and the implications for individual institutions. Again, in my opinion, there likely will be additional bank failures and some recapitalizations in the near term. On the positive side, all of this volatility has reinforced the need for smart consolidation in the industry as we compete for talent and business opportunity.

The market conditions that have existed since March 2023 have limited our options in the near term, even though we have ample liquidity, low credit risk, and very strong equity capital in stark contrast to our financial position in 2020.

Facing dire legal and economic challenges four years ago, your board and management took quick and decisive steps to turn the tide that was confronting Sterling. There is no hiding the fact that the costs associated with remediation and restitution were painful. We are hopeful that as these governmental matters finally wind down our operating expenses will drop proportionally. At this time, we have embarked on a strategy to preserve our book value and liquidity as the market digests the coming economy. We have retained expert advisors to help guide us on potential strategies. Sterling's regulatory relationships have been maintained in the same open and transparent manner. We believe our communication channels and our commitments have earned us their confidence. As you know from last year, the long standing formal agreement was lifted and we settled the problems with the Office of the Comptroller of the Currency (OCC) by signing a Consent Order and paying a $6 million civil money penalty. In the last few weeks, the OCC has begun publishing enforcement actions against multiple former Sterling executives. We anticipate that process will continue for the next few weeks.

As we approached this year's annual meeting, Director Lyle Wolberg announced his intention to step down from the boards of Sterling Bancorp and Sterling Bank effective on March 31, 2024. Lyle has been a director since 2017 and has been a dedicated and committed member throughout the long period of investigations and trauma caused by prior management. His ready assistance and endurance have been an important part of our board deliberations and decisions. On a personal note, his encouragement and support always was a welcome comfort in some very challenging times. We all wish Lyle continued success and some peace in the years to follow.

The vacancy created by Lyle's departure was filled by the appointment of SEVP Christine Meredith to the board. Christine becomes the second management board member. At the time of her appointment to the board, Christine also was named Chief Operating Officer. Christine has had a very diversified career as a regulator, banker and consultant. We believe Christine earned this opportunity in light of her record of success in addressing so many of Sterling's challenges since joining as Chief Risk Officer in early 2020. Additionally, it is important that Sterling provides clearer visibility for potential CEO succession given the very unpredictable environment in which we operate. Christine's previous risk role has been filled by promoting SVP Eleni Willis to Chief Risk Officer. Eleni is also a very talented banker with broad experience and is sure to excel in this new responsibility.

Our board of directors has been working diligently alongside management to bring Sterling to where we are today. The process has been arduous, but it is rewarding to see the successes we have begun to experience. Likewise, our management and all Sterling team members have a new sense of engagement and a culture of integrity. The spirit of cooperation and commitment consistently has made my job easier.

All of this has been accomplished with the same goal that I set when I joined the company. Namely, to provide the best opportunity within my capacity to restore some value and reputation to our shareholders. We would not be here without your patience and support. For that, I am most grateful.

Thank you.

Sincerely,

Thomas M. O'Brien
Chairman, President and Chief Executive Officer

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# Sterling Bancorp, Inc.

To Our Shareholders:

You are cordially invited to attend the 2024 annual meeting of shareholders (the ''Annual Meeting'') of Sterling Bancorp, Inc. (''Sterling''), which will be held virtually on Thursday, May 16, 2024, at 1:00 p.m., Eastern Time. There is no physical location for the Annual Meeting.

The attached Notice of Annual Meeting and the attached Proxy Statement describe the business to be transacted at the Annual Meeting. Directors and officers of Sterling, as well as a representative of Crowe LLP, the accounting firm appointed by the Audit Committee of the Board of Directors to be Sterling's independent registered public accounting firm for the fiscal year ending December 31, 2024, will be present at the Annual Meeting to respond to appropriate questions.

Please complete, sign, date and return the accompanying proxy card promptly or, if you prefer, vote by using the telephone or Internet, whether or not you plan to attend the Annual Meeting. Your vote is important regardless of the number of shares you own. Voting by proxy will not prevent you from voting in person at the Annual Meeting, but it will assure that your vote is counted if you are unable to attend the meeting. To attend the Annual Meeting virtually, you will need to have your 16-digit control number that is included on your proxy card.

On behalf of the Board of Directors and the employees of Sterling, we thank you for your continued support and hope that you can attend the Annual Meeting.

Sincerely,

Thomas M. O'Brien
Chairman, President and Chief Executive Officer

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# Sterling Bancorp, Inc.

**One Towne Square, Suite 1900**
**Southfield, Michigan 48076**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

### To Be Held May 16, 2024

**NOTICE IS HEREBY GIVEN** that the 2024 annual meeting of shareholders (the *"Annual Meeting"*) of Sterling Bancorp, Inc., a Michigan corporation (the *"Company"*), will be held virtually on Thursday, May 16, 2024, at www.virtualshareholdermeeting.com/SBT2024, at 1:00 p.m., Eastern Time. There is no physical location for the Annual Meeting. To attend the Annual Meeting virtually, you will need to have your 16-digit control number that is included on your proxy card. You will not be able to physically attend the meeting in person. The agenda for the Annual Meeting is as follows:

1. To elect as directors the nominees named in the accompanying proxy statement;

2. To approve the compensation of our named executive officers for 2023 (an advisory, non-binding "Say on Pay" vote);

3. To ratify the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof, all in accordance with the accompanying proxy statement.

The Board of Directors of the Company (the *"Board of Directors"*) recommends a vote **FOR** each of the director nominees named in the accompanying proxy statement, **FOR** the advisory, non-binding approval of the compensation of our named executive officers for 2023, and **FOR** the ratification of the appointment of Crowe LLP.

The Board of Directors has fixed March 21, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. We are pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for our shareholders and the Company. The virtual meeting format allows attendance from any location in the world.

We call your attention to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the Annual Meeting. Please read it carefully.

If you have questions or comments, please direct them to Sterling Bancorp, Inc., One Towne Square, Suite 1900, Southfield, MI 48076, Attention: Chief Legal Officer and Corporate Secretary.

By order of the Board of Directors

*Elizabeth M. Keogh*

/s/ Elizabeth M. Keogh
Elizabeth M. Keogh
Chief Legal Officer and Corporate Secretary

**Your vote is important. You may vote your shares electronically via the Internet, by using the telephone or, if you prefer the paper copy, please date and sign the accompanying proxy card, indicate your choice with respect to the matters to be voted upon and return it promptly in the accompanying envelope. Note that if your stock is held in more than one name, all owners must sign the proxy card.**

Dated:    April 4, 2024

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# Sterling
## Bancorp, Inc.

One Towne Square, Suite 1900
Southfield, Michigan 48076

**STERLING BANCORP, INC.
2024 PROXY STATEMENT
TABLE OF CONTENTS**

General Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
PROPOSAL NO. 1: ELECTION OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Executive Officers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Compensation Discussion and Analysis. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
Potential Payments Upon Termination or Change in Control. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
Change in Control and Severance Payments as of December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
Director Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
Certain Relationships and Related Party Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
PROPOSAL NO. 2: ADVISORY, NON-BINDING VOTE TO APPROVE THE COMPENSATION OF
    OUR NAMED EXECUTIVE OFFICERS FOR 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
PROPOSAL NO. 3: RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED
    PUBLIC ACCOUNTING FIRM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
Audit Committee Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41
Beneficial Ownership of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
Shareholder Proposals for the 2025 Annual Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
Other Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45

# PROXY STATEMENT

## GENERAL INFORMATION

This proxy statement and the accompanying proxy card are furnished in connection with the solicitation of proxies by the Board of Directors (the *"Board of Directors"* or *"Board"*) of Sterling Bancorp, Inc., a Michigan corporation (the *"Company"*), to be voted at the 2024 annual meeting of shareholders of the Company (the *"Annual Meeting"*) to be held virtually on Thursday, May 16, 2024, at www.virtualshareholdermeeting.com/SBT2024, at 1:00 p.m., Eastern Time, for the purposes set forth in this proxy statement.

The Board of Directors has fixed the close of business on March 21, 2024 (the *"Record Date"*), as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement of the Annual Meeting. This proxy statement is being mailed on or about April 4, 2024, to all holders of record of common stock of the Company as of the close of business on the Record Date. This proxy statement and our 2023 annual report (the *"2023 Annual Report"*) are also available electronically at investors.sterlingbank.com. As of the Record Date, there were 50,844,402 shares of common stock issued and outstanding and entitled to vote. Each share of common stock is entitled to one (1) vote on each matter properly brought before the Annual Meeting.

If the accompanying proxy card is properly executed and returned to the Company, the shares represented by the proxy card will be voted on each matter that properly arises at the Annual Meeting and any adjournment or postponement of the Annual Meeting. *Every properly executed proxy card that is received by the Company prior to the closing of the polls at the Annual Meeting will be voted in accordance with the instructions contained therein unless otherwise revoked. Properly executed but unmarked proxy cards received by the Company prior to the closing of the polls at the Annual Meeting, unless otherwise revoked, will be voted FOR each of the director nominees named in this proxy statement, FOR the advisory, non-binding approval of the compensation of our named executive officers for 2023, and FOR the ratification of the appointment of Crowe LLP.* If any other business should properly come before the meeting, all properly executed proxies will be voted on such other matters as directed by the Board.

A proxy may be revoked before it is voted at the Annual Meeting by notifying the Chief Legal Officer and Corporate Secretary of the Company in writing or at the Annual Meeting prior to the closing of the polls, by submitting a duly executed proxy (including a proxy given over the Internet or by telephone) bearing a later date or by attending the Annual Meeting and voting electronically. All shareholders are encouraged to date and sign the accompanying proxy card, indicate a choice with respect to the matters to be voted upon and return it to the Company.

You will be able to attend the Annual Meeting, vote and submit your questions in advance of and in real-time during the meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/SBT2024. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate. You should log on to the meeting site at least fifteen minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. We anticipate holding a question-and-answer session following the formal business portion of the meeting, during which shareholders may submit questions to us through the voting site. You will not be able to physically attend the Annual Meeting in person.

## Voting via the Internet, Telephone or by Mail

### Registered Holders

If you are a "registered holder" (meaning your shares are registered in your name with our transfer agent, Computershare), you may vote either electronically at the virtual Annual Meeting using your 16-digit control number (included on your proxy card) or by proxy. If you decide to vote by proxy, you may vote via the Internet, by using the telephone or by mail and your shares will be voted at the Annual Meeting in the manner you direct. For those shareholders who wish to vote by mail, such shareholders can complete, sign and return the accompanying proxy card in the prepaid and addressed envelope that accompanied the proxy materials. Internet and telephone voting for shareholders of record will close at 11:59 p.m., Eastern Time, on May 15, 2024. Further instructions for voting via the Internet and telephone are set forth on the accompanying proxy card. Registered holders will be entitled to one (1) vote for each share held of record as of the record date for all matters.

### *Beneficial Holders*

If you are a beneficial owner of shares held in "street name," you may vote electronically at the Annual Meeting using the 16-digit control number included on your proxy card. Alternatively, you may provide instructions to the nominee that holds your shares to vote by completing, signing and returning the voting instruction form that the nominee provides to you, by using telephone or Internet voting arrangements described on the voting instruction form or other materials that the nominee provides to you or by following any other procedures that the nominee communicates to you.

## Quorum, Required Vote, and Related Matters

*Quorum.* A quorum is present if the number of shares entitled to cast a majority of the votes on a proposal is represented at the Annual Meeting by proxy or in person (by electronic participation). Abstentions and broker non-votes will be counted as present only for the purpose of determining whether a quorum is present.

*"Street Name" Accounts.* If you hold shares in "street name" with a broker, bank or other custodian, you will receive voting instructions from the holder of record of your shares. In some cases, a broker may be able to vote your shares even if you provide no instructions. However, certain regulations prohibit your broker, bank or other nominee from voting uninstructed shares on a discretionary basis for Proposal Nos. 1 and 2 at the Annual Meeting. Shares for which a broker does not have the authority to vote are recorded as "broker non-votes" and are not counted in the vote by shareholders. Thus, if you hold your shares in street name and you do not instruct your broker on how to vote at the Annual Meeting, votes may not be cast on your behalf for Proposal Nos. 1 and 2.

*Proposal No. 1 – Election of Directors.* Directors are elected by a plurality of the votes cast by the shares entitled to vote. For this purpose, a "plurality" means that the individuals receiving the largest number of votes are elected as directors. You may vote in favor of the nominees specified on the accompanying proxy card or may withhold your vote as to one or more of such nominees. Shares withheld or not otherwise voted in the election of directors (because of abstention, broker non-vote or otherwise) will have no effect on the election of directors.

*Proposal No. 2 – Advisory, Non-Binding Vote to Approve the Compensation of our Named Executive Officers for 2023.* The affirmative vote of a majority of the votes cast by the holders of shares entitled to vote will be considered our shareholders' approval of the advisory, non-binding resolution approving the compensation of our named executive officers for 2023. Shares withheld or not otherwise voted with respect to this proposal (because of abstention, broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the vote on this proposal.

*Proposal No. 3 – Ratification of the Appointment of the Company's Independent Registered Public Accounting Firm.* The affirmative vote of a majority of the votes cast by the holders of shares entitled to vote is required for ratification of the appointment of Crowe LLP as our independent registered public accounting firm for 2024. Shares withheld or otherwise not voted with respect to this proposal (because of abstention, broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the vote on this proposal.

Although the vote on Proposal No. 2 is not binding on the Company, the Executive Compensation Committee of the Board of Directors (the ***"Compensation Committee"***) will take your vote on this proposal into consideration when determining the compensation of our named executive officers. Although the vote on Proposal No. 3 is not binding on the Company, the Audit Committee of the Board of Directors will take your vote on this proposal into consideration when selecting our independent registered public accounting firm in the future.

## PROPOSAL NO. 1: ELECTION OF DIRECTORS

The following nine (9) directors have been nominated for election to the Board of Directors at the Annual Meeting, each to hold office for a term expiring at the next annual meeting of shareholders and until his or her successor is duly elected and qualified or his or her earlier resignation or removal:

| | | |
|---|---|---|
| Thomas M. O'Brien | Peggy Daitch | Tracey Dedrick |
| Michael Donahue | Steven E. Gallotta | Denny Kim |
| Christine Meredith | Eboh Okorie | Benjamin Wineman |

Unless otherwise directed, the persons named as proxies in the accompanying proxy card will vote for the election of the foregoing nominees. All nominees are currently directors of the Company. In the event that any of the nominees becomes unavailable, which is not anticipated, the Board of Directors, in its discretion, may designate substitute nominees, in which event all properly executed proxies will be voted for such substitute nominees. Proxies cannot be voted for a greater number of directors than the number of nominees named.

> **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF THE DIRECTOR NOMINEES**

### Information about Directors and Nominees

The Company believes that the Board of Directors as a whole should encompass a range of talent, skill, diversity and expertise that enables the Board of Directors to provide sound guidance with respect to the Company's operations and interests. The following information has been furnished to the Company by the respective directors. Each of them has been engaged in the occupations stated below during the periods indicated, or if no period is indicated, for more than five (5) years.

### Nominees Standing for Election

***Thomas M. O'Brien, Chairman, President and Chief Executive Officer.*** Mr. O'Brien has served as Chairman, President and Chief Executive Officer of the Company and Sterling Bank and Trust, F.S.B. (the ***"Bank"***) since June 2020. Prior to his appointment, Mr. O'Brien provided consulting services to the Bank beginning in March 2020. Mr. O'Brien is an accomplished leader in the financial services industry with over 45 years of industry experience. Prior to joining Sterling, he served as Vice Chairman of New York City-based Emigrant Bancorp, Inc. and Emigrant Bank from October 2018 to March 2020. Mr. O'Brien served as president, chief executive officer and on the boards of Sun Bancorp, Inc. and Sun National Bank from April 2014 to February 2018. Mr. O'Brien previously served on the boards of BankUnited, Inc. and BankUnited, NA from May 2012 to April 2014. Prior to that, Mr. O'Brien served as president, chief executive officer and a director of State Bank of Long Island and State Bancorp, Inc. from November 2006 to January 2012. From 2000 to 2006, Mr. O'Brien was president and chief executive officer of Atlantic Bank of New York and, following the acquisition of Atlantic Bank of New York by New York Commercial Bank, continued to serve as president and chief executive officer during the post-closing transition. From 1996 to 2000, Mr. O'Brien was vice chairman and a board member of North Fork Bank and North Fork Bancorporation, Inc. Mr. O'Brien began his career at North Side Savings Bank in 1977, where he worked until 1996, becoming chairman, president and chief executive officer in 1985. Mr. O'Brien served as a director of the Federal Home Loan Bank (the ***"FHLB"***) of New York from 2008 to 2012 and served as chairman of the New York Bankers Association in 2007. Mr. O'Brien is currently trustee and chairman of the board of Prudential Insurance Company of America $200 Billion Annuity Fund Complex, and vice-chairman of the board and chairman of the finance committee of ArchCare and Catholic Healthcare Foundation for the Archdiocese of New York. Mr. O'Brien received a B.A. in Political Science from Niagara University in 1972 and an M.B.A. from Iona College in 1982.

Our Board of Directors believes that Mr. O'Brien should serve as a director because of his extensive management experience in the banking industry.

***Peggy Daitch, Director***. Ms. Daitch has served as a member of our Board of Directors since December 2019. Ms. Daitch brings over 40 years of experience as a highly respected and recognized advertising and marketing executive, innovative thinker and community leader. After leaving General Motors' largest advertising agency (D'Arcy Masius Benton & Bowles) as a Vice President, she spent the majority of her career with Condé Nast (1987–2008), where she was a Vice President and the leader of Detroit's Condé Nast office representing, at its peak, 29 of America's most celebrated magazine titles and websites including Vogue, Vanity Fair, The New Yorker, Golf Digest, Architectural Digest, Wired, Bon Appetit, epicurious.com and wired.com. She has also represented titles from Hearst Corporation, National Geographic and other leading media companies. After retiring from advertising in 2016, Ms. Daitch pivoted to a new role at Strategic Philanthropy, Ltd., stewarding the 20-year philanthropic advisory firm's growth in Michigan. Immediately prior to this position, Ms. Daitch served as a Partner of Aperture Media Group from 2010 to 2016. Ms. Daitch was the first woman to be president of the Adcraft Club of Detroit, the world's largest advertising club. She has been honored with The Advertising Woman of the Year Award and has been inducted into the Adcraft Hall of Fame. She is currently retired. She serves on the Board of Governors of Cranbrook Academy of Art and Museum. She is a past president of Hebrew Free Loan of Metropolitan Detroit and has held board positions with the Jewish Federation of Metropolitan Detroit, Franklin Hills Country Club, the Detroit Institute of Arts Founders Junior Council, the Michigan Arts Foundation, CATCH, Jewish Ensemble Theater and others. Ms. Daitch's skills in strategic planning and effective decision making come from a rich background in corporate leadership, board leadership, board governance and board service. Ms. Daitch is a graduate of the University of Michigan.

Our Board of Directors believes that Ms. Daitch should serve as a director because of her experience as an executive and her highly respected reputation as an innovative thinker and leader.

*Tracey Dedrick, Director.* Ms. Dedrick has served as a member of our Board of Directors since 2020. Ms. Dedrick brings over 40 years of experience in the financial services industry to the Board. She is a former Executive Vice President and Head of Enterprise Risk Management for Santander Holdings U.S., where she was responsible for enterprise risk, operational risk and market risk for the Americas from September 2016 until her retirement in 2017. Prior to that role, Ms. Dedrick was Executive Vice President and Chief Risk Officer at Hudson City Bancorp from July 2011 until November 2015 and served with its successor, M&T Bank, from November 2015 to February 2016. From January 2010 to February 2011, Ms. Dedrick served as the Treasurer of PineBridge Investments, an asset management company with $83 billion in assets under management. Prior to this, Ms. Dedrick was employed by MetLife, the largest insurance provider in the United States, where she served as Vice President and Assistant Treasurer from June 2001 until July 2004, Vice President and Head of Investor Relations from July 2004 until July 2007 and then served as the Senior Vice President and Head of Market Risk from July 2007 until September 2009. Ms. Dedrick currently serves on the board of directors of First BanCorp., where she is also the Chair of First BanCorp.'s Risk Committee. Additionally, Ms. Dedrick has served as a board member of ISACA, a global Information Security industry association since 2019. She currently serves as Chair of its Nominating and Governance Committee, Chair of its Ethics Committee, and Vice Chair of the Audit & Risk Committee and a member of the Compensation & Talent Management Committee. Ms. Dedrick previously served as a board member of Fieldpoint Private, a private wealth management firm. Ms. Dedrick obtained her Bachelor of Arts in Economics from the University of Minnesota—Twin Cities.

Our Board of Directors believes that Ms. Dedrick should serve as a director because of her relevant experience in the financial services industry, particularly in enterprise risk management and treasury functions.

*Michael Donahue, Director.* Mr. Donahue has served as a member of our Board of Directors since 2022. Mr. Donahue brings to the Board of Directors a wealth of legal and banking experience in the financial services industry. Mr. Donahue is a former Global Head of Securitization for BNP Paribas, arranging short- and long-term financing, both on and off-balance sheet, for corporate and bank clients through the commercial paper and debt capital markets with teams based in New York, London, Paris, Milan, and Tokyo. Prior to joining BNP Paribas, Mr. Donahue was a Senior Managing Director for Merrill Lynch in London where he co-head the group charged with executing all transactions involving structured debt and collateralized loan/bond/debt obligations. Before that, Mr. Donahue was a Director and Deputy Head of Deutsche Bank AG's European Securitization Group, a practice he co-founded and helped grow into the leading securitization group in Europe with an emphasis on regulatory capital relief. Before joining Deutsche Bank, Mr. Donahue was an associate in Lehman Brothers' Mortgage Finance Group. Mr. Donahue began his Wall Street career as an associate attorney in the capital markets practice at the law firm of Cadwalader, Wickersham and Taft. Since leaving BNP Paribas in 2005, Mr. Donahue has focused on his personal investments including most recently the growing of a portfolio of renovated single-family homes for rent subsidized tenants in Chicago. Mr. Donahue has a B.S. in business management from the University of Maryland and a J.D. from Cornell Law School and is admitted to the New York Bar.

Our Board of Directors believes that Mr. Donahue should serve as a director because of his extensive experience in the financial and banking industries.

***Steven E. Gallotta, Director.*** Mr. Gallotta has served as a member of our Board of Directors since 2020. Mr. Gallotta brings over 35 years of financial reporting and assurance experience in the financial services industry to the Board of Directors. Mr. Gallotta spent the majority of his career at KPMG, from 1975 until his mandatory retirement from the firm in 2013. He became an audit partner in the New York Financial Services Practice of KPMG in 1986, serving all types of financial institutions, including depository institutions. During this time, Mr. Gallotta also served as an Advisory partner in KPMG's Office of General Counsel. Mr. Gallotta has been a certified public accountant licensed in New York since 1979. He also was on the Board of St. Patrick's Nursing Home in the Bronx, New York from 2016 until 2022. He obtained his Bachelor of Business Administration from Iona College. He is both a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Our Board of Directors believes that Mr. Gallotta should serve as a director because of his extensive experience in the business and financial world, as well as his particular expertise in U.S. Securities and Exchange Commission (the ***"SEC"***) matters and accounting and management issues.

***Denny Kim, Director.*** Mr. Kim has served as a member of our Board of Directors since 2020. Mr. Kim brings over 20 years of financial experience to the Board of Directors. Mr. Kim is the Founder of Whale Point Capital, a private investment firm focused exclusively on the financial services & FinTech industries and Managing Principal of 7911 Partners, a private investment and advisory firm he founded in 2019. Previously, Mr. Kim was a senior investment professional and Investment Committee Member at WL Ross & Co., a private equity firm founded by former U.S. Commerce Secretary Wilbur L. Ross, where he specialized in financial services investments from 2010-2018. Prior to WL Ross & Co., Mr. Kim worked at J.C. Flowers & Co., a private equity firm dedicated to investing globally in the financial services industry. Mr. Kim began his career at Credit Suisse First Boston's Investment Banking Division, where he advised on mergers, acquisitions and capital raising initiatives for financial institutions. Mr. Kim previously served as a member of the board of directors of Talmer Bancorp, Inc., a board observer at Sun Bancorp, Inc. and Advisor at Gemspring Capital. Mr. Kim earned a Bachelor of Arts degree from Northwestern University and an MBA from Tuck School of Business at Dartmouth.

Our Board of Directors believes that Mr. Kim should serve as a director because of his extensive experience in the business world, as well as his particular expertise in advisory and investment services.

***Christine Meredith, Director, Senior Executive Vice President and Chief Operating Officer.*** Ms. Meredith was elected to our Board of Directors effective April 1, 2024. Ms. Meredith served as the Company's and the Bank's Chief Risk Officer from February 2020 until her promotion to Chief Operating Officer effective April 1, 2024. In July 2023 she was promoted to Senior Executive Vice President. Ms. Meredith has over 25 years of experience as banker, regulator, and consultant to the financial services industry. Prior to joining the Company, Ms. Meredith served as Senior Vice President and Director of Enterprise Risk Management at Columbia Banking System from 2010 through 2020. Its subsidiary, Columbia Bank, was a regional bank based in Tacoma, Washington. Ms. Meredith served as a Risk Management Examiner with the Federal Deposit Insurance Corporation in Seattle, Washington from 2009 to 2010, with a focus on credit and financial risk reviews. Ms. Meredith worked with Washington Mutual from 2003 to 2008 in various capacities including enterprise risk management, commercial real estate product development, and regulatory implementation. Ms. Meredith was a consultant with the Secura Group, a boutique financial services consulting firm based in Washington, DC, from 2002 to 2003, and previously from 1996 to 1998. Ms. Meredith worked for Arthur Andersen in Los Angeles, California as a Business Process Consultant from 2000 to 2002. In 2000, Ms. Meredith was commissioned as a Safety and Soundness Examiner for the Federal Reserve's Twelfth District in San Francisco, California, where she conducted risk management, compliance, trust, and information technology examinations.

Ms. Meredith is a member of the American Bankers Association's Certified Enterprise Risk Professionals Board. Previously, she served on the Mid-Tier Bank and Enterprise Risk Management Councils for the Risk Management Association. Ms. Meredith also served as Chair of the Enterprise Risk Management Committee for the Washington Bankers Association. Ms. Meredith received her Bachelor of Science degree in Finance from Georgetown University.

Our Board of Directors believes that Ms. Meredith should serve as a director because of her extensive experience in risk management and regulatory compliance in the banking industry.

*Eboh Okorie, Director.* Mr. Okorie has served as a member of our Board of Directors since 2022. Mr. Okorie brings over 30 years of experience in the financial services industry to the Board. Mr. Okorie serves as President and CEO of Windy Hill Capital, a financial consulting firm providing expertise in the areas of financial and banking regulatory compliance, risk management, and financial instrument analysis. Mr. Okorie has also served as commissioner of town planning and infrastructural Development in Abia State, Nigeria. He also served as a Commissioner for Lands and Survey also in Abia State, Nigeria from 2013 to 2015. Mr. Okorie was a member of the board/governing council of the Nigerian Investment Promotion Commission ("NIPC") in Abuja, Nigeria from 2013 to 2016. The NIPC is responsible for promoting and coordinating investment, including foreign direct investments in the Nigerian economy. Prior to these roles, Mr. Okorie served as Vice President and director of compliance risk at Atlantic Bank of New York from 2001 to 2007 and as Vice President and director of compliance at North Side Savings Bank from 1994 to 1996. Mr. Okorie also has experience as Senior Examiner/Regulator for the Federal Reserve Bank, the Office of Thrift Supervision, and the Federal Home Loan Bank of New York and Topeka, Kansas. Mr. Okorie has a B.A. and M.B.A. from the University of Kansas.

Our Board of Directors believes that Mr. Okorie should serve as a director because of his extensive experience in bank regulatory compliance.

*Benjamin J. Wineman, Director.* Mr. Wineman has served as a member of our Board of Directors since 2013. Mr. Wineman has over 25 years of extensive commercial real estate and financial experience. Currently, Mr. Wineman is a Principal and Managing Broker at Mid-America Real Estate Corporation, where he has worked since July 2001. Mid-America is based in Chicago, Illinois, and is one of the companies within Mid-America Real Estate Group, a midwestern full service retail real estate organization with offices in Chicago, Detroit, Milwaukee, and Minneapolis. Mr. Wineman co-leads Mid-America's Retail Investment Sales Group, focusing specifically on the disposition of shopping centers and retail properties throughout the greater Midwest region for institutional, REIT, and private owners. Prior to employment with Mid-America, Mr. Wineman worked at LaSalle Investment Management as a Financial Analyst in the Private Equity Acquisitions Group, where he was responsible for the valuation, due diligence, and closing of commercial real estate transactions on behalf of its institutional pension fund clients from 1998 to 2001. Within the International Council of Shopping Centers, he is a member of the Illinois State Committee and the Government Relations National Economic Policy Sub-Committee. Within the community, Mr. Wineman is a member of the Executive Committee of the Harold E. Eisenberg Foundation and is a sustaining member of the Ravinia Festival Associates Board (having served as board President from 2017-2019). Mr. Wineman graduated from DePauw University in 1998 with a Bachelor of Arts Degree.

Our Board of Directors believes that Mr. Wineman should serve as a director because of his extensive commercial real estate and financial experience.

### Board Diversity

The following table sets forth the diversity of our Board of Directors as of April 4, 2024:

| Board Diversity Matrix (as of April 4, 2024) | | | | |
|---|---|---|---|---|
| **Total Number of Directors** | **9** | | | |
| | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** |
| **Part I: Gender Identity** | | | | |
| Directors | 3 | 6 | — | — |
| **Part II: Demographic Background** | | | | |
| African American or Black | — | 1 | — | — |
| Alaskan Native or Native American | — | — | — | — |
| Asian | — | 1 | — | — |
| Hispanic or Latinx | — | — | — | — |
| Native Hawaiian or Pacific Islander | — | 1 | — | — |
| White | 3 | 4 | — | — |
| Two or More Races or Ethnicities | — | 1 | — | — |
| LGBTQ+ | — | — | — | — |
| Did Not Disclose Demographic Background | — | | | |

In addition to gender and demographic diversity, we also recognize the value of other diverse attributes that directors may bring to our Board, including veterans of the U.S. Military. We are proud to report that one of our directors is a military veteran.



*Legal Proceedings*

Previously, the Bank was under formal investigation by the Office of the Comptroller of the Currency (the *"OCC"*) relating primarily to certain aspects of its Bank Secrecy Act/Anti-Money Laundering (*"BSA/AML"*) compliance program as well as the Bank's credit administration, including its former residential loan product, marketed as the Advantage Loan Program. The Bank was also subject to a publicly available formal agreement with the OCC (the *"OCC Agreement"*), relating primarily to certain aspects of the Bank's BSA/AML compliance program and credit administration. The OCC Agreement was entered into in June of 2019, and Mr. Wineman, acting as a director at that time, signed the OCC Agreement in such capacity. In September, 2022, the Company entered into a Consent Order with the OCC, signed by each of the current directors acting in their capacity as the directors of the Bank, resolving the OCC's investigation, which represented a full and final settlement of the OCC investigation with respect to the Bank. Pursuant to that Consent Order, the Bank paid a civil money penalty of $6.0 million. The OCC also notified the Bank that the OCC Agreement was terminated.

On July 19, 2023, the United States District Court for the Eastern District of Michigan approved the Company's Plea Agreement (the *"Plea Agreement"*) with the Department of Justice (the *"DOJ"*), resolving the DOJ's investigation focused on the Bank's Advantage Loan Program and related issues, including residential lending practices and public disclosures about that program contained in the Company's filings with the SEC. Under the Plea Agreement, the Company pleaded guilty to one count of securities fraud primarily relating to disclosures with respect to the Advantage Loan Program contained in the Company's 2017 IPO Registration Statement and its immediately following Annual Reports on Form 10-K filed in March 2018 and March 2019. Consistent with the Plea Agreement, the sentence issued by the court required the Company to pay $27.2 million in restitution for the benefit of non-insider victim shareholders; further enhance its compliance program and internal controls with respect to securities law compliance; and provide periodic reports to the DOJ with respect to compliance matters. The restitution amount was paid by the Company in the third quarter of 2023 and will be administered by a special master appointed by the court. No criminal fine was imposed. The Company's obligations under the Plea Agreement are generally effective for three years. This resolution releases the Company, as well as the Bank, from further prosecution for securities fraud and underlying mortgage fraud in the Advantage Loan Program.

On October 7, 2022, the Company and the Bank commenced an action against the Bank's founder and controlling shareholder, and other nominal defendants, in the United States District Court for the Eastern District of Michigan styled Sterling Bank and Trust, F.S.B. and Sterling Bancorp, Inc. vs. Scott Seligman, et al., No. 2:22-cv-12398-SFC-DRG (E.D. Mich.). The complaint alleges that Mr. Seligman breached his fiduciary duties to the Company and the Bank by, among other actions and inactions, using his controlling position to develop and direct the Bank's now-discontinued Advantage Loan Program to advance his own interests and unjustly enrich himself at the expense of the Company, the Bank and the Company's minority shareholders. The complaint seeks to recover compensatory and other damages, disgorgement of certain monies and injunctive relief. On January 30, 2023, Mr. Seligman and the nominal defendants moved to dismiss the case. The Company and the Bank filed their opposition motions on March 13, 2023, and Mr. Seligman and the nominal defendants filed a reply brief on April 13, 2023. The court held a hearing to consider the plaintiff's motion to dismiss on October 30, 2023, the outcome of which is pending. There is no assurance that we will be successful in any final adjudication of this case, that any remedy would be adequate in the event we are successful in the adjudication or that we would achieve an acceptable settlement.

## Board of Directors Meetings

All directors are expected to attend all meetings of the Board of Directors and committees of the Board of Directors on which they serve. All directors currently serving on the Board of Directors also serve on the board of directors of the Bank, other than Ms. Meredith whose appointment as a director of the Bank will be effective upon the receipt of all appropriate regulatory approvals and non-objections. The board of directors of the Bank met eleven (11) times in 2023. The Board of Directors met thirteen (13) times in 2023. All incumbent directors attended more than seventy-five percent (75%) of the aggregate number of all meetings of the Board of Directors and the committees of the Board of Directors on which he or she served during 2023. The Company's independent directors meet at least quarterly in executive session without management present.

## Board of Directors Committee Membership

Current membership of the standing committees of the Board of Directors are shown in the table below.

| Name | Age | Position(s) With the Company | Nominating & Corporate Governance | Executive Compensation | Audit | Risk | Ethics & Compliance |
|---|---|---|---|---|---|---|---|
| Mr. O'Brien | 73 | Chairman, President and Chief Executive Officer | | | | | |
| Ms. Daitch | 77 | Director | Member | Member | | | Chairperson |
| Ms. Dedrick | 67 | Lead Independent Director | Chairperson | | | Chairperson | Member |
| Mr. Donahue | 62 | Director | | Chairperson | Member | | |
| Mr. Gallotta | 70 | Director | | | Chairperson | Member | |
| Mr. Kim | 44 | Director | Member | Member | | Member | Member |
| Ms. Meredith | 50 | Director, Senior Executive Vice President and Chief Operating Officer | | | | | |
| Mr. Okorie | 71 | Director | | | | Member | Member |
| Mr. Wineman | 48 | Director | | | Member | | |

## Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of our internal audit function and independent auditors. Among other things, the Audit Committee:

- appoints, evaluates and determines the compensation of our independent auditors;

- meets with our independent auditors and management to review the scope of each annual audit and audit procedures to be utilized;

- reviews and discusses with the Chief Financial Officer, the Controller and other appropriate members of management and the independent auditors the Company's consolidated annual audited financial statements and related notes;

- reviews with management annual and quarterly earnings press releases and related Current Report on Form 8-K filed to report material non-public information regarding the Company's results of operations or financial condition for each annual or quarterly fiscal period;

- investigates and, if necessary, retains outside experts with respect to any complaints or concerns regarding accounting, internal accounting controls or auditing matters that are brought to the attention of the Audit Committee;

- reviews and approves all transactions between the Company and related persons which are required to be reported under applicable SEC regulations and any other potential conflict of interest situations on an ongoing basis, and develops policies and procedures for the Audit Committee's approval of related party transactions;

- evaluates the Audit Committee's and individual members' performance and effectiveness; and

- consults periodically with the independent auditors out of the presence of management about internal controls and the fullness and accuracy of the Company's financial statements.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the Nasdaq Capital Market (*"Nasdaq"*) for audit committees. Steven E. Gallotta serves as the Company's ''audit committee financial expert'' as such term is defined in applicable SEC regulations.

The Audit Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview. The Audit Committee held seven (7) meetings in 2023.

### *Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee (the ***"Nominating Committee"***) is responsible for making recommendations to our Board of Directors regarding candidates for directorships and the size and composition of our Board of Directors. In addition, the Nominating Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our Board of Directors concerning governance matters. Among other things, the Nominating Committee:

- develops and recommends to the Board of Directors criteria for the selection of candidates for election as directors;

- when required or advisable, leads the search for individuals qualified to serve on the Board of Directors, including appropriate consideration of candidates recommended by shareholders, management and directors;

- is responsible for a succession plan for, and when required, the search and recruiting of a Chief Executive Officer;

- recommends to the Board of Directors a slate of persons to be considered as nominees of the Board of Directors for election to the Board of Directors and for whom the Board of Directors will solicit proxies;

- periodically reviews and makes recommendations to the Board of Directors on the Board of Director policies and practices relating to corporate governance, independence of directors, stock ownership of directors, attendance, conflicts of interest, ethics, and business conduct; and

- determines, reviews and oversees policies and procedures to facilitate and review shareholder communications to the Board of Directors.

When evaluating nominees for director, the Nominating Committee considers the skills a nominee could offer the Company, as well as business experience, how the nominee fits into the Company's core values, professional and personal integrity, policy-making experience and strategic planning skills, among other traits. Pursuant to the Company's Corporate Governance Guidelines, the Nominating Committee will give appropriate consideration of candidates recommended by shareholders and the procedure for shareholder nominations is set forth in the Company's Bylaws and described under "Shareholder Proposals for the 2025 Annual Meeting—Deadline for Shareholder Proposals and Director Nominations to be Brought Before the 2025 Annual Meeting."

The Nominating Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview. The Nominating Committee held three (3) meetings in 2023. We have determined that all members of our Nominating Committee are considered "independent" under applicable SEC and Nasdaq listing rules.

### *Executive Compensation Committee*

The Executive Compensation Committee (the ***"Compensation Committee"***) is responsible for discharging the Board of Directors' responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

- reviews and approves (or, if deemed appropriate, makes recommendations to the Board of Directors regarding) corporate performance goals and objectives which are relevant to the compensation of the Company's executive officers and applicable employees;

- evaluates and approves (or, if deemed appropriate, makes recommendations to the Board of Directors regarding) the Company's compensation plans, programs and policies, as well as the modification or termination of existing plans and programs;

- reviews the Company's compensation policies and practices for all employees regarding whether any risks arising from the Company's compensation practices, policies and programs are reasonably likely to have a material adverse effect on the Company; and

- reviews and oversees succession planning for key management of the Company and sets the compensation for such individuals as well as the compensation of a Chief Executive Officer recruited by the Nominating Committee.

The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview. The Compensation Committee held five (5) meetings in 2023. We have determined that all members of our Compensation Committee are considered "independent" under applicable SEC and Nasdaq listing rules. For additional information of the role of the Compensation Committee and its decisions with respect to 2023 executive compensation, see "Compensation Discussion and Analysis."

*Risk Committee*

The Risk Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with regards to the overall risk management programs of the Company. Among other things, the Risk Committee assists the Board of Directors with regards to the Company's risk management programs as follows:

- evaluates the Company's strategic plan as to the nature and magnitude of potential risk exposures;

- provides an open and ongoing communication forum between management, third parties, and the Board of Directors to discuss risks and risk management;

- oversees the risk management practices of the Company in relation to the identification, measurement, monitoring, controlling, and reporting of the Company's principal business risks as defined within the Company's enterprise risk management framework;

- serves as the primary oversight committee for specified risk areas, to include strategic, operational, and regulatory risks; and

- provides secondary oversight for risk areas allocated to other Board of Directors committees such as credit, financial, and reputational risks, including intersections with the Company's strategic plan and objectives.

The Risk Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview. The Risk Committee held four (4) meetings in 2023.

*Ethics and Compliance Committee*

The Ethics and Compliance Committee is a standing committee responsible for assisting the Board of Directors in fulfilling its oversight responsibilities regarding the ethics and compliance program of the Company. The Ethics and Compliance Committee assists as follows:

- promotes ethical and compliance accountability throughout each level of the Company;

- provides an open and ongoing communication forum between management, third parties, and the Board of Directors to discuss potential ethical issues and/or emerging trends in ethics; and

- oversees the implementation and ongoing effectiveness of an ethics and compliance culture through all levels of the Company's operations in conjunction with the various other Board committees and management.

The Ethics and Compliance Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview. The Ethics and Compliance Committee held three (3) meetings in 2023.

# CORPORATE GOVERNANCE

## *Board of Directors Leadership Structure*

Prior to the independent directors' approval of the Company's Corporate Governance Guidelines in April 2022, the Board of Directors did not have a policy regarding the separation of the roles of Chief Executive Officer and Chairperson of the Board of Directors, as the Board believed it was in the best interests of the Company to make that determination based on the then-current position and direction of the Company and membership of the Board of Directors. The Board believed that having the Chief Executive Officer also fulfill the role of Chairperson of the Board was the most effective and efficient structure given the extraordinary legal and regulatory challenges facing the Company. As the Board has added five (5) new independent directors over the past several years and continues to make substantial progress in managing its legal and regulatory challenges, the Board believes it is in the best interests of the Company to designate a lead independent director when the Chairperson is not an independent director. Under the Company's Corporate Governance Guidelines, if the Chairperson of the Board is not an independent director, the independent directors will annually select one (1) independent director to serve as the lead independent director (the *"Lead Independent Director"*), who will act as the liaison between the independent directors and management and between the independent directors and outside advisors, including legal counsel. The independent members of the Board of Directors have selected Tracey Dedrick to serve as the Lead Independent Director. The Lead Independent Director has the following roles:

- presiding at all meetings of the Board where the chairperson is not present and calling meetings of the independent directors, including executive sessions of the independent directors;

- providing Board leadership where the Company's CEO is also the chairperson and such role is or is perceived to be in a conflict of interest with the Company;

- reviewing and approving Board meeting agendas and schedules for each Board meeting;

- advising the CEO of the information needs of the Board and approving information sent to the Board;

- chairing the quarterly executive sessions of the independent directors;

- meeting with the CEO and chairperson to discuss any matters arising from the executive session and reporting the independent directors' actions and recommendations to the Board; and

- serving as interim chairperson if the chairperson is unable to continue to serve in such role.

## *Corporate Compliance Program*

The Company has enhanced its training and compliance program, which is being implemented and supervised by the Company's Chief Risk Officer and Chief Compliance Officer. Training is mandatory for all directors, officers and employees, and includes function-specific coverage of applicable banking laws and regulations, standard operating procedures, and compliance, as well as standards of business conduct, whistleblower policy, insider trading policies, and manuals or policies concerning legal or ethical standards of conduct to be observed in connection with work performed for the Company.

Under the Plea Agreement with the DOJ, for the period ending three years from the date of the Plea Agreement, the Company is required to review, test, and update its compliance program and internal controls, policies, and procedures and report back to the DOJ periodically. The requirements for the corporate compliance program set forth in the Plea Agreement include, among other things:

- ensuring that the Company's directors and senior management provide strong, explicit, and visible support and commitment to the Company's corporate policy against violations of the securities laws, its compliance policies, and its Code of Business Conduct and Ethics (the "*Code of Conduct*");

- developing and promulgating a clearly articulated and visible corporate policy against violations of the securities laws, memorialized in a written compliance policy or policies;

- ensuring that the Company has a system of financial and accounting procedures, including a system of internal controls, reasonably designed to ensure the maintenance of fair and accurate books, records, and accounts;

- reviewing the Company's compliance policies and procedures regarding the securities laws no less than annually and updating them as appropriate to ensure their continued effectiveness, taking into account relevant developments in the field and evolving industry standards;

- implementing mechanisms designed to ensure that the Company's Code of Conduct and compliance policies and procedures regarding the securities laws are effectively communicated to all directors, officers, employees, and, where necessary and appropriate, agents and business partners;

- instituting appropriate disciplinary procedures to address, among other things, violations of the securities laws and the Company's Code of Conduct and compliance policies and procedures regarding the securities laws by the Company's directors, officers, and employees;

- developing and implementing policies and procedures for mergers and acquisitions requiring that the Company conduct appropriate risk-based due diligence on potential new business entities, including appropriate due diligence regarding the securities laws by legal, accounting, and compliance personnel;

- instituting appropriate risk-based due diligence and compliance requirements pertaining to the retention and oversight of agents and business partners; and

- conducting periodic reviews and testing of its Code of Conduct and compliance policies and procedures regarding the securities laws designed to evaluate and improve their effectiveness in preventing and detecting violations of the securities laws and the Company's Code of Conduct and compliance policies and procedures regarding the securities laws, taking into account relevant developments in the field and evolving industry standards.

### Disclosure Committee

In 2022, our Board of Directors created a management-level Disclosure Committee (the "**Disclosure Committee**"). The Disclosure Committee assists the Company's Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility to oversee the accuracy, completeness, and timeliness of the public disclosure made by the Company. The Disclosure Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and is reviewed annually and approved by the Disclosure Committee and the Audit Committee. The Disclosure Committee reports to the Audit Committee.

### Family Relationships

There are no family relationships among our directors or executive officers.

### Communication with Directors; Attendance at Annual Meetings

The Board of Directors invites shareholders to send written communications to the Board of Directors or any director by mail, c/o Chief Legal Officer and Corporate Secretary, Sterling Bancorp, Inc., One Towne Square, Suite 1900, Southfield, Michigan 48076. All communications will be compiled by the Company's Chief Legal Officer and submitted to the Board of Directors or the individual director(s) on a regular basis unless such communications are considered, in the reasonable judgment of the Chief Legal Officer, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company's business or communications that relate to improper or irrelevant topics.

All directors are expected to attend annual meetings of shareholders, except in cases of extraordinary circumstances. The Company anticipates that all directors will attend the Annual Meeting.

### Code of Business Conduct and Ethics

Our Board of Directors adopted a Code of Conduct, which applies to all of our directors, officers and employees. The Ethics and Compliance Committee, with the assistance of the Nominating Committee, is responsible for monitoring compliance with the Code of Conduct, and reports to the Board. The Code of Conduct is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview.

### Clawback Policy

The Company has adopted a policy (the "**Clawback Policy**"), which generally provides that the Board of Directors shall require current and former officers subject to the reporting requirements of Section 16 of the Exchange Act and other employees eligible to receive incentive compensation (the "**Covered Persons**") to reimburse or forfeit excess incentive compensation, including equity awards, received by the Covered Person during the three (3) fiscal years preceding the restatement of the Company's financial statements in the event that the Company issues such a restatement due to material noncompliance with securities laws, regardless of whether such Covered Person engaged in misconduct or was responsible for or contributed to the circumstances requiring the restatement. In addition, if the Board of Directors determines a Covered Person engaged in acts or omissions which involved intentional misconduct, intentional violations of the Company's written policies or applicable legal or regulatory requirements or fraud, and which contributed to the circumstances requiring the restatement, the Board of Directors shall require the Covered Person to forfeit all of the Covered Person's incentive compensation received during the three (3) fiscal years preceding the restatement and to reimburse the Company for costs incurred in connection with the restatement. The Clawback Policy also provides that in the event a Covered Person engages in certain detrimental conduct that, in the discretion of the Board of Directors, is likely to cause or has caused material financial, operational or reputational harm to the Company, the Board of Directors may require reimbursement or forfeiture of all of the Covered Person's incentive compensation received from and after the date on which such conduct occurred. The Board of Directors has discretion to determine the method for recouping any incentive compensation under the Clawback Policy. A copy of the Clawback Policy is attached as an exhibit to the 2023 Annual Report.

### *Whistleblower Policy*

The Company's Whistleblower Policy is intended to enable employees, customers, vendors, independent contractors, agents, or any other interested party to promptly report good faith complaints or concerns regarding potential or actual violations of applicable laws, regulations or the Company's policies, including violations of our Code of Conduct. Our senior management, Board of Directors and employees have participated in whistleblower training presentations in connection with our Corporate Governance Enhancements and revised Whistleblower Policy. Our Audit Committee and Ethics and Compliance Committee has oversight over the receipt, retention and treatment of concerns or complaints received by the Company regarding accounting, internal accounting controls, auditing matters, or unethical or illegal behavior. A committee comprised of the Company's General Counsel, Chief Risk Officer, Chief Auditor, Head of Human Resources and Chief Compliance Officer is responsible for ensuring all whistleblower complaints are appropriately handled. The Whistleblower Policy is available on the Company's website at investors.sterlingbank.com/corporate-governance/governance-overview.

### *Insider Trading Policy and Anti-Hedging Policy*

We have adopted an Insider Trading Policy that sets forth restrictions on trading in our securities and on providing any material nonpublic information relating to the Company. This policy is applicable to our directors, officers and employees, as well as any other person having access to material nonpublic information of the Company such as consultants and contractors. This policy also applies to the foregoing persons' family members or others who reside with them, and any other persons or entities whose securities transactions are directed by the foregoing persons or subject to their influence or control. This policy was adopted to promote compliance with federal securities laws and applicable Nasdaq requirements. Our Insider Trading Policy allows for purchases or sales of Company securities made in compliance with a written plan that meets the requirements of Rule 10b5-1 of the Exchange Act, and sets forth the applicable trading window periods where directors and designated employees are able to trade in the Company's securities. Our Insider Trading Policy prohibits all of our directors, officers and employees, as well as any other person having access to material nonpublic information, from entering into certain forms of hedging or monetization transactions that allow such person to lock in much of the value of his or her stock holdings in exchange for all or part of the potential upside appreciation of the Company's stock, such as zero-cost collars and forward sale contracts. Such transactions allow such person to continue to own the Company's stock without the full risks and rewards of ownership, which may cause such person to no longer have the same objectives as the Company or other shareholders. Similarly, our Insider Trading Policy prohibits short sales, standing orders and transactions in publicly traded options. Additionally, a director, officer or employee desiring to hold Company securities in a margin account or pledge Company securities as collateral for a loan must notify the Company's Chief Legal Officer prior to taking such action because a margin sale or foreclosure sale may occur at a time when such person, a pledgor, is aware of nonpublic information or otherwise not permitted to trade in the Company's stock. Finally, our Insider Trading Policy prohibits the use of derivative securities to separate any financial interest in our Company's securities from related voting rights and any transaction in the Company's securities where a reasonable investor would conclude that such transaction is for short-term gain or speculative.

### Board of Directors' Role in Risk Oversight

Our Board of Directors adopts and oversees the implementation of our company-wide risk management framework, which establishes our overall risk appetite and risk management strategy. Risk management refers generally to the activities by which we identify, measure, monitor, evaluate and manage the risks we face in the course of our banking activities. Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including compliance, regulatory, liquidity, interest rate, credit, operational, cyber/technological, legal, strategic, financial and reputational risk exposures. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we may not have appropriately anticipated or identified.

*Compliance.* Our Board of Directors and management team continue to strive to create a risk-conscious culture that is focused on addressing compliance issues. In 2021, the Board of Directors created a new Risk Committee. See "Proposal No. 1: Election of Directors—Risk Committee" above, for more information on the role and responsibility of the Risk Committee. We hired a Chief Risk Officer in February 2020 to create, implement, improve and administer the risk management programs for the Company. The Chief Risk Officer is responsible for the Company's risk governance, further developing and maintaining a risk aware culture and implementing risk decision-making into day-to-day operations. The Chief Risk Officer reports directly to the Risk Committee and to the Company's Chief Executive Officer. In 2021, the Board of Directors also created a new Ethics and Compliance Committee. See "Proposal No. 1: Election of Directors—Ethics and Compliance Committee" above, for more information on the role and responsibility of the Ethics and Compliance Committee. Through the creation of the Risk Committee and Ethics and Compliance Committee, we are focused on, and continually invest in, our risk management and control environment. Our business teams, supported by our risk, compliance, legal, finance and internal audit functions, work together to identify and manage risks applicable to our business, as well as to enhance our control environment.

*Culture.* Our Board of Directors and its committees play a key role in oversight of our culture, setting the "tone at the top" and holding management accountable for its maintenance of high ethical standards and effective policies and practices. The Company's core values include community, service, integrity and employees working together. We embrace diversity and inclusion, which we believe fosters creativity, innovation and thought leadership through new ideas and perspectives.

### Governance and Social Highlights

We are committed to strong corporate governance and social responsibility. We believe this commitment is essential to the long term success of the Company. The bullet points below highlight the ways we invest in corporate governance and social responsibility. All data and statistics are as of December 31, 2023, unless otherwise stated.

*Diversity and Inclusion*

- 3 out of 9 directors are female as of April 4, 2024
- 3 directors are people of color as of April 4, 2024
- 1 director is Asian as of April 4, 2024
- 1 director is a US Army veteran as of April 4, 2024
- 43% of SVPs and above are female
- 55% of employees are female
- 65% of employees identified within an ethnically diverse group
- 59% of assistant vice presidents or higher level position are female
- 45% of assistant vice presidents or higher level position identified within an ethnically diverse group

*Board Governance*

- Lead Independent Director
- 78% of the Board is independent as of April 4, 2024
- Committees comprised of independent directors as of April 4, 2024
- Non-classified Board (annual election of directors)

*Community Impact*

- Participated $5,000,000 in a $101,280,000 construction loan facility to finance the construction of a 181-unit affordable housing rental project in Concord, CA.

- Invested $500,000 in a Community Development Financial Institution (''CDFI'') in support of the construction of Accessory Dwelling Units (''ADU'') as a means to increase housing supply, address affordability challenges, and create new rental income streams for low- to moderate-income families. ADU's have emerged as a viable solution to address housing shortages and provide flexible living spaces for families, caregivers, and multigenerational households.

- As a member of the Federal Home Loan Bank of Indianapolis, the Bank partnered and sponsored a local not-for-profit housing provider to apply for an affordable housing program grant totaling $500,000 to support the construction of 15 scattered site, single family, permanent supportive housing homes in the Unity Park neighborhood of Pontiac, Michigan.

- Invested in seven Minority Depository Institutions (''MDI'') totaling $2.4 million. MDI's serve a vital role of promoting the economic viability of minority and under-served communities.

- Approximately 220 employees volunteered close to 1,800 hours with 93 nonprofit organizations conducting financial literacy seminars, technical assistance to small businesses, first time homebuyer classes, elder abuse seminars and distribution and packing of foods, benefiting over 287,000 individuals and families.

- Eight of our employees serve as directors on the board of nonprofits and CDFI's. Most of these nonprofits and CDFI's support affordable housing, permanent housing, access to capital for minority owned business, technical assistance for small businesses, workforce and economic development services to diverse communities and affordable healthcare to low-income individuals and families.

*Business Conduct*

- Code of Business Conduct and Ethics

- Whistleblower hotline for anonymous reporting of violations

- Corporate Governance Guidelines

*Work Environment*

- We are committed to providing a workplace that is free of harassment and discrimination by taking proactive measures and providing all employees with non-discrimination and sexual harassment prevention training on an annual basis.

- We continue to support and provide diversity training to all employees to increase cultural competency and collaboration.

- We continue to offer over 600 technical and professional development courses and educational reimbursement for approved external training opportunities.

## EXECUTIVE OFFICERS

The executive officers of the Company serve at the pleasure of the Board of Directors. In addition to Mr. O'Brien and Ms. Meredith, set forth below are the current executive officers of the Company and a brief explanation of their principal employment during at least the last five (5) years.

*Karen Knott, Executive Vice President and Chief Financial Officer, age 50*. Ms. Knott has served as the Company's Chief Financial Officer since October 1, 2021. She has over 25 years of experience in financial operations and accounting roles with financial institutions. Previously, Ms. Knott served as the Company's Senior Vice President and Controller since March, 2021 and as Assistant Vice President and Controller of the Bank since 2015. She has served in a variety of other financial roles, including Divisional Controller for Commercial Lending and Staff Accountant, since first joining the Bank in 1998. Before joining the Bank, Ms. Knott began her career in customer service and finance positions at Credit Union ONE and CommonPoint Mortgage Co. Ms. Knott received her Bachelor of Business Administration from Grand Valley State University.

*Eleni Willis, Chief Risk Officer, age 49*. Ms. Willis was promoted to serve as Chief Risk Officer, effective April 1, 2024. Prior to her promotion, Ms. Willis served as the Company's Senior Vice President and Deputy Chief Risk Officer since July 2023. Ms. Willis previously served as the Company's Director of Enterprise Risk Management. Prior to joining the Company in 2021, Ms. Willis served as a Senior Risk Analyst, Enterprise Risk and Compliance of the United Services Automobile Association from May 2021 to November 2021. From September 2017 to May 2021, Ms. Willis held various roles with Umpqua Bank (formerly Columbia Bank), including Vice President, Corporate Enterprise Risk Manager and Vice President, Business Risk Analytics Manager. Before joining Umpqua Bank, Ms. Willis held various roles with Harborstone Credit Union from January 2017 to September 2017, HomeStreet Bank from 2013 to 2017, the Washington State Department of Financial Institutions from 2004 to 2013 and Amplicon Express from 2000 to 2002. Ms. Willis holds a bachelor's degree from Linfield University and a master's degree from Washington State University.

*Elizabeth M. Keogh, Chief Legal Officer and Corporate Secretary, age 67*. Ms. Keogh has served as the Company's Chief Legal Officer since October 2022. Ms. Keogh also serves as the Corporate Secretary of the Company and, since June 2023, as the Executive Vice President, General Counsel and Corporate Secretary of the Bank. Ms. Keogh has over 35 years' experience as a practicing attorney with expertise in banking, securities and corporate law and regulation, among other areas. Prior to joining Sterling as an employee, Ms. Keogh was a consultant to the Company from 2020 to 2022 focusing on proxy statement disclosure and other SEC reporting requirements. Since 2009, Ms. Keogh has worked as a self-employed legal consultant and has provided consulting services in respect of numerous transactional, corporate governance and regulatory compliance matters to a variety of financial institutions, including the Company. Prior to establishing her own consulting practice, Ms. Keogh was a corporate attorney for 15 years with the law firms of Thacher Proffitt & Wood and Sonnenschein Nath & Rosenthal, prior to its merger with Denton Wilde Sapte LLP. Ms. Keogh earned a law degree from New York University School of Law and a Bachelor of Arts degree from Fairfield University.

# COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion & Analysis *("CD&A")* sets forth the Company's executive compensation philosophy, practices and decisions for the fiscal year 2023 for its named executive officers *("NEOs")* listed below and included in the Summary Compensation Table.

| Name | Title Held with the Company During 2023 |
| --- | --- |
| Thomas M. O'Brien | Chairman, President and Chief Executive Officer |
| Karen Knott | Executive Vice President, Chief Financial Officer and Treasurer |
| Christine Meredith[1] | Senior Executive Vice President and Chief Risk Officer |
| Elizabeth M. Keogh | Chief Legal Officer and Corporate Secretary |
| Colleen Kimmel[2] | Former Executive Vice President, General Counsel and Corporate Secretary |

---

(1)   Ms. Meredith was promoted to Chief Operating Officer effective April 1, 2024.

(2)   Ms. Kimmel separated from service with the Company and the Bank effective June 16, 2023.

In addition to the CD&A, the compensation and benefits provided to our NEOs in 2023 are set forth below in the Summary Compensation Table and other tables that follow this CD&A, as well as in the footnotes and narrative material that accompany those tables.

## *Executive Summary*

In 2023, we continued to make significant and meaningful progress in our goal to remediate the multiple challenges facing us while also returning to profitability. Our principal focus continued to be managing our outstanding compliance and regulatory issues, government investigations and third-party litigation as well as developing a strong culture of compliance and re-establishing strong credit metrics for potential new lending initiatives.

Some noteworthy milestones involved our work to resolve major regulatory investigations. In July 2023, the Company received final court approval of the Plea Agreement entered into with the Department of Justice ("DOJ") resolving the DOJ's investigation of the Bank and the Company relating to the Bank's former residential loan product, marketed as the Advantage Loan Program, and related matters. The DOJ noted that the current management and Board fully cooperated with the investigation. In addition, on June 20, 2023, the Company received a letter from the Division of Enforcement of the Securities and Exchange Commission ("SEC") informing the Company that the Division of Enforcement had concluded its investigation of the Company and did not intend to recommend an enforcement action by the SEC against the Company.

There were a number of other items of note that occurred in 2023. In the second quarter of 2023, the Bank completed the sale of $43.5 million of nonperforming and chronically delinquent residential real estate loans primarily consisting of Advantage Loan Program loans. In the third quarter of the year, the Company completed its redemption of all $65 million of its Subordinated Notes, which bore interest at 11% at the time of redemption, partially relieving pressure on our net interest margin. Also in the third quarter, the Bank's election to become a covered savings association in accordance with federal banking law became effective, allowing us to operate as a commercial bank without being subject to the Qualified Thrift Lender Test that otherwise had required us to hold a substantial portion of our balance sheet in mortgage related assets.

All the above accomplishments are reflective of the significant efforts of the management team led by Mr. O'Brien with the full support of the Board. Mr. O'Brien has been with the Company for almost four (4) years and together with the Board has sought to restore the Company's financial and regulatory standing, reduce high expenses related to the completion of the aforementioned major projects and successfully conclude the various governmental investigations.

## *Accomplishments and Challenges for 2023 and First Quarter 2024*

Accomplishments

- Redeemed the subordinated debt

- Received court approval of the resolution of the DOJ investigation

- Exceeded all regulatory capital requirements

  o The Company's Tier 1 leverage ratio at 2023 year-end was 13.95%.

- Reduced criticized and classified loans during 2023 by 32%

- Became a covered savings association

- Significantly improved asset quality

Challenges

- Costs and requirements of the ongoing compliance efforts and increased regulatory expectations

- Continued requests for reimbursement of third party costs associated with government investigations of individuals

- Continue to reduce the volume of classified loans

- Margin pressure from the prevailing higher interest rate environment

- Strategic planning in the face of an uncertain economic environment for financial institutions, including the development of new products

- Restore the Company's financial standing

### *Executive Compensation Philosophy*

The goals of the executive compensation program are to enable the Company to attract, develop and retain an executive team capable of maximizing the Company's performance for the benefit of its shareholders and to promote increases in long-term shareholder value by aligning the financial interests of the Company and its shareholders with the NEOs and other members of executive management. It strives to provide employees with incentives that appropriately balance risk and reward, to be compatible with effective controls and risk management and to be supported by strong corporate governance, including active and effective oversight by the Board of Directors and the Compensation Committee. For 2023, the Compensation Committee once again recognized the significant time and effort required by the executive officers and others to respond to the governmental inquires and investigations, re-establish strong credit metrics, diversify the Company's overall loan production, exit unproductive or ancillary businesses, resolve problem loans and manage the Company's excess liquidity.

*Pay Mix.* Our compensation program for executive officers in 2023 (other than with respect to Mr. O'Brien) consisted of three (3) primary components: (i) base salary; (ii) cash-based annual bonuses; and (iii) equity-based long-term incentive awards. We also offer retirement and other benefits. This is designed to reward executive officers consistent with the goals in the immediately preceding paragraph.

*Mr. O'Brien's Compensation.* Mr. O'Brien's compensation was set at $3,000,000 in his employment agreement at the time he was hired by the Company in 2020. At that time, the Company and the Bank were in the midst of an internal investigation, facing government investigations, pending litigation and significant regulatory scrutiny. The employment agreement entered into was designed to recruit, retain and appropriately motivate Mr. O'Brien to work to resolve these matters and to reward him meaningfully for his work. With the resolution of the remaining government investigations in 2023, the Compensation Committee considered a more traditional compensation structure, with a combination of salary and equity awards, that would be more appropriate for Mr. O'Brien on a going forward basis. With Mr. O'Brien's consent, his employment agreement was amended in June 2023 to restructure his pay mix to reduce his base salary and provide for a grant of restricted stock. The amendment significantly reduced Mr. O'Brien's annual base salary from $3,000,000 to $950,000 and included a $2,000,000 restricted stock grant that vests over 18 months as well as the possibility of a discretionary cash incentive compensation grant. The Compensation Committee believes that compensation for Mr. O'Brien consisting of a combination of cash and restricted stock is in the best interests of the Company and the shareholders. Before making its recommendations, the Compensation Committee reviewed and considered details of a comparability analysis and peer group data that was prepared by outside counsel.

The Compensation Committee reviewed two peer groups. The first was the peer group that the Compensation Committee utilized in prior years beginning in 2020 and consisted of banks from certain geographic markets in which the Company operated at that time (''Historical Peer Group''). Three banks from the 2020 peer group were removed from the comparison because they had merged (Bridge Bancorp and Dime Community) or because the 2023 proxy statement had not yet been released by the time of the Compensation Committee review (Preferred Bank). The assets of the banks in the Historical Peer Group range from approximately $2.1 billion to approximately $13.6 billion as of March 31, 2023.

The second peer group was chosen as a group of peers for that of a larger community or regional bank more aligned with the Company's current status and potential future strategic plan than the Historical Peer Group and more likely able to compete for the services of the Company's CEO ("New Peer Group"). The assets of the banks in the New Peer Group range from approximately $5.5 billion to approximately $22 billion as of March 31, 2023.

| Historical Peer Group | New Peer Group |
|---|---|
| Bank of Marin Bancorp | Banc of California, Inc. |
| First Foundation Inc. | Banner Corporation |
| Hanmi Financial Corporation | Brookline Bancorp Inc. |
| Heritage Commerce Corp | Central Pacific Financial Corp. |
| Heritage Financial Corporation | CVB Financial Corp. |
| Mercantile Bank Corporation | First Foundation Inc. |
| Northfield Bancorp, Inc. | Flushing Financial Corp |
| RBB Bancorp | Heritage Commerce Corp |
| Sierra Bancorp | Heritage Financial Corporation |
| TriCo Bancshares | Lakeland Bancorp Inc. |
| Waterstone Financial, Inc. | Luther Burbank Corporation |
| Westamerica Bancorporation | National Bank Holdings Corporation |
| | Peapack-Gladstone Financial Corporation |
| | TriCo Bancshares |
| | Washington Federal, Inc. |

Based on its review of the analysis, the changes recommended by the Compensation Committee to reflect the situation of the Company had the effect of (1) aligning Mr. O'Brien compensation with peer group companies that could compete for his services; (2) benefitting the Company on a parent only basis from a cash point of view as the Company currently bears 2/3 of the costs of Mr. O'Brien's compensation; (3) providing a $2,000,000 overall cash savings (exclusive of any discretionary bonus); and (4) resulting in a reduction in compensation expense as the cost of the restricted stock grant will be amortized over an 18 month vesting period rather than taken at the time of the grant, which had a favorable impact on the Company's income statement. In determining the amount of the restricted stock grant, the Compensation Committee took into consideration the fact that Mr. O'Brien had not been granted any equity awards since being granted 300,000 stock options in connection with his hiring in 2020. See "Executive Compensation—Employment Arrangements—Thomas M. O'Brien" below. Mr. O'Brien was not awarded any cash incentive compensation awards in 2023.

### Executive Compensation Process

*Role of Compensation Committee*. The Compensation Committee is ultimately responsible for all compensation decisions for the NEOs after considering input from management. The Compensation Committee, among other things, oversees the Company's incentive compensation and equity-based plans and policies and fulfills other responsibilities delegated to the Committee by the Board of Directors.

The Compensation Committee has the authority to select, retain and obtain the advice of a compensation consultant, as necessary, to assist with the execution of its duties and responsibilities set forth in the Compensation Committee Charter. The Compensation Committee did not retain a compensation consultant in 2023.

*Role of CEO in Compensation Decisions*. The CEO does not attend portions of the Compensation Committee and Board meetings during which his performance is being evaluated and his compensation determined. The CEO does provide recommendations to the Compensation Committee and Board as to the other NEOs compensation based on his evaluation of the NEO's performance, each NEO's respective contributions to the remediation of the Company's and Bank's outstanding legal and regulatory issues, and his understanding of the compensation of NEOs at similarly sized peer banks. Because traditional performance metrics such as total shareholder value, profitability and growth did not adequately reflect the performance of the NEOs in light of the numerous issues and challenges the Company faced and the Company's goals of resolving these matters, the role of the CEO in recommending compensation decisions took on greater importance.

### Key elements of compensation

*Base Salary*. The Company seeks to pay a competitive base salary at levels that reflect each executive's position, individual performance, experience and expertise. Such base salaries are reviewed annually by the Compensation Committee in comparison to the peer group and adjusted as appropriate, with no guarantee of annual increases. Other than with respect to the current CEO, base salaries had historically been lower at the Company as compared to those in its peer group and had originally been targeted to be near the 25[th] percentile of its peer group. In order to attract and retain qualified executive management, the Compensation Committee has endeavored to increase salaries in order to remain competitive. The Compensation Committee is trying to gradually increase base salaries (except for the CEO) to be closer to the 50[th] percentile of its peer group but recognizes that this process cannot be done in one year. The base salary increases below reflect this viewpoint.

| Name | 2022 Base Salary Rate | 2023 Base Salary Rate) | % Increase (Decrease) |
|---|---|---|---|
| Thomas M. O'Brien | $3,000,000 | $950,000 | (68)% |
| Karen Knott | $ 300,000 | $325,000 | 8% |
| Christine Meredith | $ 290,000 | $350,000 | 21% |
| Elizabeth M. Keogh | $ 325,000 | $325,000 | 0% |
| Colleen Kimmel | $ 280,000 | $280,000 | 0% |

As discussed under Executive Compensation Philosophy – Mr. O'Brien's Compensation, Mr. O'Brien's compensation for 2023 was restructured pursuant to an amendment to his employment agreement and his base salary was reduced to $950,000. See "Executive Compensation—Employment Arrangements—Thomas M. O'Brien" below. Ms. Knott and Ms. Meredith received a merit increase in annual base salary in 2023 to $325,000, effective July 2023. Ms. Meredith also received an additional promotion increase in base salary to $350,000 upon her promotion to Senior Executive Vice President in July 2023. Each of Ms. Keogh's and Ms. Kimmel's base salary for 2023 remained unchanged at $325,000 and $280,000 respectively.

### Annual Cash Incentive Compensation

In May 2023, Ms. Knott and Ms. Meredith each received a discretionary cash bonus of $50,000. Ms. Keogh received a discretionary cash bonus of $20,000 in 2023 and Mr. O'Brien did not receive a cash bonus in 2023. The cash bonuses granted to the NEOs in 2023 reflect the Committee's decision to reward the continued efforts of the management team to remediate the numerous problems facing the Company but also reflect the Compensation Committee's decision to rely more heavily on long term incentive grants in the form of restricted stock awards to compensate its executive officers, which the Committee believes serves to better align the interests of the NEOs with that of the Company's shareholders. Ms. Kimmel received a discretionary cash bonus of $50,000 for 2022 which was awarded and paid in 2023.

### Equity grants

Long-term incentive grants for executive officers serve to promote the interests of the Company by providing such executives with additional incentives to remain with the Company, to increase their effort to make the Company more successful and to reward such executives by providing an opportunity to acquire shares of common stock on favorable terms and to attract and retain the best available personnel. Such equity awards serve to align the interests of the executive officers with that of shareholders. Under the 2020 Omnibus Equity Incentive Plan, the Company can award a variety of equity awards, including stock options and restricted stock. The Company believes these grants support its business objectives and, as to restricted stock awards, are an effective retention vehicle with limited downside risk. The Compensation Committee discussed equity awards for executive management at the beginning of the fiscal year and in making its decisions reviewed the condition of the Bank, the competitive landscape of the Company and the institutional knowledge of executive management. The Compensation Committee wanted to rely more heavily on long-term executive grants for the executive officers as opposed to cash incentives. The goal was to grant awards that would properly compensate the NEOs for their efforts in difficult conditions while also serving as a retention tool. Mr. O'Brien received a $2,000,000 award of restricted stock in 2023 vesting over 18 months. The amount of restricted stock awards for the other NEOs was substantially increased from awards for the prior year which reflects the Compensation Committee's decision to continue to rely more heavily on stock awards in the total compensation package for executive officers and for its use as a long-term retention vehicle. The table below sets forth the restricted stock awards for the NEOs for 2023. The restricted stock award to Mr. O'Brien vests over 18 months with 33% vesting on each of January 2, 2024 and July 2, 2024, and 34% vesting on January 2, 2025. The restricted stock awards for the other NEOs vest over five (5) years with vesting beginning in year three with 33% vesting in the third and fourth year after the date of the grant and 34% vesting after the fifth year after the date of grant. No option awards were granted to the NEOs in 2023.

*2023 Long Term Incentive Grants*

| Name | Options | RSAs | Grant Date | Number of Options | Grant Value of options | Number of RSAs | Grant Value of RSAs |
|---|---|---|---|---|---|---|---|
| O'Brien .......................... | 0% | 100% | 6/22/23 | — | — | 366,973 | $2,000,003 |
| Knott ............................. | 0% | 100% | 5/31/23 | — | — | 100,200 | $ 499,998 |
| Meredith ......................... | 0% | 100% | 5/31/23 | — | — | 100,200 | $ 499,998 |
| Keogh ............................ | 0% | 100% | 5/31/23 | — | — | 100,200 | $ 499,998 |
| Kimmel ........................... | 0% | 0% | — | — | — | 0 | $ — |

Upon Ms. Kimmel's separation from service, she forfeited all previously granted but unvested restricted stock. On account of her separation from service, Ms. Kimmel received a payment under the severance plan, as described below.

*Payments Upon Termination of Service or Change of Control.*

*Severance Agreements.* As the government investigations were resolved, the need for protections provided by a change of control agreement and the benefits that such an agreement affords to individuals became much more meaningful. In 2023, the Company entered into Change of Control Agreements with each of Mr. O'Brien and Ms. Keogh. These Change of Control Agreements are similar to the agreement the Company had previously agreed to with Ms. Meredith in connection with her original hiring. Pursuant to the terms of a Change of Control Agreement between the Company and Mr. O'Brien, Ms. Meredith, and Ms. Keogh, respectively, each of Mr. O'Brien, Ms. Meredith and Ms. Keogh may be entitled to certain payments in the event of a change of control of the Company. See "Executive Compensation—Potential Payments Upon Termination or Change in Control" and "Executive Compensation—Employment Arrangements—Thomas M. O'Brien, Christine Meredith and Elizabeth M. Keogh" below.

The Bank has a nondiscriminatory severance payment plan (the *"Severance Plan"*) applicable to all employees, other than those who have individual severance agreements, that provides for payment of severance benefits upon the occurrence of certain involuntary termination events. Under the Severance Plan, Ms. Knott would be entitled to payments thereunder upon the occurrence of certain involuntary termination events. These payments would be on the same terms and conditions as for all other eligible employees. Mr. O'Brien, Ms. Keogh and Ms. Meredith are not entitled to these benefits because of their respective Change of Control Agreements. Ms. Kimmel received a severance payment of $59,231 following her separation from service. See "Executive Compensation—Potential Payments Upon Termination or Change in Control" and "Executive Compensation—Employment Arrangements—Severance Plan" below.

*Perquisites*. Mr. O'Brien received a travel reimbursement of $4,528, a car allowance of $6,319 and an apartment allowance of $19,166 for 2023, all in accordance with the terms of his employment agreement. Ms. Keogh received a travel reimbursement of $19,665 for 2023, in accordance with the terms of her offer letter.

*Other Compensation.* In addition to the compensation components listed above, the NEOs are eligible to participate in the Company's broad-based employee plans such as medical, dental, vision, disability and the 401(k) plan with a Company matching contribution, which is described in more detail in "Executive Compensation—Defined Contribution Retirement Plan" below. Each NEO was eligible to participate in the Company's employee term life insurance policy during the 2023 fiscal year at no cost to the employee with such death benefit equal to two times current annual base salary, up to a maximum death benefit of $500,000. NEOs may also purchase additional life insurance for themselves and their spouse and dependents (up to a maximum death benefit of $500,000 for themselves) on the same terms and conditions as other employees.

### *Clawback Policy*

The Clawback Policy was originally adopted in 2020, was amended in 2023 to comply with the Nasdaq listing standards as mandated by the SEC. The updated Clawback Policy, which requires recoupment of certain cash and equity incentive compensation from executive officers in the event of an accounting restatement and allows recoupment in the event of detrimental conduct, applies to incentive-based compensation received on or after October 2, 2023. See ''Corporate Governance—Clawback Policy'' above. A copy of the Clawback Policy is attached as an exhibit to the 2023 Annual Report.

### *Risk Assessment*

The charter for the Compensation Committee provides that it is responsible for reviewing the Company's compensation policies and practices for all employees regarding whether any risks arising from the Company's compensation practices, policies and programs are reasonably likely to have a material adverse effect on the Company. Day-to-day risk management is the responsibility of management. In the fourth quarter of 2022, a full scope review of the Incentive Compensation Risk Assessment was conducted by the Bank's Enterprise Risk Management (''ERM'') department with the assistance of the Human Resources and Legal departments. The risk assessment found that management has demonstrated its ability to mitigate the inherent risks within the incentive compensation program and has been able to steer employees towards desired activities while also balancing it with desired risk-taking behaviors. The design and development of all incentive compensation plans was done in collaboration with risk management personnel and any design concerns were addressed.

The Retail Incentive Compensation Plan was revised in March 2023 to incorporate changes suggested by the ERM department which consisted mostly of changes to measurements and how the program is defined and communicated to employees. Previously, in March 2021, the Compensation Committee implemented a compensation program for both residential and commercial loan officers to mitigate risks identified in the Internal Review. The Bank no longer has residential loan officers. Compensation for the commercial lending staff is comprised of salary with an annual variable compensation component. Variable compensation for commercial loan officers will not exceed a certain percentage of a loan officer's base salary and is discretionary based on a variety of weighted criteria, including portfolio management, loan production, and corporate compliance. The Compensation Committee is confident that the changes implemented have mitigated the potential for unnecessary risk-taking since their implementation and will continue to do so going forward.

With respect to executive management, the Compensation Committee designed the incentive compensation program for executives to include multiple performance measures with Compensation Committee discretion. Given the Company's regulatory and legal challenges over the past several years, traditional financial metrics and a purely formulaic approach were not appropriate or relevant. The Compensation Committee believes that its compensation policies and practices for its executive officers do not encourage unnecessary risk taking that is reasonably likely to have a material adverse effect on the Company.

### *Shareholder Advisory Vote*

At our 2023 annual meeting, approximately seventy-nine percent (79%) of our shareholders approved our say-on-pay resolution as to executive compensation disclosed in last year's proxy statement. The Company believes such vote to be a positive endorsement of its current pay practices and is evidence that its compensation policies have been in the best interest of shareholders. The Company plans to propose a shareholder advisory vote on executive compensation each year and monitor the level of support for each say-on-pay proposal in the future and will consider the results along with other factors as it makes future compensation decisions.

### *Compensation Committee Report*

The Compensation Committee has reviewed and discussed the CD&A required by Item 402(b) of Regulation S-K with management. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in the Company's Proxy Statement on Schedule 14A for the Annual Meeting.

**Compensation Committee of Sterling Bancorp, Inc.**

Michael Donahue, Chairman
Peggy Daitch
Denny Kim

# EXECUTIVE COMPENSATION

## *Summary Compensation Table*

The following table sets forth information regarding the compensation paid or awarded to, or earned by, each of our NEOs for our fiscal years ended December 31, 2023, 2022 and 2021.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All other Compensation ($)[2][3] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Thomas M. O'Brien, Chief Executive Officer | 2023 | 2,014,423 | — | 2,000,003 | — | — | — | 49,813 | 4,064,239 |
| | 2022 | 3,000,000 | — | — | — | — | — | 48,707 | 3,048,707 |
| | 2021 | 3,000,000 | — | — | — | — | — | 46,531 | 3,046,531 |
| Karen Knott, Chief Financial Officer | 2023 | 311,538 | 50,000 | 499,998 | — | — | — | 19,800 | 881,336 |
| | 2022 | 280,770 | 70,000 | 100,004 | — | — | — | 18,300 | 469,074 |
| | 2021 | 194,566 | 45,000 | 39,999 | — | — | — | 15,061 | 294,626 |
| Christine Meredith, Senior Executive Vice President and Chief Risk Officer[4] | 2023 | 317,692 | 50,000 | 499,998 | — | — | — | 19,800 | 887,490 |
| | 2022 | 282,308 | 70,000 | 100,004 | — | — | — | 16,415 | 468,727 |
| | 2021 | 259,627 | 60,000 | 100,001 | — | — | — | 17,400 | 437,028 |
| Elizabeth M. Keogh, Chief Legal Officer[5] | 2023 | 325,000 | 20,000 | 499,998 | — | — | — | 39,465 | 884,463 |
| | 2022 | 62,813 | — | — | — | — | — | 8,684 | 71,497 |
| Colleen Kimmel, Former Executive Vice President, General Counsel and Corporate Secretary[6] | 2023 | 141,203 | 50,000 | — | — | — | — | 65,886 | 257,089 |
| | 2022 | 276,154 | 60,000 | 100,004 | — | — | — | 18,300 | 454,458 |
| | 2021 | 264,815 | 35,000 | 100,001 | — | — | — | 17,400 | 417,216 |

(1)  Represents the grant date fair value calculated based on the closing price of the Company's common stock on the grant date, reduced by the dividends per share expected to be paid during the period the shares are not vested. For more information concerning the assumptions used for these calculations, see Note 12 to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" in our 2023 Annual Report.

(2)  The NEOs are eligible to participate in certain group life, health and disability insurance plans not disclosed in the Summary Compensation Table that are generally available to salaried employees and do not discriminate in scope, terms and operation.

(3)    The table below summarizes all other compensation for our NEOs for fiscal years 2021, 2022 and 2023:

**All Other Compensation ($)**

| Officer | 2021 | 2022 | 2023 |
|---|---|---|---|
| **Thomas M. O'Brien** | | | |
| Automobile Allowance | 6,319 | 6,319 | 6,319 |
| Employer Contributions to Defined Contribution Plan (Paid in Stock of the Company for 2021 and 2022 and cash for 2023) | 17,400 | 18,300 | 19,800 |
| Travel Reimbursement | 3,646 | 4,922 | 4,528 |
| Apartment Allowance | 19,166 | 19,166 | 19,166 |
| Total | 46,531 | 48,707 | 49,813 |
| | | | |
| **Karen Knott** | | | |
| Employer Contributions to Defined Contribution Plan (Paid in Stock of the Company for 2021 and 2022 and cash for 2023) | 15,061 | 18,300 | 19,800 |
| Total | 15,061 | 18,300 | 19,800 |
| | | | |
| **Christine Meredith** | | | |
| Employer Contributions to Defined Contribution Plan (Paid in Stock of the Company for 2021 and 2022 and cash for 2023) | 17,400 | 16,415 | 19,800 |
| Total | 17,400 | 16,415 | 19,800 |
| | | | |
| **Elizabeth M. Keogh** | | | |
| Employer Contributions to Defined Contribution Plan (Paid in Stock of the Company for 2022 and cash for 2023) | — | 2,250 | 19,800 |
| Travel Reimbursement | — | 6,434 | 19,665 |
| Total | — | 8,684 | 39,465 |
| | | | |
| **Colleen Kimmel** | | | |
| Payments under Severance Plan | — | — | 59,231 |
| Employer Contributions to Defined Contribution Plan (Paid in Stock of the Company for 2021 and 2022 and cash for 2023) | 17,400 | 18,300 | 6,655 |
| Total | 17,400 | 18,300 | 65,886 |
| **Total** | 96,392 | 110,406 | 194,764 |

(4)    Ms. Meredith was promoted to Senior Executive Vice President on July 18, 2023 and Chief Operating Officer effective April 1, 2024.

(5)    Ms. Keogh became an employee and was appointed to the position of Chief Legal Officer of Sterling Bancorp, Inc. on October 24, 2022.

(6)    Ms. Kimmel separated from service on June 16, 2023.

### Grants of Plan-Based Awards in 2023

The following table provides information about plan-based awards granted to the named executive officers in 2023, other than Ms. Kimmel who did not receive a grant in 2023:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Shares Underlying Options (#) | Exercise or base price of option awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Thomas M. O'Brien[(1)] | 06/22/2023 | — | — | — | — | — | — | 366,973 | — | — | 2,000,003 |
| Karen Knott[(2)] | 05/31/2023 | — | — | — | — | — | — | 100,200 | — | — | 499,998 |
| Christine Meredith[(2)] | 05/31/2023 | — | — | — | — | — | — | 100,200 | — | — | 499,998 |
| Elizabeth M. Keogh[(2)] | 05/31/2023 | — | — | — | — | — | — | 100,200 | — | — | 499,998 |

(1) These awards were granted under the 2020 Omnibus Equity Incentive Plan and vest as follows: 121,101 shares on January 2, 2024, 121,101 shares on July 2, 2024, and 124,771 shares on January 2, 2025.

(2) These awards were granted under the 2020 Omnibus Equity Incentive Plan and vest as follows: 33,066 shares on May 31, 2026, 33,066 shares on May 31, 2027, and 34,068 shares on May 31, 2028.

***Outstanding Equity Awards at 2023 Fiscal Year-End***

The following table provides information on the holdings of equity awards by our named executive officers as of December 31, 2023, other than Ms. Kimmel who forfeited all of her restricted stock and all unexercised stock options upon or following her separation of service.

| Name | Option awards: Number of securities underlying unexercised options exercisable (#) | Number of securities underlying unexercised options unexercisable (#) | Equity incentive plan awards: number of securities underlying unexercised unearned options (#) | Option exercise price ($) | Option expiration date | Stock awards: Number of shares or units of stock that have not vested (#) | Market value of shares of units of stock that have not vested ($)[1] | Equity incentive plan awards: number of unearned shares, units of other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
|---|---|---|---|---|---|---|---|---|---|
| Thomas M. O'Brien[2] | 300,000 | — | — | 4.00 | 6/5/2030 | — | — | — | — |
| | — | — | — | — | — | 366,973 | 2,117,434 | — | — |
| Karen Knott[3][4][5] | 2,000 | — | — | 13.73 | 3/21/2028 | — | — | — | — |
| | 3,115 | — | — | 10.12 | 3/1/2029 | — | — | — | — |
| | 6,944 | — | — | 7.10 | 3/2/2030 | — | — | — | — |
| | — | — | — | — | — | 2,704 | 15,602 | — | — |
| | — | — | — | — | — | 9,951 | 57,417 | — | — |
| | — | — | — | — | — | 100,200 | 578,154 | — | — |
| Christine Meredith[3][4][5] | — | — | — | — | — | 6,759 | 38,999 | — | — |
| | — | — | — | — | — | 9,951 | 57,417 | — | — |
| | — | — | — | — | — | 100,200 | 578,154 | — | — |
| Elizabeth M. Keogh[5] | — | — | — | — | — | 100,200 | 578,154 | — | — |

(1) Based on the closing price of the Company's common stock on the Nasdaq on December 29, 2023, which was $5.77.

(2) On June 22, 2023, Mr. O'Brien received a grant of 366,973 restricted stock awards, which vest as follows: 121,101 shares on January 2, 2024, 121,101 shares on July 2, 2024, and 124,771 shares on January 2, 2025.

(3) On April 23, 2021, Ms. Knott received a grant of 7,952 restricted stock awards, which vest over a three-year period as follows: 2,624 shares on April 23, 2022, an additional 2,624 shares on April 23, 2023, and the remaining 2,704 shares on April 23, 2024 and Ms. Meredith received a grant of 19,881 restricted stock awards, which vest over a three-year period as follows: 6,561 shares on April 23, 2022, an additional 6,561 shares on April 23, 2023, and the remaining 6,759 shares on April 23, 2024.

(4) On May 17, 2022, Ms. Knott and Ms. Meredith received grants of 14,926 restricted stock awards, which vest over a three-year period as follows: 4,975 shares on May 17, 2023, an additional 4,975 shares on May 17, 2024, and the remaining 4,976 shares on May 17, 2025.

(5) On May 31, 2023, Ms. Knott, Ms. Meredith and Ms. Keogh received grants of 100,200 restricted stock awards, which vest as follows: 33,066 shares on May 31, 2026, 33,066 shares on May 31, 2027, and 34,068 shares on May 31, 2028.

No options were exercised by named executive officers in 2023. Shares of restricted stock held by named executive officers were vested in 2023 as follows: an aggregate of 10,841 shares of restricted stock held by Ms. Knott and an aggregate of 13,883 shares of restricted stock held by Ms. Meredith.

*Employment Arrangements*

*Thomas M. O'Brien*

The Company entered into an employment agreement with Thomas M. O'Brien dated as of June 1, 2020 (the *"O'Brien Employment Agreement"*). The O'Brien Employment Agreement provided that Mr. O'Brien's initial base salary would be $3,000,000 per year. The Board of Directors was required under the O'Brien Employment Agreement to take all actions necessary to appoint Mr. O'Brien as a director of the Company and the Bank, and to the executive committee, if any, of each of the boards of directors of the Company and the Bank, and to nominate him for election by the Company's shareholders as a member of the Board of Directors.

As an inducement to Mr. O'Brien accepting employment with the Company, pursuant to the O'Brien Employment Agreement, on June 5, 2020 Mr. O'Brien was granted a stock option to purchase 300,000 shares of the Company's common stock (*"Common Stock"*; and such option, the *"Option"*) with an exercise price per share of $4.00, which is equal to the average of the high and the low sales prices of the Common Stock underlying the Option on the date of grant. The Option has a term of ten (10) years unless terminated earlier under the terms of the option agreement. The Option vested as to one-third (1/3) on January 1, 2021 and vested as to one-third (1/3) on June 5, 2021, which is the first anniversary of the date of grant, and vested as to one-third (1/3) on January 1, 2022. In the event of termination of employment other than termination for ''cause'' (as defined in the O'Brien Employment Agreement), if the Option is exercisable at the time of such termination of employment, it will remain exercisable for three (3) years following termination, provided that Mr. O'Brien remains in compliance with certain terms contained in the O'Brien Employment Agreement. The award was granted pursuant to an option award and is not subject to the Company's 2017 Omnibus Equity Incentive Plan.

Pursuant to the O'Brien Employment Agreement, Mr. O'Brien received a temporary housing allowance and relocation assistance (which included reimbursement of moving expenses), the payment of a rental allowance on the rental of an apartment and a weekly travel allowance (for travel expenses to Mr. O'Brien's residence). Mr. O'Brien is also entitled to participate in any employee benefits, fringe benefits, perquisites and business expense reimbursements that the Company or the Bank offers to full-time employees or other members of executive management other than through or related to bank-owned life insurance arrangements. Under the O'Brien Employment Agreement, Mr. O'Brien is also eligible to receive annual equity awards at the discretion of the Company's Compensation Committee.

The O'Brien Employment Agreement also contains customary non-solicitation, non-competition and non-disclosure provisions.

On June 22, 2023, the Company and Mr. O'Brien entered into an amendment to the O'Brien Employment Agreement (the *"O'Brien Employment Agreement Amendment"*), pursuant to which Mr. O'Brien's base salary was revised to a rate of $950,000 per year. Additionally, pursuant to the O'Brien Employment Agreement Amendment, the Compensation Committee may grant Mr. O'Brien a discretionary bonus with respect to calendar year 2023 and thereafter. The amount of any discretionary bonus and the performance criteria, if any, will be determined by the Compensation Committee in its sole discretion. Any such discretionary bonus will be paid on the date in the year following the year to which the bonus relates on which annual bonuses are paid generally by the Company to its senior executives unless otherwise determined by the Compensation Committee, subject to Mr. O'Brien's continued employment with the Company through the bonus payment date. Mr. O'Brien did not receive a bonus in calendar year 2023.

Concurrent with entering into the O'Brien Employment Agreement, Mr. O'Brien also entered into a stock purchase agreement with the Company (the *"Stock Purchase Agreement"*), pursuant to which Mr. O'Brien agreed to purchase 300,000 shares of Common Stock directly from the Company with his own funds within twelve (12) months from the date of commencement of his employment. The Stock Purchase Agreement provides that the shares to be purchased will not initially be registered under the Securities Act of 1933, as amended but that Mr. O'Brien will receive customary ''piggy-back'' registration rights that provide for Mr. O'Brien to add the shares he purchases to future registrations of securities by the Company. In May 2021, Mr. O'Brien purchased from the Company 300,000 unregistered shares of common stock pursuant to the terms of the Stock Purchase Agreement for cash consideration of $1,350,000 or $4.50 per share, the fair market value on the date of sale.

*Change of Control Agreements*

Mr. O'Brien, Ms. Meredith and Ms. Keogh have entered into change of control agreements with the Company (the *"Change of Control Agreements"*) on June 22, 2023, March 10, 2021 and June 22, 2023, respectively. The

Change of Control Agreements will remain in effect until the third anniversary of the date of such Change of Control Agreement or, if earlier, the first anniversary of a change of control (as defined in the Change of Control Agreements). Ms. Meredith's Change of Control Agreement was amended on March 6, 2024 to extend the term for three years.

Under the Change of Control Agreements, if the Bank or the Company terminates the officer's employment at any time prior to the occurrence of a pending change of control (as defined below) for any reason or for no reason, or if the officer's employment terminates due to death, the Bank will pay the officer or his/her estate earned but unpaid compensation and benefits due under the terms of benefit plans and programs and compensation plans and programs (including bonuses), if any (the **"Standard Entitlements"**). If the officer's employment is terminated at any time for cause (as defined in the Change of Control Agreements) or if the officer resigns without good reason (as defined in the Change of Control Agreement), the Bank will pay the officer the Standard Entitlements.

If the officer's employment is terminated without cause or if the officer resigns for good reason (as defined in and provided for in the Change of Control Agreement) after a change of control or a pending change of control, the Bank will pay the officer the Standard Entitlements, and, if the termination of employment occurs not later than one (1) year after the change of control, the Company will pay an amount equal to twelve (12) months of base salary paid in a lump sum on the 60th day after termination of employment, subject to a release of claims becoming effective. Currently, Mr. O'Brien's annual base salary is $950,000, Ms. Meredith's annual base salary is $350,000 and Ms. Keogh's annual base salary is $325,000.

If the officer's employment is terminated due to disability (as defined in the Change of Control Agreement) after a change of control or a pending change of control, the Bank will pay to the officer the Standard Entitlements, and the Company will pay base salary continuation at the annual rate in effect immediately prior to the termination of his/her employment during a period ending on the earliest of (i) one hundred eighty (180) days after the date of termination of his/her employment; (ii) the date on which long-term disability insurance benefits are first payable to him/her under any long-term disability insurance plan covering employees of the Bank; and (iii) the date of his/her death.

The Change of Control Agreements also contains customary non-solicitation, non-competition and non-disclosure provisions. Payments under the Change of Control Agreements are subject to restrictions of specified applicable banking regulatory requirements, as well as to the Company's Clawback Policy and any other applicable recoupment law or policy.

A "pending change of control" is defined as the signing of a definitive agreement for a transaction which, if consummated, would result in a Change of Control; or the commencement of a tender offer which, if successful, would result in a Change of Control and, in the event that such transaction or tender offer which constituted a pending change of control is terminated before a Change of Control occurs, the pending change of control will be treated as if it had not occurred following such termination.

*Equity Incentive Plans*

The Company has adopted two equity incentive plans, the Sterling Bancorp, Inc. 2017 Omnibus Equity Incentive Plan (the **"2017 Omnibus Plan"**) and the Sterling Bancorp, Inc. 2020 Omnibus Equity Incentive Plan (the **"2020 Omnibus Plan"**, and together with the 2017 Omnibus Plan, the Equity Incentive Plans).

The Equity Incentive Plans provide for grants of stock options, restricted stock, stock appreciation rights and performance awards. The Equity Incentive Plans are administered by the Compensation Committee. The terms and conditions of each award made under the Equity Incentive Plans, including vesting requirements, are set forth consistent with the Equity Incentive Plans in a written agreement with the grantee. Eligible directors, officers and consultants are eligible for grants under the Equity Incentive Plans. In connection with a change of control, as defined in each applicable Equity Incentive Plan, the Compensation Committee may accelerate vesting of stock options made under the applicable Equity Incentive Plan and restricted stock awards will become fully vested.

The purpose of the Equity Incentive Plans is to align the interests of the Company's executive officers with those of its shareholders and serves to promote the interests of the Company by providing such equity incentives to attract and retain employees, officers and directors. 4,237,100 shares of our common stock were authorized for issuance under the 2017 Omnibus Plan, subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the Company's receipt of consideration. Following the approval of the 2020 Omnibus Plan, the Company has not and will not issue further awards under the 2017 Omnibus Plan (other than to satisfy awards existing as of the date of shareholder approval).

The Company adopted the 2020 Omnibus Plan in 2020 which was approved by shareholders at the 2020 annual meeting. The reason for the adoption of the 2020 Omnibus Plan was that the Board determined that it was appropriate for future equity awards to be made under a plan reflecting certain changes from the 2017 Omnibus Plan that reflect current market norms and corporate governance standards for equity plans. 3,979,661 shares of our common stock were authorized for issuance under the 2020 Omnibus Plan, subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the Company's receipt of consideration, of which 2,239,858 shares remain available for issuance and use as of March 21, 2024.

In addition, all awards granted under the 2020 Omnibus Plan are subject to the Sterling Bancorp, Inc. Clawback Policy and any other recoupment policy adopted by the Company and any recoupment requirement imposed under applicable laws.

### *Defined Contribution Retirement Plan*

The Bank maintains a defined contribution retirement plan, the Sterling Bank & Trust 401(k) Plan (the ***"401(k) Plan"***). The 401(k) Plan allows for annual employee pre-tax deferrals or Roth 401(k) contributions and an employer matching contribution up to the lesser of 100% of eligible compensation or the maximum employee deferral permitted under the Internal Revenue Code (in 2023, this was $22,500 and an additional "catch-up" amount of $7,500 for employees over age 50). Under the terms of the 401(k) Plan as in effect in 2020, the Bank made matching contributions in an amount equal to 100% of the lesser of the first 3% of the amount the employee contributed or deferred or 3% of the employee's base salary during such quarter. The Bank amended the 401(k) Plan effective as of January 1, 2021 to, among other things, increase the employer matching contributions to 100% of the amount contributed or deferred by the participant up to 6%, which will be immediately vested. In addition, the employee matching contributions with respect to the 2021 and 2022 plan years were made in the form of stock of the Company to be held in a unitized stock fund. 401(k) Plan participants may direct that their accounts be moved from the company stock unitized stock fund into other investment options. Pursuant to previously existing instructions, the independent third party administrator of the company stock unitized stock fund has arranged for the sale of Company shares on the open market from the fund to provide additional liquidity for participants accounts to be directed into other investments under the plan. Neither the Company nor any committee, officer or employee of the Company has any input into the decisions of the independent third party administrator, and the administrator has sole discretion, regarding the timing and amount of shares to be sold, with respect to all such sale decisions. The employer matching contribution with respect to the 2023 plan year was made in cash.

### *Severance Plan*

On December 17, 2020, the Bank's board of directors adopted the Severance Plan, which received regulatory approval on July 9, 2021. Participation in the Severance Plan is generally available to full-time and part-time employees of the Company who have completed a year of service with the Company, the Bank and their subsidiaries and who do not have individual severance arrangements. The Severance Plan provides for a lump sum payment of severance benefits upon the occurrence of certain involuntary termination events. Absent a change in control (as defined in the Severance Plan), the amount of the severance payment is equal to the product of: (i) the employee's years of service through the severance date and (ii) one (1) week's base compensation. In the event of a change in control, the amount of the severance payment is equal to the product of: (i) the employee's years of service through the severance date, and (ii) two (2) weeks' base compensation. The minimum payment under the Severance Plan is equal to not less than four (4) weeks' base compensation, and the maximum payment under the Severance Plan is equal to not more than twenty-six (26) weeks' base compensation, unless an employee's qualification for the payment is due to a change in control, in which case the maximum payment made to the employee shall not exceed fifty-two (52) weeks' base compensation. Eligible employees who elect to receive continuation health care coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 under the Bank's group health care plan will only be required to pay active employee rates for six (6) months, and employees will be compensated for outplacement services for six (6) months. Ms. Knott would be entitled to payments thereunder upon the occurrence of certain involuntary termination events. These payments would be on the same terms and conditions as for all other eligible employees. Mr. O'Brien, Ms. Meredith and Ms. Keogh would not be entitled to payments as a result of their respective Change of Control Agreements. Ms. Kimmel entered into a release of claims and received a payment of $59,231 under the Severance Plan, as well as partial COBRA continuation reimbursements for six (6) months.

# POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Potential payments upon a termination or change in control as of December 31, 2023 for the named executive officers are set forth in the Change in Control and Severance Payments Table below.

The amounts of these payments as of December 31, 2023 for Mr. O'Brien, Ms. Knott, Ms. Meredith and Ms. Keogh are set forth in the Severance Payments Table.

In addition, restricted stock awards become fully vested in the event of a change of control and the Compensation Committee has the discretion to accelerate unvested stock options in the event of a change of control. As of December 31, 2023, the acceleration of the restricted stock awards would have resulted in payments in aggregate values of $2,117,434 to Mr. O'Brien; $651,173 to Ms. Knott; $674,570 to Ms. Meredith; and $578,154 to Ms. Keogh, respectively, in each case, based on the closing price of our common stock as of December 29, 2023 of $5.77. No value would be realized with respect to the options held by Ms. Knott as the exercise price of her unvested options exceeded the closing price of our common stock as of such date. Mr. O'Brien's stock options are fully vested and would have resulted in payments with an aggregate value of $531,000 under the terms described below.

In connection with her separation from service, Ms. Kimmel entered into a release of claims and received a payment of $59,231 pursuant to the terms of the Severance Plan, as well as partial COBRA continuation reimbursements for six months.

Mr. O'Brien, Ms. Meredith and Ms. Keogh may be entitled to payments under their Change of Control Agreements. If Mr. O'Brien's, Ms. Meredith's or Ms. Keogh's employment is terminated without cause or if Mr. O'Brien, Ms. Meredith or Ms. Keogh resigns for good reason (as defined in and provided for in the applicable Change of Control Agreement) after a change of control or a pending change of control, and the termination of employment occurs not later than one (1) year after the change of control, the Company will pay an amount equal to twelve (12) months of base salary paid in a lump sum on the sixtieth (60th) day after termination of employment, subject to a release of claims becoming effective. Currently, Mr. O'Brien's annual base salary is $950,000, Ms. Meredith's annual base salary is $350,000, and Ms. Keogh's annual base salary is $325,000. If any of Mr. O'Brien's Ms. Meredith's or Ms. Keogh's employment is terminated due to disability (as defined in the applicable Change of Control Agreement) after a change of control or a pending change of control, the Company will pay base salary continuation at the annual rate in effect immediately prior to the termination of employment during a period ending on the earliest of (i) one hundred eighty (180) days after the date of termination of employment; (ii) the date on which long-term disability insurance benefits are first payable under any long-term disability insurance plan covering employees of the Bank; and (iii) the date of death.

**CHANGE IN CONTROL AND SEVERANCE PAYMENTS AS OF DECEMBER 31, 2023**[1]

| | Thomas M. O'Brien | Karen Knott | Christine Meredith[2] | Elizabeth M. Keogh |
|---|---|---|---|---|
| **Termination without Cause - No Change of Control** | | | | |
| Salary Continuation | — | — | — | — |
| Benefits Continuation | — | — | — | — |
| Total | — | — | — | — |
| **Disability**[3] | | | | |
| Salary Continuation | $ 468,493 | — | $ 172,603 | $160,274 |
| Benefits Continuation | — | — | — | — |
| Restricted Stock Award Vesting[4] | $2,117,434 | $651,173 | $ 674,570 | $578,154 |
| Stock Option Payment[5] | $ 531,000 | — | — | — |
| Total | $3,116,927 | $651,173 | $ 847,456 | $738,428 |
| **Death**[6] | — | | | |
| Salary Continuation | — | — | — | — |
| Benefits Continuation | — | — | — | — |
| Restricted Stock Award Vesting[7] | $2,117,434 | $651,173 | $ 674,570 | $578,154 |
| Stock Option Payment[8] | $ 531,000 | — | — | — |
| Total | $2,648,434 | $651,173 | $ 674,570 | $578,154 |
| **Change of Control - No Termination of Employment** | | | | — |
| Salary Continuation | — | — | — | — |
| Benefits Continuation | — | — | — | — |
| Restricted Stock Award Vesting[9] | $2,117,434 | $651,173 | $ 674,570 | $578,154 |
| Stock Option Payment[10] | $ 531,000 | — | — | — |
| Total | $2,648,434 | $651,173 | $ 674,570 | $578,154 |
| **Change of Control - Termination of Employment without Cause** | | | | — |
| Salary Continuation | $ 950,000 | — | $ 350,000 | $325,000 |
| Benefits Continuation | — | — | — | — |
| Restricted Stock Award Vesting[11] | $2,117,434 | $651,173 | $ 674,570 | $578,154 |
| Stock Option Payment[12] | $ 531,000 | — | — | — |
| Total | $3,598,434 | $651,173 | $1,024,570 | $903,154 |

---

(1) Payments under the Severance Plan, are not disclosed in this table, because it does not discriminate, in scope, terms or operation, in favor of executive officers and is available generally to all salaried employees who have completed a year of service with the Company. Ms. Knott's payments under the Severance Plan, if paid, would be $325,000, which, if included in this table, would result in a total of $976,173.Ms. Kimmel is not included in this table because her separation from service occurred prior to the end of 2023.

(2) The payments for Mr. O'Brien, Ms. Meredith and Ms. Keogh are subject to their respective Change of Control Agreements described in "Executive Compensation—Potential Payments Upon Termination or Change in Control" above and, with respect to vesting of equity, the applicable equity plan rules. Payments upon Mr. O'Brien's, Ms. Meredith's or Ms. Keogh's disability are only made if the disability is subsequent to a change of control or pending change of control.

(3) The Company maintains a disability plan which is generally available to all employees, and any payments or benefits under this plan are not disclosed in this table.

(4) Restricted stock fully vests in the event of a termination of employment by reason of disability.

(5) Options fully vest in the event an optionee becomes disabled while employed. As of December 31, 2023, other than for the stock option granted to Mr. O'Brien, the exercise price of each option exceeded the closing price of our common stock as of December 29, 2023 of $5.77.

(6) The Company maintains a life insurance plan that is generally available to all employees, and any payments under this plan are not disclosed in this table.

(7) Restricted stock fully vests in the event of a termination of employment by reason of death.

(8) Options fully vest in the event an optionee dies while employed.

(9) Restricted stock fully vests on the date of a change of control.

(10) The Compensation Committee has the discretion to provide that options are 100% vested on the date of a change of control.

(11) Restricted stock fully vests on the date of a change of control.

(12) The Compensation Committee has the discretion to provide that options are 100% vested on the date of a change of control.

### Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

# PAY VERSUS PERFORMANCE

In August 2022, the SEC adopted final rules to require companies to disclose information about the relationship between executive compensation actually paid and certain financial performance of the company. The information below is provided pursuant to Item 402(v) of SEC Regulation S-K with respect to "smaller reporting companies" as that term is defined at Item 10(f)(1) of SEC Regulation S-K.

| (a) Year | (b) Summary Compensation Table Total for PEO ($)[1] | (c) Compensation Actually Paid to PEO ($)[2] | (d) Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[3] | (e) Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[4] | (f) Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)[5] | (g) Net Income ($)[6] |
|---|---|---|---|---|---|---|
| 2023 . . . . . . . . . . . . . . . . . . . . | 4,064,239 | 4,181,670 | 727,595 | 752,912 | 127.09 | 7,413,000 |
| 2022 . . . . . . . . . . . . . . . . . . . . | 3,048,707 | 3,048,707 | 365,939 | 304,610 | 134.14 | (14,194,000) |
| 2021 . . . . . . . . . . . . . . . . . . . . | 3,046,531 | 3,165,531 | 400,137 | 306,680 | 126.65 | 23,390,000 |

---

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. O'Brien (Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. See "Executive Compensation—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. O'Brien as computed in accordance with Item 402(v)(2)(iii) of SEC Regulation S-K, which prescribes certain specified additions to and subtractions from the amount shown in column (b). In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to Mr. O'Brien's total compensation for each year to determine the compensation actually paid:

   ○ For 2023:

   • we subtracted $2,000,003 reflecting the award of restricted stock to Mr. O'Brien during 2023 as disclosed in the column "stock awards" of the Summary Compensation Table; and

   • we added $2,117,434 reflecting the fair value as of the end of 2023 of the restricted stock granted to Mr. O'Brien during 2023.

   ○ For 2021:

   • we added $121,000 reflecting the change in the fair value during 2021 of options awarded in 2020 that were outstanding and unvested at year end; and

   • we subtracted $2,000 reflecting the change as of the vesting date (from the prior year end) in the fair value of awards granted in 2020 which vested during 2021.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers as a group (excluding Mr. O'Brien) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the named executive officers (excluding Mr. O'Brien) included for purposes of calculating the average amounts in each applicable year are as follows: (a) for 2022 and 2023, Ms. Keogh (who became an employee on October 24, 2022), Ms. Kimmel (who separated from service with the Company and the Bank during 2023), Ms. Knott and Ms. Meredith and (b) for 2021, Ms. Meredith, Ms. Kimmel, Ms. Knott and Stephen Huber (who separated from service with the Company effective October 1, 2021).

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding Mr. O'Brien) as computed in accordance with Item 402(v)(2)(iii) of Regulation S-K which prescribes certain specified additions to and subtractions from the amount shown in column (d). In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. O'Brien) for each year to determine the compensation actually paid, using the same methodology described in Note 2 above:

   ○ For 2023:

   • we subtracted $374,999 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of awards of restricted stock during 2023 as disclosed in the column "stock awards" of the Summary Compensation Table;

   • we added $433,616 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of the fair value of awards of restricted stock granted during 2023 that are outstanding and unvested as of the end of 2023;

   • we subtracted $2,349 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of the change in the fair value during 2023 of restricted stock awarded in prior years that was outstanding and unvested at the end of fiscal 2023;

   • we subtracted $5,510 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) in the change as of the vesting date (from the prior year end) in the fair value of awards granted in prior years which vested during 2022; and

   • we subtracted $25,441 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of awards granted in prior fiscal years for which there was a failure to meet applicable vesting conditions during 2023.

- o For 2022:
  - we subtracted $75,003 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of awards of restricted stock during 2022 as disclosed in the column ''stock awards'' of the Summary Compensation Table;

  - we added $7,468 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of the change in the fair value during 2022 of restricted stock awarded in prior years that was outstanding and unvested at the end of fiscal 2022; and

  - we added $6,206 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) in the change as of the vesting date (from the prior year end) in the fair value of awards granted in prior years which vested during 2022.

- o For 2021:
  - we subtracted $85,001 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of awards of restricted stock in 2021 as disclosed in the column ''stock awards'' of the Summary Compensation Table (and the Summary Compensation Table for the 2022 proxy statement);

  - we added $21,697 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of the change in the fair value during 2021 of restricted stock awarded in prior years that was outstanding and unvested at the end of fiscal 2021;

  - we added $2,763 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) in the change as of the vesting date (from the prior year end) in the fair value of awards granted in prior years which vested during 2022; and

  - we subtracted $32,916 reflecting the average for the named executive officers as a group (excluding Mr. O'Brien) of awards granted in prior fiscal years for which there was a failure to meet the applicable vesting conditions during 2021.

(5) Total Shareholder Return is determined based on the value of an initial fixed investment in the Company's common stock of $100 on December 31, 2020 and calculated in accordance with Item 201(e) of SEC Regulation S-K.

(6) The dollar amounts reported in column (g) represent the amount of net income reflected in our consolidated audited financial statements for the applicable year.

*Analysis of the Information Presented in the Pay Versus Performance Table*

The Compensation Committee of the Board of Directors of the Company does not have a policy or practice regarding evaluating Total Shareholder Return as part of its determination of compensation decisions for the named executive officers. The factors discussed in the ''Compensation Discussion and Analysis'' section of this proxy statement and the efforts by the Company's executive officers would be expected to impact the Company's Total Shareholder Return, and the holding of equity by the Company's executive officers would be expected to align their interests with those of the Company's shareholders. As noted in the ''Compensation Discussion and Analysis'' section of this proxy statement, the Compensation Committee takes various factors into account in determining the competitiveness of its executive compensation. Over the past three fiscal years the Compensation Committee has recognized the significant time and effort required by the executive officers and others to respond to the governmental inquires and investigations while continuing to work to resolve the Company's outstanding compliance issues, re-establish strong credit metrics, diversify the Company's overall loan production, exit unproductive or ancillary businesses, resolve problem loans and manage the Company's excess liquidity. As a result of the significant expense incurred in responding to the government investigations, and the cost of the resolutions of the OCC investigation and the DOJ investigation, the Company incurred a significant loss in 2022, so a comparison of executive compensation to Total Shareholder Return over the recent three-year period would not be meaningful. In addition, in order to attract and retain qualified executive management, the Compensation Committee, in 2021 (and in 2020), increased salaries of named executive officers (other than Mr. O'Brien) in order to be closer to the 50th percentile of its peer group. Awards of restricted stock in 2021, 2022 and 2023 to named executive officers (other than Mr. O'Brien) serve to align the interests of the executive officers with that of shareholders.

Mr. O'Brien's salary was set in his employment agreement when he was hired in 2020 and was reduced in 2023 in connection with an amendment to his employment agreement. As noted in the ''Compensation Discussion and Analysis'' section of this proxy statement, the Compensation Committee has taken note of the fact that Mr. O'Brien invested $1.4 million in the purchase of common stock from the Company in 2021, pursuant to the terms of his employment agreement and related stock purchase agreement, thus creating a financial alignment with other shareholders. An award of restricted stock in 2023 to Mr. O'Brien similarly serves to align the interests of Mr. O'Brien with that of shareholders.

All information provided above under the ''Pay Versus Performance Information'' heading will not be deemed to be incorporated by reference in any filing of our company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

*Chief Executive Officer Pay Ratio*

The Company's chief executive officer to median employee pay ratio was calculated in accordance with SEC requirements. However, due to the flexibility afforded by Item 402(u) of Regulation S-K in calculating the pay ratio, the ratio presented herein is a reasonable estimate and may not be comparable to the pay ratio presented by other companies.

The Company identified the median employee by examining 2023 total compensation for all employees of the Company excluding the Chief Executive Officer.

The employee population used to identify the Company's median employee included all employees of the Company, whether employed on a full-time, part-time or seasonal basis, as of December 31, 2023. The compensation measure described above was consistently applied to this entire employee population. The Company did not make any assumptions, adjustments or estimates with respect to the employee population or the compensation measure, but it did annualize the compensation for any employees that were not employed by the Company for all of 2023.

After identifying the median employee based on the compensation measure described above, the Company calculated annual total compensation for the median employee using the same methodology used for our named executive officers as set forth in the "Summary Compensation Table" herein. The median employee was identified as of November 30, 2023, and the chief executive officer to median employee pay ratio was calculated with respect to the annualized compensation for Mr. O'Brien. As illustrated in the table below, in 2023, the Company's Chief Executive Officer's annual total compensation was 50.12 times that of the Company's median employee.

| | Chief Executive Officer | Median Employee |
|---|---|---|
| 2023 Annual Total Compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,064,239 | $81,088 |
| Total Annual Compensation Pay Ratio. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50.12 | 1 |

# DIRECTOR COMPENSATION

## *2023 Director Compensation Table*

The table below sets forth the compensation of each non-employee director in 2023.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in pension value and nonqualified deferred compensation earnings | All other compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Peggy Daitch | 86,500 | 45,675 | — | — | — | — | 132,175 |
| Tracey Dedrick | 104,500 | 45,675 | — | — | — | — | 150,175 |
| Michael Donahue | 78,500 | 45,675 | — | — | — | — | 124,175 |
| Steven E. Gallotta | 74,500 | 45,675 | — | — | — | — | 120,175 |
| Denny Kim | 110,500 | 45,675 | — | — | — | — | 156,175 |
| Eboh Duke Okorie | 66,500 | 45,675 | — | — | — | — | 112,175 |
| Benjamin Wineman | 74,500 | 45,675 | — | — | — | — | 120,175 |
| Lyle Wolberg | 74,500 | 45,675 | — | — | — | — | 120,175 |
| Total | 670,000 | 365,400 | — | — | — | — | 1,035,400 |

---

(1) Represents the grant date fair value of restricted stock awards calculated based on the closing price of the Company's common stock on the grant date, reduced by the dividends per share expected to be paid during the period the shares are not vested.

## *Director Fees*

Board of Directors members receive a quarterly retainer of $7,500. For each standing committee of the Board of Directors, committee chairs receive $5,000 quarterly, and committee members receive $3,000 quarterly. Members of the Independent Director Review Committee, which was disbanded in May 2023, received $7,500 quarterly. The Lead Independent Director receives $2,500 quarterly.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described herein, the following is a description of transactions in 2023 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our directors, executive officers or beneficial holders of more than five percent (5%) of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

## *Policies and Procedures Regarding Related Party Transactions*

Transactions by the Company or the Bank with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its insiders—i.e., executive officers, directors, principal shareholders and any related interest of such a person). The Bank's written Regulation O Policy was revised in November 2020 to prohibit the extension of credit to insiders. Prior to this amendment, the Company had extended mortgage loans to insiders on their primary residences. These loans were all made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not involve more than normal risk of collectability or present other unfavorable features.

Both the Company and the Bank have a written Affiliate Transactions Policy, which limits covered transactions with any single affiliate to less than 10%, and with all affiliates to less than 20%, of unimpaired capital and surplus. All covered transactions with affiliates must be made on terms and conditions that are consistent with safe and sound banking practices and are secured by a statutorily-defined amount of collateral. Neither the Company nor the Bank may purchase low-quality assets from an affiliate. Transactions between the Company or Bank and affiliates must be made on terms and under circumstances that are substantially the same, or at least as favorable to the Company or the Bank, respectively, as those prevailing at the time for comparable transactions with unaffiliated companies. No loans or extensions of credit may be made to an affiliate, unless the affiliate is engaged only in activities that a bank holding company may conduct.

We have adopted a written Related Persons Transactions Policy pursuant to which any person who currently is (or was since the beginning of the last fiscal year) an executive officer or a director (or director nominee) or the owner of more than five percent (5%) of our voting securities, including their immediate family members, and any entity employing any of the foregoing persons or in which any of the foregoing persons collectively have a direct or indirect interest of ten percent (10%) or greater or is a general partner, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our Board of Directors or the full Board of Directors. Any request for us to enter into a transaction with any of the foregoing parties in which the amount involved exceeds $120,000 and in which the related party will have a direct or indirect material interest will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors and executive officers are be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will review all relevant information available, including the terms of the transaction, and consider the following factors: whether the transaction was undertaken in the ordinary course of business, which party initiated such transaction, whether such transaction would be entered into on terms no less favorable to us than terms generally available to an unaffiliated third party, the purpose of the transaction and the potential benefits to us, the approximate dollar value involved (particularly as it relates to the related party), the related party's interest in the such transaction and any other information that would be material to investors. If we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

## *Related-Party Transactions*

There were no related party transactions during the year ended December 31, 2023 required to be reported under Item 401(a) of Regulation S-K of the Exchange Act.

**PROPOSAL NO. 2: ADVISORY, NON-BINDING VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR 2023**

This proposal provides our shareholders with an opportunity to approve, on an advisory, non-binding basis, the compensation of our named executive officers named in the "Summary Compensation Table" of this Proxy Statement, as such compensation is described in the Compensation Discussion and Analysis section, the compensation tables and the related disclosure contained in this Proxy Statement (a "Say on Pay" vote). The "Summary Compensation Table" provides a snapshot of the compensation paid or granted to our named executive officers for the fiscal year ending December 31, 2023.

The Say on Pay vote is an advisory, non-binding vote, which means that it will not bind the Company or our Board of Directors. We cannot predict what actions the Board of Directors will take, if any, in response to this vote. We believe that the complex interplay between performance, risk management, succession planning and compensation should not require material changes based solely on the results of a "for or against" vote. Due to its broad nature, the outcome of a Say on Pay vote does not convey nuanced information about the shareholders' views regarding the compensation of individual executives, the different elements of our compensation program or the choices our Compensation Committee makes during a year. This does not mean that a Say on Pay vote is without value, however.

We believe that open lines of communication among the Board of Directors, executive management, and our shareholders serve as the foundation for good corporate governance and responsible stewardship. The Board of Directors recognizes the importance of aligning executive compensation with shareholder interests in light of the risks and economic conditions faced by the Company. This vote may assist us in our ongoing engagement and outreach efforts, as we continue to serve our core constituencies of shareholders, customers, employees and communities.

The Board of Directors believes that the compensation arrangements for its named executive officers are aligned with the Company's long-term performance and with shareholders' interests.

---

**OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT THE SHAREHOLDERS VOTE <u>FOR</u> THE FOLLOWING
ADVISORY RESOLUTION:**

"RESOLVED, that the Company's shareholders approve, on an advisory, non-binding basis, the compensation paid to the Company's named executive officers for the fiscal year ending December 31, 2023, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

---

**PROPOSAL NO. 3: RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Audit Committee has selected Crowe LLP as independent auditors for the Company for the fiscal year ending December 31, 2024. The services provided to the Company and its subsidiaries by Crowe LLP for 2023 and 2022 are described below, under the caption "Independent Public Accountant Fees and Services."

The affirmative vote of a majority of the votes cast by the holders of shares entitled to vote, with one (1) vote, in person or by written proxy, for each share entitled to vote, is required for ratification of the appointment of Crowe LLP as our independent registered public accounting firm for 2024. Shares withheld or otherwise not voted with respect to the ratification of the appointment of Crowe LLP (because of abstention, broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the vote on such proposal.

Although the vote on Proposal No. 3 is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when selecting our independent registered public accounting firm in the future.

*Independent Public Accountant Fees and Services*

The following table summarizes fees billed for professional services rendered by Crowe LLP, the Company's independent auditors for the years ended December 31, 2023 and 2022:

|  | 2023 | 2022 |
|---|---|---|
| **Audit fees**[1] | $ 878,195 | $ 890,000 |
| **Audit-related fees**[2] | 3,000 | 88,964 |
| **Tax fees**[3] | 45,149 | 71,466 |
| **All other fees**[4] | 472,766 | 340,620 |
| **Total fees** | $1,399,110 | $1,391,050 |

---

(1) Consists of fees billed for professional services performed by Crowe LLP for its audit of the Company's annual financial statements and services that are normally provided in connection with regulatory filings or engagements.

(2) 2022 audit-related fees primarily consists of services relating to the risk-rating of Advantage Loan Program loans for regulatory capital purposes.

(3) Tax fees are for the filing of federal and state tax returns.

(4) All other fees include advisory services.

The Audit Committee is required to review and pre-approve both audit and non-audit services to be provided by the independent auditor (other than with respect to *de minimis* exceptions permitted by the Sarbanes-Oxley Act of 2002). During 2022, all services provided by Crowe LLP were pre-approved by the Audit Committee. During 2023, fees totaling approximately $204,000, or 14.6% of the total fees paid to Crowe LLP in 2023, were paid to Crowe LLP for certain non-audit services that had commenced before the Audit Committee approved them. These services related to the validation of the anti-money laundering, sanctions and fraud detection models and did not involve any matters that affected the Company's financial statements. All such non-audit services and fees were subsequently presented to and approved by the Audit Committee prior to both the completion of the non-audit services associated with the fees and the completion of the audit of the Company's 2023 financial statements. To the extent required by Nasdaq rules or any other applicable legal or regulatory requirements, approval of non-audit services must be disclosed to investors in periodic reports required by Section 13(a) of the Exchange Act. There was no change of the Company's independent public accountants during 2023 or 2022.

Representatives of Crowe LLP will attend the Annual Meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions from our shareholders.

---

**OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT THE SHAREHOLDERS VOTE <u>FOR</u> THIS PROPOSAL**

---

## AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the Company's audited financial statements with management.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting and internal control functions and the Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, currently Crowe LLP, and our internal audit team. Crowe LLP is responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) (**"PCAOB"**) and for expressing their opinions thereon.

In 2023, among other matters, the Audit Committee:

- Reviewed and discussed with management and Crowe LLP the Company's audited financial statements.

- Reviewed and discussed with management and Crowe LLP the matters required to be discussed by Statement of Auditing Standards No. 61, as amended, as adopted by the PCAOB in Rule 3200T.

- Received the written disclosures and the letter from Crowe LLP required by the applicable requirements of the PCAOB regarding Crowe LLP's communications with the Audit Committee concerning independence, and discussed with Crowe LLP its independence with respect to the Company.

Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 14, 2024.

**The Audit Committee**

Steven E. Gallotta, Chairman
Benjamin Wineman
Michael Donahue

# BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information as of March 21, 2024 regarding the beneficial ownership of our common stock by:

- each shareholder known by us to beneficially own more than five percent (5%) of our outstanding common stock;

- each of our directors and named executive officers; and

- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within sixty (60) days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

Except as otherwise specified below, the address for each listed shareholder is: c/o Sterling Bancorp, Inc., One Towne Square, Suite 1900, Southfield, Michigan 48076.

| | Common Stock Owned | |
|---|---|---|
| **Name and Address of Beneficial Owner** | Number of Shares | Percent[1] |
| **5% Shareholders:** | | |
| K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022[2][3] | | |
| c/o The First National Bank in Sioux Falls | | |
| 100 South Phillips Avenue, Sioux Falls, SD 57104 | 12,107,732 | 23.80% |
| Erwin A. Rubenstein[3] | | |
| 255 East Brown Street, Suite 320, Birmingham, MI 48009 | 12,107,732 | 23.80% |
| J. Thomas MacFarlane[3] | | |
| 255 East Brown Street, Suite 320, Birmingham, MI 48009 | 12,107,732 | 23.80 |
| Michael Shawn[4] | | |
| 7300 Biscayne Boulevard, Suite 200, Miami, FL 33138 | 8,981,041 | 17.66% |
| Harry S. Stern[5] | | |
| 220 Montgomery Street, 15th Floor, San Francisco, CA 94104 | 8,101,536 | 15.93% |
| K.I.S.S. Dynasty Trust No. 5[4] | | |
| c/o The First National Bank in Sioux Falls | | |
| 100 South Phillips Avenue, Sioux Falls, SD 57104 | 7,507,318 | 14.76% |
| Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust[2][5] | | |
| c/o The First National Bank in Sioux Falls | | |
| 100 South Phillips Avenue, Sioux Falls, SD 57104 | 5,743,579 | 11.29% |
| FJ Capital Management LLC[6] | | |
| 7901 Jones Branch Drive, Suite 210, McLean, VA 22102 | 4,039,150 | 7.94% |
| Scott J. Seligman[7] | 3,641,401 | 7.16% |
| **Directors:** | | |
| Peggy Daitch[8][9][10] | 15,789 | * |
| Tracey Dedrick[8][9][10] | 14,925 | * |
| Michael Donahue[9][10] | 2,475 | * |
| Steven E. Gallotta[8][9][10] | 14,925 | * |
| Denny Kim[8][9][10] | 14,925 | * |
| Christine Meredith[11] | 40,710 | * |
| Thomas M. O'Brien[12] | 689,733 | 1.36% |
| Eboh Okorie[9][10] | 2,475 | * |
| Benjamin Wineman[8][9][10] | 32,025 | * |

| Name and Address of Beneficial Owner | Common Stock Owned | |
| --- | --- | --- |
| | Number of Shares | Percent[1] |
| **Named Executive Officers (Non-Directors):** | | |
| Karen Knott[13] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,569 | * |
| Elizabeth M. Keogh[14] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 317 | * |
| Colleen Kimmel[15] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,105 | * |
| All directors and executive officers as a group (12 persons total)[16] . . . . . . . . . . . | 894,973 | 1.76% |

---

\* Less than 1%.

(1) Based on 50,844,402 shares of Common Stock issued and outstanding as of March 21, 2024, plus the 19,412 shares of Common Stock which our directors and executive officers in the aggregate have the right to acquire within sixty (60) days of March 21, 2024.

(2) Mr. Seligman disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest, if any, therein.

(3) Based on a Schedule 13G/A filed by Erwin Rubenstein, J. Thomas MacFarlane and the K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022, on July 6, 2022, Mr. Rubenstein and Mr. MacFarlane, as co-trustees of the K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022, had shared voting and dispositive power over 12,107,732 shares of Common Stock beneficially owned by the K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022. Mr. Rubenstein and Mr. MacFarlane disclaim beneficial ownership of the shares owned by the K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022.

(4) Based on a Schedule 13D filed by Michael Shawn on September 4, 2020, effective August 19, 2020, Mr. Shawn was appointed as trustee of the K.I.S.S. Dynasty Trust No. 5 and the Sandra Seligman 1993 Long Term Irrevocable Trust, which hold 7,507,318 and 1,473,723 shares of Common Stock, respectively, and Mr. Shawn, in his capacity as trustee, now has sole voting and dispositive power over an aggregate of 8,981,041 shares of Common Stock. We have been advised by the trustee that there have been transfers of all shares of Common Stock held by the trust to entirely separate, but similarly situated, trusts, all under this same trustee.

(5) Based on a Schedule 13G filed by Harry S. Stern on February 18, 2021, effective November 18, 2020, Mr. Stern was appointed as trustee of the Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust and the Scott J. Seligman 1993 Irrevocable Dynasty Trust, which hold 5,743,579 and 2,357,957 shares of Common Stock, respectively, and Mr. Stern, in his capacity as trustee, now has sole voting and dispositive power over an aggregate of 8,101,536 shares of Common Stock. Mr. Stern disclaims beneficial ownership of such shares of Common Stock.

(6) Based on a Schedule 13G filed by FJ Capital Management LLC, Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Martin Friedman, Bridge Equities XIV, LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC and White Oak Enterprises, Inc. on February 8, 2024. Martin Friedman is the Managing Member of FJ Capital Management LLC, and they hold shared voting power and shared dispositive power over 4,039,150 shares of Common Stock, representing 7.94% of the Company's Common Stock. Of those shares, FJ Capital Management LLC is the Managing Member of Financial Opportunity Fund LLC, which holds 3,261,810 shares of Common Stock, representing 6.41% of the Company's Common Stock, as well as shared voting power and shared dispositive power over those shares. In addition, FJ Capital Management LLC is the Managing Member of Financial Opportunity Long/Short Fund LLC, which holds 127,168 shares of Common Stock as well as shared voting power and shared dispositive power over those shares. In addition, FJ Capital Management LLC is the sub-investment advisor of Bridge Equities XIV, LLC, which holds 490,428 shares of Common Stock as well as shared voting power and shared dispositive power over those shares. FJ Capital Management LLC also manages 159,744 shares of Common Stock held by managed accounts, over which it has shared voting power and shared dispositive power. Mr. Friedman and FJ Capital Management LLC disclaim beneficial ownership as to the shares.

(7) Based on a Schedule 13G filed by the Scott J. Seligman Revocable Living Trust on March 2, 2021, consists of shares held by the trust, over which Scott. J. Seligman, former vice president of the Company and founder of the Bank, holds sole voting and dispositive power.

(8) For Ms. Daitch, Ms. Dedrick, Mr. Gallotta, Mr. Kim and Mr. Wineman, excludes 2,550 shares of an award of 7,500 shares of restricted stock made pursuant to the 2020 Omnibus Plan on January 1, 2022. These awards have not yet vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding.

(9) For Ms. Daitch, Ms. Dedrick, Mr. Donahue, Mr. Gallotta, Mr. Kim, Mr. Okorie and Mr. Wineman, excludes 5,025 shares of an award of 7,500 shares of restricted stock made pursuant to the 2020 Omnibus Plan on January 1, 2023. These awards have not yet vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding.

(10) For Ms. Daitch, Ms. Dedrick, Mr. Donahue, Mr. Gallotta, Mr. Kim, Mr. Okorie and Mr. Wineman, excludes 7,500 shares of an award of restricted stock made pursuant to the 2020 Omnibus Plan on January 1, 2024. These awards have not yet vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding.

(11) Ms. Meredith holds 11,734 shares of restricted stock awards that will vest within sixty (60) days and 105,176 shares of restricted stock awards that have not vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding. Ms. Meredith also holds units in the Company's unitized stock fund in the Sterling Bank & Trust 401(k) Plan, consisting primarily of Common Stock and the remainder in cash or cash equivalents. An estimate of 4,618 shares of Common Stock are held in the unitized stock fund and attributed to Ms. Meredith.

(12) Mr. O'Brien holds an option to buy 300,000 shares of Common Stock with an expiration date of June 5, 2030, all of which are now vested. Mr. O'Brien holds 245,872 shares of restricted stock awards that have not vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding. Mr. O'Brien also holds units in the Company's unitized stock fund in the Sterling Bank & Trust 401(k) Plan, consisting primarily of Common Stock and the remainder in cash or cash equivalents. An estimate of 4,788 shares of Common Stock are held in the unitized stock fund and attributed to Mr. O'Brien.

(13) Ms. Knott holds 1,000 shares of Common Stock; 7,679 shares of restricted stock awards that will vest within sixty (60) days; and 105,176 shares of restricted stock awards that have not vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding. Ms. Knott also holds an option to buy 2,000 shares of Common Stock with an expiration date of March 21, 2028; an option to buy 3,115 shares of Common Stock with an expiration date of March 1, 2029; and an option to buy 6,944 shares of Common Stock with an expiration date of March 2, 2030. Ms. Knott also holds units in the Company's unitized stock fund in the Sterling Bank & Trust 401(k) Plan, consisting primarily of Common Stock and the remainder in cash or cash equivalents. An estimate of 4,492 shares of Common Stock are held in the unitized stock fund and attributed to Ms. Knott.

(14) Ms. Keogh holds 100,200 shares of restricted stock awards that have not vested, do not carry any voting or dividend rights until vested, but are considered issued and outstanding. Ms. Keogh also holds units in the Company's unitized stock fund in the Sterling Bank & Trust 401(k) Plan, consisting primarily of Common Stock and the remainder in cash or cash equivalents. An estimate of 317 shares of Common Stock are held in the unitized stock fund and attributed to Ms. Keogh.

(15) Ms. Kimmel holds units in the Company's unitized stock fund in the Sterling Bank & Trust 401(k) Plan, consisting primarily of Common Stock and the remainder in cash or cash equivalents. An estimate of 4,788 shares of Common Stock are held in the unitized stock fund and attributed to Ms. Kimmel. Ms. Kimmel separated from service with the Company and the Bank during 2023.

(16) The directors and executive officers in the aggregate hold vested options to buy 312,059 shares of Common Stock. No additional options are scheduled to vest within sixty (60) days of March 21, 2024.

# SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

### *Deadline for Shareholder Proposals to be Considered for Inclusion in the Company's Proxy Materials*

To be considered for inclusion in the Company's proxy statement and form of proxy relating to the annual meeting of shareholders to be held in 2025, a shareholder proposal, including a recommendation of a director nominee, must be received by the Chief Legal Officer of the Company, One Towne Square, Suite 1900, Southfield, Michigan 48076 no later than December 5, 2024, pursuant to the proxy solicitation regulations of the SEC. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy card for such meeting any shareholder proposal that does not meet the requirements of the SEC then in effect. Any such proposal will be subject to 17 C.F.R. § 240.14a-8 of the rules and regulations promulgated by the SEC under the Exchange Act.

### *Deadline for Shareholder Proposals and Director Nominations to be Brought Before the 2025 Annual Meeting*

In order to be considered at any meeting, a shareholder proposal, including for the nomination of directors, must (i) comply with the requirements in the Company's Articles of Incorporation and Bylaws as to form and content and (ii) must be received by the Company not less than one hundred twenty (120) days nor more than one hundred eighty (180) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty (20) days before or after such anniversary date, such notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting is mailed or transmitted electronically, or public disclosure of the date of the annual meeting is made, whichever first occurs. All shareholder proposals must comply with all requirements of Rule 14a-8 promulgated by the SEC under the Exchange Act.

## OTHER MATTERS

The Board of Directors is not aware of any matter to be presented for action at the Annual Meeting, other than the matters set forth herein. If any other business should properly come before the meeting, all properly executed proxies received will be voted regarding the matter as directed by the Board.

The proxy solicitation is being made by the Company and the cost of soliciting proxies will be borne by the Company. If requested, the Company will reimburse banks, brokerage houses and other custodians, nominees and certain fiduciaries for their reasonable expenses incurred in mailing proxy materials to beneficial owners of the Company's common stock. In addition to solicitation by mail, officers and other employees of the Company and its subsidiaries may solicit proxies by telephone, facsimile or in person, without compensation other than their regular compensation.

The Company may elect to send a single copy of its 2023 Annual Report and this proxy statement to any household at which two or more shareholders reside, unless one of the shareholders at such address notifies the Company that he or she desires to receive individual copies. This ''householding'' practice reduces the Company's printing and postage costs. Shareholders may request to discontinue or re-start householding, or to request a separate copy of the 2023 Annual Report or this proxy statement, as follows:

- Shareholders owning common stock through a bank, broker or other holder of record should contact such record holder directly; and

- Shareholders of record should contact the Company at (248) 355-2400 or at Shareholder Relations, Sterling Bancorp, Inc., One Towne Square, Suite 1900, Southfield, MI 48076. The Company will promptly deliver such materials upon request.

Your cooperation in giving this matter your immediate attention and in voting your shares by proxy promptly will be appreciated.

**THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC AND THE COMPANY'S PROXY STATEMENT ARE ALSO AVAILABLE AT INVESTORS.STERLINGBANK.COM AND WILL BE PROVIDED FREE TO SHAREHOLDERS UPON WRITTEN REQUEST. TO REQUEST A COPY, WRITE TO SHAREHOLDER RELATIONS DEPARTMENT, STERLING BANCORP, INC., ONE TOWNE SQUARE, SUITE 1900, SOUTHFIELD, MICHIGAN 48076.**

**It is important that your proxy be submitted promptly in order to ensure your representation at the Annual Meeting. You may vote your shares electronically via the Internet, by using the telephone, or if you prefer the paper copy, you may submit your proxy by completing, signing and dating the proxy card as promptly as possible and returning it in the accompanying envelope (to which no postage need be affixed if mailed in the United States). Please refer to the section entitled "Voting via the Internet, Telephone or by Mail" on page 1 for a description of voting methods. If your shares are held by a bank, brokerage firm or other nominee that holds shares on your behalf and you have not given that nominee instructions on how to vote your shares, your nominee may be prohibited from voting uninstructed shares on a discretionary basis for Proposal Nos. 1 and 2 at the Annual Meeting. We strongly encourage you to vote or, if applicable, provide your nominee with instructions on how to vote your shares.**

**LOCATION OF STERLING BANCORP 2024
ANNUAL MEETING OF SHAREHOLDERS**

Thursday, May 16, 2024, at 1:00 p.m., Eastern Time
www.virtualshareholdermeeting.com/SBT2024

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the year ended December 31, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from          to**

**Commission File Number 001-38290**

# Sterling Bancorp, Inc.
(Exact name of registrant as specified in its charter)

| **Michigan** | **38-3163775** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**One Towne Square, Suite 1900**
**Southfield, Michigan 48076**
**(248) 355-2400**
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock | SBT | Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer ☐ | Accelerated filer ☒ | Non-accelerated filer ☐ | Smaller reporting company ☒ |
|---|---|---|---|
| | | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2023, based on last sale price as reported on the NASDAQ Stock Market on that date, was approximately $95.3 million.

At February 29, 2024, 52,068,213 shares of the registrant's Common Stock were outstanding.

### Documents Incorporated by Reference:

Certain portions, as expressly described in this report, of the registrant's Proxy Statement for the 2024 Annual Meeting of the Shareholders, to be filed within 120 days of December 31, 2023, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

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**STERLING BANCORP, INC.**
**2023 ANNUAL REPORT ON FORM 10-K**
**INDEX**

| | | Page |
|---|---|---:|
| **PART I** | | |
| Item 1. | Business | 6 |
| Item 1A. | Risk Factors | 26 |
| Item 1B. | Unresolved Staff Comments | 55 |
| Item 1C. | Cybersecurity | 55 |
| Item 2. | Properties | 57 |
| Item 3. | Legal Proceedings | 57 |
| Item 4. | Mine Safety Disclosures | 57 |
| **PART II** | | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 57 |
| Item 6. | [Reserved] | 58 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 58 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 85 |
| Item 8. | Financial Statements and Supplementary Data | 90 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 140 |
| Item 9A. | Controls and Procedures | 140 |
| Item 9B. | Other Information | 140 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 140 |
| **PART III** | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 141 |
| Item 11. | Executive Compensation | 141 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 141 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 141 |
| Item 14. | Principal Accountant Fees and Services | 141 |
| **PART IV** | | |
| Item 15. | Exhibits and Financial Statement Schedules | 142 |
| Item 16. | Form 10-K Summary | 145 |
| **SIGNATURES** | | 146 |

*Unless we state otherwise or the context otherwise requires, references in this Annual Report on Form 10-K to "Sterling," "we," "our," "us" or "the Company" refer to Sterling Bancorp, Inc., a Michigan corporation, and its subsidiaries, including Sterling Bank and Trust, F.S.B., which we sometimes refer to as "Sterling Bank," "the Bank" or "our Bank."*

**Cautionary Note Regarding Forward-Looking Statements**

This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, "forward-looking statements" regarding the Company's plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance, including any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "attribute," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "would," or the negative versions of those words or other comparable words or phrases of a future or forward-looking nature, though the absence of these words does not mean a statement is not forward-looking. All statements other than statements of historical facts, including but not limited to statements regarding the economy and financial markets, government investigations, credit quality, the regulatory scheme governing our industry, competition in our industry, interest rates, our liquidity, our business and our governance, are forward-looking statements. We have based the forward-looking statements in this Annual Report on Form 10-K primarily on current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. These forward-looking statements are not historical facts, and they are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. There can be no assurance that future developments will be those that have been anticipated. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements.

The risks, uncertainties and other factors detailed from time to time in our public filings, including those included in the disclosures under the heading "Risk Factors" in this Annual Report on Form 10-K, with the U.S. Securities and Exchange Commission (the "SEC"), and subsequent periodic reports, could affect future results and events, causing those results and events to differ materially from those views expressed or implied in the Company's forward-looking statements. A summary of these factors is below, under the heading "Risk Factors Summary." For additional information on factors that could materially affect the forward-looking statements included in this Annual Report on Form 10-K, see the risk factors set forth under "Item 1A. Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risk factors in evaluating these forward-looking statements. These risks are not exhaustive. Other sections of this Annual Report on Form 10-K include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those projected in, or implied by, such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update, revise, correct or review any forward-looking statement, whether as a result of new information, future developments or otherwise except as required by law. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of any particular risk, uncertainty or other factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

**Risk Factors Summary**

The following is a summary of the material risks we are exposed to in the course of our business activities. The below summary does not contain all of the information that may be important to you, and you should read the below summary together with the more detailed discussion of risks set forth under "Item 1A. Risk Factors," as well as under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

*Risks Related to Our Strategy*

- The effects of the prevailing economic environment on successfully implementing and executing a new strategic plan or achieving a successful strategic transaction

- The impact of the prolonged suspension of our residential loan origination function coupled with the prior termination of our Advantage Loan Program

*Risks Related to the Economy and Financial Markets*

- The effects of fiscal and monetary policies and regulations of the federal government and Board of Governors of the Federal Reserve System (the "FRB")

- Macroeconomic and geopolitical challenges and uncertainties affecting the stability of regions and countries around the globe and the effect of changes in the economic and political relations between the U.S. and other nations

- The disruptions to the economy and the U.S. banking system caused by recent bank failures

- Changes in the state of the general economy and the financial markets and their effects on the demand for our loan services

- The effects of fiscal challenges facing the U.S. government

*Risks Related to Credit*

- The credit risks of lending activities, including changes in the levels of delinquencies and nonperforming assets and changes in the financial performance and/or economic condition of our borrowers, including the effects of continued inflation and the possibility of a recession

- Our concentration in residential real estate loans

- The geographic concentration of our loans and operations in California

- The potential insufficiency of our allowance for credit losses to cover current expected credit losses in our loan portfolio

*Risks Related to Interest Rates*

- Negative impacts of future changes in interest rates

*Risks Related to Liquidity*

- Our ability to ensure we have adequate liquidity

- Our ability to obtain external financing on favorable terms, or at all, in the future

- The quality of our real estate loans and our ability to sell our loans to the secondary market

- Our deposit account balances that exceed the Federal Deposit Insurance Corporation (the "FDIC") insurance limits may expose the Bank to enhanced liquidity risk

***Risks Related to the Advantage Loan Program***

- Compliance with the Plea Agreement and the effect of the Plea Agreement on our reputation and ability to raise capital

- The costs of cooperating with ongoing governmental investigations of certain individuals

- The exhaustion of our directors and officers insurance policies ("D&O Insurance") covering various matters related to our former Advantage Loan Program

- The costs of legal proceedings, including settlements and judgments

- Potential claims for advancement and indemnification from certain directors and officers related to the governmental investigations and potential litigation against us or counterclaims by our controlling shareholder

***Risks Related to Our Highly Regulated Industry***

- The extensive laws and regulations affecting the financial services industry, the continued effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and related rulemaking, changes in banking and securities laws and regulations and their application by our regulators and the Community Reinvestment Act (the "CRA") and fair lending laws, including as a result of the recent bank failures

- Failure to comply with banking laws and regulations

- Enforcement priorities of the federal bank regulatory agencies

***Risks Related to Competition***

- Strong competition within our market areas or with respect to our products and pricing

- Our reputation as a community bank and the effects of continued negative publicity

- Our ability to keep pace with technological change and introduce new products and services

- Consumers deciding not to use banks to complete their financial transactions

***Other Risks Related to Our Business***

- Our ability to attract and retain key employees and other qualified personnel

- Our operational, technological and organizational infrastructure, including the effectiveness of our enterprise risk management framework at mitigating risk and loss to us

- Operational risks from a high volume of financial transactions and increased reliance on technology, including risk of loss related to cybersecurity or privacy breaches and the increased frequency and sophistication of cyberattacks

- The operational risk associated with third-party vendors and other financial institutions

- The ability of customers and counterparties to provide accurate and complete information and the soundness of third parties on which we rely

- Our employees' adherence to our internal policies and procedures

- The effects of natural disasters on us and our California borrowers and the adequacy of our business continuity and disaster recovery plans

- Environmental, Social and Governance ("ESG") matters and their effects on our reputation and the market price of our securities

- Climate change and related legislative and regulatory initiatives

- Adverse conditions internationally and their effects on our customers

- Fluctuations in securities markets, including changes to the valuation of our securities portfolio

- The reliance of our critical accounting policies and estimates, including for the allowance for credit losses, on analytical and forecasting techniques and models

- Other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere herein or in the documents incorporated by reference herein and our other filings with the SEC

***Risks Related to Governance Matters***

- The Seligman family's ability to influence our operations and control the outcome of matters submitted for shareholder approval

- Our ability to pay dividends

The foregoing risk factors should not be construed as an exhaustive list and should be read in conjunction with the cautionary statements that are included under "Cautionary Note Regarding Forward-Looking Statements" above and elsewhere in this Annual Report on Form 10-K, as well as the items set forth under "Item 1A. Risk Factors."

**PART I**

**ITEM 1. BUSINESS**

**OVERVIEW**

**General**

We are a unitary thrift holding company incorporated in 1989 and headquartered in Southfield, Michigan and our primary business is the operation of our wholly-owned subsidiary, Sterling Bank.  Through Sterling Bank, we currently originate commercial real estate loans and commercial and industrial loans, and provide deposit products, consisting primarily of checking, savings and term certificate accounts. Historically, the Company's largest asset class has been residential mortgage loans; however, the Bank suspended all residential loan originations in early 2023. The Bank also engages in mortgage banking activities and, as such, acquires, sells and services residential mortgage loans. The Bank operates through a network of 27 branches of which 25 branches are located in the San Francisco and Los Angeles, California metropolitan areas with the remaining branches located in New York, New York and Southfield, Michigan.

In August 2023, our election to become a covered savings association under the Home Owners' Loan Act ("HOLA") became effective, allowing us to operate as a commercial bank without being subject to the requirement that a savings institution maintain at least 65% of its portfolio assets in certain qualified thrift investments (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12-month period as required by the qualified thrift lender ("QTL") test under HOLA. This will allow greater flexibility on the future composition of our balance sheet. The Company is currently performing an evaluation of its alternatives for new banking products and services.

Our results of operations are dependent primarily on our net interest income, which is the difference between the interest earned on our assets, primarily our loan and securities portfolios, and the interest paid on our deposits and borrowings. Our net income is also affected by our provision for credit losses, non-interest income, non-interest expense (general and administrative expense) and income tax expense. Non-interest income includes service charges and fees; net gain on sales of loans and securities; mortgage servicing fee income, net; income from company-owned life insurance; and other non-interest income. General and administrative expense consists of salaries and employee benefits expense; occupancy and equipment expense; federal deposit insurance assessments; data processing expense; professional fees; and other non-interest expenses. Our net income is also significantly affected by general economic and competitive conditions, particularly changes in market interest rates and U.S. Treasury yield curves, government policies and actions of regulatory authorities.

**Our Strategy**

Over the past several years, we have been cooperating with formal investigations by the Office of the Comptroller of the Currency (the "OCC"), the U.S. Department of Justice (the "DOJ") and the SEC related to a previous residential loan product referred to as the Advantage Loan Program.

During 2022, we entered into a Consent Order with the OCC that resolved the OCC's investigation, and the OCC terminated the formal agreement between the Bank and the OCC entered into on June 18, 2019 (the "OCC Agreement"), which marked the completion of certain remediation requirements. In the same year, we also settled a shareholder derivative action filed against us, under which we agreed to adopt and implement substantial corporate governance reforms, many of which were already underway at the time. We also improved our credit profile and metrics through the sale of several pools of loans. In July 2023, we received final court approval of the Plea Agreement (the "Plea Agreement") entered into with the DOJ, resolving the DOJ's investigation of the Bank and the Company relating to the Bank's former residential loan product, marketed as the Advantage Loan Program, and related matters. In addition, in June 2023, the Company received a letter from the Division of Enforcement of the SEC informing the Company that the Division of Enforcement had concluded its investigation of the Company and did not intend to recommend an enforcement action by the SEC against the Company. With the resolution of the various government investigations that targeted the Bank and the Company, we commenced a full evaluation of our business and strategic alternatives.

We have engaged a consulting firm to help us develop a comprehensive strategic plan that we expect will include the incorporation of new banking products and services in light of our new status as a covered savings association. We have not yet established fixed timelines or milestones for the completion of this process, and we expect that any repositioning of the Bank pursuant to the resulting plan will take significant time and expense. As part of the board of directors' strategic planning process, the Company has also engaged Keefe, Bruyette & Woods as a financial advisor to assist the board of directors to explore and evaluate potential strategic alternatives. Some of the possible strategic alternatives the board of directors may consider are a sale of the Company, a merger or other business combination, a sale of all or a material portion of the Company's assets and a recapitalization.

The board of directors has met multiple times in 2023 to discuss preliminary reports received from the consulting firm and financial advisor, and currently believes that prevailing economic conditions and the lack of a robust capital market for community banks create significant limitations on pursuing a new strategic direction. The creation of new banking products and services focused on the California market will be expensive to build out and challenging to recruit and retain appropriate additional personnel to pursue and support. Further, the Company would require access to capital markets that would allow the Company to efficiently raise capital to cover the significant expense of a new platform buildout without unreasonable dilution of the existing shareholder base. Accordingly, the board of directors has elected to be patient and wait for market conditions to improve before pursuing these strategies and will continue to evaluate new banking products and services alternatives. See "Item 1A. Risk Factors—Risks Related to Our Strategy." The Company will evaluate further balance sheet strategies to manage interest rate and liquidity risk with the primary goal of preserving capital.

We also remain focused on our efforts to de-risk our balance sheet, including maintaining our focus on credit quality and exploring alternative sources of loan production, which could include purchasing loan pools and loan participations.

**Subsidiaries**

In addition to the Bank, the Company has one indirect subsidiary, which is inactive.

**OUR BUSINESS**

**Lending Activities**

***One- to-Four Family Residential Loans***. We previously originated residential loans. In May 2022, the Company outsourced the residential loan origination function to a third-party residential lending service provider. As a result, the Company reduced its workforce in its in-house mortgage origination area. In November 2022, the service provider notified the Company of its intention to cease conducting business. The Company explored possible other service providers but decided to suspend the origination of residential lending in early 2023. We may continue to purchase loan pools and loan participations.

The origination of mortgage loans to enable borrowers to purchase or refinance existing homes was historically our most significant loan origination activity, and such loans continue to comprise the largest portion of our loan portfolio. We offered fixed-rate and adjustable-rate mortgage loans with terms of up to 30 years.

Historically, our most significant product was our Advantage Loan Program, and this former loan product—one-, three-, five- or seven-year adjustable-rate mortgages that required down payments of at least 35%—continues to be the largest portion of our gross loans, comprising 58% of our residential loans at December 31, 2023. An internal review of this program indicated that certain employees engaged in misconduct in connection with the origination of a significant number of such loans, including with respect to the verification of income, the amount of income reported for borrowers, reliance on third parties, and related documentation, which led to the termination of the program. We discontinued originating loans under the Advantage Loan Program at the end of 2019. For additional information related to the risks of the Advantage Loan Program, see "Item 1A. Risk Factors—Risks Related to the Advantage Loan Program."

To avoid the uncertainty of audits and inquiries by third-party investors in Advantage Loan Program loans sold to the secondary market, beginning at the end of the second quarter of 2020, we commenced making offers to each of those investors to repurchase 100% of our previously sold Advantage Loan Program loans. As of December 31, 2023, we had repurchased such loans with an aggregate principal balance of $309.1 million and had outstanding commitments to repurchase an additional $16.9 million through July 2025. At December 31, 2023, the unpaid principal balance of residential mortgage loans sold under the Advantage Loan Program that were subject to potential repurchase obligations for breach of representations and warranties, including loans subject to binding repurchase commitments, totaled $33.0 million.

Another significant residential loan product we previously offered was our tenant-in-common loans ("TIC loans"), which are similar to traditional co-op loans. Our primary market areas of San Francisco and Los Angeles contain a substantial number of two- to six-unit residential buildings and a large amount of condominium conversions. Through our TIC loan program, we offered loans to owners of individual units within the building based on their relative ownership share. At December 31, 2023, we had total outstanding TIC loans of $396.4 million. Our TIC loans generally consisted of three-, five- and seven-year adjustable-rate mortgages. We also offered conventional conforming fixed-rate loans with terms of either 15, 20, or 30 years for mortgages at the Federal Housing Finance Agency limits for those markets where we originated loans. The bulk of our conforming mortgage loans were originated with the intent to sell, after which we typically retained the servicing rights to these loans. In addition, we had a jumbo loan program for residential real estate loans of up to $2.5 million, for which we offered both fixed and adjustable rates. Across our portfolio, our adjustable-rate mortgage loans are based on a 30-year amortization schedule and generally interest rates and payments adjust annually after a one-, three-, five- or seven-year initial fixed period. Interest rates on our adjustable-rate loans adjust to a rate typically equal to 350 to 450 basis points above the one-year secured overnight financing rate ("SOFR") or adjust to a rate based on the U.S. Treasury one- and five- year constant maturity Treasury rate.

Across our residential portfolio, our loan-to-value ratio (defined as current loan amount compared to appraised value at the time of loan origination) was 51% as of December 31, 2023. For discussion regarding risks particular to our residential real estate loans, see "Item 1A. Risk Factors—Risks Related to Credit."

*Commercial Loans.* We offer a variety of commercial loan products, consisting primarily of commercial real estate loans, construction loans and commercial and industrial loans. The majority of our commercial loans are secured by real estate or other business assets. Our underwriting practice for commercial loans requires the identification and documentation of the sources of repayment, risks to repayment, mitigating factors and the aggregate exposure of the lending relationship for each commercial loan. We have several levels of lending authority. Lending limits are based on total exposure to the borrower including all extensions of credit, both used and unused, guarantees, co-signatures or endorsements.  Our commercial loans are almost exclusively recourse loans, as we endeavor to secure personal guarantees on each loan we underwrite.

*Commercial Real Estate Loans.* Our commercial real estate loan portfolio includes loans secured by hotels, office, industrial, retail, multifamily and mixed-use properties. We focus on properties within or contiguous to our branch footprint, focusing on borrowers with income-producing properties, strong cash flow characteristics and strong collateral profiles. Our loan-to-value policy limit is 75% for commercial real estate loans. Income producing commercial real estate loans are subject to a minimum debt service coverage ratio at origination which varies by property type. At December 31, 2023, commercial real estate loans totaled $237.0 million, 43% of which are secured by multifamily properties. At December 31, 2023, approximately 60% of our commercial real estate loan portfolio consisted of adjustable-rate loans with an average reset of 25 months. For discussion regarding the risks particular to our commercial real estate loans, see "Item 1A. Risk Factors—Risks Related to Credit."

*Construction Loans.* We previously originated construction loans in greater frequency, but we currently originate such loans on a limited basis, generally in connection with the Bank's CRA considerations.  We have $10.4 million of construction loans on our balance sheet at December 31, 2023, which are comprised primarily of residential construction, commercial construction and mixed-use development loans. Interest reserves are generally established on construction loans. The interest reserve allows the borrower to draw loan funds to pay interest charges on the outstanding balance of the loan when financial condition precedents are met. These construction loans are typically based on the prime rate of interest and have maturities of up to 36 months. Our most recent loan-to-value policy limits are 70% for commercial construction loans and 40% for land loans.

*Commercial and Industrial Loans.* We also offer commercial and industrial loans consisting of certain term loans and commercial lines of credit to businesses and individuals for business purposes. The commercial and industrial portfolio totaled $15.8 million at December 31, 2023. These term loans are secured by inventory, equipment, accounts receivable, other assets and in some instances by commercial real estate properties. These loans are typically extended to finance companies or other non-bank lenders with terms of less than 5 years. Also, our commercial lines of credit are typically secured by real estate, inventory, equipment, accounts receivable and other assets.

## Investment Portfolio

As of December 31, 2023, the fair value of our investment portfolio totaled $423.9 million, with an average effective yield of 3.34%, and the estimated duration on the fixed income portion of our investment portfolio (fair value of $419.2 million) is 1.95 years. The primary objectives of the investment portfolio are to provide liquidity, generate economic value, be responsive to cash needs and assist in managing interest rate risk. As of December 31, 2023, 59% of our investment portfolio consists of U.S. Treasury and Agency securities, with the balance in mortgage-backed securities, collateralized mortgage and debt obligations and equity securities. We regularly evaluate the composition of our investment portfolio as the interest rate yield curve changes and may sell investment securities from time to time to adjust our exposure to interest rates or to provide liquidity.

Our investment policy is reviewed at least annually by our board of directors. Overall investment goals are established by our board of directors, chief executive officer, chief financial officer and members of our Asset and Liability Committee. Our board of directors has delegated the responsibility of monitoring our investment activities to our management and Asset and Liability Committee. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our chief financial officer.

## Deposits

We offer traditional depository products, including checking, savings, money market, individual retirement accounts and certificates of deposits, to individuals and businesses throughout our market areas. Our deposits are insured by the FDIC up to statutory limits. We offer customers traditional retail deposit products through our branch network and the ability to access their accounts through online and mobile banking platforms. We seek to grow our deposits through the use of competitive rates, a focused marketing campaign, and multi-product clubs in which we offer varying benefits depending on the overall relationship with the customer. Our bankers are incentivized to acquire and maintain quality, core deposits as we depend on deposits to fund the majority of our loans. Brokered deposits are obtained when needed to build liquidity at favorable rates.

## Market Area

The primary markets in which we operate are the San Francisco and Los Angeles metropolitan areas, and our 25-branch network in these areas is our core distribution channel. In addition, we have one branch in New York City and our headquarters branch in Southfield, Michigan. We strive to take advantage of our core footprint and deep-rooted relationships to target local customers with a diversified product offering. Our local branch network enables us to gather deposits, promote the Sterling brand and customer loyalty, originate loans and other products and maintain relationships with our customers through regular community involvement.

## Competition

The financial services industry is highly competitive as we compete for loans, deposits and customer relationships in our market. Competition involves efforts to retain current clients, make new loans and obtain new deposits, increase the scope and sophistication of services offered and offer competitive interest rates paid on deposits and charged on loans. Within our branch footprint, we primarily face competition from national, regional and other local financial institutions that have established branch networks throughout the San Francisco and Los Angeles metropolitan areas as well as the New York City market, giving them visible retail presence to customers.

In mortgage banking, we face competition from a wide range of national financial institutions, regional and local community banks, as well as credit unions and national mortgage underwriters. In commercial banking, we face competition to underwrite loans to sound, stable businesses and real estate projects at competitive price levels that make sense for our business and risk profile. Our major commercial bank competitors include larger national, regional and local financial institutions that may have the ability to make loans on larger projects than we can or provide a larger mix of product offerings. We also compete with smaller local financial institutions that may have aggressive pricing and unique terms on various types of loans and, increasingly, financial technology platforms that offer their products exclusively through web-based portals.

In retail banking, we primarily compete with national and local banks that have a visible retail presence and personnel in our market areas. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service. We also face competition from non-traditional alternatives to banks such as credit unions, internet-based banks, money centers, money market mutual funds and cash management accounts.

For further discussion regarding the competitive factors and uncertainties impacting our business, see "Item 1A. Risk Factors—Risks Related to Competition."

## Resolution of Department of Justice Investigation

On July 19, 2023, the United States District Court for the Eastern District of Michigan approved the Plea Agreement entered into with the DOJ on March 15, 2023, which resolved the DOJ's investigation focused on the Bank's Advantage Loan Program and related issues, including residential lending practices and public disclosures about that program contained in the Company's filings with the SEC. Under the Plea Agreement, the Company pleaded guilty to one count of securities fraud primarily relating to disclosures with respect to the Advantage Loan Program contained in the Company's 2017 Registration Statement for its initial public offering and its immediately following Annual Reports on Form 10-K filed in March 2018 and March 2019. Consistent with the Plea Agreement, the sentence issued by the court required the Company to pay $27.2 million in restitution for the benefit of non-insider victim shareholders; further enhance its compliance program and internal controls with respect to securities law compliance; and provide periodic reports to the DOJ with respect to compliance matters. The restitution amount was paid by the Company in the third quarter of 2023 and will be administered by a special master appointed by the court. No criminal fine was imposed. The Company's obligations under the Plea Agreement are generally effective for three years. This resolution released the Company, as well as the Bank, from further prosecution for securities fraud and underlying mortgage fraud in the Advantage Loan Program.

## HUMAN CAPITAL RESOURCES

### Overview

Our culture remains focused on integrity, inclusion, continuous learning and synergy as the Company continues to build on the employee experience. We continue to focus on initiatives that promote employee engagement through the introduction of technology to improve communication and transparency with our employment practices. In 2023, we implemented a Human Resources Information System, which provides employees with access to their information through the self-service portal. Further, we currently plan to establish a management-level Human Resources committee that would perform annual reviews of related policies and ongoing survey activities. The Company continues to be invested in building a culture of engagement that promotes giving back to the communities we serve, our shareholders and employees. Collaboration and teamwork remain at the core of our focus.

As of December 31, 2023, we had a total of 248 full time and seven part time employees, located predominately in California, Michigan and New York. During the first quarter of 2023, we reduced our workforce by 12 full-time-equivalent employees and in the fourth quarter of 2023 we eliminated four full-time positions that were impacted by the elimination of our residential lending program. The reduction in force, along with natural attrition and the implementation of new technology, has contributed to the reduced headcount from 2022 to 2023. Our employees are not represented by a collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relationship with our employees is built on trust, transparency, and inclusivity and because of that, we continue to have a dedicated and engaged workforce.

**Culture and Engagement**

We strive to amplify the employee voice through communication using multiple channels, one being the employee engagement survey. We conducted our annual employee engagement survey in May 2023 and overall participation was 86%. The level of employee engagement, which is a measure gleaned from the survey results of the employee experience as it pertains to satisfaction in addition to meaning, autonomy, growth, impact and connection, was 81%. Participation in the May 2023 survey increased by 4% and overall engagement increased by 4% from the 2022 survey. In addition to the survey, we are committed to publishing an internal news bulletin on a quarterly basis to inform employees of what is happening at the Company and recognize employees and teams for their contributions at work, in our communities and with our customers. Overall, our culture is one that promotes our core competencies, and we will continue to build on integrity, inclusion, continuous learning and synergy in the upcoming year.

Management values our employees and continues to work with the human resources team on improving on the employee experience from recruitment through departure. We believe the implementation of the Human Resources Information System has added to the employee application, recruitment and on-boarding practices that contribute toward building a culture of engagement. Human resources technology is being implemented across the organization to help with communication and provide employees with the information they need through the Human Resources Information System discussed above. We continue to strive to build a culture in which employees feel valued, heard and are provided with the knowledge, tools and resources to be successful.

**Diversity, Equity, Inclusion and Belonging**

As of December 31, 2023, 55% of employees were female, and 68% identified within an ethnically diverse group. Within the employees at the level of assistant vice president or higher, 40% were female and 60% identified within an ethnically diverse group. We continue to promote diversity, equity, inclusion and belonging within our culture. We are committed to providing a workplace that is free of harassment and discrimination by taking proactive measures and providing all employees with non-discrimination and sexual harassment prevention training on an annual basis. We continue to support and provide diversity training to all employees to increase cultural competency and collaboration.

We believe in having an inclusive and diverse workforce in which employees feel valued, empowered and that they are making a positive difference within our communities, workplace and within the lives of the customers we serve.

**Talent Acquisition, Retention and Development**

The Company continues to provide an adaptable work arrangement model to provide employees the opportunity to work remotely, on a hybrid schedule or in the office based on their position, responsibilities and location. It is our goal to attract, retain and develop employees and provide opportunities for growth. We believe the pool of available talent from which we can recruit critical talent has expanded due to our flexible work environment provided by the adaptable work arrangement model.

We understand that our ability to retain employees leads to the retention of customers and allows us to build strong relationships based on trust, so we continue to invest in the professional development of our employees. Our customers depend on the capabilities and knowledge of our employees, which is why we have been investing in the growth of our team. For further discussion regarding retention of our employees, see "Item 1A. Risk Factors—Other Risks Related to Our Business."

We strive to offer competitive pay, benefits and services to meet the needs of our employees. In 2023, we continued to offer competitive benefits to all employees. Our benefits include health care, a 401(k) plan with an employer contribution in Company stock, financial education and counseling, partial tuition reimbursement, wellness initiatives (including programs designed to help our employees meet their health goals) and paid time off. In addition, in 2023, we formalized our learning and development policy, and we continue to offer over 600 technical and professional development courses and educational reimbursement for approved external training opportunities. Our goal is to promote a culture of continuous learning in which employees are developing both interpersonally and professionally to meet their career goals.

## SUPERVISION AND REGULATION

### General

Sterling Bank is a federally chartered stock savings bank that has elected to operate as a covered savings association, effective August 9, 2023.  As a covered savings association, the Bank will generally function as a commercial bank without the constraints applicable to a thrift institution. For instance, for so long as the Bank continues to operate as a covered savings association, the Bank is not required to satisfy the QTL test that applies generally as a matter of federal law to thrift institutions. The Bank is subject to primary examination and regulation by the OCC and, as an insured depository institution, the FDIC. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Sterling Bank may engage and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund (the "DIF") rather than our shareholders. In connection with its election to operate as a covered savings association, Sterling Bank was required to become a member of the Federal Reserve System and subscribe to the capital stock of the Federal Reserve Bank of Chicago.

Sterling Bank also is a member of, and owns stock in, the Federal Home Loan Bank (the "FHLB") of Indianapolis, which is one of the 11 regional banks in the FHLB system.

As a unitary thrift holding company, Sterling Bancorp is required to comply with the rules and regulations of the FRB. As a company that controls a depository institution that has elected to operate as a covered savings association, Sterling Bancorp is treated for most regulatory purposes as a bank holding company. We are required to file certain reports with the FRB and are subject to examination by and the enforcement authority of the FRB. Sterling Bancorp is also subject to the rules and regulations of the SEC under the federal securities laws.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of the allowance for credit losses for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Sterling Bank or Sterling Bancorp, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering ("AML") and anti-terrorism laws and regulations, the CRA and regulations implemented thereunder, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to expand our branch network or acquire other financial institutions.

Finally, we are also subject to the laws and regulations of the State of Michigan, in which our main office is located, and other states in which we do business, including California and New York.

Any change in applicable laws or regulations, whether by the OCC, the FDIC, the FRB, the SEC, state regulators, or Congress, could have a material adverse impact on the operations and financial performance of Sterling Bancorp and Sterling Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Sterling Bancorp and Sterling Bank. The description is limited to certain material aspects of the statutes and regulations addressed and is not intended to be a complete description of such statutes and regulations and their effects on Sterling Bancorp and Sterling Bank.

## Federal Banking Regulation

*Business Activities.* A federal savings bank derives its lending and investment powers from HOLA and applicable federal regulations. A federal savings bank that elects to operate as a covered savings association, including Sterling Bank, retains its federal savings bank charter and continues to be treated as such for certain enumerated purposes; however, covered savings associations generally are afforded the same rights and privileges as national banks under the National Bank Act and other applicable federal laws and regulations. Under these laws and regulations, Sterling Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. Sterling Bank may also establish subsidiaries that may engage in certain activities not otherwise permissible for Sterling Bank, including wealth and investment management.

*Corporate and Risk Governance*. We are required as a supervisory matter to implement an effective corporate and risk governance framework commensurate with our size, complexity and risk profile. Fundamental components of this framework include the authorities and responsibilities of directors and senior managers to govern the operations and structure of the Company and the Bank, as well as the implementation and management of systems and processes designed to identify, measure, monitor and control the risks to the organization, specifically including strategic, reputation, compliance and operational risks.

Further, the federal banking agencies have in recent years increased their focus on banks' third-party risk management controls and practices. In June 2023, the federal banking agencies, including the OCC, adopted interagency guidance on risk management of third-party relationships. The guidance applies broadly to any business agreement between a banking organization and another entity, by contract or otherwise (including affiliated entities), and requires banking organizations to analyze the risks associated with each third-party relationship and establish effective governance and risk management processes for all stages of a third-party relationship, including planning, due diligence and third-party selection, contract negotiation, ongoing monitoring and termination. See "Item 1A. Risk Factors — Other Risks Related to Our Business" for additional discussion of this topic.

*Capital Requirements.* Prior to January 1, 2023, the Federal regulations required Sterling Bancorp and Sterling Bank to meet several minimum capital standards under the risk-based capital rules implemented by the federal banking agencies pursuant to the Dodd-Frank Act. In general, subject to certain exceptions as discussed further below, minimum capital standards include a common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a Tier 1 capital to risk-weighted assets ratio of 6.0%, a total adjusted capital to risk-weighted assets ratio of 8.0%, and a Tier 1 capital to average total assets leverage ratio of 4.0%.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes and residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

The Bank, after consultation with the OCC, determined during 2022 that a risk-weighting of 100% should be applied to its Advantage Loan Program loans under the risk weighting requirements for first-lien residential mortgage exposure set forth under the Basel III capital rules. Previously, the Company and the Bank generally applied a 50% risk weight to the Advantage Loan Program loans. The new risk weighting was applied as of December 31, 2021.

In addition to establishing the minimum regulatory capital requirements, the capital rules limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a capital conservation buffer consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The capital rules provide for an optional simplified measure of capital adequacy for qualifying community banking organizations (that is, the community bank leverage ratio (the "CBLR") framework), as provided by the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "EGRRCPA"). The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. In order to qualify for the CBLR framework, a community banking organization must have (i) a Tier 1 leverage ratio of greater than 9.0%, (ii) less than $10 billion in total consolidated assets, and (iii) limited amounts of off-balance-sheet exposure and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well capitalized ratio requirements under prompt corrective action regulations and will not be required to report or calculate risk-based capital. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements. The Bank is a qualifying community bank organization and elected to opt into the CBLR framework, effective as of January 1, 2023.

As discussed above, by opting into the CBLR framework, we are not required to meet minimum standards under the risk-based capital rules implemented by the federal banking agencies pursuant to the Dodd-Frank Act. Instead, maintaining a Tier 1 leverage ratio of greater than 9.0% is considered to have satisfied the risk-based and leverage capital requirements in the regulatory agencies' generally applicable capital rules and to have met the well capitalized ratio requirements. Tier 1 leverage ratio is defined as Tier 1 capital to average total consolidated assets ratio. At December 31, 2023, the Company and the Bank met the requirement to have a Tier 1 leverage ratio greater than 9.0%.

*Loans-to-One Borrower.* Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally includes certain financial instruments (but not real estate). As of December 31, 2023, the Bank was in compliance with the loans-to-one borrower limitations.

*Capital Distributions.* Federal regulations impose limitations on capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the savings bank's capital account. A federal savings bank must file an application with the OCC for approval of a capital distribution under various circumstances, including, for example, if the savings bank's total capital distributions for the applicable calendar year exceed the sum of its net income for that year to date plus its retained net income for the preceding two years; the savings bank would not be at least adequately capitalized or otherwise would not remain an "eligible savings association" under applicable OCC regulations following the distribution; or the distribution would violate any applicable law, regulation or agreement with, or order or notice approved by, the OCC.

Even if an application is not otherwise required, every savings bank that is a subsidiary of a unitary thrift holding company, such as Sterling Bank, must still file a notice with the FRB at least 30 days before its board of directors declares a dividend or approves a capital distribution. FRB approval is also required for any repurchase of capital stock by a financial institution with over $3 billion in assets, unless an exception applies.

A notice or application related to a capital distribution or share repurchase may be disapproved by the OCC if:

- the federal savings bank would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement, or any condition imposed upon the savings bank in an application or notice approved by the OCC.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

*CRA and Fair Lending Laws.* Under the CRA, as implemented by federal regulations, all federal savings banks have a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate- income borrowers. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a federally chartered savings association, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. A savings bank's failure to comply with the provisions of the CRA could, at a minimum, result in denial of certain corporate applications such as branch expansion or mergers, or in restrictions on its activities. The CRA requires a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. All institutions insured by the FDIC must publicly disclose their rating. Sterling Bank received a satisfactory CRA rating in its most recent federal examination.

In October 2023, the federal banking agencies issued a joint final rule to revise the regulations implementing CRA. Under the final rule, the agencies will evaluate a bank's CRA performance based upon the varied activities that it conducts and the communities in which it operates. CRA evaluations and data collection requirements will be tailored based on bank size and type. The Bank is considered a "large bank" under the final rule and therefore will be evaluated under new lending, retail services and products, community development financing and community development services tests. The final rule includes CRA assessment areas associated with mobile and online banking and new metrics and benchmarks to assess retail lending performance. In addition, the final rule emphasizes smaller loans and investments that can have a high impact and be more responsive to the needs of low- and moderate-income communities. The final rule will take effect on April 1, 2024; however, compliance with the majority of the final rule's provisions will not be required until January 1, 2026, and the data reporting requirements of the final rule will not take effect until January 1, 2027.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The fair lending laws prohibit discrimination in the provision of banking services on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. The enforcement of these laws has been an increasing focus for the Consumer Financial Protection Bureau (the "CFPB"), the Department of Housing and Urban Development and other regulators. Under the fair lending laws, a lender may be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency may refer the matter to the DOJ for investigation. Pursuant to a Memorandum of Understanding entered into by the DOJ and CFPB, the agencies have agreed to share information and coordinate investigations and have also generally committed to strengthen their coordination efforts, including in respect of fair lending investigations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

*ATR/QM Rules.* The CFPB's ability-to-repay ("ATR") and qualified mortgage ("QM") rules require, in connection with the origination of residential real estate loans within its scope, that a mortgage lender must make a reasonable and good faith determination at or before consummation that the consumer will have a reasonable ability to repay the loan according to its terms. Among other requirements, a creditor must verify the information on which it bases its repayment ability determination by using reasonably reliable, written third-party records. These rules prohibit creditors, such as Sterling Bank, from extending residential real estate loans without regard for the consumer's ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and compensation practices relating to residential real estate loan origination. Mortgage lenders are required to determine consumers' ability to repay in one of two ways. The first alternative requires the mortgage lender to consider eight underwriting factors when making the credit decision. The mortgage lender may also originate QMs, which are entitled to a presumption that the creditor making the loan satisfied the ATR requirements. In general, a QM is a residential real estate loan that does not have certain high-risk features, such as negative amortization, interest-only payments, balloon payments, a term exceeding 30 years or an annual percentage rate that exceeds applicable limits prescribed by rule. Further, the EGRRCPA created a new category of QMs presumed to satisfy ability-to-repay requirements of the ATR/QM rules for loans that meet certain criteria and are held in portfolio by banks with less than $10 billion in assets, including the Bank.

Our residential real estate loans originated under our former programs, such as TIC loan program and Advantage Loan Program, are not QMs, as our underwriting processes for those programs do not follow applicable regulatory guidance required for such qualification; however, our remaining conforming residential real estate loans originated in 2021 and 2022 were QMs. See "Item 1A. Risk Factors – Risks Related to Our Highly Regulated Industry" for additional discussion of this topic.

*Transactions with Related Parties.* A federal savings bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as Sterling Bank. Sterling Bancorp is an affiliate of Sterling Bank because of its control of Sterling Bank. A subsidiary of a bank that is not also a depository institution or a financial subsidiary under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the OCC has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate to 10% of the bank's capital stock and surplus. The amount of covered transactions with all affiliates is limited to 20% of the bank's capital stock and surplus. "Covered transactions" include, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any low-quality asset from an affiliate. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers, may not exceed the greater of $25,000 or 2.5%

of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the lesser of $500,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must (i) be made on substantially the same terms as and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with unaffiliated persons and that do not present more than a normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Sterling Bank's capital. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

*Enforcement.* The OCC has primary enforcement responsibility over federal savings banks and has authority to bring enforcement action against all institution-affiliated parties, including directors, officers, shareholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings bank. Formal enforcement action by the OCC may range from the issuance of a capital directive, formal agreement (such as the agreement described below) or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular savings bank. If such action is not taken, the FDIC has authority to take the action under specified circumstances. As discussed above under "Item 1. Business—General" and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," the Bank entered into the OCC Agreement on June 18, 2019 and was under formal investigation. Further, on September 27, 2022, the Bank was assessed a $6 million civil money penalty by the OCC with regard to the Bank's credit underwriting processes and Bank Secrecy Act ("BSA") and AML laws and regulations ("BSA/AML") compliance controls relating to its Advantage Loan Program, resolving the OCC's investigation of the Bank. In connection with such assessment, the OCC determined that the Bank had implemented all corrective actions required by OCC Agreement, and as a result, such agreement was terminated.

*Standards for Safety and Soundness.* The federal banking agencies have adopted the Interagency Guidelines for Establishing Standards for Safety and Soundness (the "Guidelines"). The Guidelines establish certain safety and soundness standards for all depository institutions. The operational and managerial standards in the Guidelines relate to the following: (1) internal controls and information systems; (2) internal audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate exposure; (6) asset growth; (7) compensation, fees and benefits; (8) asset quality; and (9) earnings. Rather than providing specific rules, the Guidelines set forth basic compliance considerations and guidance with respect to a depository institution. Failure to meet the standards in the Guidelines, however, could result in a request by the OCC to one of the federal savings banks to provide a written compliance plan to demonstrate its efforts to come into compliance with such Guidelines. Failure to provide a plan or to implement a provided plan requires the appropriate federal banking agency to issue an order to the institution requiring compliance.

*Interstate Banking and Branching.* Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to FRB approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. Among other things, banks may establish *de novo* branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

*Prompt Corrective Action.* Federal law requires, among other things, that federal bank regulators take prompt corrective action with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution is deemed to be well capitalized if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is adequately capitalized if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is undercapitalized if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be significantly undercapitalized if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be critically undercapitalized if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the applicable regulatory authority to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. Critically undercapitalized institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

As discussed in "Capital Requirements" section above, a qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework is considered to have met the well capitalized ratio requirements under prompt corrective action regulations and is not required to calculate or report risk-based capital ratios. Under the CBLR framework, which each of Sterling Bancorp and Sterling Bank has elected to adopt as of January 1, 2023, a Tier 1 leverage ratio of greater than 9.0%, calculated on a consolidated basis, is considered to have met the well capitalized ratio requirements applicable to each entity. Sterling Bancorp and the Bank each satisfied this requirement as of December 31, 2023.

***Federal Insurance of Deposit Accounts.*** The DIF insures deposits at FDIC-insured financial institutions such as Sterling Bank. Deposit accounts at Sterling Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the DIF.

The Dodd-Frank Act increased the minimum target DIF ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. Insured institutions with assets of $10 billion or more were given the responsibility for funding the increase. The Dodd-Frank Act eliminated the prior 1.5% maximum fund ratio, instead leaving the target fund ratio to the discretion of the FDIC, which has exercised that discretion by establishing a long-term target fund ratio of 2%.

Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution's risk category and certain specified risk adjustments. Institutions deemed to be less risky pay lower rates while institutions deemed riskier pay higher rates. Assessment rates (inclusive of possible adjustments) currently range from $2^1/_2$ to 45 basis points of each institution's total assets less tangible capital. However, on October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking.

Any significant increase in deposit insurance assessments would have an adverse effect on the operating expenses and results of operations of Sterling Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or regulatory condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of our deposit insurance.

*Regulation of Brokered Deposits.* Section 29 of the Federal Deposit Insurance Act establishes, among other things, a general prohibition on the acceptance by any insured depository institution that is not well capitalized of any deposit obtained, directly or indirectly, by or through any deposit broker. This statutory prohibition is further implemented through the regulations of the FDIC and, historically, numerous published and unpublished FDIC staff interpretations of the statute and the FDIC's regulation.

The FDIC's brokered deposits regulation provides a framework for determining whether an entity meets the statutory definition of "deposit broker." Among other things, the regulation (1) identifies a number of business relationships in which the agent or nominee of the depositor is not deemed to be a "deposit broker" because the primary purpose of the agent or nominee is not the placement of funds with depository institutions; (2) provides for an application process for entities that seek to rely upon a "primary purpose" exception, but do not qualify as one of the enumerated business relationships to which the exception is deemed to apply; and (3) establishes that a third party with an exclusive deposit-placement arrangement with only one bank is not considered a deposit broker. Additionally, as mandated by the EGRRCPA, the regulation establishes a limited exception for reciprocal deposits for banks that are well rated and well capitalized (or adequately capitalized and have obtained a waiver from the FDIC). Under the limited exception, qualified banks are able to except from treatment as "brokered" deposits up to $5 billion or 20 percent of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) and in the same aggregate amount as deposits placed by the institution in other network member banks). The Bank's acceptance of brokered deposits could have an impact on its deposit insurance premiums, capital and liquidity risk management planning and regulatory monitoring and reporting obligations.

*Supervisory Assessments.* OCC-chartered banks are required to pay supervisory assessments to the OCC to fund its operations. The amount of the assessment paid by a federally-chartered bank to the OCC is calculated on the basis of the institution's total assets, including consolidated subsidiaries, as reported to the OCC. For the 2023 calendar year, the OCC reduced the rates in the general assessment fee schedule and maintained assessment rates from the prior calendar year for the independent trust and independent credit card fee schedules. Specifically, the general assessment schedule for 2023 included reductions in assessment rates of 40% for all banks on their first $200 million in balance sheet assets and 20% for all banks on balance sheet assets above $200 million and up to $20 billion. On December 1, 2023, the OCC published its assessment rates for the 2024 calendar year. The OCC elected to maintain its general assessment schedule from calendar year 2023 with no adjustments for inflation.

*Data Privacy and Cybersecurity.* We are subject to a number of U.S. federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. Under the privacy protection provisions of the Gramm-Leach-Bliley Act and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies, including the OCC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

The changing privacy laws in the United States, Europe and elsewhere create new individual privacy rights and impose increased obligations on companies handling personal information, including the California Consumer

Privacy Act, as amended by the California Privacy Rights Act. While we generally handle Gramm-Leach-Bliley Act -regulated nonpublic, personal information that is exempt under the California Consumer Privacy Act (as well as the other broad state consumer privacy laws), the California Consumer Privacy Act applies to the personal information of our employees and job applicants based in California as well as representatives of any business contacts that the Bank engages with who are California residents.

In addition, Congress and federal regulatory agencies may enact similar laws, or promulgate regulations, that could create new individual privacy rights and impose increased obligations on companies handling personal data. Of note, the federal banking agencies have adopted joint regulations that impose upon banking organizations and their service providers notification requirements for significant cybersecurity incidents. Specifically, the regulations require banking organizations to notify their primary federal regulator promptly, and no later than 36 hours after, the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meanings attributed to those terms by the rule. Banks' service providers are required to notify any affected bank to or on behalf of which they provide services "as soon as possible" after determining that they have experienced any incident that materially disrupts, degrades, or is reasonably likely to disrupt or degrade, covered services provided to a bank for four or more hours.

Recent and ongoing developments may also impact our data security- and privacy-related internal controls and risk profile. On October 19, 2023, the CFPB announced a proposed rule regarding personal financial data rights that is designed to promote "open banking." If enacted as proposed, the regulation would require, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information.

Further, on October 30, 2023, the current Presidential Administration issued an Executive Order on the use of and risks associated with artificial intelligence systems. The Executive Order requires certain federal agencies, including the CFPB, to address potential discrimination in the housing and consumer financial markets relating to the use by financial institutions of artificial intelligence technologies. Prior to the issuance of the Executive Order, the CFPB published a report addressing the use by financial institutions of artificial intelligence chatbots in the provision of financial products and services, which report also highlighted the limitations and various risks posed by such activity.

*BSA/AML Regulation, USA PATRIOT Act and National Defense Authorization Act.* The BSA, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective AML program and to file timely reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other AML requirements. The federal banking agencies and the Financial Crimes Enforcement Network ("FinCEN") are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the DOJ, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the sanctions programs administered by the Office of Foreign Assets Control.

The USA PATRIOT Act gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened AML requirements. The USA PATRIOT Act mandates that financial service companies implement additional policies and procedures and take heightened measures designed to address any or all of the following matters: customer identification programs, money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, currency crimes, and cooperation between financial institutions and law enforcement authorities.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related AML laws since the USA PATRIOT Act. Notable amendments include (1) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, limited liability company or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which information will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the AML laws in any judicial or administrative action brought by the Secretary of the Treasury or the Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30 percent of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to suspicious activity reports with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. On September 29, 2022, FinCEN issued the final regulation implementing the amendments with respect to beneficial ownership.

*Prohibitions Against Tying Arrangements.* Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

*Climate-Related Regulation and Risk Management.* In recent years, the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

In October 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risks as an "emerging threat" to financial stability. In October 2023, the OCC, the FDIC and the FRB jointly finalized principles for climate-related financial risk management for banking organizations with more than $100 billion in total assets. Although these risk management principles do not apply to the Bank directly based upon our current size, the regulators have indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. As climate-related supervisory guidance is further formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

In addition, states in which we conduct business have taken, or are considering taking, similar actions on climate-related financial risks. For example, in July 2023, the Governor of Michigan signed four bipartisan bills, which streamline processes for solar energy in the state and expand the eligibility of properties and projects that can utilize Commercial Property Assessed Clean Energy financing for energy efficiency, clean energy and climate resiliency projects. Then, in October 2023, the Governor of California signed two climate-related disclosure bills into law. The Climate Corporate Data Accountability Act requires both public and private U.S. businesses with revenues greater than $1 billion doing business in California to report their emissions comprehensively, including scopes 1, 2, and 3, beginning in 2026 (for 2025 data) and also requires reporting companies to get third-party assurance of their reports. The Climate-Related Financial Risk Act mandates that U.S. businesses with annual revenues over $500 million operating in California to bi-annually disclose climate-related financial risks and their mitigation strategies to the public, beginning January 1, 2026. In November 2023, the Michigan legislature passed the Clean Energy Future package and the Clean Energy Jobs Act. Among other things, the Clean Energy Future package sets a 100% clean energy standard by 2040; requires all utilities to offer energy efficiency programs;

increases energy efficiency standards for both electric and natural gas utilities; allows for electrification and fuel switching in energy efficiency programs; deems solar facilities as a permitted uses for farmland under a development rights agreement under the state's Farmland and Open Space Preservation Act; and allows new considerations for climate, environmental justice and affordability by the Michigan Public Service Commission. The Clean Energy and Jobs Act creates the Office of Worker and Community Economic Transition, an office to protect workers and communities who have hosted fossil generation during the ongoing energy transition, and streamlines processes for deploying renewable energy projects. That same month, the comment period closed on the New York State Department of Environmental Conservation draft policy implementing the environmental justice provisions of the Climate Leadership and Community Protection Act, New York's blueprint to reduce greenhouse gas emissions. As proposed, the policy would require additional permit review procedures if the project is determined to likely affect a disadvantaged community. State-level legislative initiatives such as those mentioned above may require us to expend capital to conform to any requirements that apply to us.

In March 2024, the SEC adopted a rule requiring registrants, such as the Company, to disclose climate-related information (including, among other things, governance, strategy, risk management, climate-related goals and greenhouse gas emissions metrics) in their periodic reports. The new rules are extensive with multiple effective dates based on the registrant's filing status, with the first disclosures by the Company likely due with its Annual Report on Form 10-K for fiscal year 2026.

***Incentive Compensation Policies and Restrictions***. In July 2010, the federal banking agencies issued guidance on sound incentive compensation policies that applies to all banking organizations supervised by the agencies (thereby including both Sterling Bancorp and Sterling Bank). Pursuant to the guidance, to be consistent with safety and soundness principles, a banking organization's incentive compensation arrangements should: (1) provide employees with incentives that appropriately balance risk and reward; (2) be compatible with effective controls and risk management; and (3) be supported by strong corporate governance including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines for specified regulated entities, such as us, having at least $1 billion in total assets, to prohibit incentive-based payment arrangements that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. Pursuant to the SEC rule adopted in 2022 and the related Nasdaq listing rule approved by the SEC thereafter, we adopted an incentive-based compensation recovery (or "clawback") policy to recover incentive-based compensation from current or former executive officers in the event of material noncompliance with any financial reporting requirement under the securities laws. A copy of our clawback policy is attached as Exhibit 97.1 to this Annual Report on Form 10-K.

The FRB will review, as part of its standard, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Sterling Bancorp, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The scope and content of the federal banking agencies' policies on executive compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate our key employees.

**Other Regulations**

Interest and other charges collected or contracted for by Sterling Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves. Notably, the EGRRCPA exempted banks that originate fewer than 500 open-end and 500 closed-end mortgages from Home Mortgage Disclosure Act's expanded data disclosures;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act; governing disclosure of information about deposit accounts to customers;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Sterling Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as Check 21), which gives substitute checks, such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

**Federal Home Loan Bank System**

Sterling Bank is a member of the FHLB system, which consists of 11 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank is required to acquire and hold shares of capital stock in the FHLB of Indianapolis and was in compliance with this requirement at December 31, 2023. Based on redemption provisions of the FHLB of Indianapolis, the stock has no quoted market value and is carried at cost. The Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the FHLB of Indianapolis stock.

**Federal Reserve Bank System**

Sterling Bank is a member of its regional Federal Reserve Bank.  As a covered savings association, the Bank is required to acquire and hold shares of capital stock of the Federal Reserve Bank of Chicago and was in compliance with this requirement at December 31, 2023. Based on the redemption provisions of the Federal Reserve Bank of Chicago, the stock has no quoted market value and is carried at cost. The Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Reserve Bank of Chicago stock.

**Business Continuity Management**

The Company is required to implement and maintain business continuity and disaster recovery plans to ensure its resilience and continued operations in the event of significant business disruptions related to cybersecurity events, natural disasters and other potentially catastrophic events. Such plans are intended to be aligned with banking organizations' risk profiles and roles within the overall financial services sector. Plans must contain proactive measures to safeguard banking organizations' employees, customers and products and establish response procedures in the event of significant business disruptions. The Federal Financial Institution Examination Council (comprising the FRB, the FDIC, the OCC, the National Credit Union Administration and the CFPB) updated its business continuity planning guidance in response to the COVID-19 pandemic to include additional considerations related to pandemic planning. The guidance identifies actions beyond a traditional business continuity planning that should be taken to address certain unique challenges posed by pandemics. Specifically, a financial institution's planning should provide for, among other things; a preventative program (including monitoring of potential outbreaks, educating employees, providing appropriate hygiene training and tools, and coordinating with critical service providers); a documented strategy that provides for scaling the institution's pandemic efforts to be consistent with the effects of a particular stage of a pandemic outbreak; a comprehensive framework of facilities, systems, or procedures that provide the firm with the capability to continue critical operations during prolonged staff shortages; and a testing program to ensure that the planning practices and capabilities are effective and will allow critical operations to continue.

**Holding Company Regulation**

Sterling Bancorp is a unitary thrift holding company subject to regulation and supervision by the FRB. The FRB has enforcement authority over Sterling Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a risk to Sterling Bancorp.

As a unitary thrift holding company, Sterling Bancorp's activities are limited to those activities permissible by law for financial holding companies. A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity. Such activities include lending and other activities permitted for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended, insurance and underwriting equity securities.

Federal law prohibits a unitary thrift holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or unitary thrift holding company without prior written approval of the FRB, and from acquiring or retaining control of any depository institution. In evaluating applications by holding companies to acquire savings institutions, the FRB must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the DIF, the convenience and needs of the community and competitive factors. A unitary thrift holding company may not acquire a savings institution in another state and hold the target institution as a separate subsidiary unless it is a supervisory acquisition under Section 13(k) of the Federal Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

Notwithstanding Sterling Bancorp's status as a unitary thrift holding company, as a company that controls a depository institution that has elected to be treated as a covered savings association, Sterling Bancorp generally is treated as a bank holding company for regulatory purposes.

*Capital Requirements.* As a unitary thrift holding company, Sterling Bancorp is subject to consolidated regulatory capital requirements that are similar to those that apply to Sterling Bank. As discussed above, the Company and the Bank presently are subject to the minimum Tier 1 leverage ratio requirement established under the CBLR framework. See "—Federal Banking Regulation—Capital Requirements."

The Dodd-Frank Act extended the source of strength doctrine to unitary thrift holding companies. The FRB has promulgated regulations implementing the source of strength policy that require holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The FRB has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and unitary thrift holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. We are currently required to obtain the approval of the FRB prior to declaring any cash dividend on our capital stock or engaging in any repurchase of our common stock. We are also required to obtain the approval of the FRB prior to issuing any debt.

**Change in Control Regulations**

Under the Change in Bank Control Act, no person may acquire control of a unitary thrift holding company such as Sterling Bancorp unless the FRB has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a unitary thrift holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as in our case, the company has registered securities under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act").

In addition, federal regulations provide that no company may acquire control of a unitary thrift holding company without the prior approval of the FRB. Any company that acquires such control becomes subject to registration, examination and regulation by the FRB.

Under the Federal Reserve's regulations implementing the Bank Holding Company Act of 1956, as amended, and HOLA, control determinations are made according to a rules-based methodology. Presumptions of control generally are based on ownership of voting equity and total equity in a company, director representation and ability to elect directors, director and management interlocks, contractual rights to determine management or operational decisions, and business relationships. The regulations establish a general three-prong test for determining whether a company controls a bank or savings association. Pursuant to this test, a company controls another company if the first company, directly or indirectly or acting through one or more other persons, (i) owns, controls or has power to vote 25% or more of any class of voting securities of the second company, (ii) controls in any manner the election of a majority of the directors of the other company, or (iii) based on the facts and circumstances of the investment, directly or indirectly exercises a controlling influence over the management or policies of the other company.

The regulations also include rebuttable presumptions of control based on a tiered framework focused on equity ownership, business relationships, control over the election of directors, director and senior management interlocks, as well as business terms and contractual arrangements. In addition to the rebuttable presumptions under the tiered framework, the regulations establish other rebuttable presumptions of control and non-control focused on prior control relationships, management agreements, investment adviser arrangements, consolidation under generally accepted accounting principles, and equity ownership levels. As a general matter, the tiers will vary based on percentage of voting ownership with additional requirements to qualify for the rebuttable presumption at voting ownership levels of 5% or greater, 10% or greater, and 15% or greater.

Separately, the federal banking agencies have taken certain actions in response to the July 2021 Executive Order to review and propose modifications to the existing regulatory framework for bank merger transactions. On March 25, 2022, the FDIC issued a request for public comment on the effectiveness of the existing framework for evaluating bank merger and acquisition transactions under the Federal Deposit Insurance Act. On January 29, 2024, the OCC—after conducting its own review of bank merger policy and regulations—announced a proposed rule to amend the procedures and principles followed by the OCC when reviewing proposed national bank merger transactions under the Bank Merger Act. If adopted as proposed, the rule would eliminate existing regulatory procedures under the OCC's regulations providing for expedited review and streamlining of Bank Merger Act applications for acquiring institutions that meet certain minimum qualifications. Additionally, the proposed rule would codify an agency policy statement outlining general principles to be followed by the OCC staff when reviewing applications under the Bank Merger Act. Such principles would, among other things, establish indicators of proposed transactions that generally are consistent with regulatory approval, as well as those that raise supervisory or regulatory concerns and therefore would require applicants to address or remediate specific areas of concern in order to secure regulatory approval. Of note, any transaction whereby the resulting institution would have combined assets of $50 billion or more would not be generally consistent with regulatory approval, nor would any transaction for which the applicant has insufficient CRA or examination ratings, is the subject of an open or pending BSA/AML or fair lending enforcement action or has failed to comply with the terms of an existing enforcement action. In such cases, Bank Merger Act applications would be subject to additional scrutiny and are more likely to involve extended processing periods and/or result in denials of approval or regulatory requests to withdraw the application. The proposed rule is subject to a public comment period, and the timing and prospects for the adoption by the OCC of a final rule are not certain at this time. If the proposed rule is adopted as proposed, our ability to further grow through bank acquisitions may be adversely affected. Further, should we pursue future bank acquisitions, we expect the bank regulatory approval process to be prolonged and more costly than we have experienced in the past. For additional information, see "Item 1A. Risk Factors—Risks Related to Our Highly Regulated Industry."

## AVAILABLE INFORMATION

Our Internet address is www.sterlingbank.com. We will make available free of charge in the investor relations section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with (or furnished to) the SEC. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site, sec.gov, that includes filings of and information about issuers that file electronically with the SEC.

## ITEM 1A. RISK FACTORS

*We face a number of significant risks and uncertainties in connection with our operations. Our business and the results of our operations could be materially adversely affected by the factors described below. The risks described below are not the only risks facing our operations. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also could have a material adverse impact on our business and results of operations.*

### Risks Related to Our Strategy

*The successful implementation of a new strategic plan may be difficult, and we may not be able to fully execute a new strategic plan, which may adversely impact our business, results of operations, and financial condition.*

We have historically been a community bank with a thrift charter, offering deposit products and focusing on one- to four-family residential loans, commercial loans, commercial real estate loans, construction loans and commercial lines of credit. Over the past several years, we have resolved formal investigations of the Company by the OCC, DOJ and SEC related to a previous residential loan product referred to as the Advantage Loan Program. During 2023, we discontinued all residential lending following our elimination of the Advantage Loan Program several years earlier and after being informed in late 2022 by our third-party service provider to whom we outsourced our residential mortgage origination function of its intent to cease conducting business. Last year, we also made a formal election to be treated as a covered savings association, which allows us to construct a balance sheet without being subject to the QTL test that otherwise requires us to be significantly invested in mortgage-related assets. In addition, in 2023, the Bank distributed $90.0 million as a dividend to the Company to fund the redemption of the Company's 7% Fixed to Floating Subordinated Notes, due April 15, 2026 (the "Subordinated Notes") and the restitution payment due under the Plea Agreement. Although the Bank and the Company remain in compliance with all applicable regulatory capital requirements, these distributions reduced the Bank's excess capital, which otherwise could have supported future growth.

With the resolution in mid-2023 of the last of the government investigations that targeted the Bank and the Company, we commenced a full evaluation of our business and strategic alternatives. To that end, we engaged a consulting firm to help us develop a comprehensive strategic plan that we expect will include the incorporation of new banking products and services in light of our new status as a covered savings association as well as a financial advisor to assist with the exploration and evaluation of potential strategic alternatives. However, the economic volatility caused by fears of a recession and the prevailing high interest rate environment have made it difficult for us to project a viable growth plan. The creation of new banking products and services focused on the California market will be expensive to build out and challenging to recruit and retain appropriate additional personnel to pursue and support. Further, the Company would require access to capital markets that would allow the Company to efficiently raise capital to cover the significant expense of a new platform buildout without unreasonable dilution of the existing shareholder base. We believe that prevailing economic conditions and the lack of a robust capital market for community banks create significant limitations on pursuing a new strategic direction. Accordingly, the execution and implementation of any new strategic plan may be further delayed. If the execution and implementation of any new strategic option continues to be further delayed, the effect of the prevailing economic environment on our current strategy is likely to result in our balance sheet continuing to decline in size rather than growing along with limited profitability and the potential to incur net losses, all of which is likely to have an adverse effect on our business, results of operations and financial condition.

There are risks and uncertainties associated with the implementation and execution of a new strategic plan, including the investment of significant time, money and resources, the possibility that such strategic plan will ultimately be unprofitable, and the risk of additional liabilities associated with such strategic plan. In addition, we believe our ability to successfully execute on any new initiatives will depend in part on our ability to attract and retain talented individuals to help manage and grow these new operations. Our successful execution of any strategic plan will require satisfactory market conditions that will allow us to grow profitably. Furthermore, the existence of alternative strategies may not necessarily result in a more viable growth path for us or that the strategic alternative chosen will result in short-term growth, and any alternative strategies have their own respective risks. To the extent we are unable to successfully develop, implement, and execute a new strategic plan, or if we experience further delays in the planning and implementation process, our business, financial condition and results of operations may be adversely affected.

*The evaluation of strategic alternatives may not result in a strategic transaction, which may adversely impact our business, results of operations, and financial condition.*

As part of our board of directors' strategic planning process, we engaged a financial advisor to assist with the exploration and evaluation of potential strategic alternatives, which may include a sale of the Company, a merger or other business combination, a sale of all or a material portion of the Company's assets or a recapitalization. The current and future market for bank stocks and for bank combinations may not be conducive to engaging in a strategic transaction in the near-term. The current market for strategic transactions is challenging due to uncertainty over the economy and the impact of high interest rates on bank balance sheets. In addition, there are a number of significant proposed regulations from the federal banking agencies that may impact the market for bank combinations, including an expected update to the Bank Merger Guidelines promulgated by the agencies. Uncertainty as to the final result of these regulations along with the prevailing economic conditions may reduce the pool of strategic transaction partners for the Company. Even if we receive an acceptable proposal for a strategic transaction, there is no assurance that we can successfully negotiate a definitive agreement or obtain the requisite shareholder and regulatory approvals to proceed with such a transaction. Accordingly, we can provide no assurance that our process of evaluating strategic alternatives will result in a transaction or if a transaction is undertaken as to its terms or timing. Further, if we do not engage in a transaction with a strategic partner, our future success will depend on our ability to effectively develop, implement and execute a new strategic plan, which is likely to be expensive and require a capital infusion to cover the related costs and allow for future growth.

***The prolonged suspension of our residential loan origination function may adversely impact our business, results of operations and financial condition.***

Our termination of the Advantage Loan Program over four years ago eliminated the single largest source of loan originations for the Company and has yet to be replaced. Beginning in the second quarter of 2022, we outsourced our residential loan origination function to a third-party service provider, which provided community banks with an outsourced residential lending service for mortgage loan production. In November 2022, our vendor advised us of its intent to cease conducting business, and in early 2023, we discontinued originating residential loans.

While we have engaged a consulting firm to help us develop a comprehensive strategic plan that we expect will include the incorporation of new banking products and services in light of our status as a covered savings association, the implementation of any new loan products takes time and will be costly to implement. Such new products and services also may be subject to the prior review and approval of applicable bank regulatory authorities. In addition, repayments from our loan portfolio may need to continue to be invested in lower yielding assets or utilized to fund any net deposit withdrawals, thus further reducing the size of our balance sheet until new loan programs can commence. Accordingly, we expect that the discontinuance of all residential lending will continue to materially and adversely affect our business, results of operations and financial condition.

**Risks Related to the Economy and Financial Markets**

***As a business operating in the financial services industry, our business, financial condition and results of operations may be adversely affected in numerous and complex ways by weak economic conditions and fiscal and monetary policies and regulations of the federal government and the FRB.***

Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation or elevated inflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed or inflated prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity.

The current economic environment is characterized by uncertainty as to whether underlying economic indicators point to a recession and what the negative impacts of a recession may be. Economists are split, predicting either a "soft landing" or a recession in 2024, emphasizing and weighing underlying economic indicators differently. Such indicators include, among others, elevated (but easing) inflation, high interest rates as a result of significant rate increases that occurred from March 2022 to July 2023, the effect of a currently inverted U.S. Treasury yield curve, a tightening labor market, declining savings (specifically from the exhaustion of pandemic-related assistance), cooling wage growth and market volatility resulting from a variety of contributing factors, including certain geopolitical challenges and instability. The yield curve has been inverted (with shorter-term interest rates exceeding longer-term interest rates) since the second half of 2022, which tends to pressure the net interest margin of financial institutions like us because the duration of the interest-earning assets we typically enter (e.g., loans or debt securities) is generally longer than that of our interest-bearing liabilities (e.g., deposits). All of these indicators are detrimental to our business, and the interplay between them can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Further, we cannot predict for how long the U.S. Treasury yield curve will be inverted. If the U.S. Treasury yield curve remains inverted, our net interest margin could continue to further compress. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Notably, our net income and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the federal discount rate and changes in banks' reserve requirements against bank deposits. For more information regarding the FRB's increases of the target federal funds rate, see "—Risks Related to Interest Rates." These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. The FRB reduced the pace of its open market purchases during 2023, and the Federal Open Market Committee ("FOMC") paused the increases of the target range for the federal funds rate in September 2023 in light of easing inflation, tightening credit and moderating labor market conditions. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

The combination of the FOMC's pause in the increases to the target federal funds rate with the global instability has created uncertainty with respect to the risk of an economic recession. The financial markets responded positively to the pause in target federal funds rate increases in September 2023, with Treasury yields declining and federal funds futures rates suggesting a decrease in rates as early as the second quarter of 2024—all despite inflation easing below year-over-year levels, but still moderately elevated. On the other hand, recent global instability may adversely affect the economy and financial markets in numerous ways, including new supply chain disruptions (possibly leading to increased prices), volatility of commodity prices and resulting impacts to the financial markets. Further, economic indicators currently show that the growth of the U.S. gross domestic product slowed in the fourth quarter of 2023 and that the U.S. gross domestic product was currently projected to increase more slowly over the next two years. Together, these factors have caused forecasts to vary, and although fewer economists are projecting that the United States will enter into a recession in 2024 than a year ago, the risk of a recession remains due to the prolonged high interest rate environment and geopolitical instability. Any such economic downturn may adversely affect our asset quality, deposit levels, loan demand and results of operations.

In particular, we expect to face heightened credit risk in the event of a recession. Of note, because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral, which, in turn, can adversely affect the value of our loan and investment portfolios. The OCC recently reported that although residential real estate values have continued to rise in many markets, the rate of appreciation has slowed in recent quarters, and the potential for declining asset values could place pressure on certain borrower segments and loan vintages. Adverse economic developments—specifically including the impacts of the tightening labor market (and the resulting effect on wage growth), declining savings (particularly excess savings from pandemic-related assistance), higher interest rates and sticky inflation—may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. Moreover, while commercial real estate values have returned to pre-pandemic levels in certain markets, overall such values have declined 10% over the past twelve months. The outlook for commercial real estate remains dependent on the broader economic environment and, specifically, how major subsectors respond to a high interest rate environment, hybrid working arrangements and higher prices for commodities, goods and services. In each case, credit performance over the medium- and long-term is susceptible to economic and market forces, and therefore forecasts remain uncertain. Instability and uncertainty in the commercial and residential real estate markets, as well as in the broader commercial and retail credit markets, due to a recession could have a material adverse effect on our financial condition and results of operations.

*Macroeconomic and geopolitical challenges and uncertainties affecting the stability of regions and countries around the globe, particularly the Russian military invasion of Ukraine, could have a negative impact on our business, financial condition and results of operations.*

Our business and operations are also sensitive to global business and economic conditions. Accordingly, macroeconomic and geopolitical challenges, uncertainties and volatility occurring across the globe may have a negative impact on our business and results of operations. For instance, the military invasion of Ukraine by Russian forces has created instability in that region and has escalated tensions between Russia and the United States and across Europe. In response to the actions taken by Russia, the United States has imposed, and is likely to continue to impose, significant financial and economic sanctions and export controls against certain Russian organizations and individuals, with similar actions being taken by the European Union, the United Kingdom and other jurisdictions.

The actions taken by Russia in Ukraine, and any further measures that may be taken by the United States or its allies in response to such actions, have had and could continue to have certain negative impacts on global and regional financial markets and economic conditions. The United States has banned Russian imports of oil, natural gas and coal and other jurisdictions have taken, or are contemplating taking, similar actions. In addition, the attacks by Hamas on Israel in October 2023, Israel's response and the ensuing armed conflict in the Middle East are likely to continue impacting the global economy, including that of the United States. Skirmishes between Israel and militias in neighboring countries have also added to concerns of a widening conflict in the Middle East. In particular, oil prices have become increasingly volatile in the aftermath of the attacks on Israel, placing additional upward pressure on fuel and energy prices—which already were rising based on other factors including a return to pre-pandemic levels of consumption, insufficient global production to match increasing demand and the global response to Russia's invasion of Ukraine—and militia attacks against commercial ships in the Red Sea have caused shipping delays and other supply chain issues, including added costs for such imported goods. In addition, Ukraine's ability to function as a significant supplier of commodities—including wheat, neon and platinum—used in the production of key energy, food and industrial outputs has been limited by Russia's actions and has caused global prices in certain markets to fluctuate. The military invasion of Ukraine by Russian forces has been more protracted than expected and, as a result, global financial conditions were volatile throughout 2022 and 2023, and the escalation of armed conflict in the Middle East has amplified existing economic uncertainty experienced across the globe and could continue to have negative impacts on global and regional financial markets and economic conditions. For additional information, see "—Risks Related to Interest Rates."

In addition, economic trade and political tensions between the United States and China pose a risk to our business and customers. A substantial number of our customers have economic and cultural ties to China and are likely to feel the effects of adverse economic and political conditions in China, including the effects of rising inflation or slowing growth and volatility in the real estate and stock markets in China and other regions. United States and global economic and trade policies, military tensions and unfavorable global economic conditions may adversely impact the Chinese economy. As a result, we may experience a decrease in the demand for our financial products, a deterioration in the credit quality of the loans extended to customers affected by the foregoing circumstances, changes in loan repayment speeds or increased deposit outflows.

Each of the developments described above, or any combination of them, could adversely affect our business, financial condition and results of operations.

*Volatility in the banking sector, triggered by the failures of Silicon Valley Bank, Signature Bank and First Republic Bank, has resulted in agency rulemaking activities and changes in agency policies and priorities that could subject the Company and the Bank to enhanced government regulation and supervision.*

On March 10, 2023, Silicon Valley Bank ("SIVB") was closed by the California Department of Financial Protection and Innovation (the "CDFPI"). Two days later, on March 12, 2023, Signature Bank ("SBNY") also failed. Nearly two months later, on May 1, 2023, First Republic Bank ("FRC") was closed by the CDFPI. In each case, the FDIC was appointed as receiver. In the cases of SIVB and SBNY, the FDIC, together with the FRB and the U.S. Treasury Secretary, took action under applicable emergency systemic risk authority to fully protect the depositors of each bank as the institutions were wound down. SIVB and SBNY each had substantial business relationships with, and exposure to, entities within the innovation sector, including financial technology and digital asset companies, and had received an influx of deposits over the course of several years which coincided with the rapid growth of that sector. In recent periods, however, SIVB and SBNY each began to experience significant deposit losses. These losses increased rapidly in early March, ultimately causing each institution to fail. While FRC's business model was different in certain respects than those of SIVB and SBNY, FRC also experienced rapid growth. In the aftermath of the failures of SIVB and SBNY, FRC experienced significant deposit losses, which led ultimately to the failure of the institution.

Investor and customer confidence in the banking sector, particularly with regard to mid-size and larger regional banking organizations, waned in response to the failures of SIVB, SBNY and FRC. Notably, the Company's share price decreased by approximately 9% during March 2023, consistent with other regional banking organizations. According to data published by the FRB, deposits at domestic commercial banks decreased by approximately $280 billion between the end of February 2023 and the week ended March 29, 2023. The Bank's total deposits decreased by $32.2 million, or 2%, during the first quarter of 2023.

Congress and the federal banking agencies have reviewed, and continue to evaluate, the events leading to the failures of SIVB, SBNY and FRC to ascertain explanations for these developments and to identify potential corrective actions. Legislators and the leadership of the federal banking agencies have noted that inadequate prudential regulation of regional banking organizations (generally, institutions with less than $250 billion in total assets), insufficient supervision of such organizations, poor management and inadequate risk management practices—specifically with respect to interest rate and liquidity risks in consideration of each institution's business model—and substantial uninsured deposit liabilities contributed to the failures of these institutions.

Further evaluation of recent developments in the banking sector has led to governmental initiatives intended to prevent future bank failures and stem significant deposit outflows from the banking sector, including (i) agency rulemaking to modify and enhance relevant regulatory requirements, specifically with respect to liquidity risk management, deposit concentrations, capital adequacy, stress testing and contingency planning, and safe and sound banking practices; and (ii) enhancement of the agencies' supervision and examination policies and priorities. Notably, in July 2023, the federal banking agencies issued a notice of proposed rulemaking that would substantially revise the regulatory capital framework for banking organizations with total assets of $100 billion or more and banking organizations with significant trading activity. Among other things, the proposed rule would require all banking organizations with over $100 billion in assets to include in regulatory capital unrecognized gains and losses on available for sale debt securities in accumulated other comprehensive income. In addition, banking organizations with over $100 billion in assets would be subject to the supplementary leverage ratio and countercyclical capital buffer. The proposed rule, if adopted as proposed, would not apply to the Bank directly based on the Bank's current asset size. The federal banking agencies may also re-evaluate applicable liquidity risk management standards, such as by reconsidering the mix of assets that are deemed to be high-quality liquid assets and/or how high-quality liquid assets holdings and cash inflows and outflows are tabulated and weighted for liquidity management purposes. Examiners at the federal banking agencies generally have increased their focus on levels of uninsured deposits, liquidity and contingency funding plans.

Although we cannot predict with certainty which proposed rules will be adopted or if other initiatives may be pursued by lawmakers and agency leadership, nor can we predict the terms and scope of any such initiatives, including whether community banks such as the Bank would be impacted, any of the proposed or potential changes referenced above could, among other things, subject us to additional costs, limit the types of financial services and products we may offer, and limit our future growth, any of which could materially and adversely affect our business, results of operations or financial condition.

***Our customer activity is affected by changes in the state of the general economy and the financial markets, a slowdown or downturn of which could adversely affect demand for our loan services and our results of operations.***

Our customer activity is intrinsically linked to the health of the economy generally and of the financial markets specifically. In addition to the economic factors discussed above, a downturn in the real estate or commercial markets generally, which might occur as a result of, among other things, an increase in unemployment, a decrease in real estate values, declining savings or a slowdown in housing demand, could cause our customers and potential customers to exit the market for real estate or commercial loans. As a result, we believe that fluctuations, disruptions, instability or downturns in the general economy and the financial markets could disproportionately affect demand for our residential and commercial loan products. If such conditions occur and persist, our business and financial results, including our liquidity and our ability to fulfill our debt obligations, could be materially adversely affected.

***Fiscal challenges facing the U.S. government could negatively impact financial markets which, in turn, could have an adverse effect on our financial position or results of operations.***

Recent federal budget deficit concerns and political conflict over legislation to raise the U.S. government's debt limit of $31.4 trillion have increased the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. The U.S. Department of Treasury projected that the U.S. government's debt limit of $31.4 trillion would be reached in January 2023 and advised Congress that the U.S. Department of Treasury would need to take extraordinary measures to prevent default if such limit was reached; since then, the U.S. Department of Treasury has implemented a debt issuance suspension and curtailed its investment in certain governmental funds in response to the lack of legislation enacted to raise the U.S. government's debt limit. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2011, Standard & Poor's lowered its long-term sovereign credit rating on the United States from AAA to AA+. A further downgrade, or a similar downgrade by other rating agencies, in response to current political dynamics, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide.

**Risks Related to Credit**

***Changes in economic conditions, including continued inflation and the possibility of a recession, could cause an increase in delinquencies and nonperforming assets, including loan charge offs, which could depress our net income and growth.***

Our loan portfolio includes primarily secured real estate loans, demand for which may decrease and delinquencies of which may increase during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values, an increase in interest rates and a slowdown in housing. Significant ongoing financial risk continues to affect economic conditions in the United States as a whole and in the markets that we serve, including the risk of a recession. As a result of the economic uncertainty and should the economy worsen, we could experience higher delinquencies and loan charge offs, as well as increases in nonaccrual loans and loan modifications, which would reduce our net income and adversely affect our financial condition. In addition, a decline in real estate values as a result of adverse developments in the markets we serve could reduce the value of the real estate collateral securing our real estate loans, which could cause some of our real estate loans to be inadequately collateralized or affect our ability to sell such collateral upon foreclosure without a loss or additional losses. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our net income and adversely affect our financial condition.

***Our concentration in residential real estate loans exposes us to risks.***

At December 31, 2023 and 2022, one-to-four family residential real estate loans amounted to $1.1 billion and $1.4 billion, or 80% and 84%, respectively, of our total gross loans. Our nonperforming residential real estate loans decreased from $35.6 million at December 31, 2022 to $9.0 million at December 31, 2023. Residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. For example, in our residential lending markets in California, the current unemployment rate is higher than the national average. If borrowers are unable to meet their loan repayment obligations, our results of operations would be materially and adversely affected. In addition, a decline in residential real estate values as a result of an economic downturn in the markets we serve would reduce the value of the real estate collateral securing these types of loans. Such declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a risk of loss if we sought to recover on defaulted loans by selling the real estate collateral.

*Our commercial real estate loans are subject to credit risks, including changes in operating cash flows from the underlying properties or businesses, that may adversely impact our results of operations and financial condition.*

At December 31, 2023, our commercial real estate loans totaled $237.0 million, or 18% of our total gross loans. Commercial real estate loans generally have more risk than residential real estate loans and generally have a larger average size compared to other types of loans, so losses incurred on a small number of commercial loans could have a disproportionate and material adverse impact on our financial condition and results of operations. The repayment of commercial real estate loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy because it is dependent on the successful operation or development of the property or business involved. In addition, the collateral for commercial real estate loans is generally less readily marketable than for residential real estate loans, and its value may be more difficult to determine. A primary repayment risk for commercial real estate loans is the interruption or discontinuation of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations, vacancies or other events not under the control of the borrower. Adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Commercial real estate markets have been facing downward pressure since 2022 due in large part to higher interest rates, declining property values and a slowed transaction market. Accordingly, the federal banking agencies, including the OCC, have expressed concerns over weaknesses in the current commercial real estate market and have applied increased scrutiny to institutions with commercial real estate loan portfolios that are growing quickly or are large relative to an institution's total capital. To address supervisory expectations regarding financial institutions' handling of commercial real estate borrowers experiencing financial difficulties, in June 2023, the federal banking agencies issued an interagency policy statement addressing prudent commercial real estate loan accommodations, changes in accounting principles, and revisions and additions to commercial real estate loan workouts. Our failure to implement adequate risk management controls for commercial real estate credit underwriting and servicing, as well as related accounting processes, could adversely affect our business in this area.

*A substantial majority of our loans and operations are in California, and therefore our business is particularly vulnerable to a downturn in the local economies in which we operate.*

Unlike larger financial institutions that are more geographically diversified, a large portion of our business is concentrated primarily in the state of California, specifically in the San Francisco and Los Angeles metropolitan areas. As of December 31, 2023, approximately 80% of our loan portfolio was based in California with concentrations in the San Francisco and Los Angeles metropolitan areas of 56% and 24%, respectively. If the local California economies, and particularly local real estate markets, decline, the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. Similarly, catastrophic natural events such as earthquakes or wildfires could have a disproportionate effect on our financial condition. More, an ongoing financial slowdown within the technology industry may pose unique financial hardships to the San Francisco Bay Area due to industry concentration in the region, thus impacting the overall regional economy. As a result of this lack of geographic diversification in our loan portfolio, a downturn in the local economies generally and in real estate markets specifically could significantly reduce our profitability and growth and have a material adverse effect on our results of operations and financial condition.

*Our allowance for credit losses may not be sufficient to cover losses in our loan portfolio, and any resulting increase in our allowance for credit losses or loan charge offs could decrease our net income.*

As of January 1, 2023, we adopted the current expected credit loss model for accounting for the estimate of credit losses related to financial assets measured at amortized cost, including loan receivables and other contracts, such as off-balance sheet credit exposure, specifically, loan commitments and standby letters of credit, financial guarantees and other similar instruments. Under the current expected credit loss model, the allowance for credit losses is established based upon our current estimate of expected lifetime credit losses, for which we use relevant available information related to past events, current conditions and reasonable and supportable forecasts. In determining the total allowance for credit losses, we calculate the quantitative portion of the allowance for credit losses using the Probability of Default/Probability of Attrition model, which is a logistic regression model, and add the qualitative adjustments to the model results along with the results from any individual loan assessments.

The determination of the appropriate level of allowance for credit losses is subject to various assumptions and judgments and requires us to make significant estimates of current credit risks and the collectability of loans, the value of real estate and other assets serving as collateral for the repayment of loans and future trends, all of which are subject to material changes. If our assumptions and estimates prove to be incorrect, the allowance for credit losses may not cover current expected credit losses in the loan portfolio at the date of the financial statements. Significant increases to the allowance for credit losses would materially decrease net income. Nonperforming loans may increase, and nonperforming or delinquent loans may adversely affect future performance. In addition, federal regulators periodically review the allowance for credit losses and may require an increase in the allowance for credit losses or the recognition of further loan charge offs. Any significant increase in our allowance for credit losses or loan charge offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

**Risks Related to Interest Rates**

*Future changes in interest rates could reduce our net interest income and otherwise negatively impact our financial condition and results of operations.*

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our net income and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest earning assets and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, which makes up a majority of our income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

To help address the impact of the COVID-19 pandemic on the economy and financial markets, in March 2020 the FOMC reduced the benchmark federal funds rate to a target range of 0% – 0.25%, and the yields on 10- and 30-year Treasury notes declined to historic lows. However, in light of elevated inflation, a strong labor market and supply chain disruptions at the time, the FOMC significantly increased the target range for the federal funds rate from 0.00% – 0.25% to 5.25% – 5.50% over the period from March 2022 to July 2023, as the FOMC believed such increases in the target range would be appropriate to return target inflation to 2% over time. The FOMC has since paused increases to the target federal funds rate.

Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest earning assets in a period, an increase in interest rates could reduce net interest income or adversely affect our overall balance sheet mix or liquidity. Similarly, rising interest rates could also reduce the demand for certain loans or cause certain borrowers to repay loans slower. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and mortgage-backed securities as borrowers refinance their debt to reduce their borrowing costs, a decrease in demand for our deposit products resulting in withdrawals of deposits from the Bank or a combination of the foregoing that may result in a further decrease of our balance sheet. To limit the extent of deposit withdrawals and maintain liquidity in a declining rate environment, we may need to maintain deposit rates at levels higher than the prevailing market rates, thus adversely impacting our net interest income. A decrease in interest rates can also create reinvestment risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities and repricing risk that our loans and debt securities may reprice at a faster pace than we may be able to reprice our deposits without significantly affecting the demand for our deposit products. Furthermore, an inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can reduce our net interest margin and create financial risk for financial institutions like us. Also impacting our net interest income and net interest rate spread is the level of prepayment activity on our mortgage-related assets. Mortgage prepayment rates will vary due to a number of factors, including the regional economy where the mortgage loan or the underlying mortgages of the mortgage-backed security were originated, seasonal factors, demographic variables, prevailing market interest rates, related mortgage refinancing opportunities and competition. Generally, the level of prepayment activity directly affects the yield earned on those assets, as the payments received on the interest-earning assets will be reinvested at the prevailing market interest rate. In a high interest rate environment, prepayment rates tend to decrease and, therefore, the yield earned on our existing mortgage-related assets may remain constant or increase; however, were interest rates to fall, prepayments could increase, which could decrease the yield earned on our mortgage-related assets. This could adversely affect our net interest margin and, therefore, our net interest income.

The interest we earn on our assets is primarily from our residential real estate loans, which comprises 80% of our total gross loans at December 31, 2023 and 56% of the interest earned from all of our interest-earning assets for the year ended December 31, 2023. At December 31, 2023, 98% of our residential real estate loan portfolio and 92% of our total loan portfolio were adjustable-rate loans. To that end, 67% of our adjustable-rate residential real estate loans' repricing dates are currently scheduled to occur within the next 12 months, 27% after 12 months and up to 60 months, and 6% thereafter. That is, in addition to the risk that the demand for residential mortgage loans may be greater than the demand for our deposit products in an environment where interest rates are falling, our existing loan portfolio may reprice into the prevailing lower market rates.

Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, demand for loans and deposits, and our overall results. We expect the operating environment to remain very challenging as the FRB continues to focus their efforts on the economy. We cannot predict future FRB actions or other factors that may cause interest rates to change. If we were to experience a decreasing interest rate environment where our cost of funds decreased slower than the yields on our loan portfolio, it may adversely affect our net interest income, net interest spread and net interest margin, and may cause us to change our operating leverage model or portfolio mix to compensate. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, geopolitical conflicts and instability in domestic and foreign financial markets. Such changes in interest rates could materially and adversely affect our results of operations and overall profitability.

***An accelerated decrease in interest rates could reduce our net interest income and otherwise negatively impact our financial condition and results of operations.***

Over the period from March 2022 to July 2023, the FOMC significantly increased the target federal funds rate from a range of 0.00% – 0.25% to 5.25% – 5.50%. At the FOMC's September 2023 meeting, the FOMC paused its increases to the target federal funds range, citing a tightening labor market, low unemployment rate, and easing (but still elevated) inflation. The FOMC has signaled that it remains highly attentive to inflation, which remains above its target rate, and that it will take into account any lags with which its monetary policy affects economic activity and inflation. However, there remains uncertainty among economists with respect to the risk of an economic recession. Accordingly, in response to the pause in target federal funds rate increases in September 2023, Treasury yields have declined, with federal funds futures rates suggesting a decrease in rates as early as the second quarter of 2024.

Our balance sheet is currently in an asset-sensitive position. In the event of a significant decrease of the target federal funds rate by the FOMC in response to improved inflation outlook, particularly if at a similar pace at which the FOMC raised the target federal funds rate in 2022 and 2023, we may not be able to lower our deposit rates at a similar pace in order to avoid significant deposit withdrawals as customers seek the highest yield possible for their funds. A significant, rapid decrease in interest rates could affect (i) the demand of our deposit products; (ii) our liquidity position if our depositors were to withdraw their funds; (iii) the expected yield of our loan portfolio and debt securities; (iv) the average duration of our loan portfolio and debt securities; (v) the fair value of our financial assets and liabilities; and (vi) our balance sheet mix and composition. In addition, the lack of robust loan originations will inhibit our ability to reinvest loan prepayments that occur as interest rates decline in interest earning assets at the higher end of the yield curve, thus either narrowing our interest rate spread and net interest margin or resulting in further significant decline in the size of our balance sheet. As a result, interest income may decline much more quickly in response to market rate declines than our interest expense, which would reduce our net interest income and adversely impact our financial condition and results of operations.

**Risks Related to Liquidity**

*A lack of liquidity could adversely affect our financial condition and results of operations and result in regulatory limits being placed on the Company.*

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our investment securities to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of deposits such as money market funds, we will lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Moreover, depending on the capitalization and regulatory treatment of depository institutions, including whether an institution is subject to a supervisory prompt corrective action directive, certain additional regulatory restrictions and prohibitions may apply, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. In the event such restrictions on interest rates paid on deposits become applicable to us, we may need to reduce our interest rates paid on a segment of our deposits, which could result in deposit withdrawals. In addition, as of December 31, 2023, approximately 22% of our total deposits are not FDIC-insured, and a significant portion of those deposits could be withdrawn in the event of volatile economic conditions. Significant deposit withdrawals could materially reduce our liquidity, and, in such an event, we may be required to replace such deposits with higher cost borrowings.

Other primary sources of funds consist of cash flows from operations, from the repayment of loans and from the maturities and principal receipts of investment securities. Additional liquidity is provided by our ability to borrow from the FHLB of Indianapolis or our ability to sell portions of our loan portfolio. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the ability to sell mortgage portfolios as a result of a downturn in our markets or by one or more adverse regulatory actions against us. A lack of liquidity could also attract increased regulatory scrutiny and potential restraints imposed on us by regulators.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

*We are currently disqualified from the small offering and private placement safe harbor exemptions otherwise available under the federal securities laws, which may adversely affect our ability to offer or sell our securities and raise capital in an efficient manner.*

As a result of the guilty plea and criminal conviction pursuant to our Plea Agreement with the DOJ, we fall within the "bad actor" disqualification provisions of Regulation A and Regulation D under the Securities Act. These provisions prohibit an issuer from offering or selling securities in a private placement in reliance on Regulation A for certain small offerings and Regulation D for certain private placement transactions for a period of up to ten years under certain circumstances if, among other things, the issuer has been convicted of any felony or misdemeanor, or other "disqualifying event" under the rule. The SEC or the court may waive such disqualification upon a showing of good cause that disqualification is not necessary under the circumstances for which the safe harbor exemptions are being denied. Absent a waiver, we will be restricted in our ability to raise capital in a private placement in reliance on Regulation A or Regulation D, although we would remain eligible as an SEC registrant to access the equity capital markets through an SEC-registered offering or through another exemption from the registration requirements. We have submitted to the SEC a waiver request from the "bad actor" disqualifications. There is no assurance that the SEC will grant this request. If the SEC were to deny our waiver request, we will be limited in our ability to raise capital through a private placement under Regulation A or Regulation D. The application of the "bad actor" disqualifications to us could make capital raising more costly or inhibit our ability to raise capital. Reduced or more costly access to capital could inhibit our ability to pursue certain strategic alternatives for adding new products and services and potentially grow our balance sheet. Reduced or more costly access to capital is particularly critical to our ability to pursue certain strategic alternatives because the Bank reduced its excess capital when it distributed $90.0 million as a dividend to the Company in 2023 to fund the redemption of the Subordinated Notes and the restitution payment due under the Plea Agreement, both of which reduced the Bank's excess capital and which otherwise could have supported future growth. Reduced access to capital also could adversely impact our ability to comply with regulatory capital requirements in the event of adverse economic circumstances in which we were to incur financial losses. Therefore, the failure to obtain a waiver of the "bad actor" disqualification could have an adverse impact on our business, financial condition and results of operations.

***We rely on external financing to fund our operations, and the failure to obtain such financing on favorable terms, or at all, in the future could materially and adversely impact our growth strategy and prospects.***

We rely in part on advances from the FHLB and brokered deposits to fund our operations. Although we consider such sources of funds adequate for our current needs, we may need to issue additional debt or equity in the future to (i) restore capital that has been depleted due to adverse results from and costs to defend government investigations and litigation, (ii) restore capital that may be depleted in the future due to other risks identified herein, and (iii) fund future growth. The sale of equity or equity-related securities in the future may be dilutive to our shareholders, and debt financing arrangements may require us to pledge some of our assets and enter into various affirmative and negative covenants, including limitations on operational activities and financing alternatives. Future financing sources, if sought, might be unavailable to us or, if available, could be on terms unfavorable to us and may require regulatory approval. In addition, we currently are required to obtain the prior approval of the FRB in order for the Company to issue any new debt. If financing sources are unavailable or are not available on favorable terms or we are unable to obtain regulatory approval, our capital base, growth strategy and future prospects could be materially and adversely impacted.

***If the market for the sale of our mortgage loans to the secondary market were to significantly contract, or if purchasers were to lose confidence in the quality of our loans, our net income would be negatively affected and our ability to manage our balance sheet would be materially and adversely affected.***

From time to time, we manage our liquidity and balance sheet risk by selling loans in our mortgage portfolio into the secondary market. If the market for our mortgages were to contract or our counterparties were to lose confidence in our asset quality, we would lose a key piece of our liquidity strategy and would need to find alternative means to manage our liquidity that may be less effective. In addition, in connection with residential mortgages packaged for sale in the secondary market, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. To avoid the uncertainty of audits and inquiries by third-party investors in Advantage Loan Program loans sold to the secondary market, beginning at the end of the second quarter of 2020, we commenced making offers to each of those investors to repurchase 100% of our previously sold Advantage Loan Program loans. As of December 31, 2023, we had repurchased such loans with an aggregate unpaid principal balance of $309.1 million and had outstanding commitments to repurchase an additional $16.9 million through July 2025. At December 31, 2023, the unpaid principal balance of residential mortgage loans sold under the Advantage Loan Program that were subject to potential repurchase obligations for breach of representations and warranties totaled $33.0 million. If we experience loan repurchase demands in excess of what we have anticipated, our liquidity, capital ratios and financial condition may be materially and adversely affected.

*The proportion of our deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk in times of financial distress.*

A significant factor in the failures of SIVB, SBNY and FRC appears to have been the proportion of the deposits held by each institution that exceeded FDIC insurance limits. In response to the failures of SIVB, SBNY and FRC, many large depositors across the industry have withdrawn deposits in excess of applicable deposit insurance limits and deposited these funds in other financial institutions and, in many instances, moved these funds into money market mutual funds or other similar securities accounts in an effort to diversify the risk of further bank failure(s).

Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, customers with larger uninsured deposit account balances often are small- and mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits.

As of December 31, 2023, approximately 22% of our total deposits of $2.0 billion were not insured by the FDIC. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present, and our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits, and this spread may be exacerbated by higher prevailing interest rates.

In addition, because the fair value of our available for sale investment securities decreases when interest rates increase, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. At December 31, 2023, our accumulated other comprehensive loss related to unrealized net losses on investment securities was $15.2 million, which currently does not impact our regulatory capital ratios. However, should we sell all or a material portion of our investment securities portfolio to increase liquidity in the face of depositor withdrawals in the current interest rate environment, we may recognize significant losses that would, in turn, reduce our regulatory capital position. Under such circumstances, we may access funding from sources such as the FRB's discount window to manage our liquidity risk and mitigate the risk to our regulatory capital position.

The occurrence of any of these events could materially and adversely affect our business, results of operations or financial condition.

**Risks Related to the Advantage Loan Program**

*Our guilty plea and criminal conviction pursuant to the Plea Agreement may harm our reputation, harm our ability to engage with certain third parties and disqualify us from certain safe harbor exemptions from offering or selling our securities, and the failure to comply with the terms of the Plea Agreement may subject us to further prosecution.*

In July 2023, the Company was convicted of one count of securities fraud primarily relating to disclosures with respect to the Advantage Loan Program contained in the Company's 2017 Registration Statement for its initial public offering and its immediately following Annual Reports on Form 10-K filed in March 2018 and March 2019, all in accordance with the Plea Agreement entered into earlier in the year. In addition to the reputational risk and the negative publicity we have already received regarding the Advantage Loan Program, our criminal conviction pursuant to the Plea Agreement may cause further damage to our reputation in the communities we serve. Further, our criminal conviction pursuant to the Plea Agreement may cause third parties, including certain quasi-governmental agencies or exchanges, to elect to cease doing business with us, where they have the discretion to do such. Any such damage to our reputation and our ability to conduct business with third parties could materially adversely affect our business, results of operations and financial condition.

In addition, as a result of the guilty plea and criminal conviction pursuant to our Plea Agreement with the DOJ, we fall within the "bad actor" disqualification provisions of Regulation A and Regulation D under the Securities Act, which prohibit an issuer from offering or selling securities in a private placement that rely on such exemptions. See "—Risks Related to Liquidity" for further detail. Furthermore, if the Company were to breach the Plea Agreement, the Company would be subject to prosecution for any known or newly discovered criminal violations, including additional charges. In such an event, our ability to develop or introduce new loan products would once again be curtailed and become uncertain, which would have an adverse impact on our business and results of operations.

***We continue to incur costs in connection with our ongoing cooperation with government investigations of certain individuals involved with the now-terminated Advantage Loan Program, including claims from individuals for advancement of expenses and indemnification for which our D&O Insurance covering such matters has recently been exhausted.***

The Company and the Bank were previously under investigations by the DOJ and the OCC focused on the Bank's now-terminated Advantage Loan Program and related issues. Although the investigations targeting the Company and the Bank have been finally resolved, the DOJ and the OCC continue to investigate certain individuals involved with the now-terminated Advantage Loan Program. The Company and the Bank continue to fully cooperate with these government investigations. This cooperation typically takes the form of production of documents and interviews of current and former employees and directors. Other government agencies also may request information or conduct investigations into the Advantage Loan Program and related matters. As we continue to cooperate with these investigations, we may incur costs and/or expenses as a result of our cooperation with any such investigations. In addition, management's time and resources may be diverted to address requests made by the DOJ or the OCC in connection with such investigations.

In addition, as these matters have proceeded or concluded, as applicable, over the past three years, we have received claims from current and former directors, officers and employees, as well as from our controlling shareholder, Scott J. Seligman, for the advancement or reimbursement of legal fees under applicable provisions of the Company's and the Bank's respective charters and bylaws, as well as pursuant to applicable law. In some instances, we have determined that advancement and indemnification is not consistent with applicable law and have denied those requests. The officers and directors that we have not deemed eligible for advancement and indemnification may commence legal action against us seeking such advancement and indemnification, and several have threatened to do so. Should such actions commence, there is no assurance that we would be successful in any defense thereof, and such actions, if ultimately successful, may have a material adverse impact on our financial condition and results of operations.

Furthermore, our D&O Insurance is exhausted, with our final payment received in December 2023. However, to the extent the government investigations with respect to individuals continue and involve the cooperation of individuals entitled to advancement and indemnification, we are likely to continue to receive and pay such claims in accordance with our legal obligations but for which we no longer have insurance. However, to the extent we deny claims for advancement or reimbursement in accordance with applicable law, individuals may be able to directly access additional insurance policies available only to the individuals and not the Company. We cannot predict how long these government investigations may continue or project the amount of claims for advancement or reimbursement of legal fees we may receive. Because our D&O Insurance is now exhausted, to the extent we are not permitted to deny advancement or reimbursement or otherwise elect to advance or reimburse individuals, we must pay these expenses as they are incurred. Thus, the prolonged continuation of governmental investigations into certain individuals is expected to have a material adverse impact on our financial condition and results of operations.

***We are involved in litigation against the Company's controlling shareholder, Scott J. Seligman, and related family trusts.***

In October 2022, the Company and the Bank commenced an action against the Bank's controlling shareholder, Scott J. Seligman, alleging a breach of fiduciary duties to the Company and the Bank by using his position to develop and direct the now-terminated Advantage Loan Program to advance his own interests and unjustly enrich himself at the expense of the Company, the Bank, and the Company's minority shareholders. Mr. Seligman retaliated by commencing an action against the Company in November 2022, which he voluntarily withdrew in

January 2023 without prejudice, meaning he may bring such action at a later date, a direct action or counterclaim in the current action by the Company. Mr. Seligman has filed a motion to dismiss the Company's action in which he threatens possible counterclaims. Accordingly, should Mr. Seligman commence litigation against the Company or proceed with counterclaims, we may incur additional significant legal fees in connection with such matter. In addition, there is no assurance that we would be successful in pursuing our claims against Mr. Seligman or that we will be successful in the defense of any claims by Mr. Seligman.

**Risks Related to Our Highly Regulated Industry**

***Our business is limited by the highly regulated environment in which we operate and could be adversely affected by the extensive laws and regulations that govern our activities, operations, corporate governance and accounting principles, or changes in any of them.***

As a unitary thrift holding company, we are subject to extensive examination, supervision and comprehensive regulation by various federal agencies that govern almost all aspects of our operations. These laws and regulations, among other things, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the United States. Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could materially adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

***The Dodd-Frank Act may continue to affect our business, governance structure, financial condition or results of operations.***

The Dodd-Frank Act, among other things, imposed new capital requirements on thrift holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act also established the CFPB as an independent entity within the FRB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Company. The Dodd-Frank Act has had and may continue to have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

***The CFPB has adopted strict enforcement policies in respect of the fair lending laws and the prohibition against unfair, deceptive and abusive acts and practices.***

The CFPB has broad rulemaking authority to administer the provisions of the Dodd-Frank Act regarding financial institutions that offer covered financial products and services to consumers. The CFPB was directed under the Dodd-Frank Act to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service.

Under the current Administration and leadership of the agency, the CFPB has pursued a more aggressive enforcement policy with respect to a range of regulatory compliance matters. Of note, the Director of the CFPB has indicated that the CFPB will prioritize enforcement of the Equal Credit Opportunity Act, as implemented by the

CFPB's Regulation B, which prohibits discrimination in any aspect of a credit transaction. To that end, in March 2022, the CFPB revised its Supervision and Examination Manual to explicitly incorporate anti-discrimination considerations in respect of evaluations of potential unfair, deceptive or abusive acts and practices. Although the Supervision and Examination Manual is not applicable to the Bank due to its asset size, the CFPB's action represents not only a continuation of the agency's commitment to a more aggressive enforcement approach, but also a shift in supervision and examination policy and procedure that may result in the commencement of enforcement actions against financial institutions involving a broader range of cited violations of the federal consumer financial laws and expanded allegations of unfair, deceptive, or abusive acts and practices. In addition, the CFPB—with the support of the current Presidential Administration—launched an initiative to scrutinize so-called consumer "junk fees." In 2023, the CFPB brought enforcement actions against a number of financial institutions for overdraft practices that the CFPB alleged to be unlawful and ordered such institutions to pay consumer restitution and civil money penalties. In these cases, the CFPB found that institutions systematically and repeatedly charged fees to customers within insufficient funds in their accounts, imposed overdraft fees without adequate disclosures, charged overdraft fees without proper consent and misled customers about the terms and cost of overdraft coverage. Also, as part of this effort, the CFPB has taken action to constrain "pay-to-pay" fees, announced a rulemaking proceeding on credit card late fees and issued guidance to banks on how to avoid charging unlawful overdraft and depositor fees. The CFPB expects to commence a rulemaking addressing overdraft fee practices in the coming months.

There is likely no immediate impact arising from this shift in enforcement policy and regulatory guidance from the CFPB because the Bank has suspended the origination of residential loans. However, should the Bank recommence residential lending, the CFPB's policies and guidance would likely increase the Bank's compliance costs or result in additional compliance risk.

### We are subject to stringent capital requirements.

We are subject to the regulatory capital rules implemented by the U.S. federal banking agencies in accordance with Basel III regulatory capital reforms and the Dodd-Frank Act. The regulatory capital rules are generally applicable to all U.S. banks as well as to unitary thrift holding companies with assets over $1 billion, such as the Company. The regulatory capital rules establish minimum regulatory capital ratios, including a common equity Tier 1 capital ratio, and require maintenance of a capital conservation buffer. The rules prescribe criteria that capital instruments must meet in order to be considered additional Tier 1 and Tier 2 capital for the purposes of the above requirements.

In order to be a well capitalized depository institution under the regulatory capital rules, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. Further, qualifying community banking organizations may elect to utilize the CBLR framework, which provides a simplified measure of capital adequacy. In order to qualify for the CBLR framework, a community banking organization must have (i) a Tier 1 leverage ratio of greater than 9.0%, (ii) less than $10 billion in total consolidated assets, and (iii) limited amounts of off-balance-sheet exposure and trading assets and liabilities. The Company and the Bank have each elected to comply with the CBLR framework, effective as of January 1, 2023. Although we have benefitted from this election in terms of our ability to add a variety of assets to our consolidated balance sheet without the need to evaluate the highly complicated regulatory risk weight weighting system, our election may require us to maintain an overall higher capital base, potentially limiting our future total growth opportunities.

The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could materially adversely affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition, generally.

*We face risks related to the adoption of future legislation and potential changes in federal regulatory agency policies and priorities.*

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Congressional oversight has been and likely will continue to be prominent in Congress. Congressional committees with jurisdiction over the financial services sector have pursued oversight in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other ESG matters, improving competition in the banking sector and increasing oversight of bank mergers and acquisitions and establishing a regulatory framework for digital assets. We believe the prospects for the enactment of major banking reform legislation under the current Congress are unlikely at this time. However, the federal banking agencies continue to pursue a full rulemaking agenda, which was enhanced following the bank failures in the first half of 2023. These initiatives have included enhanced capital regulations for the largest banking organizations and enhanced risk management and resolution planning requirements for mid-size and regional banking organizations. It is not yet known whether or to what extent community banks will be impacted by much of this rulemaking.

*We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.*

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CRA requires the OCC, in connection with its examination of a federally chartered savings association, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. All institutions insured by the FDIC must publicly disclose their rating. As discussed in "Item 1. Business — Supervision and Regulation — Federal Banking Regulation — CRA and Fair Lending Laws," in October 2023, the federal banking agencies issued a joint final rule to revise the regulations implementing CRA. The Bank is considered a "large bank" under the final rule and therefore will be evaluated under new lending, retail services and products, community development financing and community development services tests in respect of our compliance with the statute and rule. The final rule also imposes certain data reporting requirements that will apply to the Bank. As we prepare for implementation of the final rule, we expect to incur increased compliance costs, and we may be exposed to compliance-related risks after the final rule has been implemented in full.

The fair lending laws prohibit discrimination in the provision of banking services on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. The enforcement of these laws has been an increasing focus for the CFPB, the Department of Housing and Urban Development and other regulators. Under the fair lending laws, we may be liable if our policies result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers and may also be subject to investigation by the DOJ. A successful challenge to our institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge our performance under fair lending laws in private class action litigation.

*Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.*

The FRB and the OCC periodically examine our business operations, including our sales practices, supervisory procedures and internal controls, recordkeeping practices and financial position, to determine our compliance with applicable laws and regulations and to protect the solvency and safety and soundness of our organization. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, interest rate risk and liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include, among others, the power to enjoin unsafe or unsound practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

### *The FRB or OCC may require us to commit capital resources to support the Bank.*

As a matter of policy, the FRB expects bank holding companies and unitary thrift holding companies to act as a source of financial and managerial strength for their subsidiary banks and to commit resources to support such subsidiary banks. The Dodd-Frank Act codified the FRB's policy on serving as a source of financial strength. As a result of the Bank's election to operate as a covered savings association, Sterling Bancorp is treated as a bank holding company for most regulatory purposes; however, the source of strength applies to Sterling Bancorp in any case. Under the source of strength doctrine, the FRB may require a unitary thrift holding company to make capital injections into a troubled subsidiary bank and may charge the unitary thrift holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a unitary thrift's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. The requirement that we serve as a source of strength to our Bank may be exacerbated by OCC requirements to maintain certain capital requirements at the bank level and we may not be able to access the necessary funds to do so, which would further materially adversely affect our business, financial condition and results of operations.

### *Recent actions by the U.S. government regarding competition in the financial services and technology sectors may adversely impact our business.*

In July 2021, an Executive Order on Promoting Competition in the American Economy was issued. Among other initiatives, this Executive Order (i) encouraged the federal banking agencies to review their current merger oversight practices under the Bank Holding Company Act of 1956, as amended, and the Bank Merger Act and, within 180 days of the date of the Executive Order, adopt a plan for revitalization of such practices; and (ii) directed the CFPB to commence or continue a rulemaking to facilitate the portability of consumer financial transaction data for the purpose of providing consumers with greater flexibility in switching financial institutions and using innovative financial products. In addition, the Director of the CFPB has publicly sought a greater role for the CFPB in the evaluation of proposed bank mergers. In addition, in December 2023, the Federal Trade Commission and DOJ jointly issued the 2023 Draft Merger Guidelines, which represent a significant revision of the regulatory framework for merger enforcement and are designed to address business markets and practices in the modern economy, while also strengthening the agencies' oversight of mergers that may violate the federal antitrust laws. The federal banking agencies continue to deliberate on potential enhancements to the regulatory standards governing bank mergers and acquisitions. Any enhanced regulatory scrutiny of bank mergers and acquisitions and the revision of the framework for merger application review may adversely affect the marketplace for such transactions. Any such enhanced scrutiny or new rules that possibly limit the size of financial institutions may adversely impact certain strategic alternatives that may be available to us, including possibly combining with a larger financial institution.

With regard to CFPB rulemaking activity addressing financial transaction data portability, in October 2023, the CFPB announced a proposed rule regarding personal financial data rights that is designed to promote data portability and "open banking." The adoption of a final rule could result in increased volatility of consumer accounts and expose the Company to additional operational, strategic, regulatory and compliance risks.

**Risks Related to Competition**

***Strong competition within our market areas or with respect to our products and pricing may limit our growth and profitability.***

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer and/or deposit accounts with higher interest rates than we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market areas. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected.

Our ability to grow in the future relies in part on growth in the communities we serve and our ability to develop relationships in particular locations, and we expect to continue to face strong competition from competitors in all of our markets. In addition, our competitors may seek to benefit from the recent negative publicity surrounding our termination of the Advantage Loan Program and target our customers. If we fail to compete effectively against our competitors, we may be unable to expand our market share in our existing markets, and we may be unable to retain our existing market share in key growth markets or in those markets in which we have traditionally had a strong presence. Failure to protect our market share on a regional level or to grow our market share in key growth markets and product categories could have a material adverse effect on our overall market share and on our profitability. Furthermore, we suspended all residential loan originations in early 2023, though we may decide to resume originating residential real estate loans in connection with our current strategic planning process. If we decide to reenter the residential loan origination market, the extensive competition in this space will make reentry more difficult, which may adversely affect our ability to be successful.

Our modest size makes it more difficult to compete with other financial institutions, which are generally larger and able to achieve economies of scale and can more easily afford to invest in the marketing and technologies needed to attract and retain customers and to offer better pricing for the type of products and services we provide. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. As a smaller institution, we are also disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

***We are a community bank, and our reputation is critical to the success of our business but may continue to be affected by negative publicity.***

We are a community bank, and our reputation is one of the most valuable components of our business. Negative publicity over the past four years regarding the Advantage Loan Program, including our criminal conviction for securities fraud pursuant to the terms of the Plea Agreement, has caused substantial damage to our reputation in the communities we serve, and the outcome of the government investigations may further damage our reputation. Significant harm to our reputation can arise from various other sources, including officer, director or employee misconduct; actual or perceived unethical behavior; conflicts of interest; security breaches; litigation or regulatory outcomes; compensation practices; failing to deliver minimum or required standards of service and quality; failing to address customer and agency complaints; compliance failures; unauthorized release of personal, proprietary, sensitive or confidential information due to cyberattacks or otherwise; perception of our ESG practices and disclosures; and the activities of our clients, customers and counterparties, including vendors. Actions by the financial services industry generally or by institutions or individuals in the industry also can adversely affect our reputation indirectly, by association. In addition, adverse publicity or negative information posted on social media, whether or not factually correct, may affect our business prospects. All of these could adversely affect our growth, results of operations and financial condition.

### *We must keep pace with technological change to remain competitive and introduce new products and services.*

Financial products and services have become increasingly technologically driven. Our ability to meet the needs of our customers competitively and introduce new products in a cost-efficient manner is dependent on the ability to keep pace with technological advances, to invest in new technology as it becomes available, establish and implement adequate risk management processes related to new technology and to obtain and maintain related essential personnel. Many of our competitors have already implemented critical technologies and have greater resources to invest in technology than we do and may be better equipped to market new technologically driven products and services. In addition, we may not have the same ability to rapidly respond to technological innovations as our competitors do. Furthermore, the introduction of new technologies and products by financial technology companies and financial technology platforms, including the potential utilization of blockchain technology to provide alternative high speed payment systems and the adoption of artificial intelligence, may adversely affect our ability to obtain new customers and successfully grow our business. The increased demand for, and availability of, alternative payment systems and currencies not only increases competition for such services, but has created a more complex operating environment that, in certain cases, may require additional or different controls to manage fraud, operational, legal and compliance risks. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. For example, in recent years, the OCC has begun to accept applications from financial technology companies to become special purpose national banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.

### *Consumers may decide not to use banks to complete their financial transactions.*

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks.

Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries and the ability to engage in transactions across multiple jurisdictions are appealing to certain consumers, notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers—which, at present, are not subject to the extensive regulation as banking organizations and other financial institutions—have become active competitors for our customers' banking business. Further, the initiative by the CFPB to promote "open and decentralized banking" through its proposal of a personal financial data rights regulation could lead to greater competition for products and services among banks and nonbanks alike. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income and the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

**Other Risks Related to Our Business**

***Our future success depends on our ability to identify, attract and retain key employees and other qualified personnel.***

We have undergone significant effort to strategically hire new employees and retain existing employees, while also continuing to explore exiting certain unproductive or ancillary activities. However, we may not be successful in retaining our key employees, or replacing contract employees or departed employees, and the unexpected loss of services of one or more of our officers or directors could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience and the difficulty of finding qualified replacement personnel. Our ability to successfully and strategically hire and retain appropriate personnel is particularly critical to our ability to pursue and support the implementation of any new strategic plan. We recognize that the banking industry is competitive and replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully manage, develop and grow in the banking industry. If we fail to identify and develop or recruit successors, we are at risk of being harmed by the departures of key employees.

***We face risks related to our operational, technological and organizational infrastructure.***

Our ability to grow and compete, including to develop and deliver new products that meet the needs of our existing customers and attract new ones, is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Our ability to run our business in compliance with applicable laws and regulations is also dependent on that infrastructure. Operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events, and we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems, which we use both to interface with our customers and to manage our internal financial records and other systems. Any shortcomings in our technology systems subjects us to risk of misconduct by our employees that may go undetected.

We monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. If we experience difficulties, fail to comply with banking regulations or keep up with increasingly sophisticated technologies, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could materially adversely affect our business, financial condition and results of operations.

Third-party vendors provide key components of our business infrastructure and our technology framework, such as internet connections, network access and core application processing. While we have selected these third-party vendors carefully in accordance with supervisory requirements, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third-party vendors could also entail significant delay and expense. These third-party vendors are also subject to the same cyber risks and other risks that we encounter. These third-party risks continue to be an area of supervisory focus, so we will need to ensure the proper framework is in place to address them.

***If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.***

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory, compliance and reputational risks. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

***We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cybersecurity or privacy breaches.***

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others, as well as our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our Company, the execution of unauthorized transactions, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. We face an increasing number of regulations and regulatory scrutiny related to our information technology systems, and security or privacy breaches with respect to our data could result in regulatory fines, reputational harm and customer losses, any of which would significantly impact our financial condition. As cybersecurity threats are inherently difficult to predict and can take many forms, insurance coverage may not be available for losses associated with cyberattacks or information security breaches, or where available, such losses may exceed insurance limits. In addition, we may not be able to rely on indemnification or another source of third-party recovery in the event of a breach of such functions.

In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyberattacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be materially and adversely affected.

Although we have implemented and intend to continue to implement and enhance security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful in deterring or mitigating the effects of every cyberthreat that we face. In addition, advances in computer capabilities, new discoveries in the field of cryptography, quantum computing, artificial intelligence or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to protect client transaction data, other customer data and employee data. Any successful cyberattack or other information security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential customer information or that compromises our ability to function could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business. Any successful cyberattack may also subject the Company to regulatory investigations, litigation or enforcement, or require the payment of regulatory fines or penalties or undertaking costly remediation efforts with respect to third parties affected by a cybersecurity incident, all or any of which could adversely affect the Company's business, financial condition or results of operations and damage its reputation.

***Cyberattacks, including those targeting critical infrastructure sectors, have become more frequent and sophisticated.***

Risk related to cybersecurity remains elevated as cyberattacks evolve and have a greater and more pervasive economic impact. Critical infrastructure sectors, including financial services, increasingly have been the targets of cyberattacks, including attacks emanating from foreign countries such as the attack on the information technology company SolarWinds, which affected many Fortune 500 companies as well as U.S. government agencies. We have previously experienced cyberattacks on our business, none of which have had a material effect on our business or operations, and expect to continue to be the target of future cyberattacks.

Cyberattacks involving large financial institutions, including distributed denial of service attacks designed to disrupt external customer-facing services, nation state cyberattacks and ransomware attacks designed to deny organizations access to key internal resources or systems or other critical data, and targeted social engineering and phishing email and text message attacks designed to allow unauthorized persons to obtain access to an institution's information systems and data or that of its customers, are becoming more common and increasingly sophisticated and can be difficult to prevent. In particular, there has been an observed increase in the number of distributed denial of service attacks against the financial sector over the past year, which increase is believed to be partially attributable to politically motivated attacks as well as financial demands coupled with extortion. In addition, other recent threat trends have shown more sophisticated cyberattacks on financial systems throughout the United States, with an increase in business email compromises targeting executives. Reports of ransomware incidents specifically have increased in recent years and information technology software supply chain attacks, including those involving financial institutions, also have increased during this period, some of which have resulted in temporary, but impactful, disruptions to the functioning of critical infrastructure sectors or the operations of specific financial institutions. Threat actors are increasingly seeking to target vulnerabilities in software systems and weak authentication controls used by large numbers of banking organizations to conduct malicious cyber activities. These types of attacks have resulted in increased supply chain and third-party risk. In addition, cybersecurity risks for financial institutions have evolved as a result of the use of new technologies, devices and delivery channels to transmit data and conduct financial transactions. The adoption of new products, services and delivery channels contribute to a more complex operating environment, which increases operational risk and presents the potential for additional structural vulnerabilities. As such, a single cyberattack is now able to compromise hundreds of organizations and affect a significant number of consumers. In addition, the ongoing and widespread remote work environment that has resulted from the COVID-19 pandemic has subjected institutions to additional cybersecurity vulnerabilities and risks.

Further, the military invasion of Ukraine by Russian forces may impact our exposure to cybersecurity risk. The U.S. government has warned institutions operating in critical sectors, such as the financial services sector, of the potential for Russia to engage in malicious cyber activities in response to the international economic sanctions that have been imposed against the Russian government and organizations and individuals within Russia. Institutions that provide critical services, including all members of the financial sector such as the Company and the Bank, have been encouraged by the Administration and the federal banking agencies to enhance cyber-defense systems and take steps to further secure their data in anticipation of potential malicious cyber activity by the Russian government or other Russian actors.

Any successful cyberattack or other security breach involving the misappropriation, loss, leak or other unauthorized disclosure of sensitive or confidential customer information or that compromises our ability to function could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business. Any successful cyberattack may also subject us to regulatory investigations, litigation or enforcement, or require the payment of regulatory fines or penalties or undertaking of costly remediation efforts with respect to third parties affected by a cybersecurity incident, all or any of which could adversely affect our business, financial condition or results of operations and damage its reputation. Additionally, any failure by us to communicate cyberattacks or other security breaches appropriately to relevant parties could result in regulatory and reputational risk.

Other potential attacks have attempted to obtain unauthorized access to sensitive or confidential information or destroy data, often through the introduction of computer viruses or malware, cyberattacks and other means. To date and to the best of our knowledge, none of these types of attacks have had a material effect on our business or operations. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. We are also subject to the risk that our employees may intercept and transmit unauthorized sensitive, confidential or proprietary information. An interception, misuse or mishandling of personal, sensitive, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm.

***We have operational risk associated with third-party vendors and other financial institutions.***

We rely upon certain third-party vendors to provide products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to the risk that these vendors might not perform in accordance with applicable contractual arrangements or service level agreements. The failure of an external vendor to perform in accordance with applicable contractual arrangements or service level agreements could be disruptive to our operations and could have a material adverse effect on our financial condition or results of operations and/or damage our reputation. Further, third-party vendor risk management continues to be a point of regulatory emphasis. A failure to follow applicable regulatory guidance in this area could expose us to regulatory sanctions.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, execution of transactions or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which we interact on a daily basis, and, therefore, could adversely affect us.

Any of these operational or other risks could result in our diminished ability to operate one or more of our businesses, financial loss, potential liability to customers, inability to secure insurance, reputational damage and regulatory intervention and could materially adversely affect us.

***We depend on the accuracy and completeness of information provided by customers and counterparties.***

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by, or on behalf of, customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements are accurate. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our commercial clients. Our financial condition, results of operations, financial reporting and reputation could be materially adversely affected if we rely on materially misleading, false, inaccurate or fraudulent information.

***We could be adversely affected by the soundness of other financial institutions and other third parties we rely on.***

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including banks, brokers and dealers, investment banks and other institutional entities. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit due.

***Adherence to our internal policies and procedures by our employees is critical to our performance.***

Our internal policies and procedures are a critical component of our corporate governance and, in some cases, compliance with applicable regulations. We adopt internal policies and procedures to guide management and employees regarding the operation and conduct of our business. Any deviation or non-adherence to these internal policies and procedures, such as the conduct leading to the termination of the Advantage Loan Program, whether intentional or unintentional, could have a detrimental effect on our management, operations or financial condition.

***We and our borrowers in our California communities may be adversely affected by earthquakes, floods or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.***

The majority of our branches are located in the San Francisco and Los Angeles, California metropolitan areas, which in the past have experienced severe earthquakes, floods and wildfires. We do not carry earthquake insurance on our properties. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, our customers and loan collateral may be severely impacted by such events, resulting in losses.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our branches, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time in the San Francisco and/or Los Angeles, California metropolitan areas. The disaster recovery and business continuity plan that we have in place currently is limited and is unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

***We are subject to ESG risks that could adversely affect our reputation and the market price of our securities.***

We are subject to a variety of risks arising from ESG matters. ESG matters include climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities.

We may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. Our relationships and reputation with our existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on the market price for securities.

Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. Certain investors are beginning to incorporate the business risks of climate change and the adequacy of companies' responses to the risks posed by climate change and other ESG matters into their investment theses. These shifts in investing priorities may result in adverse effects on the market price of our securities to the extent that investors determine that the Company has not made sufficient progress on ESG matters.

***Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.***

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. In recent years, governments across the world have entered into international agreements to attempt to reduce global temperatures, in part by limiting greenhouse gas emissions. The U.S. Congress, state legislatures and federal and state regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. Such initiatives have been pursued with rigor under the current Administration.

U.S. financial regulatory authorities recently have sharpened their focus on the risks posed by climate change to the financial sector and the institutions within it. In October 2021, the Financial Stability Oversight Council, whose members include the federal banking agencies (including the OCC), published a report on climate-related financial risk. In that report the Financial Stability Oversight Council concluded, for the first time, that climate change represents an emerging and increasing threat to U.S. financial stability. Accordingly, Financial Stability Oversight Council has recommended that its member agencies accelerate their existing efforts to further assess climate-related risks to financial stability, enhance financial institutions' climate-related disclosure obligations, improve upon the availability of and access to actionable climate-related data for use in measuring and assessing climate-related financial risk, and expand upon existing capacity and expertise to ensure that climate-related financial risks are identified and managed properly. Further, in November 2021, the leadership of the OCC and FRB announced their support for the Glasgow Declaration issued by the Network of Central Banks and Supervisors for Greening the Financial System, which is comprised of over 100 central banks and supervisors from across the global financial system, in which the Network of Central Banks and Supervisors for Greening the Financial System expressed its members' commitment to improve the resilience of the financial system to climate-related and environmental risks and set forth a number of targeted workstreams to be undertaken in the coming years in order to do so.

Consistent with the objectives outlined above, the leadership of each of the OCC, FRB and the U.S. Treasury Department has emphasized that climate-related risks are faced by banking organizations of all types and sizes, specifically including physical and transition risks; is in the process of enhancing supervisory expectations regarding banks' risk management practices; and has indicated increased expectations for larger financial institutions to measure, monitor and manage climate-related risk as part of their enterprise risk management processes. In October 2023, the federal banking agencies issued interagency guidance on principles for climate-related financial risk management for banks with total assets of over $100 billion. The largest banks are encouraged to address the climate-related risks that they face by accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors, evaluating the impact of climate change on their borrowers, considering possible changes to underwriting criteria to account for climate-related risks to mortgaged properties, incorporating climate-related financial risk into their internal reporting and monitoring and escalation processes, planning for transition risk posed by the adjustments to a low-carbon economy and investing in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to us, we would expect to experience increased compliance costs and other compliance-related risks.

In March 2024, the SEC adopted a rule requiring registrants, such as the Company, to disclose climate-related information (including, among other things, governance, strategy, risk management, climate-related goals and greenhouse gas emissions metrics) in their periodic reports. The new rules are extensive with multiple effective dates based on the registrant's filing status, with the first disclosures by the Company likely due with its Annual Report on Form 10-K for fiscal year 2026. We are beginning to evaluate the impact of the new rules, and we may incur increased costs in order to comply with them.

The effects of climate change continue to create an alarming level of concern for the state of the global environment. As a result, the global community has increased its political and social awareness surrounding the issue and have entered into international agreements in an attempt to reduce global temperatures, such as the Paris Agreement, which the United States re-joined as of February 2021. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. Similar initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. Such measures may also result in the imposition of taxes and fees, the required purchase of emission credits and the implementation of significant operational changes, each of which may require the Company to upend significant capital and incur compliance, operating, maintenance and remediation costs. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact and present certain unique risks to us. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in our portfolios. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact our ability to raise and invest capital in potentially impacted communities. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

***Adverse conditions internationally could adversely affect our customers and business.***

Many of our customers are recent immigrants or foreign nationals. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the economies in which our customers have family or business ties. A significant deterioration of economic conditions internationally, and in Asia in particular, could expose us to, among other things, economic and transfer risk, and we could experience an outflow of deposits by those of our customers with connections to Asia. In addition, foreign currency restrictions, particularly on the movement of cash from abroad, could adversely affect many of our customers, including with respect to their ability to repay loans. Adverse economic conditions abroad, and in China or Taiwan in particular, may also negatively impact the profitability and liquidity of our customers with ties to these regions.

***Changes in the valuation of our securities portfolio could hurt our profits and reduce our shareholders' equity.***

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income (loss) and/or net income. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand.

At December 31, 2023, we owned available for sale debt securities with a carrying value of $419.2 million, which largely consisted of our positions in obligations of the U.S. government and government-sponsored enterprises. Our available for sale debt securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), which is a component of shareholders' equity. We evaluate our investment securities on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation. For available for sale debt securities in an unrealized loss position, we assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. Because of changing economic and market conditions affecting issuers, we may be required to record an allowance for credit losses related to these securities. This could have a material impact on our results of operations.

***Our critical accounting policies and estimates, risk management processes and controls rely on analytical and forecasting techniques and models, management judgments and assumptions about matters that are uncertain and may not accurately predict future events.***

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect management's judgment of the most appropriate manner in which to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses and the fair value of financial instruments. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for credit losses or sustain credit losses that are significantly higher than the allowance for credit losses provided or reduce the carrying value of an asset measured at fair value. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Our internal controls, disclosure controls, processes and procedures and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

**Risks Related to Governance Matters**

***The Seligman family, directly and through the family's trusts, has influenced and has the ability to continue to influence our operations and to control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders.***

Scott J. Seligman and others of his family were the original founders of the Bank, and Mr. Seligman has had a variety of senior roles and positions over the course of many years. Prior to 2000, he served as a member of the Bank's board and as chief executive officer of the Bank. After 2000 and through December 31, 2019, he served as a consulting director to the board of the Bank and retained the title of vice president of the Company. In these roles, Mr. Seligman participated in the conduct of the affairs of the Bank and had a significant influence over the Bank's operations. In addition, Mr. Seligman previously caused the Bank to engage in various transactions with other Seligman-controlled businesses. Mr. Seligman resigned from his positions as consulting director to the board of the Bank and as vice president of the Company, effective December 31, 2019.

Trustees of the trusts established by and for the benefit of Scott J. Seligman have voting and dispositive power over approximately 47% of our common stock, effectively giving such trusts and Mr. Seligman control over the outcome of the shareholder votes on most matters. The trustee of the trusts created by Sandra Seligman has voting and dispositive power over approximately 18% of our common stock, and Seth Meltzer has voting and dispositive power, individually or through trust, over approximately 3% of our common stock. Minority stockholders, therefore, cannot decide the outcome of a stockholder vote without the support of any of Scott J. Seligman, Sandra Seligman, and/or Seth Meltzer.

***Certain provisions of our corporate governance documents and Michigan law could discourage, delay or prevent a merger or acquisition at a premium price.***

Our second amended and restated articles of incorporation contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors. These include provisions that, among other things:

- permit the board to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as they may determine (including the right to approve an acquisition or other change in control);

- provide that the authorized number of directors may be fixed only by the board in accordance with our second amended and restated bylaws;

- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares entitled to vote in any election of directors to elect all of the directors standing for election);

- provide that all vacancies and newly created directorships may be filled by the affirmative vote of at least 80% of directors then in office, even if less than a quorum;

- prohibit removal of directors without cause;

- prohibit shareholders from calling special meetings of shareholders;

- require unanimous consent for shareholders to take action by written consent without approval of the action by our board;

- provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing and also comply with specified requirements related to the form and content of a shareholder's notice;

- require at least 80% supermajority shareholder approval to alter, amend or repeal certain provisions of our third amended and restated articles of incorporation; and

- require at least 80% supermajority shareholder approval in order for shareholders to adopt, amend or repeal certain provisions of our second amended and restated bylaws.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of the board of directors, which is responsible for appointing members of our management. Any matters requiring the approval of our shareholders will require the approval of the Seligman family and their trustees, which may have interests that differ from those of our other shareholders.

In addition, the 2017 Omnibus Equity Incentive Plan and the 2020 Omnibus Equity Incentive Plan each provide that restricted stock awards become fully vested in the event of a change in control and permit the board of directors or a committee thereof to accelerate, vest or cause the restrictions to lapse with respect to other outstanding awards including stock options, in the event of, or immediately prior to, a change in control. Such vesting or acceleration could discourage the acquisition of our Company.

We could also become subject to certain anti-takeover provisions under Michigan law which may discourage, delay or prevent someone from acquiring us or merging with us, whether or not an acquisition or merger is desired by or beneficial to our shareholders. If a corporation's board of directors chooses to opt-in to certain provisions of Michigan Law, such corporation may not, in general, engage in a business combination with any beneficial owner, directly or indirectly, of 10% of the corporation's outstanding voting shares unless the holder has held the shares for five years or more or, among other things, the board of directors has approved the business combination. Our board of directors has not elected to be subject to this provision but could do so in the future. Any provision of our second amended and restated articles of incorporation or amended and restated bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares and could also affect the price that some investors are willing to pay for our common stock otherwise.

***The exclusive forum provision in our second amended and restated bylaws could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.***

Our second amended and restated bylaws provides that the courts of the State of Michigan located in Oakland County and the U.S. District for the Eastern District of Michigan shall be the sole and exclusive forum for (i) any action or proceeding brought on our behalf, (ii) any derivative action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Michigan Business Corporation Act (as it may be amended from time to time), or (iv) any action asserting a claim against us governed by the State of Michigan's internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and consented to the provisions of our second amended and restated articles of incorporation described above. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our second amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

***Our ability to pay dividends is restricted by applicable law and regulations and depends on the success of both Sterling Bancorp, Inc. and the Bank.***

Our ability to pay cash dividends is restricted by the applicable provisions of Michigan law and the rules and regulations of the OCC and the FRB. Under Michigan law, Sterling Bancorp, Inc. is prohibited from paying cash dividends if, after giving effect to the dividend, (i) it would not be able to pay its debts as they become due in the usual course of business or (ii) its total assets would be less than the sum of its total liabilities plus the preferential rights upon dissolution of shareholders with preferential rights on dissolution that are superior to those receiving the dividend, and we are currently required to obtain the prior approval of the FRB in order to pay any dividends to our shareholders.

Sterling Bancorp, Inc. is a separate and distinct legal entity from the Bank that receives substantially all of its revenue through the Bank. Dividends from the Bank are the principal source of funds used by Sterling Bancorp, Inc. to pay cash dividends. Our current capital plan contemplates that we will not pay dividends to holders of our common stock during 2024 or 2025. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations and contractual restrictions, at both Sterling Bancorp, Inc. and the Bank and on a consolidated basis, and any other factors that our board of directors may deem relevant, and we can provide no assurance that we will pay any dividends to our shareholders in the future. The Bank is required to seek the non-objection of the FRB to pay dividends to the Company and, under certain circumstances, may be required to obtain the prior approval of the OCC.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

*Cybersecurity Risk Management and Strategy*

We have established an Information Security department within our Risk Management department that is independent of the Information Technology department. Furthermore, we have a documented Information Security Strategy that guides the Information Security teams and business departments across the Company. The Information Security Strategy incorporates the external landscape, risk assessments, Company's strategy, information technology strategy and other inputs.

Our appetite for cybersecurity risk is established within our enterprise risk appetite. We undertake an information technology risk assessment annually. This assessment considers our information assets, the potential threats/risks to those assets and the effectiveness of existing controls to identify and assess inherent and residual levels of information security risks. This assessment also identifies any control gaps that may exist and informs appropriate mitigation strategies to conform to our appetite for cybersecurity risk. Remediation plans for any identified gaps are monitored by management quarterly. Results from this risk assessment may affect changes in the Information Security Strategy and information security budget. Annually, we engage a third-party audit firm specializing in information technology audits to review the risk assessment and our Information Security Program overall as part of our information technology general controls audit.

We have previously experienced cybersecurity incidents, from time to time. These incidents have not materially affected our business strategy, results of operations or financial condition. We are not currently aware of any cybersecurity incidents that would have a material effect on our business strategy, results of operations or financial condition.

We use a security framework to guide our overall security posture, which has helped us develop and enhance our Information Security Policy, Incident Response Policy and Business Continuity Policy. These policies guide us in our effort to manage and control information technology risk and to define and communicate information security responsibilities and accountability throughout the Company. These policies also set the requirements to help ensure that we safeguard our data and information systems to reduce risk and minimize the effect of potential incidents.

These policies are supported by written standards and procedures that ensure conformity with the policies that the board of directors has set forth.

Pursuant to our Incident Response Policy, we have adopted a written Incident Response Plan that documents employee and management responsibilities, incident classifications and the procedures to be followed during a cybersecurity incident. The Incident Response Plan is tested annually through a tabletop exercise led by a third-party vendor who assists in developing and executing the exercise.

We have a documented Third-Party Risk Management Policy and Program to ensure that our vendor relationships are assessed, monitored and documented appropriately. It is our policy to exercise appropriate oversight and risk management of the activities conducted through significant third-party relationships, taking into consideration the nature, magnitude, complexity and risk potential of the arrangement. Vendors are monitored for cybersecurity issues during the initial onboarding processes and on an ongoing basis. We may review or require a SOC 2 Type 2 report, cybersecurity controls, cyber insurance and monitoring frequency depending on our assessment of the risk of any vendor.

Management performs ongoing monitoring of the Information Security Program with a range of reports and tools that are commensurate with our risk profile. These reports and tools ensure the program continues to comply with all policies related to information technology risk and information security.

We have engaged a third-party provider that manages and monitors our Security Operations Center, including our firewall and intrusion detection and prevention system. Additionally, management has engaged a separate vendor to monitor and manage endpoint detection and response applications on all Company devices, including workstations, laptops and servers.

Additional controls include vulnerability scanning, identity and access management, mobile device management and other various security controls. We also conduct periodic phishing tests and social awareness training for all employees, which include how to report and escalate suspected incidents.

Information security metrics are reported quarterly to the Information Technology Steering Committee, the Enterprise Risk Management Committee and the Board Risk Committee to provide evidence of the effectiveness of these controls and tools. Any identified specific gaps in the controls are sent to management quarterly until resolved.

*Cybersecurity Governance*

Cybersecurity risks and activities are reported quarterly to the Information Technology Steering Committee and the Enterprise Risk Management Committee. The Bank's chief risk officer and interim chief information officer are part of the Information Technology Steering and Enterprise Risk Management Committees. The Bank's chief risk officer has over 15 years of experience managing the supervision of Information Security risks for financial institutions. The Bank's interim chief information officer has over 30 years of experience managing technology.

We have also employed a chief information security officer who reports to the chief risk officer. The chief information security officer is responsible for information security, information technology risk management, vendor management and business continuity programs. The chief information security officer holds a graduate degree in cybersecurity and numerous information security certifications, including certified information systems security professional, certified information security manager, certified cloud security professional and qualified technology expert. Additionally, the chief information security officer has worked in the information security field for over 20 years within several financial institutions, implementing cybersecurity strategies, programs, policies and procedures.

Our Board Risk Committee generally meets quarterly and is responsible for overseeing cybersecurity risk and our information security program, including cybersecurity, and ensuring the continued development of the program as the Company grows and cyber and information risk exposures change. At each Board Risk Committee meeting, the chief information security officer presents information security metrics and any updates to the Information Security Program. New and changing cybersecurity risks are discussed when needed. The chair of the Board Risk

Committee also serves as a board member and previously served as the chair and interim chief executive officer of the Information Systems Audit and Control Association. As a board member of the Information Systems Audit and Control Association, she is a member of their Audit and Risk Committee, Compensation and Human Capital Committee and Governance and Nominating Committee. All cybersecurity-related policies are reviewed and approved annually by the chief information security officer, chief risk officer, Enterprise Risk Management Committee, Board Risk Committee and the board of directors.

## ITEM 2. PROPERTIES

Our corporate headquarters is located at One Towne Square, Suite 1900, Southfield, Michigan 48076. In addition to our corporate headquarters, we operate 19 branch offices located in the San Francisco metropolitan area, six branch offices in the Los Angeles metropolitan area, one branch office located in New York City and one branch office located in Southfield. We lease our corporate headquarters and each of our retail branch offices at what we believe to be market rates.

## ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries may be subject to legal actions and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened legal proceedings, except as set forth or incorporated by reference below, that are considered other than routine legal proceedings. The Company believes that the ultimate dispositions or resolutions of its routine legal proceedings, in the aggregate, are immaterial to its financial position, results of operations and liquidity.

### *Sterling Bank and Trust, F.S.B. and Sterling Bancorp, Inc. vs. Scott Seligman, et al.*

On October 7, 2022, the Company and the Bank commenced an action against the Bank's founder and controlling shareholder, and other nominal defendants, in the United States District Court for the Eastern District of Michigan styled *Sterling Bank and Trust, F.S.B. and Sterling Bancorp, Inc. vs. Scott Seligman, et al.,* No. 2:22-cv-12398-SFC-DRG (E.D. Mich.). The complaint alleges that Mr. Seligman breached his fiduciary duties to the Company and the Bank by, among other actions and inactions, using his controlling position to develop and direct the Bank's now-discontinued Advantage Loan Program to advance his own interests and unjustly enrich himself at the expense of the Company, the Bank and the Company's minority shareholders. The complaint seeks to recover compensatory and other damages, disgorgement of certain monies and injunctive relief. On January 30, 2023, Mr. Seligman and the nominal defendants moved to dismiss the case. The Company and the Bank filed their opposition motions on March 13, 2023, and Mr. Seligman and the nominal defendants filed a reply brief on April 13, 2023. The court held a hearing to consider the plaintiff's motion to dismiss on October 30, 2023, the outcome of which is pending. There is no assurance that we will be successful in any final adjudication of this case, that any remedy would be adequate in the event we are successful in the adjudication or that we would achieve an acceptable settlement.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### *Market Information*

Our common stock has been listed on the Nasdaq Capital Market under the symbol "SBT" since November 17, 2017. Prior to that date, there was no public trading market for our common stock.

On February 28, 2024, we had 82 holders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record banks, brokers and other nominees. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

### *Dividend Policy*

Prior to March 2020, we paid dividends to our shareholders from time to time. In March 2020, in connection with the issues giving rise to an internal review of the Company's former loan product, we announced the suspension of the payment of dividends. We have not declared or paid dividends since then. Our current capital plan contemplates that we will not pay dividends to shareholders during 2024 or 2025. Our dividend policy and practice may change at any time. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations and contractual restrictions, at both Sterling Bancorp, Inc. and the Bank and on a consolidated basis, and any other factors that our board of directors may deem relevant. Refer to "Item 1. Business—Supervision and Regulation—Federal Banking Regulation—Capital Distributions" for a discussion of our dividend payment restrictions.

### *Purchases of Equity Securities by the Issuer*

### *Withholding of Vested Restricted Stock Awards*

During the three months ended December 31, 2023, the Company withheld shares of common stock representing a portion of the restricted stock awards that vested during the period under our employee stock benefit plans in order to pay employee tax liabilities associated with such vesting. These withheld shares are treated the same as repurchased shares for accounting purposes.

The following table provides certain information with respect to our purchases of shares of the Company's common stock, as of the settlement date, during the three months ended December 31, 2023, all of which represent tax withholding of restricted stock awards:

| | Issuer Purchases of Equity Securities | | | |
| --- | --- | --- | --- | --- |
| Period | Total Number of Shares Purchased [1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2] |
| October 1 - 31, 2023 | — | $ — | — | $ 19,568,117 |
| November 1 - 30, 2023 | 373 | 5.89 | — | 19,568,117 |
| December 1 - 31, 2023 | 1,282 | 5.74 | — | 19,568,117 |
| Total | 1,655 | $ 5.78 | — | |

(1) These shares were purchased from employees to satisfy income tax withholding requirements in connection with vesting share awards during the three months ended December 31, 2023.

(2) In 2018, the Company announced a stock repurchase program for up to $50 million of its outstanding stock. At December 31, 2023, $19.6 million remains of the $50 million authorized repurchase amount. In March 2020, the Company suspended the stock repurchase program. We are currently required to obtain approval of the FRB prior to engaging in a repurchase of our common stock other than a purchase of shares to satisfy income tax withholding requirements.

## ITEM 6. [RESERVED]

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis should be read in conjunction with the accompanying consolidated financial statements and notes included elsewhere in this Annual Report on Form 10-K. Forward-looking statements in this Management's Discussion and Analysis are not guarantees of future performance and may involve risks and uncertainties that could cause actual results to differ materially from those projected. See "Cautionary Note Regarding Forward-Looking Statements" above and "Item 1A. Risk Factors" for discussions of these risks and uncertainties. A comparative discussion of results of operations for the years ended December 31,

2022 and 2021 is provided in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and is incorporated by reference herein.

## Company Overview

We are a unitary thrift holding company incorporated in 1989 and headquartered in Southfield, Michigan and our primary business is the operation of our wholly owned subsidiary, Sterling Bank. Through Sterling Bank, we currently originate commercial real estate loans and commercial and industrial loans, and provide deposit products, consisting primarily of checking, savings and term certificate accounts. The Bank also engages in mortgage banking activities and, as such, acquires, sells and services residential mortgage loans.

The Bank operates through a network of 27 branches of which 25 branches are located in the San Francisco and Los Angeles, California metropolitan areas with the remaining branches located in New York, New York and Southfield, Michigan.

## Executive Summary

In 2023, all remaining governmental investigations into us with respect to our former Advantage Loan Program were resolved. This, along with our election to be a covered savings association which became effective in the third quarter of 2023, has allowed the board of directors to commence a full evaluation of our business and strategic alternatives.

We have engaged a consulting firm to help us develop a comprehensive strategic plan that we expect will include the incorporation of new banking products and services in light of our new status as a covered savings association. We have not yet established fixed timelines or milestones for the completion of this process, and we expect that any repositioning of the Bank pursuant to the resulting plan will take significant time and expense. As part of this strategic planning process, the Company has also engaged a financial advisor to assist the board of directors explore and evaluate potential strategic alternatives. Some of the possible strategic alternatives the board of directors may consider are a sale of the Company, a merger or other business combination, a sale of all or a material portion of the Company's assets and a recapitalization.

The board of directors has met multiple times in 2023 to discuss preliminary reports from the Company's consulting firm and financial advisor, and currently believes that prevailing economic conditions and the lack of a robust capital market for community banks create significant limitations on pursuing a new strategic direction. The creation of new banking products and services focused on the California market will be expensive to build out and challenging to recruit and retain appropriate additional personnel to pursue and support. Further, the Company would require access to capital markets that would allow the Company to efficiently raise capital to cover the significant expense of a new platform buildout without unreasonable dilution of the existing shareholder base. Accordingly, the board of directors has elected to be patient and wait for market conditions to improve before pursuing these strategies, and will continue to evaluate new banking products and services alternatives. The Company will evaluate further balance sheet strategies to manage interest rate and liquidity risk with the primary goal of preserving capital.

We also remain focused on our efforts to de-risk our balance sheet, including maintaining our focus on credit quality and exploring alternative sources of loan production, which could include purchasing loan pools and loan participations.

## Overview of 2023 Performance

### Selected Financial Data

The following table sets forth our financial information for the years indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (Dollars in thousands, except per share amounts) | | |
| **Income Statement Data:** | | | |
| Interest income | $ 126,789 | $ 99,932 | $ 116,541 |
| Interest expense | 61,830 | 21,130 | 25,361 |
| Net interest income | 64,959 | 78,802 | 91,180 |
| Provision for (recovery of) credit losses | (8,527) | (9,934) | (8,265) |
| Net interest income after provision for (recovery of) credit losses | 73,486 | 88,736 | 99,445 |
| Non-interest income | 2,786 | 1,347 | 5,806 |
| Non-interest expense | 65,710 | 97,648 | 72,218 |
| Income (loss) before income taxes | 10,562 | (7,565) | 33,033 |
| Income tax expense | 3,149 | 6,629 | 9,643 |
| Net income (loss) | $ 7,413 | $ (14,194) | $ 23,390 |
| Income (loss) per share, basic and diluted | $ 0.15 | $ (0.28) | $ 0.47 |
| Weighted average common shares outstanding: | | | |
| Basic | 50,630,928 | 50,346,198 | 50,049,902 |
| Diluted | 50,778,559 | 50,346,198 | 50,139,310 |
| | | | |
| **Other Financial Information / Performance Ratios:** | | | |
| Return on average assets | 0.30 % | (0.54)% | 0.69 % |
| Return on average shareholders' equity | 2.35 % | (4.19)% | 7.07 % |
| Yield on average interest-earning assets | 5.23 % | 3.88 % | 3.47 % |
| Cost of average interest-bearing liabilities | 3.02 % | 0.98 % | 0.86 % |
| Net interest spread | 2.21 % | 2.90 % | 2.61 % |
| Net interest margin | 2.68 % | 3.06 % | 2.71 % |
| Efficiency ratio [1] | 97.00 % | 121.83 % | 74.46 % |
| Total average shareholders' equity to total average assets | 12.83 % | 12.97 % | 9.71 % |

|  | As of December 31, | |
|  | 2023 | 2022 |
|  | (Dollars in thousands) | |
| **Balance Sheet Data:** | | |
| Cash and due from banks | $ 577,967 | $ 379,798 |
| Debt securities available for sale | 419,213 | 343,558 |
| Equity securities | 4,703 | 4,642 |
| Loans, net of allowance for credit losses | 1,319,568 | 1,613,385 |
| Total assets | 2,416,003 | 2,444,735 |
| Total deposits | 2,003,986 | 1,954,037 |
| Federal Home Loan Bank borrowings | 50,000 | 50,000 |
| Subordinated Notes, net | — | 65,271 |
| Total liabilities | 2,088,280 | 2,132,108 |
| Total shareholders' equity | 327,723 | 312,627 |
|  | | |
| **Asset Quality Ratios:** | | |
| Nonperforming loans [2] | $ 8,973 | $ 33,725 |
| Nonperforming loans to total loans [2] | 0.67 % | 2.03 % |
| Other troubled debt restructurings [3] | $ — | $ 2,637 |
| Nonaccrual loans held for sale | $ — | $ 1,942 |
| Nonperforming assets [4] | $ 8,973 | $ 38,304 |
| Nonperforming assets to total assets [4] | 0.37 % | 1.57 % |
| Allowance for credit losses to total loans | 2.18 % | 2.74 % |
| Allowance for credit losses to nonperforming loans [2] | 328 % | 135 % |
| Nonaccrual loans to total loans | 0.66 % | 2.03 % |
| Net charge offs to average loans | 0.40 % | 0.06 % |
|  | | |
| **Capital Ratios**[5]**:** | | |
| **Regulatory Capital Ratios—Consolidated:** | | |
| Tier 1 (core) capital to average total assets (leverage ratio) | 13.95 % | 13.54 % |
| **Regulatory Capital Ratios—Bank:** | | |
| Tier 1 (core) capital to average total assets (leverage ratio) | 13.38 % | 16.56 % |

(1) Efficiency ratio is computed as the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(2) Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.
(3) Other troubled debt restructurings at December 31, 2022 exclude those loans on nonaccrual or past due 90 days or more and still accruing interest. Effective January 1, 2023, loan modifications involving borrowers experiencing financial difficulty are evaluated under the new credit loss model. There were no such loan modifications during the year ended December 31, 2023.
(4) Nonperforming assets include nonperforming loans, nonaccrual loans held for sale and troubled debt restructurings (for periods prior to January 1, 2023).
(5) Effective January 1, 2023, the Company and Bank elected to opt into the CBLR framework. For further information regarding our regulatory capital requirements, refer to Note 13—Regulatory Capital Requirements to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

We achieved several major objectives towards repositioning the Company in 2023. Most importantly, as previously disclosed, the court approved our Plea Agreement with the DOJ. This completes all direct government investigations into the Company regarding the former Advantage Loan Program. In connection with the sentencing of the Company and consistent with the Plea Agreement, we have paid $27.2 million in restitution, which amount will now be independently administered by a special master appointed by the court. We also completed our previously announced redemption of all $65.0 million of the outstanding Subordinated Notes. Further, our election to be a covered savings association became effective during the third quarter, as described in "Item 1. Business — Supervision and Regulation."

Net income in 2023 was $7.4 million, a $21.6 million increase from last year's net loss of $(14.2) million. Our results for 2022 included an increase in the liability for contingent losses of $18.2 million and additional income taxes of $3.6 million on the surrender of certain split dollar and company-owned life insurance policies. Also, contributing to the increase in net income compared to 2022 was a decrease in professional fees. The foregoing were partially offset by a decrease in net interest income, reflecting the increase in total interest expense outpacing the increase in total interest income in the prevailing high interest rate environment. The rising interest rate environment experienced in 2022 continued through mid-2023, when the FOMC paused increases to the target federal funds rate after July 2023 with no reductions in the federal funds rate after such date. In the face of this high interest rate environment, we redeemed all of our Subordinated Notes, which bore interest at approximately 11% at the time, partially relieving pressure on our net interest margin. Our net interest margin has compressed during 2023, with our average net income margin declining 38 basis points, or 12%, to 2.68% for the year ended December 31, 2023.

Our results for 2023 also include improvement in our non-interest expenses compared to 2022. Professional fees continued to include our advancement of third party legal expenses incurred in connection with government investigations into individuals for which we continued to make corresponding claims to our insurance carriers. However, we were advised in late 2023 that our D&O Insurance for matters related to the ongoing government investigations against selected individuals was exhausted following receipt of our final payment in December 2023. We understand that the government investigations into certain individuals are continuing, including calling individuals as witnesses. Therefore, we expect to continue to receive claims for advancement or reimbursement of legal fees, and any future costs we incur will not be reimbursed by our insurance carriers. See "Item 1A. — Risk Factors—Risks Related to the Advantage Loan Program" for further information regarding the exhaustion of our D&O Insurance and the potential future costs from such ongoing government investigations.

We continued taking steps to improve our credit profile and metrics in 2023. Notably, in the second quarter of 2023, we sold a pool of nonperforming and chronically delinquent residential real estate loans with a carrying value of $36.2 million and the last commercial real estate loan that was held for sale. Accordingly, our nonperforming assets decreased $29.3 million, or 77%, and our ratio of allowance for credit losses to total loans decreased 56 basis points, or 20%, since December 31, 2022. In addition, we experienced a recovery of credit losses in 2023 of $8.5 million, which partially reflects the decline in our overall loan portfolio, an improvement in the economic forecast from January 1, 2023 utilized in the analysis of our allowance for credit losses and the improved overall credit quality in our loan portfolio.

The past year also demonstrated our resiliency to challenges involving our liquidity. Our total deposits increased $49.9 million during 2023 despite some minor outflows shortly following three larger bank failures during the first half of 2023. Our ratio of total estimated uninsured deposits to total deposits was 22% at December 31, 2023.

Our total assets declined slightly by $28.7 million from December 31, 2022 to December 31, 2023. Our total gross loans held for investment declined $309.9 million, or 19%, during this period, partially due to the sale of pools of loans (described above) and the prolonged suspension of our residential loan origination function without a replacement source for such originations. Our cash and due from banks increased $198.2 million, or 52%, to $578.0 million at December 31, 2023. Our total liabilities slightly decreased, partially due to our redemption of our Subordinated Notes.

At December 31, 2023, the Tier 1 leverage capital ratios of both the Company and the Bank remained above the capital ratio requirements to be considered well capitalized for regulatory purposes.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements are prepared in accordance with U.S. GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates, and the potential sensitivity of our consolidated financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate.

*Allowance for Credit Losses - Loans*

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of held for investment loans to present the net amount expected to be collected from the loans. The allowance for credit losses is adjusted through a charge (recovery) to provision for (recovery of) credit losses. Changes in the allowance for credit losses and, therefore, in the related provision can materially affect net income. In applying the judgment and review required to determine the allowance for credit losses, management considers changes in economic conditions, customer behavior, and collateral value, among other factors. From time to time, economic factors or business decisions may affect the composition and mix of the loan portfolio, causing management to increase or decrease the allowance for credit losses. When the Company determines that all or a portion of a loan is uncollectible, the appropriate amount is written off, and the allowance for credit losses is reduced by the same amount. The Company applies judgment to determine when a loan is deemed uncollectible; however, generally a loan will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the allowance for credit losses when received.

The allowance for credit losses is based on the accuracy of credit risk ratings on individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on nonaccrual loans, significant reliance on estimated loss rates on portfolios and consideration of our evaluation of macro-economic factors and trends. While our methodology in establishing the allowance for credit losses attributes portions of the allowance for credit losses to the residential and commercial portfolios, and other consumer portfolio, the entire allowance for credit losses is available to absorb credit losses in the total loan portfolio.

The Company estimates the allowance for credit losses in accordance with the current expected credit loss methodology for loans measured at amortized cost. The allowance for credit losses is established based upon the Company's current estimate of expected lifetime credit losses. Arriving at an appropriate amount of allowance for credit losses involves a high degree of judgment that requires management's ongoing review and grading of the loan portfolio. The Company estimates credit losses on a collective basis for loans sharing similar risk characteristics using a quantitative model combined with an assessment of certain qualitative factors. Management's judgment is required for the selection and application of these qualitative factors. Qualitative factors that the Company considers include, among other things, adjustments for imprecision inherent in the forecasts of macroeconomic variables, levels of criticized and classified loans and collection strategies management may employ to reduce these levels, portfolio dispersion and the unique characteristics of our Advantage Loan Program loans which could result in behavior different than our historic losses in a downside economic cycle. Loans that no longer share similar risk characteristics with any portfolio segment are subject to individual assessment and are removed from the collectively assessed segments. Management performs periodic sensitivity and stress testing using available economic forecasts in order to evaluate the adequacy of the allowance for credit losses under varying scenarios.

The allowance for credit losses may increase or decrease due to changes in economic conditions affecting borrowers and macroeconomic variables that our financial assets are more susceptible to, including unforeseen events such as natural disasters and pandemics, new information regarding existing financial assets, identification of additional problem assets, the fair value of underlying collateral, and other factors. These changes, both within and outside the Company's control, may frequently update and have a material impact on our financial results.

The Company's methodologies for estimating the allowance for credit losses considers available relevant information about the collectability of cash flows, including past events, current conditions, and reasonable supportable forecasts. For additional discussion of the Company's methodology in determining the allowance for credit losses, see Note 2—Summary of Significant Accounting Policies—Allowance for Credit Losses—Loans to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

*Fair Value*

Fair value is defined as the exit price, the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

We use fair value measurements to record fair value adjustments to certain financial instruments and to determine our fair value disclosures. For example, available for sale debt securities are carried at fair value at each reporting period. Other financial instruments, including substantially all of our loans held for sale, are not carried at fair value each period but may require nonrecurring fair value adjustments due to application of lower-of-cost-or-market accounting. We also disclose our estimate of fair value for financial instruments not recorded at fair value, such as loans held for investment or issuances of long-term debt.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value.

When developing fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. When available, we use quoted prices in active markets to measure fair value. If quoted prices in active markets are not available, fair value measurement is based upon models that use primarily market-based or independently sourced market parameters, such as interest rate yield curves and prepayment speeds.

In certain cases, when market observable inputs for model-based valuation techniques are not readily available, we are required to make judgments about assumptions market participants would use to estimate fair value.

Significant judgment is also required to determine whether certain assets measured at fair value are classified as Level 2 or Level 3 of the fair value hierarchy. When making this judgment, we consider available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. The classification of Level 2 or Level 3 is based upon the specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

See Note 16—Fair Value to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for more information on our use of fair value estimates.

**Balance Sheet and Capital Analysis**

*Loan Portfolio Composition.* The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

| | At December 31, | | | |
| | 2023 | | 2022 | |
| | Amount | % | Amount | % |
| | (Dollars in thousands) | | | |
|---|---|---|---|---|
| Real estate: | | | | |
| Residential real estate | $ 1,085,776 | 80 % | $ 1,391,276 | 84 % |
| Commercial real estate | 236,982 | 18 % | 221,669 | 13 % |
| Construction | 10,381 | 1 % | 44,503 | 3 % |
| Total real estate | 1,333,139 | 99 % | 1,657,448 | 100 % |
| Commercial and industrial | 15,832 | 1 % | 1,396 | — % |
| Other consumer | 1 | — % | 5 | — % |
| Total loans | 1,348,972 | 100 % | 1,658,849 | 100 % |
| Less: allowance for credit losses | (29,404) | | (45,464) | |
| Loans, net | $ 1,319,568 | | $ 1,613,385 | |

Most of our residential loans and other commercial loans have been made to individuals and businesses in the state of California, specifically in the San Francisco and Los Angeles metropolitan areas. As of December 31, 2023, approximately 80% of our loan portfolio was based in California with 56% and 24% in the San Francisco and Los Angeles metropolitan areas, respectively.

*Residential Loans.* Our loan portfolio consists primarily of residential real estate loans. At December 31, 2023 and 2022, residential real estate loans accounted for 80% and 84%, respectively, of total gross loans held for investment. Our residential loans totaled $1.1 billion at December 31, 2023, a decrease of $305.5 million, or 22%, from $1.4 billion at December 31, 2022. Our overall decline in residential loans is attributable to a number of factors. Most notably, in May 2022, we outsourced our residential loan origination function to a third-party service provider. In November 2022, we were notified of our residential loan originator's plans to exit the business. We used commercially reasonable efforts to evaluate and originate pending loan applications through February 28, 2023. We decided to not replace our residential loan origination service provider or commence efforts to develop a new origination platform, and as a result, our originations of residential real estate loans ceased. Also, contributing to the decline in residential loans, during the year ended December 31, 2023, loans with an amortized cost of $41.1 million were transferred from loans held for investment to loans held for sale and sold in May 2023. With the resolution in mid-2023 of the last of the government investigations that targeted the Bank and the Company, we commenced a full evaluation of our business and strategic alternatives. To that end, we engaged a consulting firm to help us develop a comprehensive strategic plan that we expect will include the incorporation of new banking products and services in light of our new status as a covered savings association. See "Item 1. Business — Overview—Our Strategy" for further detail.

*Commercial Loans.* We offer a variety of commercial loan products, consisting of commercial real estate loans, construction loans and commercial and industrial loans. Commercial loans totaled $263.2 million at December 31, 2023, a decrease of $4.4 million, or 2%, from December 31, 2022. Our construction loans decreased to $10.4 million from $44.5 million at December 31, 2022 due to our decision to originate construction loans on a limited basis. The majority of our commercial loans are secured by real estate or other business assets. Our commercial loans are almost exclusively recourse loans, as we generally obtain personal guarantees on each loan.

At December 31, 2023, commercial real estate loans totaled $237.0 million of which the largest portion of these loans, or 43%, are secured by multifamily properties. The repayment of commercial real estate loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy because it is dependent on the successful operation or development of the property or business involved. In addition, the collateral for commercial real estate loans is generally less readily marketable than for residential real estate loans, and its value may be more difficult to determine. A primary repayment risk for commercial real estate loans is the interruption or discontinuation of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations, vacancies or other events not under the control of the borrower. Additionally, with the higher interest rate environment and slowed transaction market, the commercial real estate sector faces increased risk of economic distress. See "Item 1A. Risk Factors—Risks Related to Credit" for further detail regarding the risks related to our commercial real estate loans. The table below summarizes the commercial real estate loan portfolio, by property type, as of December 31, 2023:

|  | At December 31, 2023 | |
| --- | ---: | ---: |
|  | Amount | Percent of Total |
|  | (Dollars in thousands) | |
| Commercial real estate: | | |
| Retail | $ 35,005 | 15 % |
| Multifamily | 102,773 | 43 % |
| Office | 39,211 | 17 % |
| Hotels/Single-room occupancy hotels | 3,574 | 2 % |
| Industrial | 29,720 | 12 % |
| Mixed-use | 13,503 | 6 % |
| Other | 13,196 | 5 % |
| Total | $ 236,982 | 100 % |

*Maturities and Sensitivities of Loans to Changes in Interest Rates.* The Company's loan portfolio includes adjustable-rate loans, primarily tied to Prime, U.S. Treasuries and SOFR, and fixed-rate loans, for which the interest rate does not change through the life of the loan. The following table sets forth the recorded investment by interest rate type in our loan portfolio at December 31, 2023:

| December 31, 2023 | Adjustable Rate | | | | Fixed Rate | Total |
| --- | ---: | ---: | ---: | ---: | ---: | ---: |
|  | Prime | Treasury | SOFR | Total | | |
|  | (Dollars in thousands) | | | | | |
| Residential real estate | $ 8,009 | $ 308,573 | $751,316 | $ 1,067,898 | $ 17,878 | $1,085,776 |
| Commercial real estate | — | 121,696 | 21,490 | 143,186 | 93,796 | 236,982 |
| Construction | 10,367 | — | — | 10,367 | 14 | 10,381 |
| Commercial and industrial | 14,019 | 130 | — | 14,149 | 1,683 | 15,832 |
| Other consumer | — | — | — | — | 1 | 1 |
| Total | $ 32,395 | $ 430,399 | $772,806 | $ 1,235,600 | $ 113,372 | $1,348,972 |
| % by rate type at December 31, 2023 | 3% | 32% | 57% | 92% | 8% | 100% |

Across our loan portfolio, our adjustable-rate loans are typically based on a 30-year amortization schedule and generally interest rates and payments adjust annually after a one-, three-, five- or seven-year initial fixed period. Our prime-based loans, which typically are commercial and industrial loans, construction loans and home equity loans, adjust to an interest rate equal to Prime or up to 238 basis points above Prime. Our commercial real estate loans predominately adjust based on the U.S. Treasury five-year constant maturity Treasury rate. Interest rates on our adjustable-rate SOFR-based loans adjust to an interest rate typically equal to 350 to 450 basis points above the one-year SOFR. Our Treasury-based residential loans adjust to an interest rate based on the U.S. Treasury one- and five-year constant maturity treasury rates.

The following table sets forth the contractual maturities of our loan portfolio and sensitivities of those loans to changes in interest rates at December 31, 2023. Overdraft loans are reported as being due in one year or less. The table does not include any estimate of prepayments that could significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

| December 31, 2023 | Due in One Year or Less | Due After One To Five Years | Due After Five To Fifteen Years | Due After Fifteen Years | Total |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Residential real estate | $ 4 | $ 384 | $ 11,698 | $ 1,073,690 | $ 1,085,776 |
| Commercial real estate | 42,360 | 66,053 | 128,569 | — | 236,982 |
| Construction | 10,367 | 14 | — | — | 10,381 |
| Commercial and industrial | 1,273 | 14,045 | 514 | — | 15,832 |
| Other consumer | 1 | — | — | — | 1 |
| Total | $ 54,005 | $ 80,496 | $ 140,781 | $ 1,073,690 | $ 1,348,972 |
| | | | | | |
| **Total loans with:** | | | | | |
| Adjustable interest rates | $ 10,574 | $ 38,628 | $ 124,876 | $ 1,061,522 | $ 1,235,600 |
| Fixed interest rates | 43,431 | 41,868 | 15,905 | 12,168 | 113,372 |
| Total loans | $ 54,005 | $ 80,496 | $ 140,781 | $ 1,073,690 | $ 1,348,972 |

The table set forth below contains the repricing dates of the adjustable-rate loans included within our loan portfolio at December 31, 2023:

| December 31, 2023 | Residential Real Estate | Commercial Real Estate | Construction | Commercial and Industrial | Other Consumer | Total |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Amounts to adjust in: | | | | | | |
| 6 months or less | $ 317,950 | $ 22,579 | $ 10,367 | $ 14,149 | $ — | $ 365,045 |
| After 6 months through 12 months | 392,661 | 13,568 | — | — | — | 406,229 |
| After 12 months through 24 months | 97,723 | 37,714 | — | — | — | 135,437 |
| After 24 months through 36 months | 111,372 | 3,442 | — | — | — | 114,814 |
| After 36 months through 60 months | 77,869 | 64,931 | — | — | — | 142,800 |
| After 60 months | 70,323 | 952 | — | — | — | 71,275 |
| Fixed to Maturity | 17,878 | 93,796 | 14 | 1,683 | 1 | 113,372 |
| Total | $1,085,776 | $ 236,982 | $ 10,381 | $ 15,832 | $ 1 | $ 1,348,972 |

At December 31, 2023, $117.6 million, or 10%, of our adjustable-rate loans were at their interest rate floor.

## Asset Quality

*Nonperforming Assets.* Nonperforming assets include nonaccrual loans, loans that are past due 90 days or more and still accruing interest and nonaccrual loans held for sale. Restructuring of loans to borrowers who are experiencing financial difficulty are accounted for as a modification and further evaluated as to classification of a performing or nonperforming asset. Prior to January 1, 2023, we included troubled debt restructuring loans in nonperforming assets.

In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing or when a loan becomes 90 days past due as to principal or interest. For nonaccrual loans, interest previously accrued but not collected is reversed and charged against income at the time a loan is placed on nonaccrual status.

Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table sets forth information regarding our nonperforming assets at the dates indicated.

| | At December 31, | |
| | 2023 | 2022 |
| | (Dollars in thousands) | |
| Nonaccrual loans [1][2]: | | |
| Residential real estate | $ 8,942 | $ 33,690 |
| Loans past due 90 days or more and still accruing interest | 31 | 35 |
| Other troubled debt restructurings [3] | — | 2,637 |
| Nonaccrual loans held for sale | — | 1,942 |
| Total nonperforming assets | $ 8,973 | $ 38,304 |
| Total loans [1] | $ 1,348,972 | $ 1,658,849 |
| Total assets | $ 2,416,003 | $ 2,444,735 |
| Total nonaccrual loans to total loans [2] | 0.66 % | 2.03 % |
| Total nonperforming assets to total assets | 0.37 % | 1.57 % |

(1) Loans are classified as held for investment and are presented before the allowance for credit losses.
(2) Total nonaccrual loans exclude nonaccrual loans held for sale and troubled debt restructurings prior to January 1, 2023. If nonaccrual loans held for sale are included, the ratio of total nonaccrual loans to total gross loans would be 2.14% at December 31, 2022.
(3) Other troubled debt restructurings at December 31, 2022 exclude those loans presented above as nonaccrual or past due 90 days or more and still accruing interest. Effective January 1, 2023, loan modifications involving borrowers experiencing financial difficulty are evaluated under the new credit loss model.

As of December 31, 2023, nonperforming assets totaled $9.0 million, a decrease of $29.3 million from $38.3 million at December 31, 2022. This decrease in nonperforming assets is primarily due to nonaccrual loans of $28.6 million that were transferred to held for sale in March 2023 and subsequently sold in May 2023. At the time of the transfer, a charge off on these nonaccrual loans of $4.2 million was recorded to the allowance for credit losses. The remainder of the decrease in nonaccrual loans is primarily due to loans of $4.2 million that were paid in full and loans of $5.8 million that were returned to accrual status. Partially offsetting these decreases, loans of $14.1 million were added to nonaccrual status of which $4.3 million were transferred to held for sale and sold in May 2023.

As a result of the decrease in nonaccrual loans, the ratio of nonaccrual loans to total loans held for investment decreased to 0.66% at December 31, 2023 from 2.03% at December 31, 2022. Also, our ratio of nonperforming assets to total assets decreased to 0.37% at December 31, 2023 from 1.57% at December 31, 2022.

The total amount of additional interest income on nonaccrual loans that would have been recorded if interest on all such loans had been recorded based upon the original contract terms was approximately $0.4 million, $2.0 million and $2.9 million for the year ended December 31, 2023, 2022 and 2021, respectively. The Company does not record interest income on nonaccrual loans.

***Delinquent Loans.*** The following table sets forth our loan delinquencies, including nonaccrual loans, by type and amount at the dates indicated.

| | At December 31, | | | | | |
| | 2023 | | | 2022 | | |
| | 30 - 59 Days Past Due | 60 - 89 Days Past Due | 90 Days or More Past Due | 30 - 59 Days Past Due | 60 - 89 Days Past Due | 90 Days or More Past Due |
| | (In thousands) | | | | | |
| Residential real estate | $ 16,634 | $ 2,305 | $ 8,973 | $ 17,980 | $ 5,337 | $ 33,725 |

Total loans 90 days or more past due, including nonaccrual loans, decreased $24.8 million, or 73%, from $33.7 million at December 31, 2022. This decrease was primarily attributable to the change in nonaccrual loans discussed in "—Nonperforming Assets" above.

*Classified Loans.* We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes homogeneous loans, such as residential real estate and other consumer loans, and non-homogeneous loans, such as commercial and industrial, construction and commercial real estate loans. This analysis is performed at least quarterly. The four risk categories utilized are Pass, Special Mention, Substandard and Doubtful. Loans in the Pass category are considered of satisfactory quality, while the remaining three categories indicate varying levels of increasing credit risk. See Note 5—Loans—Credit Quality to our consolidated financial statements for additional information about our risk categories.

Loans classified as Special Mention, Substandard and Doubtful were as follows at the dates indicated:

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Loans Held for Investment | Loans Held for Sale | Total | Loans Held for Investment | Loans Held for Sale | Total |
| | (Dollars in thousands) | | | | | |
| Special Mention: | | | | | | |
| Commercial real estate | $ 21,516 | $ — | $ 21,516 | $ 32,910 | $ 1,544 | $ 34,454 |
| Construction | — | — | — | 4,650 | — | 4,650 |
| Total Special Mention | 21,516 | — | 21,516 | 37,560 | 1,544 | 39,104 |
| Substandard: | | | | | | |
| Residential real estate | 8,973 | — | 8,973 | 33,725 | 1,942 | 35,667 |
| Commercial real estate | 18,678 | — | 18,678 | 1,539 | — | 1,539 |
| Construction | 8,776 | — | 8,776 | 8,484 | — | 8,484 |
| Total Substandard | 36,427 | — | 36,427 | 43,748 | 1,942 | 45,690 |
| Total[1] | $ 57,943 | $ — | $ 57,943 | $ 81,308 | $ 3,486 | $ 84,794 |
| | | | | | | |
| Total Loans | $ 1,348,972 | $ — | $ 1,348,972 | $ 1,658,849 | $ 7,725 | $1,666,574 |
| Classified assets to total loans | 4% | — | 4% | 5% | 45% | 5% |

(1)    We did not have any loans classified as Doubtful at December 31, 2023 and 2022.

Total Special Mention and Substandard loans were $57.9 million, or 4% of total gross loans, at December 31, 2023, compared to $84.8 million, or 5% of total gross loans, at December 31, 2022.

The decrease of $17.6 million in Special Mention loans was primarily attributable to loans that were downgraded from Special Mention to Substandard totaling $17.7 million, loans that were paid in full totaling $4.7 million and commercial real estate loans that were sold totaling $1.5 million.  The decrease in Special Mention loans was partially offset by loans that were downgraded from Pass totaling $7.0 million.

The decrease of $9.3 million in Substandard loans was primarily attributable to the sale of loans totaling $27.0 million in May 2023, loans that were paid in full totaling $7.1 million, loans that were upgraded to Pass totaling $5.2 million and the reduction of principal from payments totaling $2.5 million, which was partially offset by loans downgraded to Substandard totaling $32.5 million, which includes those loans downgraded from Special Mention discussed above. Commercial real estate loans downgraded to Substandard are performing in accordance with their terms, but there are concerns primarily regarding the underlying properties' debt service coverage ratios and the cash flows of the personal guarantors of the loans.

## Allowance for Credit Losses

We adopted ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("2016-13") on January 1, 2023 on a modified retrospective basis. This guidance changed the accounting for credit losses from an incurred loss model, which estimates a loss allowance based on current known and inherent losses within the loan portfolio, to an expected loss model, which estimates a credit loss based on losses expected to be recorded over the lifetime of the loan portfolio. We recorded a pre-tax cumulative effect adjustment to decrease the allowance for credit losses by $1.7 million and we established a liability for unfunded commitments of $0.6 million. The decrease in the allowance for credit losses was primarily due to our construction portfolio which has short contractual maturities and was partially offset by an increase in the allowance for credit losses in both our residential real estate and commercial real estate portfolios which have longer contractual maturities.

Based on our evaluation of our available for sale debt securities, we did not record an allowance for credit losses on these securities, upon adoption. See Note 3—Debt Securities in our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

The allowance for credit losses is a valuation allowance estimated at each balance sheet date in accordance with U.S. GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.  When the Company deems all or a portion of a loan to be uncollectible the appropriate amount is written off and the allowance for credit losses is reduced by the same amount.  Subsequent recoveries, if any, are credited to the allowance for credit losses when received. See Note 2—Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for a discussion of our allowance for credit losses accounting policy.

The Company estimates the allowance for credit losses on loans using a Probability of Default/Probability of Attrition model which incorporates probability of default, loss given default, exposure to default and probability of attrition attributes. The model considers relevant available information at both the portfolio and loan level from internal data that is supplemented by information sourced from a third party. The model also incorporates reasonable and supportable forecasts over an 8-quarter forecast period. We continued to consider the impact of inflation and the risk of a recession in our process for estimating expected credit losses along with the uncertainty related to the severity and duration of the economic consequences resulting from such events.  Our methodology and framework along with the 8-quarter forecast period and 2-quarter reversion period, which is the period where the macroeconomic variables are relaxed and revert to the average historical loss rates, have remained consistent since the implementation of the current expected credit loss model on January 1, 2023.

Since adoption, we have recalibrated the risk scaling of our loan portfolios compared to the shared pool data within our model.  Our economic forecasts reflect improved economic conditions compared to the forecasts made at adoption.  Key economic indicators used at December 31, 2023 showed lower unemployment, higher property values and stronger growth in gross domestic product than at January 1, 2023.

Also included in the allowance for credit losses on loans are qualitative amounts to cover risks that, in the Company's assessment, may not be adequately reflected in the quantitative analysis. Factors that the Company considers include, among other things, adjustments for imprecision inherent in the forecasts of macroeconomic variables, levels of criticized and classified loans and collection strategies management may employ to reduce these levels, portfolio dispersion and the unique characteristics of our Advantage Loan Program loans which could result in behavior different than our historic losses in a downside economic cycle.

Prior to the adoption of the current expected credit loss model, the allowance for loan losses was maintained at levels considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of the consolidated balance sheet reporting dates. The allowance for loan losses was based on management's assessment of various quantitative and qualitative factors affecting the loan portfolio, including portfolio composition, net charge-offs, delinquent and nonaccrual loans, foreclosures, Bank-specific factors (e.g., staff experience, underwriting guidelines etc.), national and local business conditions, historical loss experience, an overall evaluation of the quality of the underlying collateral and other external factors. These qualitative components included unemployment, commercial property vacancy rates, uncertainty in property values and deterioration in the overall macro-economic environment.

The following tables present the activity in the allowance for credit losses by portfolio segment for the year ended December 31, 2023:

| Year Ended December 31, 2023 | Residential Real Estate | | Commercial Real Estate | | Construction | | Commercial and Industrial | | Other Consumer | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | | |
| Allowance for credit losses: | | | | | | | | | | | | |
| Beginning balance | $ | 27,951 | $ | 11,694 | $ | 5,781 | $ | 38 | $ | — | $ | 45,464 |
| Adoption of ASU 2016-13 | | 865 | | 1,151 | | (3,633) | | (34) | | — | | (1,651) |
| Provision of ASU 2022-02 | | (11) | | — | | 391 | | — | | | | 380 |
| Provision for (recovery of) credit losses | | (8,433) | | 605 | | (1,158) | | 142 | | — | | (8,844) |
| Net (charge offs) recoveries | | | | | | | | | | | | |
| Charge offs | | (6,478) | | — | | — | | — | | — | | (6,478) |
| Recoveries | | 428 | | 100 | | 5 | | — | | — | | 533 |
| Total net (charge offs) recoveries | | (6,050) | | 100 | | 5 | | — | | — | | (5,945) |
| Total ending balance | $ | 14,322 | $ | 13,550 | $ | 1,386 | $ | 146 | $ | — | $ | 29,404 |
| Average gross loans during period | $ | 1,231,521 | $ | 228,963 | $ | 29,020 | $ | 9,827 | $ | 38 | $ | 1,499,369 |
| Net (charge offs) recoveries to average gross loans during period | | (0.49)% | | 0.04% | | 0.02% | | — % | | — % | | (0.40)% |

The following table presents the activity in the allowance for loan losses for the year ended December 31, 2022 and 2021, as determined in accordance with ASC 310, *Receivables* ("ASC 310"), prior to the adoption of ASU 2016-13:

| Year Ended December 31, 2022 | Residential Real Estate | | Commercial Real Estate | | Construction | | Commercial Lines of Credit | | Other Consumer | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | | |
| Allowance for loan losses: | | | | | | | | | | | | |
| Beginning balance | $ | 32,202 | $ | 12,608 | $ | 11,730 | $ | 8 | $ | — | $ | 56,548 |
| Provision for (recovery of) loan losses | | (5,105) | | 3,060 | | (7,919) | | 30 | | — | | (9,934) |
| Net (charge offs) recoveries | | | | | | | | | | | | |
| Charge offs | | (197) | | (4,064) | | — | | — | | — | | (4,261) |
| Recoveries | | 1,051 | | 90 | | 1,970 | | — | | — | | 3,111 |
| Total net (charge offs) recoveries | | 854 | | (3,974) | | 1,970 | | — | | — | | (1,150) |
| Total ending balance | $ | 27,951 | $ | 11,694 | $ | 5,781 | $ | 38 | $ | — | $ | 45,464 |
| Average gross loans during period | $ | 1,524,331 | $ | 225,480 | $ | 63,841 | $ | 879 | $ | 42 | $ | 1,814,573 |
| Net (charge offs) recoveries to average gross loans during period | | 0.06% | | (1.76)% | | 3.09% | | —% | | —% | | (0.06)% |

| Year Ended December 31, 2021 | Residential Real Estate | | Commercial Real Estate | | Construction | | Commercial Lines of Credit | | Other Consumer | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | | |
| Allowance for loan losses: | | | | | | | | | | | | |
| Beginning balance | $ | 32,366 | $ | 21,942 | $ | 17,988 | $ | 91 | $ | — | $ | 72,387 |
| Provision for (recovery of) loan losses | | (1,578) | | (2,052) | | (4,552) | | (83) | | — | | (8,265) |
| Net (charge offs) recoveries | | | | | | | | | | | | |
| Charge offs | | — | | (7,921) | | (1,965) | | — | | — | | (9,886) |
| Recoveries | | 1,414 | | 639 | | 259 | | — | | — | | 2,312 |
| Total net (charge offs) recoveries | | 1,414 | | (7,282) | | (1,706) | | — | | — | | (7,574) |
| Total ending balance | $ | 32,202 | $ | 12,608 | $ | 11,730 | $ | 8 | $ | — | $ | 56,548 |
| Average gross loans during period | $ | 1,910,032 | $ | 270,564 | $ | 154,920 | $ | 2,873 | $ | 46 | $ | 2,338,435 |
| Net (charge offs) recoveries to average gross loans during period | | 0.07% | | (2.69)% | | (1.10)% | | —% | | —% | | (0.32)% |

Our allowance for credit losses at December 31, 2023 was $29.4 million, or 2.18% of total loans held for investment, compared to $44.2 million, or 2.66% (after the adoption of ASU 2016-13 and ASU 2022-02), of total loans held for investment, at January 1, 2023. Our allowance for credit losses as a percentage of total gross loans decreased due in part to the improved credit quality of the loan portfolio, the overall decline in the loan portfolio and improvement in the economic forecasts used in our quantitative model. In addition, our allowance for credit losses as a percentage of nonaccrual loans was 329% and 135% as of December 31, 2023 and 2022, respectively.

Our net charge offs during the year ended December 31, 2023 were $5.9 million compared to $1.2 million for the comparable period in 2022. Our net charge offs during the year ended December 31, 2023 included $6.5 million in write-downs of our recorded investment in connection with the transfer of nonaccrual and delinquent residential real estate loans to held for sale. Our net charge offs during the year ended December 31, 2022 included $4.1 million in write-downs of our recorded investment in higher risk commercial real estate loans held in the loan portfolio with an unpaid principal balance of $21.9 million, which were subsequently sold during September 2022.

The following table sets forth the allowance for credit losses allocated by loan category at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for credit losses to absorb losses in other categories.

| | | At December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2023 | | | | 2022 | |
| | Allowance for Credit Losses | Percent of Allowance for Credit Losses to Category of Loans | Percent of Loans in Each Category to Total Loans | Allowance for Credit Losses | Percent of Allowance for Credit Losses to Category of Loans | Percent of Loans in Each Category to Total Loans |
| | | | (Dollars in thousands) | | | | |
| Residential real estate | $ 14,322 | 1.32 % | 80 % | $ 27,951 | 2.01 % | 84 % |
| Commercial real estate | 13,550 | 5.72 % | 18 % | 11,694 | 5.28 % | 13 % |
| Construction | 1,386 | 13.35 % | 1 % | 5,781 | 12.99 % | 3 % |
| Commercial and industrial | 146 | 0.92 % | 1 % | 38 | 2.72 % | — % |
| Total | $ 29,404 | 2.18 % | 100 % | $ 45,464 | 2.74 % | 100 % |
| Nonaccrual loans [1] | $ 8,942 | | | $ 33,690 | | |
| Nonperforming loans and troubled debt restructurings [2][3] | $ 8,973 | | | $ 36,362 | | |
| Total loans | $ 1,348,972 | | | $ 1,658,849 | | |
| Allowance for credit losses to nonaccrual loans [1] | 329 % | | | 135 % | | |
| Allowance for credit losses to total loans | 2.18 % | | | 2.74 % | | |

(1) Nonaccrual loans exclude nonaccrual loans held for sale.
(2) Nonperforming loans and troubled debt restructurings exclude nonaccrual loans and troubled debt restructurings in loans held for sale. Effective January 1, 2023, loan modifications involving borrowers experiencing financial difficulty are evaluated under the new credit loss model. There were no such loan modifications during the year ended December 31, 2023.
(3) Nonperforming loans include loans 90 days or more past due and still accruing interest.

Although we believe that we use the best information available to establish the allowance for credit losses, future adjustments to the allowance for credit losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in determining the allowance for credit losses. Furthermore, while we believe we have established our allowance for credit losses in conformity with U.S. GAAP, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for credit losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate or that increases will not be necessary should the quality of any loans deteriorate. Any material increase in the allowance for credit losses may adversely affect our financial condition and results of operations.

*Collateral-Dependent Loans*

Collateral-dependent loans are those for which repayment (on the basis of the Company's assessment as of the reporting date) is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. As of December 31, 2023, the amortized cost basis of collateral-dependent loans was $4.0 million. These loans were collateralized by residential real estate property and the fair value of collateral on substantially all collateral-dependent loans were significantly in excess of their amortized cost basis.

*Modifications to Borrowers Experiencing Financial Difficulty*

In January 2023, the Company adopted ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02") which eliminated the recognition and measurement accounting guidance for troubled debt restructurings while enhancing disclosures requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Previously, loans that were modified resulting in a concession, and for which the borrower was experiencing financial difficulties, were considered troubled debt restructurings. The Company adopted the provisions of ASU 2022-02 on January 1, 2023, along with its adoption of ASU 2016-13. On the date of adoption, the Company increased its allowance for credit losses by $0.4 million, and recorded a cumulative effect adjustment of $0.3 million, net of the income tax impact of $0.1 million, to decrease the opening balance of retained earnings as of January 1, 2023, for the initial application of ASU 2022-02. The cumulative effect adjustment (before tax) represents the difference between the allowance previously determined under the troubled debt restructuring model and the allowance determined under the new credit loss accounting model for such loans on the adoption date.

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.  Historically, the Company has provided loan forbearances to residential borrowers when mandated and modified construction loans by providing term extensions. The Company did not have any loans held for investment made to borrowers experiencing financial difficulty that were modified during the year ended December 31, 2023. The Company did not have any loans held for investment made to borrowers experiencing financial difficulty that were previously modified that subsequently defaulted during the year ended December 31, 2023.

**Investment Securities Portfolio**

The following table sets forth the amortized cost and estimated fair value of our available for sale debt securities portfolio at the dates indicated.

| | At December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2023 | | 2022 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (In thousands) | | | |
| U.S. Treasury and Agency securities | $ 253,107 | $ 248,988 | $ 175,878 | $ 168,437 |
| Mortgage-backed securities | 35,757 | 31,927 | 41,388 | 36,733 |
| Collateralized mortgage obligations | 151,196 | 138,157 | 153,066 | 138,241 |
| Collateralized debt obligations | 151 | 141 | 157 | 147 |
| Total | $ 440,211 | $ 419,213 | $ 370,489 | $ 343,558 |

We increased the size of our available for sale debt securities portfolio (on an amortized-cost basis) by $69.7 million, or 19%, from December 31, 2022 to December 31, 2023. We continually evaluate our investment securities portfolio in response to established asset/liability management objectives and changing market conditions that could affect profitability and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities and change the composition of our investment securities portfolio.

For available for sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost.  If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, we evaluate at the individual security level whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of income taxes.

We review the debt securities portfolio on a quarterly basis to determine the cause and magnitude of declines in the fair value of each security. At December 31, 2023, gross unrealized losses on debt securities totaled $21.1 million. Our U.S. Treasury and Agency securities, mortgage-backed securities and the majority of the collateralized mortgage obligations are issued or guaranteed by the U.S. government, its agencies and government-sponsored enterprises. The Company has a long history with no credit losses from issuers of U.S. government, its agencies and government-sponsored enterprises. Also, our available for sale debt securities are explicitly or implicitly fully guaranteed by the U.S. government. As a result, management does not expect any credit losses on its available for sale debt securities. Accordingly, we have not recorded an allowance for credit losses for our available for sale debt securities at December 31, 2023.

Our equity securities consist of an investment in a qualified community reinvestment act investment fund, which is a publicly-traded mutual fund, and an investment in the common equity of Pacific Coast Banker's Bank, a thinly traded restricted stock. At December 31, 2023 and 2022, our equity securities totaled $4.7 million and $4.6 million, respectively.

We are required to hold non-marketable equity securities, comprised of FHLB stock, as a condition of our membership in the FHLB system. Our FHLB stock is accounted for at cost, which equals its par value. During the year ended December 31, 2023, the FHLB redeemed shares of its stock, at par value. We received proceeds from the redemption of $1.4 million. At December 31, 2023 and 2022, we held FHLB stock of $18.9 million and $20.3 million, respectively.

During the year ended December 31, 2023, we purchased FRB stock as a condition of our membership in the Federal Reserve System, which is required of us as a covered savings association. Our FRB stock is considered a non-marketable equity security that is accounted for at cost, which equals its par value. At December 31, 2023, we held $9.0 million in FRB stock.

***Investment Portfolio Maturities and Yields.*** The table below presents the maturity distribution at amortized cost and weighted-average yield to maturity of our available for sale debt securities portfolio at December 31, 2023. The weighted average yields were calculated using the amortized cost of the debt securities (on a pre-tax basis). The maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

| | At December 31, 2023 | | | | | | | | | |
| | One Year or Less | | More Than One Year Through Five Years | | More Than Five Years Through Ten Years | | More Than Ten Years | | Total | |
| | Amortized Cost | Yield | Amortized Cost | Yield | Amortized Cost | Yield | Amortized Cost | Yield | Amortized Cost | Yield |
| | | | | | (Dollars in thousands) | | | | | |
| U.S. Treasury and Agency securities | $ 173,633 | 4.3 % | $ 79,474 | 1.9 % | $ — | — % | $ — | — % | $ 253,107 | 3.5 % |
| Mortgage-backed securities | — | — | — | — | 23,082 | 1.3 % | 12,675 | 2.9 % | 35,757 | 1.9 % |
| Collateralized mortgage obligations | 16,180 | 5.4 | 99 | 9.3 | 16,161 | 4.3 % | 118,756 | 3.0 % | 151,196 | 3.4 % |
| Collateralized debt obligations | — | — | — | — | 151 | 7.7 % | — | — % | 151 | 7.7 % |
| Total available for sale debt securities | $ 189,813 | 4.4 % | $ 79,573 | 1.9 % | $ 39,394 | 2.5 % | $ 131,431 | 2.9 % | $ 440,211 | 3.3 % |

**Deposits**

Deposits are the primary source of funding for the Company. We regularly review the need to adjust our deposit offering rates on various deposit products in order to maintain a stable liquidity profile and a competitive cost of funds. We obtain funds from depositors by offering a range of deposit types, including demand, savings money market and time. The following table sets forth the composition of our deposits by account type at the dates indicated.

| | At December 31, | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| | (In thousands) | | | |
| Noninterest-bearing deposits | $ | 35,245 | $ | 53,041 |
| Money market, savings and NOW | | 1,095,521 | | 1,039,263 |
| Time deposits | | 873,220 | | 861,733 |
| Total deposits | $ | 2,003,986 | $ | 1,954,037 |

Total deposits were $2.0 billion as of December 31, 2023, reflecting an increase of $49.9 million, or 3%, compared to December 31, 2022. Our money market, savings and NOW deposits increased by $56.3 million, or 5%, and our time deposits increased by $11.5 million, or 1%. Our noninterest-bearing demand deposits were $35.2 million as of December 31, 2023, a decrease of $17.8 million, or 34%, compared to December 31, 2022. Our current strategy is to continue to offer market interest rates on our deposit products to maintain our existing customer base and our liquidity position.

The following table sets forth the distribution of average deposits by account type and weighted average rates at the dates indicated.

| | Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2023** | | | | **2022** | | | |
| | **Average Balance** | | **Percent of Total Deposits** | **Average Rate** | **Average Balance** | | **Percent of Total Deposits** | **Average Rate** |
| | (Dollars in thousands) | | | | | | | |
| Demand deposits | $ | 43,702 | 2 % | — % | $ | 67,953 | 3 % | — % |
| Money Markets, Savings and NOW | | 1,049,818 | 52 % | 2.82 % | | 1,215,059 | 59 % | 0.58 % |
| Time deposits | | 912,966 | 46 % | 3.02 % | | 782,760 | 38 % | 1.02 % |
| Total deposits | $ | 2,006,486 | 100 % | 2.85 % | $ | 2,065,772 | 100 % | 0.73 % |

Our estimated uninsured deposits were $434.4 million, or 22%, of total deposits and were $406.3 million, or 21% of total deposits at December 31, 2023 and 2022, respectively. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank's regulatory reporting requirements, which does not reflect an evaluation of all of the account styling distinctions that would determine the availability of deposit insurance to individual accounts based on FDIC regulations.

The portion of our U.S. time deposits, by account, that are in excess of the FDIC insurance limit of $250,000 was $89.7 million at December 31, 2023. See "Item 1. Business—Supervision and Regulation—Federal Banking Regulation—Federal Insurance of Deposit Accounts" for additional discussion of the FDIC insurance limits. The following table presents the amount of time deposits in excess of $250,000, segregated by time remaining until maturity, at December 31, 2023:

| | At December 31, 2023 | |
|---|---|---|
| | (In thousands) | |
| Maturing Period: | | |
| Three months or less | $ | 25,376 |
| Over three months through six months | | 26,443 |
| Over six months through twelve months | | 25,705 |
| Over twelve months | | 12,198 |
| Total | $ | 89,722 |

**Borrowings**

In addition to deposits, we use short-term borrowings, such as FHLB advances and drawdowns on an overdraft credit line with the FHLB, as sources of funds to meet the daily liquidity needs of our customers. Our short-term advances with the FHLB consist primarily of advances of funds for one- or two-week periods.

At December 31, 2023 and 2022, our outstanding FHLB borrowings consisted of a long-term fixed rate advance of $50.0 million with an interest rate of 1.96% and a maturity date of May 2029, although the advance is callable by the FHLB in May 2024.

At December 31, 2022, we had outstanding Subordinated Notes in a principal amount of $65.0 million, which have a variable interest rate equal to the three-month LIBOR rate plus a margin of 5.82%. In July 2023, the Company redeemed the Subordinated Notes at a redemption price equal to 100% of the outstanding principal amount plus accrued interest for a total cash payment of $66.8 million.

At December 31, 2023, we had the ability to borrow an additional $311.2 million from the FHLB, which included an available line of credit of $20.0 million. In addition, we have standby letters of credit, totaling $2.0 million, which provide credit support for certain of our obligations related to our commitments to repurchase certain pools of Advantage Loan Program loans. We also had available credit lines with other banks totaling $80.0 million. There were no borrowings outstanding on the lines of credit with other banks.

**Shareholders' Equity**

Total shareholders' equity was $327.7 million at December 31, 2023 compared to $312.6 million at December 31, 2022. The increase in shareholders' equity is primarily attributable to net income of $7.4 million for the year and a $4.3 million reduction in the unrealized loss on our investment securities portfolio included in accumulated other comprehensive loss as a result of lower market yields of U.S. Treasury securities of longer maturities at December 31, 2023.

## Analysis of Results of Operations

### Year Ended December 31, 2023 compared to Year Ended December 31, 2022

*General.* The Company had net income of $7.4 million for the year ended December 31, 2023 compared to a net loss of $(14.2) million for the year ended December 31, 2022.

*Average Balance Sheet and Related Yields and Rates.* The following table sets forth the average balance sheet, interest income or interest expense, average interest rate for each category of interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin on average interest-earning assets. The average balances are daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | | 2021 | | |
| | Average Balance | Interest | Average Yield/ Rate | Average Balance | Interest | Average Yield/ Rate | Average Balance | Interest | Average Yield/ Rate |
| | (Dollars in thousands) | | | | | | | | |
| **Interest-earning assets** | | | | | | | | | |
| Loans [1] | | | | | | | | | |
| Residential real estate and other consumer | $ 1,231,559 | $ 71,491 | 5.80 % | $ 1,524,373 | $ 71,229 | 4.67 % | $ 1,910,078 | $ 89,985 | 4.71 % |
| Commercial real estate | 228,963 | 11,401 | 4.98 % | 225,480 | 10,921 | 4.84 % | 270,564 | 13,400 | 4.95 % |
| Construction | 29,020 | 2,987 | 10.29 % | 63,841 | 5,179 | 8.11 % | 154,920 | 10,235 | 6.61 % |
| Commercial and industrial | 9,827 | 805 | 8.19 % | 879 | 46 | 5.23 % | 2,873 | 202 | 7.03 % |
| Total loans | 1,499,369 | 86,684 | 5.78 % | 1,814,573 | 87,375 | 4.82 % | 2,338,435 | 113,822 | 4.87 % |
| Securities, includes restricted stock [2] | 393,767 | 12,056 | 3.06 % | 377,959 | 6,426 | 1.70 % | 274,339 | 1,794 | 0.65 % |
| Other interest-earning assets | 532,789 | 28,049 | 5.26 % | 380,236 | 6,131 | 1.61 % | 747,837 | 925 | 0.12 % |
| Total interest-earning assets | 2,425,925 | 126,789 | 5.23 % | 2,572,768 | 99,932 | 3.88 % | 3,360,611 | 116,541 | 3.47 % |
| **Noninterest-earning assets** | | | | | | | | | |
| Cash and due from banks | 4,326 | | | 3,942 | | | 6,652 | | |
| Other assets | 28,648 | | | 33,547 | | | 40,881 | | |
| Total assets | $ 2,458,899 | | | $ 2,610,257 | | | $ 3,408,144 | | |
| **Interest-bearing liabilities** | | | | | | | | | |
| Money market, savings and NOW | $ 1,049,818 | $ 29,559 | 2.82 % | $ 1,215,059 | $ 7,006 | 0.58 % | $ 1,340,083 | $ 3,224 | 0.24 % |
| Time deposits | 912,966 | 27,550 | 3.02 % | 782,760 | 7,986 | 1.02 % | 1,244,116 | 14,892 | 1.20 % |
| Total interest-bearing deposits | 1,962,784 | 57,109 | 2.91 % | 1,997,819 | 14,992 | 0.75 % | 2,584,199 | 18,116 | 0.70 % |
| FHLB borrowings | 50,000 | 994 | 1.99 % | 89,822 | 1,169 | 1.30 % | 294,095 | 3,118 | 1.06 % |
| Subordinated Notes, net | 34,683 | 3,727 | 10.60 % | 65,310 | 4,969 | 7.50 % | 65,367 | 4,127 | 6.31 % |
| Total borrowings | 84,683 | 4,721 | 5.50 % | 155,132 | 6,138 | 3.90 % | 359,462 | 7,245 | 2.02 % |
| Total interest-bearing liabilities | 2,047,467 | 61,830 | 3.02 % | 2,152,951 | 21,130 | 0.98 % | 2,943,661 | 25,361 | 0.86 % |
| **Noninterest-bearing liabilities** | | | | | | | | | |
| Demand deposits | 43,702 | | | 67,953 | | | 62,875 | | |
| Other liabilities | 52,220 | | | 50,740 | | | 70,725 | | |
| Shareholders' equity | 315,510 | | | 338,613 | | | 330,883 | | |
| Total liabilities and shareholders' equity | $ 2,458,899 | | | $ 2,610,257 | | | $ 3,408,144 | | |
| Net interest income and spread [2] | | $ 64,959 | 2.21 % | | $ 78,802 | 2.90 % | | $ 91,180 | 2.61 % |
| Net interest margin [2] | | | 2.68 % | | | 3.06 % | | | 2.71 % |

(1) Nonaccrual loans are included in the respective average loan balances. Income, if any, on such loans is recognized on a cash basis.
(2) Interest income does not include taxable equivalence adjustments.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior period's rate), (2) changes attributable to rate (change in rate multiplied by the prior period's volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

| | Year Ended December 31, 2023 vs 2022 | | | Year Ended December 31, 2022 vs 2021 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) due to | | Net Increase | Increase (Decrease) due to | | Net Increase |
| | Volume | Rate | (Decrease) | Volume | Rate | (Decrease) |
| | (In thousands) | | | | | |
| **Change in interest income:** | | | | | | |
| Loans | | | | | | |
| Residential real estate and other consumer | $ (15,130) | $ 15,392 | $ 262 | $ (17,999) | $ (757) | $ (18,756) |
| Commercial real estate | 167 | 313 | 480 | (2,187) | (292) | (2,479) |
| Construction | (3,333) | 1,141 | (2,192) | (7,001) | 1,945 | (5,056) |
| Commercial and industrial | 719 | 40 | 759 | (114) | (42) | (156) |
| Total loans | (17,577) | 16,886 | (691) | (27,301) | 854 | (26,447) |
| Securities, includes restricted stock | 280 | 5,350 | 5,630 | 878 | 3,754 | 4,632 |
| Other interest-earning assets | 3,295 | 18,623 | 21,918 | (650) | 5,856 | 5,206 |
| Total change in interest income | (14,002) | 40,859 | 26,857 | (27,073) | 10,464 | (16,609) |
| **Change in interest expense:** | | | | | | |
| Money market, savings and NOW | (1,084) | 23,637 | 22,553 | (329) | 4,111 | 3,782 |
| Time deposits | 1,530 | 18,034 | 19,564 | (4,917) | (1,989) | (6,906) |
| Total interest-bearing deposits | 446 | 41,671 | 42,117 | (5,246) | 2,122 | (3,124) |
| FHLB borrowings | (644) | 469 | (175) | (2,535) | 586 | (1,949) |
| Subordinated Notes, net | (2,813) | 1,571 | (1,242) | (4) | 846 | 842 |
| Total change in interest expense | (3,011) | 43,711 | 40,700 | (7,785) | 3,554 | (4,231) |
| Change in net interest income | $ (10,991) | $ (2,852) | $ (13,843) | $ (19,288) | $ 6,910 | $ (12,378) |

*Net Interest Income.* Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends primarily upon the volume of interest-earning assets and interest-bearing liabilities and the corresponding interest rates earned or paid. Our net interest income is significantly impacted by changes in interest rates and market yield curves and their related impact on cash flows.

Net interest income was $65.0 million for the year ended December 31, 2023, a decrease of $13.8 million, or 18%, from $78.8 million for the same period in 2022. The decrease primarily reflects the continued decline in our balance sheet, as well as the decline in our net interest margin and net interest spread. The decrease in net interest income primarily reflects interest expense, principally on deposits, increasing more than interest income during the rising rate environment which began in 2022 and continued into 2023. The rising rate environment reflects the FOMC increasing the target range for the federal funds rate by a total of 525 basis points from the end of the first quarter of 2022 to July 2023. The prevailing market rate environment combined with significant competition for deposits resulted in significant disparity between the impact on interest expense compared to interest income. In addition, the decline in net interest income partially reflects the continued reduction of our loan portfolio as we have discontinued the origination of residential mortgage loans.

Interest income was $126.8 million for the year ended December 31, 2023, an increase of $26.9 million, or 27%, from $99.9 million for the same period in 2022. The increase in interest income was primarily due to the average balance of other interest-earning assets (primarily interest-bearing cash deposits) increasing $152.6 million, or 40%, and the yield on such assets increasing 365 basis points. These assets benefitted the most from the rising rate environment as correspondent banks and the Federal Reserve substantially increased their deposit rates and overnight funding rates during the past two years. In addition, the yield on our investment securities increased 136 basis points. Interest income on our loans in 2023 was essentially flat compared to 2022. Despite the yield on our average balance of loans increasing 96 basis points primarily due to rates resetting higher on our adjustable-rate residential real estate loans as these mortgages repriced at higher rates due to the rising interest rates, the impact of the rising interest rates was offset by a decline in the average balance of loans of $315.2 million, or 17%.

Interest expense was $61.8 million for the year ended December 31, 2023, an increase of $40.7 million, or 193%, from the year ended December 31, 2022. The increase in interest expense was primarily due to a 216 basis point increase in the average rate paid on interest-bearing deposits, reflecting the effects of the increasing rate environment during 2022 which continued into the first half of 2023. We continued to competitively price our deposits as rates continued to rise and as competition for deposits significantly increased throughout 2023. Partially offsetting the increase in interest expense relating to interest-bearing deposits, the average balance of FHLB borrowings declined $39.8 million due to $100.0 million in borrowings that were called by the FHLB during the second quarter of 2022 and the average balance of Subordinated Notes declined $30.6 million due to the redemption of all of our Subordinated Notes in the third quarter of 2023 at a redemption price equal to 100% of the outstanding principal amount plus accrued interest.

*Net Interest Margin and Interest Rate Spread.* Net interest margin was 2.68% for the year ended December 31, 2023, reflecting a decline of 38 basis points from 3.06% for the year ended December 31, 2022. The interest rate spread was 2.21% for the year ended December 31, 2023, reflecting a decline of 69 basis points from 2.90% for the year ended December 31, 2022.  Our net interest margin and interest rate spread for the year ended December 31, 2023 compared to the prior year were negatively impacted by the 204 basis points increase in interest-bearing liabilities outpacing the 135 basis points increase in interest-earning assets.

*Provision for (Recovery of) Credit Losses.* The following table presents the components of our provision for (recovery of) credit losses:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| | (In thousands) | | |
| Provision for (recovery of) credit losses: | | | |
| Loans | $ (8,844) | $ | (9,934) |
| Off-balance sheet credit exposures | 317 | | — |
| Total | $ (8,527) | $ | (9,934) |

Our recovery for credit losses was $(8.5) million for the year ended December 31, 2023, compared to a recovery for loan losses of $(9.9) million for the year ended December 31, 2022. We adopted ASU 2016-13 on January 1, 2023 on a modified retrospective basis. This guidance changes the accounting for credit losses from an incurred loss model, which estimates a loss allowance based on current known and inherent losses within the loan portfolio to an expected loss model, which estimates a credit loss based on losses expected to be recorded over the lifetime of the loan portfolio.  Our recovery for credit losses for the year ended December 31, 2023 is primarily due to the $309.9 million, or 19%, reduction in our loan portfolio, and the improvement both in the credit quality of our loan portfolio as well as an improvement in the economic forecast utilized in the analysis of our allowance for credit losses. Nonperforming assets at December 31, 2023 totaled $9.0 million, a decline of $29.3 million, or 77%, from $38.3 million at December 31, 2022 primarily as a result of the sale of nonperforming and chronically delinquent residential real estate loans in the second quarter of 2023. See "—Asset Quality—Allowance for Credit Losses" for additional information.

*Non-interest Income.* The components of non-interest income were as follows:

| | Year Ended December 31, | | Change | |
| | 2023 | 2022 | Amount | Percent |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Service charges and fees | $ 344 | $ 435 | $ (91) | (21)% |
| Gain (loss) on sale of investment securities | (113) | 32 | (145) | N/M |
| Gain on sale of mortgage loans held for sale | 1,623 | 143 | 1,480 | N/M |
| Unrealized gain (loss) on equity securities | 61 | (580) | 641 | N/M |
| Net servicing income (loss) | 308 | (20) | 328 | N/M |
| Income earned on company-owned life insurance | 327 | 751 | (424) | (56)% |
| Other | 236 | 586 | (350) | (60)% |
| Total non-interest income | $ 2,786 | $ 1,347 | $ 1,439 | N/M |

N/M - not meaningful

Non-interest income of $2.8 million for the year ended December 31, 2023 reflected an increase of $1.4 million compared to the same period in 2022. The increase was primarily attributable to a $1.6 million gain on the sale of held for sale loans, comprised primarily of nonperforming and chronically delinquent residential real estate loans, which sold in the second quarter of 2023. The fair value of equity securities increased $0.1 million in 2023 compared to a $0.6 million decrease in 2022. Net servicing income improved $0.3 million in 2023 compared to 2022 primarily due to the lower amortization of mortgage servicing rights as loans serviced for others declined by $21.6 million compared to 2022 and the disposition of mortgage servicing rights of $0.9 million in connection with the repurchase of Advantage Loan Program loans in 2022. Income earned on company-owned life insurance declined by $0.4 million in 2023 compared to 2022 due to the surrender of certain policies in 2022. Other non-interest income in 2023 includes a gain on the extinguishment of our Subordinated Notes of $0.2 million and in 2022 it includes $0.4 million in recoveries of the loan valuation losses previously taken on certain commercial real estate loans held for sale that were sold in 2022.

*Non-interest Expense.* The components of non-interest expense were as follows:

| | Year Ended December 31, | | Change | |
| | 2023 | 2022 | Amount | Percent |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Salaries and employee benefits | $ 35,937 | $ 33,507 | $ 2,430 | 7 % |
| Occupancy and equipment | 8,369 | 8,657 | (288) | (3)% |
| Professional fees | 10,076 | 23,908 | (13,832) | (58)% |
| FDIC assessments | 1,058 | 1,146 | (88) | (8)% |
| Data processing | 2,941 | 3,058 | (117) | (4)% |
| Net provision for (recovery of) mortgage repurchase liability | (59) | (639) | 580 | 91 % |
| Provision for contingent losses | — | 18,239 | (18,239) | 100 % |
| Other | 7,388 | 9,772 | (2,384) | (24)% |
| Total non-interest expense | $ 65,710 | $ 97,648 | $ (31,938) | (33)% |

Non-interest expense of $65.7 million for the year ended December 31, 2023 reflected a decrease of $31.9 million, or 33%, compared to $97.6 million for the year ended December 31, 2022. The decrease was primarily attributable to decreases in the provision for contingent losses and professional fees.

In the fourth quarter of 2022, we increased our liability for contingent losses by $18.2 million reflecting our revised estimate of the financial impact of the resolution of the DOJ investigation.

Professional fees were $10.1 million for the year ended December 31, 2023, a decrease of $13.8 million, or 58%, compared to 2022 due in part to receiving $5.9 million more in 2023 in payments from our insurance carriers for expenses previously incurred relating to the government investigations compared to 2022. Professional fees for

2023 also decreased substantially as the government investigations against the Company and Bank were resolved. At December 31, 2023, the Company was no longer the target of government investigations. However, although reimbursement of fees paid to certain third parties decreased in 2023 compared to 2022, there has been an increase in our advancement of legal costs to certain individuals related to their participation in the government investigations with respect to individuals during the fourth quarter of 2023 compared to earlier in the year. In addition, our D&O Insurance is exhausted, with our final payment received in December 2023. To the extent the government investigations with respect to individuals continue and involve the cooperation of individuals entitled to advancement and indemnification, we are likely to continue to receive and pay such claims in accordance with our legal obligations but for which we no longer have insurance. To the extent we are not permitted to deny advancement or reimbursement or otherwise elect to advance or reimburse individuals, we must pay these expenses as they are incurred.

Salaries and employee benefits expense increased $2.4 million, or 7%. Stock-based compensation expense during 2023 as compared with the prior year increased $1.2 million due to an increase in restricted stock awards granted in 2023. This increase in restricted stock grants was due in part to the restructuring of our chief executive officer's compensation, granting him a restricted stock award valued at approximately $2.0 million which vests over an 18-month period, while reducing his annual base salary from $3.0 million to $0.95 million annually. This restructuring, along with staff reductions in various support and residential mortgage origination functions, contributed to a decrease of $2.1 million in salaries and benefits expense in 2023 compared to 2022. Additionally, the 2022 period includes the cancellation of certain deferred compensation and split dollar life insurance agreement with our controlling shareholder which resulted in the reversal of the related liabilities of $4.5 million upon the surrender of a large split-dollar life program and certain company-owned life insurance policies.

Other non-interest expense decreased $2.4 million from the prior year due primarily to $2.3 million of fair value discounts on $65.6 million of Advantage Loan Program loans repurchased during 2022. The loss on the repurchases was primarily driven by the rise in market interest rates during that year. Additionally, other non-interest expense for the year ended December 31, 2022 included an additional tax of $1.3 million related to the life insurance policies surrender in the second quarter of 2022. Marketing expenses were $0.7 million higher in 2023 compared to the prior year largely reflecting our digital marketing campaign designed to attract and retain deposits.

***Income Tax Expense.*** For the year ended December 31, 2023, the Company recorded income tax expense of $3.1 million, or an effective tax rate of 30%, which differs slightly from our statutory rate of 28% due primarily to nondeductible compensation and other nondeductible expenses. For the year ended December 31, 2022, the Company recorded income tax expense of $6.6 million on a loss before income taxes of $(7.6) million. Our income tax expense for the year ended December 31, 2022 included $3.6 million in income tax on the increase in the cash surrender value of certain split-dollar and company-owned life insurance policies as a result of the surrender of these policies and the effect of the provision for contingent losses in 2022 being nondeductible.

**Liquidity and Capital Resources**

Liquidity is the ability to meet current and future financial obligations when they come due. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure we have adequate liquidity to fund our operations.

Our primary sources of funds consist of cash flows from operations, deposits and principal repayments on loans and maturities and principal receipts on our available for sale debt securities. Additional liquidity is provided by our ability to borrow from the FHLB, our ability to sell portions of our loan portfolio and access to the discount window of the Federal Reserve and brokered deposits. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We have substantial cash requirements going forward, which we plan to fund through our total available liquidity, cash flows from operations and additional liquidity measures, if determined to be necessary. Our cash requirements based on contractual payment dates of our known contractual and other obligations as of December 31, 2023 are summarized in the following table:

| | Contractual Maturities as of December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Less Than One Year | More Than One Year Through Three Years | More Than Three Years Through Five Years | Over Five Years | Total |
| | | | (In thousands) | | |
| Long-term FHLB advance [1] | $ — | $ — | $ — | $ 50,000 | $ 50,000 |
| Noncancelable operating lease obligations [2] | 4,009 | 5,803 | 2,980 | 526 | 13,318 |
| Time deposits | 761,709 | 110,052 | 1,459 | — | 873,220 |
| Projected interest payments [3] | 996 | 1,987 | 1,990 | 365 | 5,338 |
| Total | $ 766,714 | $ 117,842 | $ 6,429 | $ 50,891 | $ 941,876 |

(1) The FHLB advance of $50 million is callable in May 2024.
(2) Our operating lease obligations include contractual payments required under our noncancelable operating lease contracts.
(3) Projected interest payments include interest payable on a FHLB advance at a fixed rate of 1.96% through May 2029.

Commitments to extend credit, standby letters of credit and commercial letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon; therefore, these items are not included in the table above. We are a party to these financial instruments in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments that are not reflected in our consolidated balance sheets, as well as commitments on unused lines of credit that involve elements of credit and interest rate risk in excess of the amount recorded in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of these instruments. At December 31, 2023, we had unfunded commitments on lines of credit totaling $18.5 million and standby letters of credit outstanding of $24 thousand. The Company is required to estimate the expected credit losses for off-balance sheet credit exposures, including unfunded loan commitments and letters of credit, which are not unconditionally cancellable. At December 31, 2023, the Company has recorded a liability for unfunded commitments of $0.9 million. Refer to Note 20—Commitments and Contingencies to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for further details of these off-balance sheet arrangements.

Our most liquid assets are cash and due from banks and interest-bearing time deposits with other banks. These funds offer substantial resources to meet either new loan demand or to help offset reductions in our deposit funding base. At December 31, 2023 and 2022, cash and due from banks totaled $578.0 million and $379.8 million, respectively, and interest-bearing time deposits with other banks totaled $5.2 million and $0.9 million, respectively.

Our liquidity is further enhanced by our ability to pledge loans and investment securities to access secured borrowings from the FHLB. Our available for sale debt securities at December 31, 2023 and 2022 totaled $419.2 million and $343.6 million, respectively. During the year ended December 31, 2023, we purchased investment securities of $148.5 million and had maturing and principal receipts of investment securities of $71.9 million. Additionally, we purchased short-term Treasury bills in an aggregate amount of $50 million that were invested for two-to-three-week periods to earn funds at the higher rate of interest that was being offered. We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest earning deposits and securities and (4) the objectives of our asset/liability management program. The Company's Asset Liability Management Committee monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. Excess liquid assets are generally invested in interest-earning deposits and short-term securities.

At December 31, 2023, we have a long-term fixed rate FHLB advance outstanding of $50.0 million with a maturity date of May 2029. The FHLB advance accrues interest at 1.96%. The advance is callable by the FHLB in May 2024. We anticipate that the FHLB will exercise their call right. Based on our collateral, consisting of certain residential mortgage loans and investment securities, and holdings of FHLB stock, the Company had additional borrowing capacity with the FHLB of $311.2 million at December 31, 2023. We also had available credit lines with other banks totaling $80.0 million.

Cash flows from financing activities are primarily impacted by our deposits. Our total deposits were $2.0 billion at December 31, 2023, an increase of $49.9 million, or 3%, from December 31, 2022. We generate deposits from local businesses and individuals through customer referrals and other relationships and through our retail presence. We obtain funds from depositors by offering a range of deposit types, including demand, savings money market and time. We utilize borrowings and brokered deposits to supplement funding needs and manage our liquidity position though we have not used brokered deposits during the past two years. At December 31, 2023, time deposits due within one year were $761.7 million, or 38% of total deposits. At December 31, 2022, time deposits due within one year were $444.9 million, or 23% of total deposits. In addition, we estimated our total uninsured deposits were approximately 22% of total deposits at December 31, 2023. Our cash flows from financing activities also included the repayment of our Subordinated Notes that were redeemed at a redemption price equal to 100% of the outstanding principal amount plus accrued interest for a total cash payment of $66.8 million as discussed below.

Cash flows from investing activities are primarily impacted by our loan and investment securities activity, as discussed above. The Company's goal is to obtain as much of its funding for loans held for investment and other earning assets as possible from customer deposits. During the year ended December 31, 2023 and 2022, we originated $52.8 million and $134.4 million of loans, respectively. Cash flows provided by loan payoffs totaled $227.2 million and $514.0 million during the year ended December 31, 2023 and 2022, respectively. From time to time, we also sell residential mortgage loans in the secondary market primarily to third party investors. During the year ended December 31, 2023, the Company received net proceeds of $37.9 million from the sale of portfolio loans, consisting of residential mortgage loans and one commercial real estate loan. Often, the agreements under which we sell residential mortgage loans may contain provisions that include various representations and warranties regarding origination and characteristics of the residential mortgage loans. The Company has outstanding commitments to repurchase pools of Advantage Loan Program loans sold with an unpaid principal balance of $16.9 million at December 31, 2023. These commitments expire in July 2025. In addition, the unpaid principal balance of residential real estate loans sold that were subject to potential repurchase obligations in the event of breach of representations and warranties totaled $49.7 million at December 31, 2023, which includes loans that we have committed to repurchase. Should additional secondary market investors accept our offers to repurchase Advantage Loan Program loans with respect to a substantial portion of such outstanding loans, the cash required to fund these purchases will reduce our liquidity.

The Company is a separate and distinct legal entity from the Bank, and, on a parent company-only basis, the Company's primary source of funding is dividends received from the Bank. Federal banking regulations limit the dividends that may be paid by the Bank. Regulatory approval is required if the Bank's total capital distributions for the applicable calendar year exceed the sum of the Bank's net income for that year to date plus the Bank's retained net income for the preceding two years, or the Bank would not be at least "adequately capitalized" under applicable regulations following the distribution. Federal banking regulations also limit the ability of the Bank to pay dividends under other circumstances. Even if an application is not otherwise required, every savings bank that is a subsidiary of a unitary thrift holding company, such as the Bank, must still file a notice with the FRB at least 30 days before its board of directors declares a dividend or approves a capital distribution. The Company has the legal ability to access the debt and equity capital markets for funding, although the Company currently is required to obtain the prior approval of the FRB in order to issue debt.

As a result of the guilty plea and criminal conviction pursuant to our Plea Agreement with the DOJ, we fall within the "bad actor" disqualification provisions of Regulation A and Regulation D under the Securities Act. These provisions prohibit an issuer from offering or selling securities in a private placement in reliance on Regulation A for certain small offerings and Regulation D for certain private placement transactions for a period of up to five years under certain circumstances. The SEC may waive such disqualification upon a showing of good cause that disqualification is not necessary under the circumstances for which the safe harbor exemptions are being denied. Absent a waiver, we will be restricted in our ability to raise capital in a private placement in reliance on the safe harbors provided by Regulation A or Regulation D. We have submitted to the SEC a waiver request from the "bad actor" disqualifications. If the SEC were to deny our waiver request, we will be limited in our ability to raise capital through a private placement under Regulation A or Regulation D, although we would remain eligible as an SEC registrant to access the equity capital markets through an SEC-registered offering or through another exemption from the registration requirements. See "Item 1. Business—Our Business—Resolution of the Department of Justice Investigation" for further detail.

In recent years, the Company's primary funding needs on a parent company-only basis have consisted of interest expense on the Subordinated Notes and expenses attributable to public company operations. The Company suspended cash dividends to shareholders and its share repurchase program early in 2020, and does not currently plan to pay cash dividends to shareholders during 2024 and 2025. In July 2023, the Subordinated Notes were redeemed at a redemption price equal to 100% of the outstanding principal amount plus accrued interest for a total cash payment of $66.8 million. The Bank declared and paid a $65.0 million dividend to the Company in June 2023 to fund the bulk of the redemption.

In July 2023, the Plea Agreement was approved, and the restitution payment of $27.2 million required thereunder was paid. The Bank declared and paid a $25.0 million dividend to the Company in May 2023 to fund most of the restitution payment. See "Item 1. Business—Our Business—Resolution of Department of Justice Investigation" for further detail.

The Company's ability to pay cash dividends is restricted by the terms of the applicable provisions of Michigan law and the rules and regulations of the OCC and the FRB. In addition, under Michigan law, the Company is prohibited from paying cash dividends if, after giving effect to the dividend, (i) it would not be able to pay its debts as they become due in the usual course of business or (ii) its total assets would be less than the sum of its total liabilities plus the preferential rights upon dissolution of shareholders with preferential rights on dissolution that are superior to those receiving the dividend, and we are currently required to obtain the prior approval of the FRB in order to pay any dividends to our shareholders.

The Company and the Bank are subject to minimum capital adequacy requirements administered by the Federal Reserve and the OCC, respectively. We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the OCC. We review capital levels on a quarterly basis.

At December 31, 2022, the Company and the Bank met all regulatory capital requirements to which they were subject. Effective as of January 1, 2023, the Company and the Bank have each elected to use the CBLR framework for compliance with regulatory capital requirements. At December 31, 2023, the Company and Bank satisfied the requirements of the CBLR framework with leveraged capital ratios of 13.95% and 13.38%, respectively, compared to a minimum 9% requirement, and therefore are considered to have met the minimum capital requirements to be "well capitalized" under applicable prompt corrective action requirements. Had we been subject to the CBLR framework at December 31, 2022, we would have been in compliance with the CBLR requirements and, as a result, we would have-been deemed to be "well capitalized" and in compliance with any other generally applicable capital requirements. For further information regarding our regulatory capital requirements, refer to Note 13—Regulatory Capital Requirements to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

As observed in the wake of the recent bank failures, compliance with regulatory minimum capital requirements is a tool used in assessing the Company's capital adequacy, but is not necessarily determinative of how the Company would fare under extreme stress. Factors that may affect the adequacy of the Company's capital include the inherent limitations of fair value estimates and the assumptions thereof, the inherent limitations of accounting classifications of certain investments and the effect on their measurement, external macroeconomic conditions and their effects on capital and the Company's ability to raise capital or refinance capital commitments, and extent of steps taken by state or federal governmental authorities in periods of extreme stress.

### Recently Issued Accounting Guidance

See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for a discussion of recently issued accounting guidance and related impact on our financial condition and results of operations.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

*General.* The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Asset Liability Committee of our board of directors serves as oversight of our asset and liability management function, which is implemented and managed by our Management Asset Liability Committee. Our Management Asset Liability Committee meets regularly to review, among other things, the sensitivity of our assets and liabilities to product offering rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business based on a risk management infrastructure approved by our board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits, calculated quarterly, for various interest rate-related metrics, our economic value of equity ("EVE") and net interest income simulations involving parallel shifts in interest rate curves. Steepening and flattening yield curves and various prepayment and deposit duration assumptions are prepared at least annually. Our interest rate management policies also require periodic review and documentation of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates and deposit durations based on historical analysis.

We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

*Net Interest Income Simulation.* We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest income. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates on a static balance sheet and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates and pricing decisions on loans and deposits.

Because these scenarios simulate instantaneous changes in interest rates on a static balance sheet that are subject to various assumptions, the scenarios below may not fully reflect our exposure to interest rate risk. For example, in the event of a significant decrease of the target federal funds rate by the FOMC we may not be able to lower our deposit rates at a similar pace in order to avoid significant deposit withdrawals as customers seek the highest yield possible for their funds. A significant, rapid decrease in interest rates could affect (i) the demand of our deposit products; (ii) our liquidity position if our depositors were to withdraw and move their funds to competing financial institutions; (iii) the expected yield of our loan portfolio and debt securities; (iv) the average duration of our loan portfolio and debt securities; (v) the fair value of our financial assets and financial liabilities; and (vi) our balance sheet mix and composition. In addition, the lack of robust loan originations will inhibit our ability to reinvest loan prepayments that occur as interest rates decline in interest earning assets at the higher end of the yield curve, thus either narrowing our interest rate spread and net interest margin or resulting in further significant decline in the size of our balance sheet. See "Risk Factors—Risks Related to Interest Rates."

The following table presents the estimated changes in net interest income of the Bank, calculated on a bank-only basis, which would result from changes in market interest rates over a 12-month period beginning December 31, 2023 and 2022. Net interest income in the zero rate change scenario decreased from December 31, 2022 primarily due to increases in the rate paid on deposits, which was partially offset by rate increases on interest-earning assets. Balance sheet mix changes reduced the impact of rate increases on interest-earning assets, as higher yielding loans were replaced with lower yielding cash and investment securities. Asset sensitivity of our balance sheet decreased from December 31, 2022. These changes in sensitivity are the result of balance sheet mix changes, updated beta assumptions in our non-maturity deposits and increased deposit offering rates during the year ended December 31, 2023.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | **2023** | | | **2022** | |
| **Change in Interest Rates (Basis Points)** | **Estimated 12-Months Net Interest Income** | **Change** | | **Estimated 12-Months Net Interest Income** | **Change** |
| | | (Dollars in thousands) | | | |
| 200 | $ 62,356 | 1 % | $ | 83,587 | 4 % |
| 100 | 62,560 | 1 % | | 82,016 | 2 % |
| 0 | 61,652 | | | 80,074 | |
| −100 | 60,057 | (3)% | | 75,959 | (5)% |
| −200 | 57,636 | (7)% | | 70,881 | (12)% |

*Economic Value of Equity Simulation.* We also analyze our sensitivity to changes in interest rates through an EVE model. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. EVE attempts to quantify our economic value using a discounted cash flow methodology. We estimate what our EVE would be as of a specific date. We then calculate what EVE would be as of the same date throughout a series of interest rate scenarios representing immediate and permanent parallel shifts in the yield curves.

As described above, due to the nature of the EVE model and its underlying assumptions, the scenarios below may not fully reflect our exposure to interest rate risk. See "—Net Interest Income Simulation" above for further discussion regarding how our exposure to interest rate risk may change, particularly upon a significant, rapid decrease in interest rates.

The following table presents, as of December 31, 2023 and 2022, respectively, the impacts of immediate and permanent parallel hypothetical changes in market interest rates on EVE of the Bank, calculated on a bank-only basis. The base EVE decreased from December 31, 2022 primarily due to $90.0 million of dividends paid by the Bank to the Company, interest rate and balance sheet mix changes and the implementation of updated non-maturity deposit decay rates. The sensitivity of our balance sheet worsened from December 31, 2022 in the raising-rate scenarios and improved in the declining-rate scenarios primarily as a result of the aforementioned interest rate changes and balance sheet mix. Since EVE is a long-term measurement of value, the change in EVE is not indicative of the short term (12-months) effects on earnings.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | **2023** | | | **2022** | |
| **Change in Interest Rates (Basis Points)** | **Economic Value of Equity** | **Change** | | **Economic Value of Equity** | **Change** |
| | | (Dollars in thousands) | | | |
| 200 | $ 261,202 | (17)% | $ | 489,907 | (10)% |
| 100 | 293,190 | (6)% | | 521,450 | (4)% |
| 0 | 313,220 | | | 542,625 | |
| −100 | 322,399 | 3 % | | 537,092 | (1)% |
| −200 | 326,171 | 4 % | | 522,085 | (4)% |

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates. Accordingly, the data presented in the tables in this section should not be relied upon as indicative of actual results in the event of changes in interest rates and the resulting EVE and net interest income estimates are not intended to represent and should not be construed to represent our estimate of the underlying EVE or forecast of net interest income. Furthermore, the EVE presented in the foregoing table is not intended to present the fair market value of the Company, nor does it represent amounts that would be available for distribution to shareholders in the event of the liquidation of the Company.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Shareholders and the Board of Directors of Sterling Bancorp, Inc.
Southfield, Michigan

**Opinions on the Financial Statements and Internal Control over Financial Reporting**

We have audited the accompanying consolidated balance sheets of Sterling Bancorp, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

**Change in Accounting Principle**

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023, due to the adoption of ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. The adoption of the new credit loss standard and its subsequent application is also communicated as a critical audit matter below.

**Basis for Opinions**

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Allowance for Credit Losses for Loans – Initial Adoption of Allowance for Credit Losses Model, Including the Qualitative Factor Framework**

In accordance with Accounting Standards Update 2016-13, Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (the "ASU"), the Company adopted Accounting Standards Codification ("ASC") 326 as of January 1, 2023, as described in Notes 2 and 5 of the consolidated financial statements. See also the change in accounting principle explanatory paragraph above. The ASU requires credit losses on loans to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model) which estimates credit losses over the expected life of the loan. Estimates of expected credit losses are based on historical experience, adjusted for management's evaluation of current conditions and reasonable and supportable forecasts. The impact of adoption of this standard on January 1, 2023, was a $1.7 million decrease to the allowance for credit losses for loans, and an offsetting increase to retained earnings for the cumulative effect adjustment recorded upon adoption.

The Company measures expected credit losses based on pooled loans when similar risk characteristics exist. The Company estimates the ACL for pooled loans initially through the deployment of a Probability of Default / Probability of Attrition model, which used macroeconomic variables, including but not limited to unemployment rates, gross domestic product, and the Treasury Yield Curve and peer loss data, when required to develop a statistical estimate of credit losses. Adjustments to the statistical model are made for imprecision inherent in the forecasts of macroeconomic variables, for portfolio dispersion, for levels of criticized and classified loans, for management's collection strategy and for unique characteristics of the Advantage loan portfolio. These adjustments are formulated through a qualitative factor framework that comprises the aforementioned factors and quantifies the Company's exposure to credit losses associated with each.

Auditing the initial adoption of the allowance for credit losses model, including the qualitative factor framework used in the allowance for credit losses, was identified by us as a critical audit matter because of the significant auditor judgment applied and significant audit effort needed to evaluate the subjective and complex judgments made by management related to the selection of and the application of the Probability of Default / Probability of Attrition model and the formulation of the qualitative factor framework, including the need to use our valuation specialists.

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of management's controls addressing:

  o Management's selection of the Probability of Default / Probability of Attrition model, including evaluation of the process of selecting and validating the chosen regression development methodology over alternatives and evaluating the conceptual design of the model;

  o Management's review of the relevance and reliability of data used in the Probability of Default / Probability of Attrition model;

  o Management's review over the Company's judgments and assumptions used in the formulation of the qualitative factor framework; and

  o Management's review over the relevance and reliability of the internal and external data used in the formulation of the qualitative factor framework.


- Substantive testing included:

  o With the assistance of our valuation specialists, evaluating management's judgments and assumptions related to the selection of the Probability of Default / Probability of Attrition model, including evaluating the conceptual design of the model and the mathematical accuracy of the Probability of Default / Probability of Attrition model;

  o Evaluating the relevance and reliability of data used in the Probability of Default / Probability of Attrition model development;

  o Evaluating management's judgments and assumptions used in the formulation of the qualitive factor framework; and

  o Evaluating the relevance and reliability of the internal and external data used in the formulation of the qualitative factor framework.



/s/ Crowe LLP


We have served as the Company's auditor since 2003.

Cleveland, Ohio
March 14, 2024

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**STERLING BANCORP, INC.**
**Consolidated Balance Sheets**
(dollars in thousands)

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Assets** | | |
| Cash and due from banks | $ 577,967 | $ 379,798 |
| Interest-bearing time deposits with other banks | 5,226 | 934 |
| Debt securities available for sale, at fair value (amortized cost $440,211 and $370,489 at December 31, 2023 and 2022, respectively) | 419,213 | 343,558 |
| Equity securities | 4,703 | 4,642 |
| Loans held for sale | — | 7,725 |
| Loans, net of allowance for credit losses of $29,404 and $45,464 at December 31, 2023 and 2022, respectively | 1,319,568 | 1,613,385 |
| Accrued interest receivable | 8,509 | 7,829 |
| Mortgage servicing rights, net | 1,542 | 1,794 |
| Leasehold improvements and equipment, net | 5,430 | 6,301 |
| Operating lease right-of-use assets | 11,454 | 14,800 |
| Federal Home Loan Bank stock, at cost | 18,923 | 20,288 |
| Federal Reserve Bank stock, at cost | 9,048 | — |
| Company-owned life insurance | 8,711 | 8,501 |
| Deferred tax asset, net | 16,959 | 23,704 |
| Other assets | 8,750 | 11,476 |
| Total assets | $ 2,416,003 | $ 2,444,735 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Noninterest-bearing deposits | $ 35,245 | $ 53,041 |
| Interest-bearing deposits | 1,968,741 | 1,900,996 |
| Total deposits | 2,003,986 | 1,954,037 |
| Federal Home Loan Bank borrowings | 50,000 | 50,000 |
| Subordinated Notes, net | — | 65,271 |
| Operating lease liabilities | 12,537 | 15,990 |
| Other liabilities | 21,757 | 46,810 |
| Total liabilities | 2,088,280 | 2,132,108 |
| | | |
| Commitments and contingencies (Note 20) | | |
| | | |
| **Shareholders' equity** | | |
| Preferred stock, authorized 10,000,000 shares; no shares issued and outstanding | — | — |
| Common stock, no par value, authorized 500,000,000 shares; issued and outstanding 52,070,361 shares and 50,795,871 shares at December 31, 2023 and 2022, respectively | 84,323 | 83,295 |
| Additional paid-in capital | 16,660 | 14,808 |
| Retained earnings | 241,964 | 234,049 |
| Accumulated other comprehensive loss | (15,224) | (19,525) |
| Total shareholders' equity | 327,723 | 312,627 |
| Total liabilities and shareholders' equity | $ 2,416,003 | $ 2,444,735 |

See accompanying notes to consolidated financial statements.

**STERLING BANCORP, INC.**
**Consolidated Statements of Operations**
(dollars in thousands, except per share amounts)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Interest income** | | | |
| Interest and fees on loans | $ 86,684 | $ 87,375 | $ 113,822 |
| Interest and dividends on investment securities and restricted stock | 12,056 | 6,426 | 1,794 |
| Interest on interest-bearing cash deposits | 28,049 | 6,131 | 925 |
| Total interest income | 126,789 | 99,932 | 116,541 |
| | | | |
| **Interest expense** | | | |
| Interest on deposits | 57,109 | 14,992 | 18,116 |
| Interest on Federal Home Loan Bank borrowings | 994 | 1,169 | 3,118 |
| Interest on Subordinated Notes | 3,727 | 4,969 | 4,127 |
| Total interest expense | 61,830 | 21,130 | 25,361 |
| | | | |
| Net interest income | 64,959 | 78,802 | 91,180 |
| Provision for (recovery of) credit losses | (8,527) | (9,934) | (8,265) |
| Net interest income after provision for (recovery of) credit losses | 73,486 | 88,736 | 99,445 |
| | | | |
| **Non-interest income** | | | |
| Service charges and fees | 344 | 435 | 509 |
| Gain (loss) on sale of investment securities | (113) | 32 | — |
| Gain on sale of mortgage loans held for sale | 1,623 | 143 | 634 |
| Unrealized gain (loss) on equity securities | 61 | (580) | (142) |
| Gain on sale of branch office | — | — | 1,417 |
| Net servicing income (loss) | 308 | (20) | (1,208) |
| Income earned on company-owned life insurance | 327 | 751 | 1,286 |
| Other | 236 | 586 | 3,310 |
| Total non-interest income | 2,786 | 1,347 | 5,806 |
| | | | |
| **Non-interest expense** | | | |
| Salaries and employee benefits | 35,937 | 33,507 | 28,220 |
| Occupancy and equipment | 8,369 | 8,657 | 9,108 |
| Professional fees | 10,076 | 23,908 | 24,709 |
| FDIC assessments | 1,058 | 1,146 | 2,029 |
| Data processing | 2,941 | 3,058 | 1,900 |
| Net provision for (recovery of) mortgage repurchase liability | (59) | (639) | (1,234) |
| Provision for contingent losses | — | 18,239 | — |
| Other | 7,388 | 9,772 | 7,486 |
| Total non-interest expense | 65,710 | 97,648 | 72,218 |
| | | | |
| Income (loss) before income taxes | 10,562 | (7,565) | 33,033 |
| Income tax expense | 3,149 | 6,629 | 9,643 |
| **Net income (loss)** | $ 7,413 | $ (14,194) | $ 23,390 |
| | | | |
| **Income (loss) per share, basic and diluted** | $ 0.15 | $ (0.28) | $ 0.47 |
| | | | |
| **Weighted average common shares outstanding:** | | | |
| Basic | 50,630,928 | 50,346,198 | 50,049,902 |
| Diluted | 50,778,559 | 50,346,198 | 50,139,310 |

See accompanying notes to consolidated financial statements.

## STERLING BANCORP, INC.
### Consolidated Statements of Comprehensive Income (Loss)
(dollars in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Net income (loss) | $ 7,413 | $ (14,194) | $ 23,390 |
| Other comprehensive income (loss), net of tax: | | | |
| Unrealized gain (loss) on investment securities, arising during the year, net of tax effect of $1,599, $(7,048) and $(499), respectively | 4,220 | (18,605) | (1,284) |
| Reclassification adjustment for (gain) loss included in net income (loss) of $113, $(32) and $—, respectively, included in gain (loss) on sale of investment securities, net of tax effect of $32, $(9) and $— , respectively | 81 | (23) | — |
| Total other comprehensive income (loss) | 4,301 | (18,628) | (1,284) |
| Comprehensive income (loss) | $ 11,714 | $ (32,822) | $ 22,106 |

See accompanying notes to consolidated financial statements.

## STERLING BANCORP, INC.
### Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance at January 1, 2021** | 49,981,861 | $ 80,807 | $ 13,544 | $ 224,853 | $ 387 | $ 319,591 |
| Net income | — | — | — | 23,390 | — | 23,390 |
| Issuance of shares of common stock for cash ($4.50 per share) (Note 11) | 300,000 | 1,350 | — | — | — | 1,350 |
| Repurchase of restricted shares to pay employee tax liability | (8,536) | — | (46) | — | — | (46) |
| Stock-based compensation | 187,607 | — | 626 | — | — | 626 |
| Other comprehensive loss | — | — | — | — | (1,284) | (1,284) |
| **Balance at December 31, 2021** | 50,460,932 | 82,157 | 14,124 | 248,243 | (897) | 343,627 |
| Net loss | — | — | — | (14,194) | — | (14,194) |
| Repurchase of restricted shares to pay employee tax liability | (32,929) | — | (216) | — | — | (216) |
| Issuance of shares of common stock to defined contribution retirement plan (Note 11) | 160,978 | 1,138 | — | — | — | 1,138 |
| Stock-based compensation | 206,890 | — | 900 | — | — | 900 |
| Other comprehensive loss | — | — | — | — | (18,628) | (18,628) |
| **Balance at December 31, 2022** | 50,795,871 | 83,295 | 14,808 | 234,049 | (19,525) | 312,627 |
| Cumulative effect adjustment of change in accounting principle, net of tax, on adoption of ASU 2016-13 (Note 2) | — | — | — | 778 | — | 778 |
| Cumulative effect adjustment of change in accounting principle, net of tax, on adoption of ASU 2022-02 (Note 2) | — | — | — | (276) | — | (276) |
| Net income | — | — | — | 7,413 | — | 7,413 |
| Repurchase of restricted shares to pay employee tax liability | (42,753) | — | (245) | — | — | (245) |
| Issuance of shares of common stock to defined contribution retirement plan (Note 11) | 184,928 | 1,028 | — | — | — | 1,028 |
| Stock-based compensation | 1,132,315 | — | 2,097 | — | — | 2,097 |
| Other comprehensive income | — | — | — | — | 4,301 | 4,301 |
| **Balance at December 31, 2023** | 52,070,361 | $ 84,323 | $ 16,660 | $ 241,964 | $ (15,224) | $ 327,723 |

See accompanying notes to consolidated financial statements.

# STERLING BANCORP, INC.
## Consolidated Statements of Cash Flows
### (dollars in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Cash Flows From Operating Activities** | | | |
| Net income (loss) | $ 7,413 | $ (14,194) | $ 23,390 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Provision for (recovery of) credit losses | (8,527) | (9,934) | (8,265) |
| Deferred income taxes | 4,924 | 4,779 | 3,400 |
| Gain on sale of branch office | — | — | (1,417) |
| Gain on extinguishment of Subordinated Notes | (234) | — | — |
| (Gain) loss on sale of debt securities | 113 | (32) | — |
| Unrealized (gain) loss on equity securities | (61) | 580 | 142 |
| Net amortization (accretion) on debt securities | (2,938) | (841) | 2,380 |
| Depreciation and amortization on leasehold improvements and equipment | 1,331 | 1,541 | 1,754 |
| Originations, net of principal payments, of loans held for sale | (9,438) | (3,641) | (9,995) |
| Proceeds from sale of mortgage loans held for sale | 9,691 | 8,798 | 21,168 |
| Gain on sale of loans held for sale | (1,623) | (143) | (634) |
| Net provision for (recovery of) of mortgage repurchase liability | (59) | (639) | (1,234) |
| Provision for contingent losses | — | 18,239 | — |
| Increase in cash surrender value of company-owned life insurance, net of premiums | (210) | (345) | (538) |
| Valuation allowance adjustments and amortization of mortgage servicing rights | 252 | 939 | 3,102 |
| Stock-based compensation | 2,097 | 900 | 626 |
| Other | (3) | 70 | 468 |
| Change in operating assets and liabilities: | | | |
| Accrued interest receivable | (680) | (133) | 3,294 |
| Other assets | 2,723 | 4,887 | 14,718 |
| Other liabilities | (29,681) | (8,493) | (21,613) |
| Net cash provided by (used in) operating activities | (24,910) | 2,338 | 30,746 |
| | | | |
| **Cash Flows From Investing Activities** | | | |
| Maturities of interest-bearing time deposits with other banks | 685 | 934 | 6,336 |
| Purchases of interest-bearing time deposits with other banks | (4,974) | (685) | (498) |
| Maturities and principal receipts of debt securities | 71,856 | 87,748 | 136,989 |
| Proceeds from sale of debt securities | 9,578 | 6,999 | — |
| Purchases of debt securities | (148,484) | (154,460) | (150,216) |
| Maturities (purchases) of debt securities, net | 153 | — | — |
| Proceeds from redemption of Federal Home Loan Bank stock | 1,365 | 2,662 | — |
| Purchase of shares of Federal Reserve Bank stock | (4,524) | — | — |
| Net decrease in loans | 273,257 | 433,903 | 603,916 |
| Purchases of portfolio loans | — | (97,974) | (179,341) |
| Principal payments received on loans held for sale previously classified as portfolio loans | 1,959 | 2,531 | — |
| Proceeds from loans held for sale previously classified as portfolio loans | 37,930 | 67,584 | — |
| Proceeds received from settlement of company-owned life insurance policies | — | 24,877 | — |
| Cash paid on sale of branch office | — | — | (63,545) |
| Proceeds from the sale of equipment | 46 | — | — |
| Purchases of leasehold improvements and equipment | (472) | (421) | (1,171) |
| Net cash provided by investing activities | 238,375 | 373,698 | 352,470 |
| | | | |
| **Cash Flows From Financing Activities** | | | |
| Net increase (decrease) in deposits | 49,949 | (307,698) | (803,341) |
| Proceeds from advances from Federal Home Loan Bank | — | 35,000 | — |
| Repayments of advances from Federal Home Loan Bank | — | (135,000) | (168,000) |
| Payments on redemption of Subordinated Notes | (65,000) | — | — |
| Proceeds from issuance of shares of common stock | — | — | 1,350 |
| Cash paid for surrender of vested shares to satisfy employee tax liability | (245) | (216) | (46) |
| Net cash used in financing activities | (15,296) | (407,914) | (970,037) |
| Net change in cash and due from banks | 198,169 | (31,878) | (586,821) |
| Cash and due from banks, beginning of period | 379,798 | 411,676 | 998,497 |
| Cash and due from banks, end of period | $ 577,967 | $ 379,798 | $ 411,676 |

See accompanying notes to consolidated financial statements.

**STERLING BANCORP, INC.**
**Consolidated Statements of Cash Flows -continued**
(dollars in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Supplemental cash flows information** | | | |
| Cash paid for: | | | |
|   Interest | $ 62,004 | $ 19,835 | $ 50,751 |
|   Income taxes | 300 | 2,279 | 37 |
| Noncash investing and financing activities: | | | |
|   Transfers of residential and commercial real estate loans to loans held for sale | 34,581 | — | 53,628 |
|   Transfers of residential real estate loans from loans held for sale | 3,906 | — | — |
|   Right-of-use assets obtained in exchange for new operating lease liabilities | 228 | 212 | 3,883 |
|   Shares of common stock issued in satisfaction of matching contribution in defined contribution retirement plan | 1,028 | 1,138 | — |

See accompanying notes to consolidated financial statements.

(dollars in thousands, except share and per share amounts)

### Note 1—Nature of Operations

Sterling Bancorp, Inc. (unless stated otherwise or the context otherwise requires, together with its subsidiaries, the "Company") is a unitary thrift holding company that was incorporated in 1989 and the parent company of its wholly owned subsidiary, Sterling Bank and Trust, F.S.B. (the "Bank"), which was formed in 1984. The Company's business is conducted through the Bank. The Bank originates commercial real estate loans and commercial and industrial loans, and provides deposit products, consisting primarily of checking, savings and term certificate accounts. The Bank also engages in mortgage banking activities and, as such, acquires, sells and services residential mortgage loans. The Bank operates through a network of 27 branches of which 25 branches are located in the San Francisco and Los Angeles, California metropolitan areas with the remaining branches located in New York, New York and Southfield, Michigan. In February 2024, the Company closed one of its branches in San Francisco and consolidated the operations into a nearby branch office. The Company is headquartered in Southfield, Michigan.

Historically, the Company's largest asset class has been residential mortgage loans. In 2023, the Bank discontinued originating residential loans. In May 2022, the Company outsourced the residential loan origination function to a third-party residential lending service provider. In November 2022, the service provider notified the Company of its intention to cease conducting business. Residential loan applications were processed through February 2023. At that time, the Company explored possible other service providers but decided to suspend the origination of residential lending. The Company is currently performing an evaluation of its alternatives for new banking products and services.

The Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve System (the "FRB" or "Federal Reserve"). The Bank is a federally chartered stock savings bank that has elected to operate as a covered savings association, effective August 9, 2023. As a covered savings association, the Bank will generally function as a commercial bank without the constraints applicable to a thrift institution. Prior to the election becoming effective, the Bank was subject to the Qualified Thrift Lender ("QTL") test. Under the QTL test, a savings institution is required to maintain at least 65% of its portfolio assets in certain qualified thrift investments (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12-month period. The Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency ("OCC") of the U.S. Department of Treasury and the Federal Deposit Insurance Corporation ("FDIC") and is a member of the FRB system and Federal Home Loan Bank ("FHLB") system.

In July 2021, the Company completed the sale of the Bellevue, Washington branch office to First Federal Savings & Loan Association of Port Angeles ("First Federal"), a Washington state-chartered bank. The sale included the transfer of customer deposit accounts of $65,437 located at the branch, as well as the transfer of all branch premises and equipment. The transaction resulted in a net cash payment to First Federal of $63,545. The Company recorded a gain on the sale of $1,417 during the year ended December 31, 2021.

### Note 2—Summary of Significant Accounting Policies

#### *Principles of Consolidation*

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the results of Sterling Bancorp, Inc. and its wholly-owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(dollars in thousands, except share and per share amounts)

***Use of Estimates***

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Due to the inherent uncertainty involved in making estimates, actual results reported in the future periods may be based upon amounts that could differ from those estimates.

***Fair Value Measurements***

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine its fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. In cases where quoted market values in an active market are not readily available, the Company uses present value techniques and other valuation methods, as disclosed in Note 16—Fair Value, to estimate the fair value of its financial instruments. These valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used.

Available for sale debt securities and equity securities with readily determinable fair values are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record other assets and liabilities at fair value on a nonrecurring basis, such as other real estate owned, nonmarketable equity securities and certain other assets and liabilities. These nonrecurring fair value adjustments generally involve write-downs of individual assets or application of lower of amortized cost or fair value accounting.

***Consolidated Statements of Cash Flows***

The Company presents the cash flows from cash receipts and payments pertaining to short-term borrowings and investments when the turnover is quick, the amounts are large, and maturities are less than ninety days on a net basis in its consolidated statements of cash flows. Also, net cash flows are reported for customer loan and deposit transactions.

Cash flows related to customer loans are classified within operating and investing activities in the consolidated statements of cash flows based on their initial classification of the loan.

***Cash and Due from Banks***

Cash and due from banks, consisting of cash, certificates of deposit and other deposits held with other banks with original maturities of three months or less, are considered cash and cash equivalents for purposes of the consolidated statements of cash flows.

***Interest-bearing Time Deposits with Other Banks***

Interest-bearing time deposits with other banks consists of certificates of deposit with maturities greater than three months and are carried at cost. Each certificate of deposit is below the FDIC insurance limit of $250. Interest income is recorded when earned.

***Concentration of Credit Risk***

The loan portfolio consists primarily of residential real estate loans, which are collateralized by real estate. At December 31, 2023 and 2022, residential real estate loans accounted for 80% and 84%, respectively, of total gross loans. In addition, most of these residential loans and other commercial loans have been made to individuals and businesses in the state of California, which are dependent on the area economy for their livelihoods and servicing of their loan obligation. At December 31, 2023 and 2022, approximately 80% and 81%, respectively, of gross loans were originated with respect to properties or businesses located in the state of California.

(dollars in thousands, except share and per share amounts)

Also, the loan portfolio consists of a loan product of one-, three-, five- or seven-year adjustable-rate mortgages that required a down payment of at least 35% (also referred to herein as “Advantage Loan Program loans”) which was terminated at the end of 2019 and continues to be the largest portion of gross residential loans. An internal review of the Advantage Loan Program and investigations conducted by the U.S. Department of Justice (the “DOJ”) and the OCC indicated that certain employees engaged in misconduct in connection with the origination of a significant number of such loans, including the falsification of information with respect to verification of income, the amount of income reported for borrowers, reliance on third parties and related documentation. Refer to Note 20—Commitments and Contingencies. This former loan product totaled $628,245 and $880,373 (includes residential real estate loans held for sale of $6,181 at December 31, 2022), or 58% and 63% of gross residential loans, at December 31, 2023 and 2022, respectively.

***Employee Retention Credits Under the CARES Act***

In the third quarter of 2021, the Company evaluated its eligibility for the employee retention credits (“ERC”) offered under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and determined it qualified for the ERC for the first three quarters of 2021. The Company qualified for the ERC because its gross receipts (which consisted of total interest income and other fees from banking activities and services) decreased more than 20% in 2021 from each of the respective quarters of 2019. The ERC was a refundable tax credit against certain employment taxes. The ERC was equal to 70% of qualified wages paid to employees (including employer qualified health plan expenses) and was capped for each employee. for each of the first three quarters in 2021. As a result of the Company averaging 500 or fewer full-time employees in 2019, all wages paid to employees were eligible for the ERC (rather than just wages paid to employees not providing services). The Company has amended and filed certain payroll tax filings for a refund for each of the first three quarters of 2021.

The Company accounted for the ERC by analogy to International Accounting Standards 20 (“IAS 20”). Under IAS 20, the credit is recognized on a systematic basis over the periods in which the entity recognizes the payroll expenses for which the grant (tax credit) is intended to compensate when there is reasonable assurance that the entity will comply with any conditions attached to the grant and the grant will be received. The Company has made an accounting policy election to record the ERC benefit as a reduction to payroll expenses.

During the year ended December 31, 2021, the Company recorded a grant receivable of $6,529 and a corresponding benefit resulting in a net reduction of salaries and employee benefits expense in the consolidated statements of operations. The Company received cash refunds or credits of $2,130 and $2,254 during the year ended December 31, 2023 and 2022, respectively. The Company has a grant receivable of $2,145 and $4,275 which is recorded in other assets in the consolidated balance sheets at December 31, 2023 and 2022, respectively.

***Debt Securities***

Debt securities are classified as either available for sale or held to maturity. Management determines the classification of the debt securities when they are purchased. All debt securities were categorized as available for sale at December 31, 2023 and 2022.

Available for sale debt securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, net of income taxes. Held to maturity securities are carried at amortized cost when management has the positive intent and ability to hold them to maturity. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums (noncallable) and accretion of discounts. The Company amortizes premiums and accretes discounts using the effective interest method over the contractual life of the individual securities or, in the case of asset-backed securities, using the effective yield method over the estimated life of the individual securities.

Interest income includes amortization or accretion of purchase premium or discount. Gains and losses realized on the sales of available for sale debt securities are recorded on the settlement date and determined using the specific identification method. Held to maturity investment securities are stated at amortized cost and may have a realized gain or loss if the investment security is retired or redeemed before the original maturity date.

Effective January 1, 2023, for available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates at the individual security level whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision for (recovery of) credit losses. Losses are charged against the allowance for credit losses when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

For held to maturity debt securities, the Company utilizes the current expected credit loss approach to estimate lifetime expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of held to maturity debt securities to present the net amount expected to be collected from held to maturity debt securities.

Accrued interest receivable on available for sale debt securities is recorded separately from the amortized cost basis of the debt securities in the consolidated balance sheets and is excluded from the estimate of credit losses.

Prior to January 1, 2023, Management evaluated debt securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation. In determining other-than-temporary impairment for debt securities, management considered many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether a decline was other-than-temporary involved a high degree of subjectivity and judgment and was based on the information available to management at a point in time. A charge was recognized against income for all or a portion of the impairment if the loss was determined to be other-than-temporary.

Under the other-than-temporary impairment model, if the Company's intention was to sell the debt security or it was more likely than not that the Company would be required to sell the debt security prior to the recovery of its amortized cost basis, the debt security was written down to fair value, and the full amount of any impairment charge was recorded as a loss in the consolidated statements of operations. If the Company did not intend to sell the debt security and it was more likely than not that the Company would not be required to sell the debt security prior to recovery of its amortized cost basis, only the current period credit loss of any impairment of a debt security was recognized in the consolidated statements of operations, with the remaining impairment recorded in other comprehensive income.

*Equity Securities*

Equity securities with readily determinable fair values are stated at fair value with unrealized and realized gains and losses reported in income. Those equity securities without readily determinable fair values are recorded at cost less any impairments, adjusted for subsequent observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any changes in the carrying value of the equity investments are recognized in income.

Management performs a qualitative assessment each reporting period to identify impairment of equity securities without readily determinable fair values. When a qualitative assessment indicates that an impairment exists, management determines the fair value of the investment and if the fair value is less than the investment's carrying value, an impairment charge is recorded in income equal to the difference between the fair value and the carrying amount of the investment.

### Loans Held for Sale

The Company originates certain loans intended for sale in the secondary market. Loans held for sale are carried at the lower of amortized cost or fair value on an individual loan basis. The fair value of loans held for sale is primarily determined based on quoted prices for similar loans in active markets or outstanding commitments from third-party investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to non-interest income in the consolidated statements of operations.

Performing residential real estate loans that are held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. On the sale of an originated loan, the servicing right is recorded at its estimated fair value. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold and are recorded as a component of non-interest income in the consolidated statements of operations.

Loans that are originated and classified as held for investment are periodically sold in order to manage liquidity, asset credit quality, interest rate risk or concentration risk. Loans that are reclassified into loans held for sale from loans held for investment, due to a change in intent, are recorded at the lower of cost or fair value.

### Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at amortized cost, net of the allowance for credit losses. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, and deferred loan fees and costs. Accrued interest receivable related to loans is recorded separately from the amortized cost basis of loans on the consolidated balance sheets and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and amortized over the contractual lives of the respective loans as a yield adjustment using the effective interest method.

Interest income on loans is accrued as earned using the interest method over the term of the loan. The accrual of interest income is discontinued at the time the loan is 90 days past due or earlier if conditions warrant and placed on nonaccrual status. In all cases, loans are placed on nonaccrual status at an earlier date if collection of principal or interest is considered doubtful. All interest accrued and not received for loans placed on nonaccrual status is reversed against interest income. Any payments received on nonaccrual loans are applied to interest income on a cash basis if the loan is considered well secured. Otherwise, all payments received are applied first to outstanding loan principal amounts and then to the recovery of the charged off loan amounts. Any excess is treated as a recovery of interest and fees. Loans are returned to accrual status after all principal and interest amounts contractually due are made and future payments are reasonably assured.

### Allowance for Credit Losses - Loans (Effective January 1, 2023)

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of held for investment loans to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted through a charge (recovery) to provision for (recovery of) credit losses in the consolidated statements of operations. When the Company determines that all or a portion of a loan is uncollectible, the appropriate amount is written off, and the allowance for credit losses is reduced by the same amount. The Company applies judgment to determine when a loan is deemed uncollectible; however, generally a loan will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the allowance for credit losses when received. Portions of the allowance for credit losses may be allocated for specific credits;

however, the entire allowance for credit losses is available for any credit that, in management's judgment, should be charged off.

The Company estimates the allowance for credit losses on loans based on the underlying loans' amortized cost. If the collection of principal becomes uncertain, the Company stops accruing interest and reverses the accrued but unpaid interest against interest income. The Company has made a policy election to exclude accrued interest receivable from the measurement of the allowance for credit losses. The allowance for credit losses process involves procedures to appropriately consider the unique characteristics of the Company's portfolio segments. The allowance for credit losses is measured on a collective (pool) basis for portfolios of loans with similar risk characteristics and risk profiles. The Company's portfolio segments include the following: (i) commercial real estate, (ii) commercial construction, (iii) commercial and industrial, (iv) residential real estate and (v) home equity lines of credit. These portfolio segments were identified based on their common characteristics: loan type/purpose of loan, underlying collateral type, historical/expected credit loss patterns, availability of credit quality indicators (i.e., FICO, risk rating, delinquency) and completeness of the historical information. Loans which do not share risk characteristics— generally, nonaccrual commercial and construction loans, and collateral-dependent loans where the borrower is experiencing financial difficulty— are individually assessed for credit loss. The Company has elected, as a practical expedient, to measure the allowance for credit losses on a collateral-dependent loan, where the borrower is experiencing financial difficulty, at the fair value of the collateral less estimated costs to sell. The portfolio segments are reviewed at least annually or when major changes occur in the loan portfolio to ensure that the segmentation is still appropriate.

The amount of the allowance for credit losses represents management's best estimate of current expected credit losses on loans considering available information from internal and external sources, which is relevant to assessing collectability of the loans over the loans' contractual terms, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications unless: (i) management has a reasonable expectation at the reporting date that an individual borrower is experiencing financial difficulty and a modification of the loan will be executed, or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The Company estimates the allowance for credit losses using relevant available information related to past events, current conditions, and reasonable and supportable forecasts. In determining the total allowance for credit losses, the Company calculates the quantitative portion of the allowance for credit losses using the Probability of Default/Probability of Attrition model, which is a logistic regression model, and add the qualitative adjustments to the model results along with the results from any individual loan assessments.

The Probability of Default/Probability of Attrition model estimates the expected lifetime net charge off balance utilizing the following: (i) probability that the loan will stop performing or default; and (ii) probability that a loan will pay-off entirely prior to maturity.  Data used in the development of the probability of default includes macroeconomic variables, including but not limited to unemployment rates, gross domestic product, and the Treasury Yield Curve and peer loss data, when required, which is sourced from a third party. The information is specific to each portfolio segment, though not necessarily solely reliant on internally sourced data. The Company then applies a recovery rate to reflect the recoveries over an approximate 10-year period.

The probability of default is estimated by analyzing the relationship between the historical performance of each loan pool and historical economic trends over a complete economic cycle. The probability of default for each pool is adjusted using a statistical model to reflect the current impact of certain macroeconomic variables and their expected changes over a reasonable and supportable forecast period of eight quarters. The Company determined that it was reasonably able to forecast the macroeconomic variables used in the forecast modeling processes with an acceptable degree of confidence for a total of eight quarters. This forecast period is followed by a reversion process whereby the macroeconomic variables are relaxed to revert to the average historical loss rates for periods after the forecasted eight-quarter period.

Management qualitatively adjusts the allowance for credit loss model results for risk factors not considered within the quantitative modeling processes but are nonetheless relevant in assessing the expected credit losses within the portfolio segments. These qualitative risk factor adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. Qualitative risk factors considered include, among other things, adjustments for imprecision inherent in the forecasts of macroeconomic variables, levels of criticized and classified loans and collection strategies management may employ to reduce these levels, portfolio dispersion and the unique characteristics of the Advantage Loan Program loans which could result in behavior different than our historic losses in a downside economic cycle.

For loans that do not share risk characteristics that are evaluated on an individual basis, specific allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. In such cases, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. The Company reevaluates the fair value of collateral supporting collateral dependent loans on an annual basis.

As disclosed above, the Company has identified the following portfolio segments used in measuring its expected credit losses in the loan portfolio and their respective risk characteristics.

The Residential Real Estate Mortgage portfolio includes residential first mortgages and residential second mortgages. The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. Economic trends determined by unemployment rates and other key economic indicators, particularly at the regional and local levels, are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

The Home Equity Lines of Credit portfolio includes residential second mortgages in the form of a revolving line of credit that requires interest only payments for a period followed by an amortizing period. These loans have a higher risk of default compared to first liens making it harder to rely on loan-to-value ratios and loan balances can fluctuate. These loans are secured by the residential real estate by serving as a second lien behind the first mortgage lien.

The Commercial Real Estate portfolio includes commercial loans made to many types of businesses secured by retail, multifamily, offices, hotels/single-room occupancy hotels, industrial and other commercial properties. Adverse economic developments or an overbuilt market may impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.

The Construction Loans portfolio is comprised of loans to builders and developers primarily for residential, commercial and mixed-use development. In addition to general commercial real estate risks, construction loans have additional risk of cost overruns, market deterioration during construction, lack of permanent financing, and no operating history.

The Commercial and Industrial portfolio is comprised of loans to many types of businesses for their operating needs of the business. The risk characteristics of these loans vary based on the borrowers' business and industry as repayment is typically dependent on cash flows generated from the underlying business. These loans may be secured by real estate or other assets or may be unsecured and the Company typically seeks personal guarantees on commercial and industrial loans.

***Allowance for Loan Losses (Prior to January 1, 2023)***

The allowance for loan losses was a valuation allowance for probable incurred credit losses, increased or decreased by the provision for loan losses and decreased by charge offs less recoveries. Loan losses were charged against the allowance for loan losses when a loan was considered partially or fully uncollectible or had such little value that continuance as an asset was not warranted. Subsequent recoveries, if any, were credited to the allowance for loan losses. Management estimated the allowance for loan losses balance using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors. Allocations of the allowance for loan losses may be made for specific loans, but the entire allowance for loan losses was available for any loan that, in management's judgment, should be charged off.

The allowance for loan losses consisted of specific and general components. The specific component related to loans that were individually classified as impaired. The general component covers all other loans and was based on historical loss experience adjusted for general economic conditions and other qualitative factors by portfolio segment. The historical loss experience was determined by portfolio segment and was based on the actual loss history experienced over the most recent three-year period. Significant judgment was used to assign each qualitative factor a level of risk, which was translated into additional basis points added to the historical loss rates. These economic and other risk factors included consideration of the following: levels of and trends in delinquencies and classified loans; trends in loan growth; effects of any changes in underwriting standards; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends and conditions as indicated by unemployment rates, consumer confidence and household income; industry conditions such as property values and vacancy risk; and effects of changes in credit concentrations.

### *Mortgage Servicing Rights, net*

Servicing assets (mortgage servicing rights) are recognized separately when residential real estate loans are sold with servicing rights retained by the Company. Mortgage servicing rights are initially recorded at fair value, which is determined based on an internal valuation model that calculates the present value of estimated future net servicing income. The servicing assets are subsequently measured using the amortization method which requires servicing assets to be amortized into non-interest income in the consolidated statements of operations in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

On a quarterly basis, servicing assets are evaluated for impairment based upon the fair value of the mortgage servicing rights compared to their carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. If the carrying amount of an individual grouping exceeds fair value, impairment is recorded on that grouping so that the servicing asset is carried at fair value. Impairment is recognized through a valuation allowance for an individual grouping. If it is later determined that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the valuation allowance may be recorded as an increase to income. Changes in valuation allowances are reported within net servicing income (loss) on the consolidated statements of operations. The fair values of servicing assets are subject to significant fluctuations due to changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing income. Servicing fees totaled $551, $905 and $1,841 for the year ended December 31, 2023, 2022 and 2021, respectively. Late fees and ancillary fees related to loan servicing were not material for the periods presented.

### *Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(dollars in thousands, except share and per share amounts)

***Federal Home Loan Bank Stock***

The Bank is a member of the FHLB system. Members are required to own a certain amount of FHLB stock based on the level of FHLB borrowings and other factors and may invest additional amounts. The FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of its par value. The FHLB stock does not have a readily determinable fair value and no quoted market value as the ownership is restricted to member institutions. Also, the FHLB stock is pledged as collateral on FHLB borrowings. Cash and stock dividends on FHLB stock are reported as income in interest and dividends on investment securities and restricted stock in the consolidated statements of operations. Cash dividends received amounted to $653, $433 and $609 for the year ended December 31, 2023, 2022 and 2021, respectively.

***Federal Reserve Bank Stock***

The Bank is a member of its regional Federal Reserve Bank. As a covered savings association, the Bank is required to own a certain amount of capital stock of the Federal Reserve Bank of Chicago, of which 50% has been paid. The remaining 50% is subject to a call by the Federal Reserve Bank. The capital stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of its par value. The capital stock does not have a readily determinable fair value and no quoted market value as ownership is restricted to member institutions. Cash and stock dividends on the Federal Reserve Bank stock are reported as income in interest and dividends on investment securities and restricted stock in the consolidated statements of operations. Cash dividends received amounted to $106 for the year ended December 31, 2023.

***Company-Owned Life Insurance***

The Company owns life insurance policies on retired and former employees and officers. These policies are recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Income from these policies and changes in the cash surrender value of the life insurance policies are recorded in non-interest income in the consolidated statements of operations and are generally not subject to income taxes.

During the year ended December 31, 2022, the Company surrendered certain life insurance policies related to former executives and a controlling shareholder. Refer to Note 15—Employee Benefit Plans.

***Long-Lived Assets***

Long-lived assets, such as leasehold improvements and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require long-lived assets or asset groups to be tested for possible impairment, the Company compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, such as discounted cash flow models and third-party independent appraisals.

***Liability for Unfunded Commitments (Effective January 1, 2023)***

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for these off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk through a contractual obligation to extend credit unless that obligation is unconditionally cancellable by

the Company. The estimate of expected credit losses generally follows the same methodology as the funded loans by utilizing the loss rates generated for each portfolio segment with an adjustment for the probability of funding to occur. The liability for unfunded commitments, which is recorded in other liabilities in the consolidated balance sheets, is adjusted through the provision for (recovery of) credit losses.

### Mortgage Repurchase Liability

In connection with portfolio loans sold in the secondary market, the Company makes customary representations and warranties about certain characteristics of each loan. The Company establishes a liability which may result from breaches in such representations and warranties. The mortgage repurchase liability reflects management's estimate of such losses based on a combination of factors. The Company's estimation process requires management to make subjective and complex judgments about matters that are inherently uncertain, such as expectations of future repurchase demands and economic factors. The actual loss on repurchases could vary significantly from the recorded repurchase liability, depending on the outcome of various factors.

A loss incurred on the repurchase of the Advantage Loan Program loans is charged against the mortgage repurchase liability, except when the unpaid principal balance of the loan is greater than its fair value on the date of repurchase. The amount in excess of fair value is recorded as a loss on repurchase in other non-interest expense. The disposition of the mortgage servicing rights related to servicing the respective loans (as mortgage servicing of these loans was retained at the time of sale) is recorded in net servicing income (loss) in non-interest income in the consolidated statements of operations. The Advantage Loan Program loans that have been repurchased are then included in loans held for investment. The mortgage repurchase liability is included in other liabilities in the consolidated balance sheets.

### Legal Contingencies and Litigation Accruals

On a quarterly basis, management assesses potential losses in relation to their legal proceedings and other pending or threatened legal matters. If a loss is considered probable and the amount can be reasonably estimated, the Company recognizes an expense for the estimated loss. Estimates of any such loss are subjective in nature and require the evaluation of numerous facts and assumptions as to future events, including the application of legal precedent that may be conflicting. To the extent these estimates are more or less than the actual liability resulting from the resolution of these matters, net income (loss) would be increased or decreased accordingly. If the differences are material, the consolidated financial statements could be materially impacted. The Company accounts for the related legal costs of litigating a claim and taking legal actions by expensing the legal costs as incurred.

### Revenue from Contracts with Customers

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services as performance obligations are satisfied.

The majority of the Company's revenues are from interest income and other sources, including loans and investment securities, as well as fees related to mortgage servicing activities, which are not within the scope of ASC 606 and are instead subject to other accounting guidance. The Company's services that are within the scope of ASC 606 are recorded within non-interest income, which includes service charges on deposit accounts, interchange income and other service charges and fees. Descriptions of these activities that are within the scope of ASC 606, which are presented in the consolidated statements of operations as components of non-interest income, are as follows:

*Service charges on deposit accounts*: The Company earns fees from its deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligations. Service charges on deposit accounts are withdrawn from the customer's account balance.

*Interchange fees:* The Company earns interchange fees from debit cardholder transactions conducted through the MasterCard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Such interchange activity is shown on a net basis through non-interest income, other income.

*Other service charges and fees:* Other charges and fees includes revenue generated from wire transfers, lockboxes and the issuance of checks. Such fees are recognized at the point in time the customer requests the service, and the service is rendered.

### Stock-based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and independent members of the Company's board of directors, based on the fair value of these awards at the date of grant. The fair value of stock options is estimated using a Black-Scholes option pricing model, and the fair value of restricted stock awards is based on the market price of the Company's common stock at the date of grant reduced by the present value of dividends per share expected to be paid during the period the shares are not vested.

Compensation cost is recorded over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recorded on a straight-line basis over the requisite service period of the entire award. Forfeitures are recorded in the period in which they occur.

### Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on available for sale debt securities, net of income taxes, which is also recognized as a separate component of shareholders' equity. The Company releases the income tax effects on unrealized gains and losses on available for sale debt securities that are reported in other comprehensive income (loss) on a security-by-security basis when debt securities are sold.

### Income Taxes

Income taxes are provided for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(dollars in thousands, except share and per share amounts)

***Income (Loss) per Share, Basic and Diluted***

Basic income (loss) per share represents net income (loss) divided by the weighted average number of common shares outstanding during the period. In periods of income, diluted income per share represents net income divided by the weighted average number of common shares outstanding during the period, plus the effect of outstanding potential dilutive common shares. In periods of a net loss, basic and diluted per share information are the same.

***Operating Segments***

The Company's operations are in the financial services industry. Operations are managed and financial performance is evaluated on a Company-wide basis since discrete financial information is not available other than on a consolidated basis. Accordingly, management evaluates the performance of the Company's business based on one reportable segment, community banking. The chief executive officer assesses the Company's performance and decides how to allocate resources based on net income that also is reported on the consolidated statements of operations as consolidated net income.

***New Accounting Standards Adopted in 2023***

In March 2022, the FASB issued Accounting Standards Update ("ASU") 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02"), which eliminates the recognition and measurement accounting guidance for troubled debt restructurings by creditors and enhances disclosure requirements for certain loan refinancings and restructurings made to borrowers experiencing financial difficulty. Under the new guidance, creditors should evaluate all loan modifications to determine if they result in a new loan or a continuation of the existing loan under the general loan modification guidance. Public business entities are required to disclose current-period gross write-offs by year of origination for loan financing receivables and net investment in leases. The Company adopted the provisions of ASU 2022-02 on January 1, 2023, along with its adoption of ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13") as discussed below. On the date of adoption, the Company recorded a cumulative effect adjustment of $276, net of tax, to decrease the opening balance of retained earnings as of January 1, 2023, for the initial application of ASU 2022-02. The cumulative effect adjustment (before tax) represents the difference between the allowance previously determined under the troubled debt restructuring model and the allowance determined under the new credit loss accounting model for such loans on the adoption date.

In June 2016, the FASB issued ASU 2016-13 (and subsequent amendments), which significantly changes estimates for credit losses related to financial assets measured at amortized cost, including loan receivables and other contracts, such as off-balance sheet credit exposure, specifically, loan commitments and standby letters of credit, financial guarantees and other similar instruments. The guidance replaced the current incurred loss accounting model with an expected loss model, which is referred to as the current expected credit loss model. The current expected credit loss model requires the measurement of the lifetime expected credit losses on financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additionally, ASU 2016-13 requires credit losses on available for sale debt securities to be presented as an allowance rather than as a write-down under the previous other-than-temporary impairment model. The guidance requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio.

The Company adopted ASU 2016-13 on January 1, 2023 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while amounts for prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The Company recorded a cumulative effect adjustment of $778, net of tax, to increase the opening balance of retained earnings as of January 1, 2023, for the initial application of current expected credit loss model. Upon adoption, the allowance for credit losses for loans decreased by $1,651 primarily driven by the allowance for credit losses on the construction loan portfolio due to the short contractual maturities of the loans in this portfolio segment. This was partially offset by an increase in the

(dollars in thousands, except share and per share amounts)

allowance for credit losses in both the residential real estate and commercial real estate portfolio segments which have longer contractual maturities. In addition, the Company established a liability for unfunded commitments of $579.

The details of the changes and quantitative impact on the financial statement line items in the consolidated balance sheet as of January 1, 2023 for the adoption of ASU 2016-13, along with the adoption of ASU 2022-02, were as follows:

| | Prior to Adoption | Adjustments for ASU 2016-13 | Adjustments for ASU 2022-02 | After Adoption |
|---|---|---|---|---|
| Assets: | | | | |
| Allowance for credit losses – loans | $ 45,464 | $ (1,651) | $ 380 | $ 44,193 |
| Liabilities: | | | | |
| Liability for unfunded commitments | — | 579 | — | 579 |
| Pretax cumulative effect adjustment of a change in accounting principle | | (1,072) | 380 | |
| Less: income taxes | | 294 | (104) | |
| Cumulative effect adjustment of a change in accounting principle, net of tax | | $ (778) | $ 276 | |

For all classes of financial assets deemed collateral dependent, the Company elected the practical expedient to estimate the expected credit losses based on the respective collateral's fair value less cost to sell. The Company also made an accounting policy election to not measure an allowance for credit losses on accrued interest receivable and to present accrued interest receivable separately from the related financial asset on the consolidated balance sheet.

The Company's available for sale debt securities are comprised of debt, mortgage-backed securities and collateralized mortgage obligations. The debt, mortgage-backed securities and the majority of the collateralized mortgage obligations are issued by the U.S. government, its agencies and government-sponsored enterprises. The Company has a long history with no credit losses from these issuers. Thus, the Company has not recorded an allowance for credit losses for its available for sale debt securities at the date of adoption.

As stated, the comparative prior period information presented before January 1, 2023 has not been adjusted and continues to be reported under the Company's historical allowance for loan losses policies.

***Recently Issued Accounting Standards Not Yet Adopted***

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires greater disaggregation of information in a reporting entity's effective tax rate reconciliation as well as disaggregation of income taxes paid by jurisdiction. This ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires more disaggregated expense information about a public entity's reportable segments if the significant segment expenses are regularly provided to the chief operating decision maker and included in each reported measure of segment profit or loss. Additionally, ASU 2023-07 allows public entities to disclose more than one measure of segment profit or loss used by the chief operating decision maker. For public entities that have one reportable segment, ASU 2023-07 confirmed that all of the disclosures required in the segment guidance, including disclosing a measure of segment profit or loss and reporting significant segment expense and other items apply to these entities. This ASU 2023-07 does not change the definition of a segment, the method of determining segments, or the criteria for aggregating operating segments into reportable segments. The ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU 2023-07 should be adopted retrospectively as of the

(dollars in thousands, except share and per share amounts)

beginning of the earliest period presented. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-07 on its segment reporting disclosures.

**Note 3—Debt Securities**

The following tables summarize the amortized cost and fair value of available for sale debt securities at December 31, 2023 and 2022 and the corresponding amounts of gross unrealized gains and losses:

| | December 31, 2023 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Fair Value |
| Available for sale: | | | | |
| U.S. Treasury and Agency securities | $ 253,107 | $ 57 | $ (4,176) | $ 248,988 |
| Mortgage-backed securities | 35,757 | — | (3,830) | 31,927 |
| Collateralized mortgage obligations | 151,196 | 27 | (13,066) | 138,157 |
| Collateralized debt obligations | 151 | — | (10) | 141 |
| Total | $ 440,211 | $ 84 | $ (21,082) | $ 419,213 |

| | December 31, 2022 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Fair Value |
| Available for sale: | | | | |
| U.S. Treasury and Agency securities | $ 175,878 | $ 17 | $ (7,458) | $ 168,437 |
| Mortgage-backed securities | 41,388 | — | (4,655) | 36,733 |
| Collateralized mortgage obligations | 153,066 | 4 | (14,829) | 138,241 |
| Collateralized debt obligations | 157 | — | (10) | 147 |
| Total | $ 370,489 | $ 21 | $ (26,952) | $ 343,558 |

Investment securities with a fair value of $61,078 were pledged as collateral on the FHLB borrowings at December 31, 2023. Additionally, investment securities with a fair value of $64,105 were held by the FRB as collateral for available borrowings under the Bank Term Funding Program.

Accrued interest receivable on available for sale debt securities totaled $1,535 and $808 at December 31, 2023 and 2022, respectively.

The mortgage-backed securities, and a majority of the collateralized mortgage obligations are issued and/or guaranteed by a U.S. government agency (Government National Mortgage Association) or a U.S. government-sponsored enterprise (Federal Home Loan Mortgage Corporation ("Freddie Mac") or Federal National Mortgage Association ("Fannie Mae")). The fair value of the private-label collateralized mortgage obligations was $308 and $353 at December 31, 2023 and 2022, respectively.

No securities of any single issuer, other than debt securities issued by the U.S. government, government agency and government-sponsored enterprises, were in excess of 10% of total shareholders' equity as of December 31, 2023 and 2022.

Information pertaining to sales of available for sale debt securities for the year ended December 31, 2023, 2022 and 2021 is as follows:

| | Year Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| Proceeds from the sale of debt securities | $ 9,578 | $ 6,999 | $ — |
| | | | |
| Gross realized gains | $ 2 | $ 33 | $ — |
| Gross realized losses | (115) | (1) | — |
| Total net realized gains (loss) | $ (113) | $ 32 | $ — |

(dollars in thousands, except share and per share amounts)

The income tax expense (benefit) related to the net realized gains (loss) was $(32) and $9 for the year ended December 31, 2023 and 2022, respectively.

The amortized cost and fair value of U.S. Treasury and Agency securities at December 31, 2023 are shown by contractual maturity in the table below. Mortgage-backed securities, collateralized mortgage obligations and collateralized debt obligations are disclosed separately as the expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| U.S. Treasury and Agency securities: | | |
| Due less than one year | $173,633 | $173,398 |
| Due after one year through five years | 79,474 | 75,590 |
| Mortgage-backed securities | 35,757 | 31,927 |
| Collateralized mortgage obligations | 151,196 | 138,157 |
| Collateralized debt obligations | 151 | 141 |
| Total | $440,211 | $419,213 |

The following table summarizes available for sale debt securities, at fair value, in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2023 and 2022, aggregated by major security type and length of time the individual securities have been in a continuous unrealized loss position:

| | December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Treasury and Agency securities | $ 49,836 | $ (1) | $125,183 | $ (4,175) | $175,019 | $ (4,176) |
| Mortgage-backed securities | — | — | 31,927 | (3,830) | 31,927 | (3,830) |
| Collateralized mortgage obligations | 10,297 | (221) | 111,554 | (12,845) | 121,851 | (13,066) |
| Collateralized debt obligations | — | — | 141 | (10) | 141 | (10) |
| Total | $ 60,133 | $ (222) | $268,805 | $(20,860) | $328,938 | $(21,082) |

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Treasury and Agency securities | $ 100,815 | $ (2,839) | $ 44,605 | $ (4,619) | $ 145,420 | $ (7,458) |
| Mortgage-backed securities | 5,792 | (139) | 30,941 | (4,516) | 36,733 | (4,655) |
| Collateralized mortgage obligations | 69,088 | (3,169) | 64,715 | (11,660) | 133,803 | (14,829) |
| Collateralized debt obligations | — | — | 147 | (10) | 147 | (10) |
| Total | $ 175,695 | $ (6,147) | $140,408 | $(20,805) | $ 316,103 | $(26,952) |

As of December 31, 2023, the debt securities portfolio consisted of 34 debt securities, with 30 debt securities in an unrealized loss position. For debt securities in an unrealized loss position, the Company has both the intent and ability to hold these investments and, based on the current conditions, the Company does not believe it is likely that it will be required to sell these debt securities prior to recovery of the amortized cost. As the Company had the intent and the ability to hold the debt securities in an unrealized loss position at December 31, 2023, each security with an unrealized loss position was further assessed to determine if a credit loss exists.

(dollars in thousands, except share and per share amounts)

The Company's debt, mortgage-backed securities and the majority of the collateralized mortgage obligations are issued by the U.S. government, its agencies and government-sponsored enterprises. The Company has a long history with no credit losses from issuers of U.S. government, its agencies and government-sponsored enterprises. Also, the Company's available for sale debt securities are explicitly or implicitly fully guaranteed by the U.S. government. As a result, management does not expect any credit losses on its available for sale debt securities. Accordingly, the Company has not recorded an allowance for credit losses for its available for sale debt securities at December 31, 2023. Similarly, for the same reasons noted above, at December 31, 2022, the Company determined that the unrealized losses in these securities were due to non-credit-related factors, including changes in interest rates and other market conditions.

**Note 4—Equity Securities**

Equity securities consist of an investment in a qualified community reinvestment act investment fund, which is a publicly-traded mutual fund and an investment in the common equity of Pacific Coast Banker's Bank, a thinly traded restricted stock. At December 31, 2023 and 2022, equity securities totaled $4,703 and $4,642, respectively.

Equity securities with readily determinable fair values are stated at fair value with realized and unrealized gains and losses reported in non-interest income in the statements of operations. At December 31, 2023 and 2022, equity securities with readily determinable fair values were $4,457 and $4,396, respectively. The following is a summary of unrealized and realized gains and losses recognized in the consolidated statements of operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Net gains (loss) recorded during the year on equity securities | $ 61 | $ (580) | $ (142) |
| Less: net gains (loss) recorded during the year on equity securities sold during the period | — | — | — |
| Unrealized gains (loss) recorded during the year on equity securities held at the reporting date | $ 61 | $ (580) | $ (142) |

The Company has elected to account for its investment in a thinly traded, restricted stock using the measurement alternative for equity securities without readily determinable fair values, resulting in the investment carried at cost based on no evidence of impairment or observable trading activity during 2023 and 2022. The investment was reported at $246 at December 31, 2023 and 2022.

**Note 5—Loans**

*Loans Held for Sale*

The major categories of loans held for sale were as follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Residential real estate | $ — | $ 6,181 |
| Commercial real estate | — | 1,544 |
| Total loans held for sale | $ — | $ 7,725 |

At December 31, 2022, loans held for sale includes nonaccrual residential real estate loans of $1,942.

In March 2023, residential real estate loans held for investment with an amortized cost of $41,059 were transferred to loans held for sale due to management's change in intent and decision to sell the loans. On the transfer, the Company recorded a $6,478 charge off applied against the allowance for credit losses to reflect these loans at their estimated fair value. In addition, residential real estate loans held for sale with an amortized cost of $3,906 were transferred to loans held for investment due to management's change in intent and decision to not sell the loans.

(dollars in thousands, except share and per share amounts)

During the year ended December 31, 2023, the Company sold loans held for sale, with a carrying value of $36,210 on the date of sale, to a third party for net cash proceeds of $37,930.

During the year ended December 31, 2021, commercial real estate loans with a carrying value of $61,549 were reclassified as loans held for sale from loans held for investment due to management's change in intent and decision to sell the loans. On the date of transfer, the amortized cost exceeded the fair value of the loans due to credit deterioration. The Company recorded a charge-off of $7,921 to the allowance for credit losses, which established a new aggregate cost basis for the loans of $53,628 on the date of transfer. In February 2022, the Company sold substantially all of its commercial real estate loans held for sale, which loans had a carrying value of $49,455 on the date of sale, to a third party for cash proceeds of $49,610.

*Loans Held for Investment*

The major categories of loans held for investment and the allowance for credit losses were as follows:

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Residential real estate | $ 1,085,776 | $ 1,391,276 |
| Commercial real estate | 236,982 | 221,669 |
| Construction | 10,381 | 44,503 |
| Commercial and industrial | 15,832 | 1,396 |
| Other consumer | 1 | 5 |
| Total loans | 1,348,972 | 1,658,849 |
| Less: allowance for credit losses | (29,404) | (45,464) |
| Loans, net | $ 1,319,568 | $ 1,613,385 |

Accrued interest receivable related to total gross loans, including loans held for sale, was $6,617 and $6,894 as of December 31, 2023 and 2022, respectively.

Loans totaling $428,358 and $389,830 were pledged as collateral on the FHLB borrowings at December 31, 2023 and 2022, respectively. Residential real estate loans collateralized by properties that were in the process of foreclosure totaled $4,004 and $5,711 at December 31, 2023 and 2022, respectively.

As disclosed above, residential real estate loans with an amortized cost of $41,059 were transferred to loans held for sale and subsequently sold in May 2023. Also, in March 2023, residential real estate loans with an amortized cost of $3,906 were transferred from loans held for sale to loans held for investment.

In October 2022, the Company acquired a pool of residential mortgage loans with an unpaid principal balance of $31,307 for a total purchase price of $30,847 from a third party investor. These loans were considered performing loans at the time of purchase.

During the year ended December 31, 2022, the Company charged off $4,064 of its recorded investment in certain higher risk commercial real estate loans held in its portfolio. These commercial real estate loans were then sold to a third-party investor for net cash proceeds of $17,794. No gain or loss was recorded on the sale of the commercial real estate loans.

During the year ended December 31, 2022, the Company repurchased pools of Advantage Loan Program loans with a total outstanding principal balance of $65,621. For more information on the repurchases of Advantage Loan Program loans, refer to Note 20—Commitments and Contingencies.

(dollars in thousands, except share and per share amounts)

*Allowance for Credit Losses*

The allowance for credit losses at December 31, 2023 was estimated using the current expected credit loss model. The Company's estimate of the allowance for credit losses reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified a loan where the individual borrower is experiencing financial difficulty. The following tables present the activity in the allowance for credit losses related to loans held for investment by portfolio segment for the year ended December 31, 2023:

| December 31, 2023 | Residential Real Estate | Commercial Real Estate | Construction | Commercial and Industrial | Total |
|---|---|---|---|---|---|
| Allowance for credit losses: | | | | | |
| Beginning balance | $ 27,951 | $ 11,694 | $ 5,781 | $ 38 | $ 45,464 |
| Adoption of ASU 2016-13 | 865 | 1,151 | (3,633) | (34) | (1,651) |
| Adoption of ASU 2022-02 | (11) | — | 391 | — | 380 |
| Provision for (recovery of) credit losses | (8,433) | 605 | (1,158) | 142 | (8,844) |
| Charge offs | (6,478) | — | — | — | (6,478) |
| Recoveries | 428 | 100 | 5 | — | 533 |
| Total ending balance | $ 14,322 | $ 13,550 | $ 1,386 | $ 146 | $ 29,404 |

The following tables present the activity in the allowance for loan losses for the year ended December 31, 2022 and 2021, as determined in accordance with ASC 310, *Receivables* ("ASC 310"), prior to the adoption of ASU 2016-13:

| December 31, 2022 | Residential Real Estate | Commercial Real Estate | Construction | Commercial Lines of Credit | Total |
|---|---|---|---|---|---|
| Allowance for loan losses: | | | | | |
| Beginning balance | $ 32,202 | $ 12,608 | $ 11,730 | $ 8 | $ 56,548 |
| Provision for (recovery of) loan losses | (5,105) | 3,060 | (7,919) | 30 | (9,934) |
| Charge offs | (197) | (4,064) | — | — | (4,261) |
| Recoveries | 1,051 | 90 | 1,970 | — | 3,111 |
| Total ending balance | $ 27,951 | $ 11,694 | $ 5,781 | $ 38 | $ 45,464 |

| December 31, 2021 | Residential Real Estate | Commercial Real Estate | Construction | Commercial Lines of Credit | Total |
|---|---|---|---|---|---|
| Allowance for loan losses: | | | | | |
| Beginning balance | $ 32,366 | $ 21,942 | $ 17,988 | $ 91 | $ 72,387 |
| Provision for (recovery of) loan losses | (1,578) | (2,052) | (4,552) | (83) | (8,265) |
| Charge offs | — | (7,921) | (1,965) | — | (9,886) |
| Recoveries | 1,414 | 639 | 259 | — | 2,312 |
| Total ending balance | $ 32,202 | $ 12,608 | $ 11,730 | $ 8 | $ 56,548 |

(dollars in thousands, except share and per share amounts)

Prior to the adoption of ASU 2016-13, the Company individually evaluated commercial real estate loans, construction loans and commercial lines of credit for impairment, and large homogeneous loans, such as residential real estate loans and other consumer loans, were collectively evaluated for impairment. The following table presents loans individually and collectively evaluated for impairment and their respective allowance for loan loss allocation as of December 31, 2022, as determined in accordance with ASC 310, prior to the adoption of ASU 2016-13:

| December 31, 2022 | Residential Real Estate | Commercial Real Estate | Construction | Commercial Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|
| Allowance for loan losses: | | | | | | |
| Ending allowance balance attributable to loans: | | | | | | |
| Individually evaluated for impairment | $ 11 | $ — | $ — | $ — | $ — | $ 11 |
| Collectively evaluated for impairment | 27,940 | 11,694 | 5,781 | 38 | — | 45,453 |
| Total ending allowance balance | $ 27,951 | $ 11,694 | $ 5,781 | $ 38 | $ — | $ 45,464 |
| Loans: | | | | | | |
| Loans individually evaluated for impairment | $ 45 | $ — | $ 2,485 | $ 107 | $ — | $ 2,637 |
| Loans collectively evaluated for impairment | 1,391,231 | 221,669 | 42,018 | 1,289 | 5 | 1,656,212 |
| Total ending loans balance | $1,391,276 | $ 221,669 | $ 44,503 | $ 1,396 | $ 5 | $ 1,658,849 |

(dollars in thousands, except share and per share amounts)

The following table presents information related to impaired loans by class of loans as of and for the year ended December 31, 2022 and 2021, as determined in accordance with ASC 310 prior to the adoption of ASU 2016-13:

| | At December 31, 2022 | | | Year Ended December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Unpaid Principal Balance | Recorded Investment | Allowance for Loan Losses | Average Recorded Investment | Interest Income Recognized | Cash Basis Interest Recognized |
| With no related allowance for loan losses recorded: | | | | | | |
| Commercial real estate: | | | | | | |
| Retail | $ 227 | $ — | $ — | $ — | $ — | $ — |
| Construction | 2,485 | 2,485 | — | 6,004 | 166 | 149 |
| Commercial lines of credit: | | | | | | |
| Private banking | 107 | 107 | — | 112 | 6 | 5 |
| Subtotal | 2,819 | 2,592 | — | 6,116 | 172 | 154 |
| With an allowance for loan losses recorded: | | | | | | |
| Residential real estate, first mortgage | 79 | 45 | 11 | 169 | 4 | 4 |
| Total | $ 2,898 | $ 2,637 | $ 11 | $ 6,285 | $ 176 | $ 158 |

| | At December 31, 2021 | | | Year Ended December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Unpaid Principal Balance | Recorded Investment | Allowance for Loan Losses | Average Recorded Investment | Interest Income Recognized | Cash Basis Interest Recognized |
| With no related allowance for loan losses recorded: | | | | | | |
| Residential real estate, first mortgage | $ 91 | $ 65 | $ — | $ 79 | $ — | $ — |
| Commercial real estate: | | | | | | |
| Retail | — | — | — | 612 | — | — |
| Hotels/Single-room occupancy hotels | 4,459 | 4,441 | — | 14,370 | — | — |
| Office | — | — | — | 1,846 | — | — |
| Other | — | — | — | 68 | — | — |
| Construction | 15,004 | 14,984 | — | 30,239 | 231 | 218 |
| Commercial lines of credit: | | | | | | |
| Private banking | 116 | 116 | — | 1,034 | 8 | 8 |
| Subtotal | 19,670 | 19,606 | — | 48,248 | 239 | 226 |
| With an allowance for loan losses recorded: | | | | | | |
| Residential real estate, first mortgage | 273 | 285 | 159 | 281 | 3 | 3 |
| Construction | — | — | — | 2,541 | 219 | 200 |
| Subtotal | 273 | 285 | 159 | 2,822 | 222 | 203 |
| Total | $ 19,943 | $ 19,891 | $ 159 | $ 51,070 | $ 461 | $ 429 |

In the tables above, the unpaid principal balance is not reduced for partial charge offs. Also, the recorded investment excludes accrued interest receivable on loans, which was not significant.

(dollars in thousands, except share and per share amounts)

Also presented in the table above is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. Factors considered by management in determining if a loan was impaired include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received under the cash basis method. The average balances are calculated based on the month-end balances of the loans for the period reported.

*Nonaccrual Loans and Past Due Loans*

Past due loans held for investment are loans contractually past due 30 days or more as to principal or interest payments. A loan held for investment is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan held for investment may remain in accrual status if it is in the process of collection and well secured. When a loan held for investment is placed in nonaccrual status, interest accrued but not received is reversed against interest income. Interest received on such loans is applied to the principal balance of the loan until qualifying for return to accrual status. Loans are returned to accrual status after all principal and interest amounts contractually due are made and future payments are reasonably assured.

The following table presents the total amortized cost basis of loans on nonaccrual status, the amortized cost basis of loans on nonaccrual status with no related allowance for credit losses and loans past due 90 days or more and still accruing at December 31, 2023 and 2022:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | Nonaccrual Loans | Nonaccrual With No Allowance for Credit Losses | Past Due 90 Days or More and Still Accruing | Nonaccrual Loans | Nonaccrual With No Allowance for Credit Losses | Past Due 90 Days or More and Still Accruing |
| Residential real estate: | | | | | | |
| Residential first mortgage | $ 8,942 | $ 4,079 | $ 31 | $ 33,501 | $ — | $ 35 |
| Residential second mortgage | — | — | — | 189 | — | — |
| Commercial real estate | — | — | — | — | — | — |
| Total | $ 8,942 | $ 4,079 | $ 31 | $ 33,690 | $ — | $ 35 |

At December 31, 2023, the Company had nonaccrual loans of $8,942 in its held for investment loan portfolio. The decrease in nonaccrual loans from December 31, 2022 is primarily due to nonaccrual loans of $28,637 that were transferred to held for sale in March 2023 and subsequently sold in May 2023. On the transfer, a charge off on these nonaccrual loans of $4,231 was recorded to the allowance for credit losses. The remainder of the decrease in nonaccrual loans is primarily due to loans of $4,162 that were paid in full and loans of $5,791 that were returned to accrual status. Partially offsetting these decreases, loans totaling $14,093 were added to nonaccrual status, a portion of which were transferred to held for sale and sold in May 2023.

The total interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms was $401, $2,028 and $2,936 for the year ended December 31, 2023, 2022 and 2021, respectively. The Company does not record interest income on nonaccrual loans.

(dollars in thousands, except share and per share amounts)

*Aging Analysis of Past Due Loans*

The following table presents an aging of the amortized cost basis of contractually past due loans at December 31, 2023:

| December 31, 2023 | 30 – 59 Days Past Due | 60 - 89 Days Past Due | 90 Days or More Past Due | Total Past Due | Current Loans | Total |
|---|---|---|---|---|---|---|
| Residential real estate | $ 16,634 | $ 2,305 | $ 8,973 | $ 27,912 | $ 1,057,864 | $ 1,085,776 |
| Commercial real estate | — | — | — | — | 236,982 | 236,982 |
| Construction | — | — | — | — | 10,381 | 10,381 |
| Commercial and industrial | — | — | — | — | 15,832 | 15,832 |
| Other consumer | — | — | — | — | 1 | 1 |
| Total | $ 16,634 | $ 2,305 | $ 8,973 | $ 27,912 | $ 1,321,060 | $ 1,348,972 |

The following table presents the aging of the recorded investment in past due loans, presented in accordance with ASC 310, at December 31, 2022, by class of loans:

| December 31, 2022 | 30 - 59 Days Past Due | 60 - 89 Days Past Due | 90 Days or More Past Due | Total Past Due | Current Loans | Total |
|---|---|---|---|---|---|---|
| Residential real estate: | | | | | | |
| Residential first mortgage | $ 17,881 | $ 5,337 | $ 33,536 | $ 56,754 | $1,324,545 | $1,381,299 |
| Residential second mortgage | 99 | — | 189 | 288 | 9,689 | 9,977 |
| Commercial real estate: | | | | | | |
| Retail | — | — | — | — | 28,971 | 28,971 |
| Multifamily | — | — | — | — | 81,444 | 81,444 |
| Office | — | — | — | — | 39,610 | 39,610 |
| Hotels/Single-room occupancy hotels | — | — | — | — | 5,208 | 5,208 |
| Industrial | — | — | — | — | 30,242 | 30,242 |
| Other | — | — | — | — | 36,194 | 36,194 |
| Construction | — | — | — | — | 44,503 | 44,503 |
| Commercial lines of credit: | | | | | | |
| Private banking | — | — | — | — | 107 | 107 |
| C&I lending | — | — | — | — | 1,289 | 1,289 |
| Other consumer | — | — | — | — | 5 | 5 |
| Total | $ 17,980 | $ 5,337 | $ 33,725 | $ 57,042 | $1,601,807 | $1,658,849 |

*Collateral-Dependent Loans*

Collateral-dependent loans are those for which repayment (on the basis of the Company's assessment as of the reporting date) is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. As of December 31, 2023, the amortized cost basis of collateral-dependent loans was $4,004. These loans were collateralized by residential real estate property and the fair value of collateral on substantially all collateral-dependent loans were significantly in excess of their amortized cost basis.

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Historically, the Company has provided loan forbearances to residential borrowers when mandated and modified construction loans by providing term extensions. The Company did not have any loans held for investment to borrowers experiencing financial difficulty that were modified during the year ended December 31, 2023. The Company did not have any loans held for investment to borrowers experiencing financial difficulty that were previously modified that subsequently defaulted during the year ended December 31, 2023.

(dollars in thousands, except share and per share amounts)

*Credit Quality Indicators*

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes homogeneous loans, such as residential real estate and other consumer loans, and non-homogeneous loans, such as commercial and industrial, construction and commercial real estate loans. This analysis is performed at least quarterly. The Company uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the loan. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered pass-rated loans.

For residential and consumer loan classes, the Company evaluates credit quality based on the accrual status of the loan. The following table presents the amortized cost in residential loans based on accrual status:

| | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Costs Basis | Revolving Loans Converted to Term | |
|---|---|---|---|---|---|---|---|---|---|
| **As of December 31, 2023** | **2023** | **2022** | **2021** | **2020** | **2019** | **Prior** | | | **Total** |
| **Residential lending** | | | | | | | | | |
| Residential mortgage loans: | | | | | | | | | |
| Payment performance: | | | | | | | | | |
| Accrual | $ 764 | $ 72,840 | $ 132,567 | $ 99,676 | $ 202,793 | $ 560,185 | $ 7,729 | $ 280 | $ 1,076,834 |
| Nonaccrual | — | — | — | — | 1,739 | 7,203 | — | — | 8,942 |
| Total residential mortgage loans | $ 764 | $ 72,840 | $ 132,567 | $ 99,676 | $ 204,532 | $ 567,388 | $ 7,729 | $ 280 | $ 1,085,776 |
| Residential mortgage loans: | | | | | | | | | |
| Current period gross write offs | $ — | $ — | $ — | $ — | $ 1,858 | $ 4,601 | $ 19 | $ — | $ 6,478 |

(dollars in thousands, except share and per share amounts)

The amortized cost basis by year of origination and credit quality indicator of the Company's commercial loans based on the most recent analysis performed was as follows:

| | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Costs Basis | Revolving Loans Converted to Term | |
|---|---|---|---|---|---|---|---|---|---|
| **As of December 31, 2023** | **2023** | **2022** | **2021** | **2020** | **2019** | **Prior** | | | **Total** |
| **Commercial lending** | | | | | | | | | |
| Real estate – construction: | | | | | | | | | |
| Risk rating | | | | | | | | | |
| Pass | $ 14 | $ — | $ — | $ 1,591 | $ — | $ — | $ — | $ — | $ 1,605 |
| Special mention | — | — | — | — | — | — | — | — | — |
| Substandard or lower | — | — | — | — | 8,776 | — | — | — | 8,776 |
| Total real estate - construction | $ 14 | $ — | $ — | $ 1,591 | $ 8,776 | $ — | $ — | $ — | $ 10,381 |
| Real estate – construction: | | | | | | | | | |
| Current period gross charge offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Commercial and industrial: | | | | | | | | | |
| Risk rating | | | | | | | | | |
| Pass | $ 14,461 | $ 1,071 | $ — | $ — | $ — | $ 97 | $ 130 | $ 73 | $ 15,832 |
| Total commercial and industrial | $ 14,461 | $ 1,071 | $ — | $ — | $ — | $ 97 | $ 130 | $ — | $ 15,832 |
| Commercial and industrial: | | | | | | | | | |
| Current period gross charge offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Real estate – commercial real estate: | | | | | | | | | |
| Risk rating | | | | | | | | | |
| Pass | $ 28,975 | $ 79,013 | $ 33,694 | $ 35,148 | $ 6,938 | $ 13,020 | $ — | $ — | $ 196,788 |
| Special mention | 948 | 3,574 | 1,407 | 2,724 | 8,610 | 4,253 | — | — | 21,516 |
| Substandard or lower | — | — | 11,778 | — | 2,805 | 4,095 | — | — | 18,678 |
| Total real estate – commercial real estate | $ 29,923 | $ 82,587 | $ 46,879 | $ 37,872 | $ 18,353 | $ 21,368 | $ — | $ — | $ 236,982 |
| Real estate – commercial real estate: | | | | | | | | | |
| Current period gross charge offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |

The credit risk profiles by internally assigned grade for loans by class of loans as of December 31, 2022, as determined in accordance with ASC 310, prior to the adoption of ASU 2016-13, were as follows:

| **December 31, 2022** | **Pass** | **Special Mention** | **Substandard** | **Doubtful** | **Total** |
|---|---|---|---|---|---|
| Residential real estate: | | | | | |
| Residential first mortgage | $ 1,347,763 | $ — | $ 33,536 | $ — | $ 1,381,299 |
| Residential second mortgage | 9,788 | — | 189 | — | 9,977 |
| Commercial real estate: | | | | | |
| Retail | 28,971 | — | — | — | 28,971 |
| Multifamily | 67,361 | 14,083 | — | — | 81,444 |
| Office | 39,610 | — | — | — | 39,610 |
| Hotels/Single-room occupancy hotels | — | 3,669 | 1,539 | — | 5,208 |
| Industrial | 30,242 | — | — | — | 30,242 |
| Other | 21,036 | 15,158 | — | — | 36,194 |
| Construction | 31,369 | 4,650 | 8,484 | — | 44,503 |
| Commercial lines of credit: | | | | | |
| Private banking | 107 | — | — | — | 107 |
| C&I lending | 1,289 | — | — | — | 1,289 |
| Other consumer | 5 | — | — | — | 5 |
| Total | $ 1,577,541 | $ 37,560 | $ 43,748 | $ — | $ 1,658,849 |

(dollars in thousands, except share and per share amounts)

## Note 6—Leasehold Improvements and Equipment, net

Leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method. Leasehold improvements and equipment at December 31, 2023 and 2022 are as follows:

| | Estimated Useful Life (in years) | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| Leasehold improvements | * | $ 11,658 | $ 11,592 |
| Furniture and equipment | 3 - 7 | 12,270 | 11,959 |
| Total | | 23,928 | 23,551 |
| Less: accumulated depreciation and amortization | | (18,498) | (17,250) |
| Leasehold improvements and equipment, net | | $ 5,430 | $ 6,301 |

* Amortized over the shorter of the lease term or estimated useful life.

The amount charged to occupancy and equipment in the consolidated statements of operations for depreciation and amortization was $1,331, $1,541 and $1,754 for the year ended December 31, 2023, 2022 and 2021, respectively.

## Note 7—Mortgage Servicing Rights, net

The Company records servicing assets from the sale of residential real estate mortgage loans to the secondary market for which servicing has been retained. Residential real estate mortgage loans serviced for others are not included in the consolidated balance sheets. The principal balance of these loans at December 31, 2023 and 2022 are as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Residential real estate mortgage loan portfolios serviced for: | | |
| FNMA | $ 105,689 | $ 113,704 |
| FHLB | 31,016 | 34,282 |
| Private investors | 33,044 | 43,274 |
| Total | $ 169,749 | $ 191,260 |

Custodial escrow balances maintained with these serviced loans were $620 and $380 at December 31, 2023 and 2022, respectively. These balances are included in noninterest-bearing deposits in the consolidated balance sheets.

Activity for mortgage servicing rights and the related valuation allowance are as follows:

| | Year Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| Mortgage servicing rights: | | | |
| Beginning of year | $ 1,840 | $ 3,332 | $ 7,853 |
| Additions | — | 11 | 136 |
| Disposals (Note 20) | — | (863) | (2,381) |
| Amortization | (250) | (640) | (2,276) |
| End of year | 1,590 | 1,840 | 3,332 |
| | | | |
| Valuation allowance: | | | |
| Beginning of year | 46 | 610 | 2,165 |
| Additions (recoveries) | 2 | (564) | (1,555) |
| End of year | 48 | 46 | 610 |
| Mortgage servicing rights, net | $ 1,542 | $ 1,794 | $ 2,722 |

(dollars in thousands, except share and per share amounts)

Servicing income (loss), net of amortization of servicing rights and changes in the valuation allowance, was $308, $(20) and $(1,208) for the year ended December 31, 2023, 2022 and 2021, respectively.

The fair value of mortgage servicing rights was $1,857 and $2,154 at December 31, 2023 and 2022, respectively. The fair value of mortgage servicing rights is highly sensitive to changes in underlying assumptions. Changes in prepayment speed assumptions have the most significant impact on the estimate of the fair value of mortgage servicing rights. The fair value at December 31, 2023 was determined using discount rates ranging from 10.0% to 12.5%, prepayment speeds with a weighted average of 9.8% (depending on the stratification of the specific right), a weighted average life of the mortgage servicing right of 77 months and a weighted average default rate of 0.2%. The fair value at December 31, 2022 was determined using discount rates ranging from 10.0% to 12.5%, prepayment speeds with a weighted average of 10.2% (depending on the stratification of the specific right), a weighted average life of the mortgage servicing right of 77 months and a weighted average default rate of 0.2%.

Impairment is determined by stratifying the mortgage servicing rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. At December 31, 2023 and 2022, the carrying amount of certain individual groupings exceeded their fair value, resulting in write-downs to fair value. Refer to Note 16—Fair Value.

**Note 8—Deposits**

Time deposits, included in interest-bearing deposits, were $873,220 and $861,733 at December 31, 2023 and 2022, respectively. The Company did not have any brokered deposits at December 31, 2023 and 2022.

Time deposits that meet or exceed the FDIC insurance limit of $250 were $255,222 and $243,861 at December 31, 2023 and 2022, respectively.

At December 31, 2023, the scheduled maturities of time deposits for the next five years were as follows:

| | |
|---|---|
| 2024 | $ 761,709 |
| 2025 | 102,605 |
| 2026 | 7,447 |
| 2027 | 1,303 |
| 2028 | 156 |

**Note 9—FHLB Borrowings**

*FHLB Advances*

At December 31, 2023 and 2022, the Company has a long-term fixed-rate FHLB advance of $50,000 with a maturity date of May 2029. The FHLB advance requires monthly interest-only payments at 1.96% per annum with the principal amount due on the maturity date and may contain a prepayment penalty if paid before maturity. The advance is callable by the FHLB in May 2024.

In September 2022, the Company entered into a short-term variable-rate advance of $35,000 with a maturity date of March 2023. This short-term variable-rate advance was repaid in September 2022.

Additionally, the Company repaid $100,000 in long-term fixed rate advances that were called in May 2022. In the fourth quarter of 2021, the Company repaid $157,000 in long-term fixed rate advances, before their maturity date without incurring a prepayment penalty.

*FHLB Overdraft Line of Credit and Letters of Credit*

The Company has established a short-term overdraft line of credit agreement with the FHLB, which provides for maximum borrowings of $20,000. The overdraft line of credit was not used during the year ended December 31,

(dollars in thousands, except share and per share amounts)

2023 and 2022. Borrowings accrue interest at a variable-rate based on the FHLB's overnight cost of funds rate, which was 5.76% and 4.74% at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, there were no outstanding borrowings under this agreement. The overdraft line of credit was renewed in October 2023. The overdraft line of credit is issued for a one-year term and automatically extends for an additional one-year term unless terminated in advance of the renewal by the Company.

The Company entered into irrevocable standby letters of credit arrangements with the FHLB to provide credit support for certain of its obligations related to its commitment to repurchase certain pools of Advantage Loan Program loans. An irrevocable standby letter of credit of $4,000 has a 36-month term and expires in July 2024. This letter of credit was reduced to $2,000 during the second quarter of 2022; thereby, the Company has total available letters of credit of $2,000 at December 31, 2023 and 2022, respectively. There were no borrowings outstanding on these standby letters of credit during the year ended December 31, 2023 and 2022.

The long-term fixed-rate advance and the overdraft line of credit are collateralized by certain investment securities and loans. Based on this collateral and holdings of FHLB stock, the Company had additional borrowing capacity with the FHLB of $311,183 at December 31, 2023. Refer to Note 3—Debt Securities for further information on securities pledged and Note 5—Loans for further information on loans pledged.

*Other Borrowings*

The Company has available unsecured federal funds credit lines with three banks totaling $80,000 at December 31, 2023 and 2022. There were no borrowings under these unsecured credit lines during the year ended December 31, 2023 and 2022.

In addition, as a result of the bank failures occurring in the first half of 2023, the FRB has made available to banks a new borrowing facility under the Bank Term Funding Program. This program allows for the Company to borrow with qualifying collateral, which includes the majority of its investment securities, except the non-Agency collateralized mortgage obligations and those allowable investments pledged with FHLB, valued at par. Advances under the program may have a term of up to one year with the interest rate fixed at the time the advance is taken and there is no prepayment penalty. The Company has pledged as collateral certain allowable investments, and based on this collateral, the Company has unused borrowing capacity of $65,000 at December 31, 2023. The Company had no advances outstanding under this program. The program expired on March 11, 2024. Refer to Note 3—Debt Securities for further information on securities pledged.

**Note 10—Subordinated Notes, net**

The 7% Fixed to Floating Subordinated Notes, due April 15, 2026 (the "Subordinated Notes") were as follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Subordinated Notes | $ — | $ 65,000 |
| Unamortized note premium | — | 271 |
| Total | $ — | $ 65,271 |

On July 15, 2023, the Company redeemed all of its outstanding Subordinated Notes, at a redemption price equal to 100% of the outstanding principal amount plus accrued interest, for a total cash payment of $66,821. The Company recorded a gain on the extinguishment of the Subordinated Notes of $234 which equaled the remaining unamortized note premium. The gain on the extinguishment of the Subordinated Notes was recorded in other income within non-interest income in the consolidated statements of operations for the year ended December 31, 2023.

The Subordinated Notes accrued interest at a variable interest rate based on the three-month London Interbank Offered Rate ("LIBOR") plus a margin of 5.82%, payable quarterly in arrears. The interest rate was 9.90% at December 31, 2022. Note premium costs were amortized over the contractual term of the Subordinated Notes into interest expense using the effective interest method. Interest expense on these Subordinated Notes was $3,727, $4,969 and $4,127 for the year ended December 31, 2023, 2022 and 2021, respectively.

(dollars in thousands, except share and per share amounts)

The Subordinated Notes were unsecured obligations and were subordinated in right of payment to all existing and future indebtedness, deposits and other liabilities of the Company's current and future subsidiaries, including the Bank's deposits as well as the Company's subsidiaries' liabilities to general creditors and liabilities arising during the ordinary course of business.

The Company currently may not issue new debt without the prior approval of the FRB.

**Note 11— Shareholders' Equity**

*Capital Stock*

The Company's authorized capital stock consists of 10,000,000 shares of preferred stock and 500,000,000 shares of no par common stock.

*Preferred Stock*

The board of directors is authorized to issue preferred stock from time to time in one or more series, with such designations and such relative voting, dividend, liquidation and other rights, preferences and limitations as may be adopted by the board of directors. No shares of preferred stock are currently issued or outstanding.

*No Par Common Stock*

Holders of common stock are entitled to one vote per share on all matters submitted to shareholders and entitled to dividends at the sole direction of the board of directors. The holders have no preemptive, conversion or subscription rights, and there is no redemption or sinking fund provisions with respect to such shares. The common stock is subordinate to the series preferred stock with respect to dividend rights or rights upon liquidation, winding up and dissolution of the Company.

In April 2023, the Company issued and contributed 184,928 shares of common stock to fund the matching contribution made under the Bank's defined contribution retirement plan. The contribution amount of $1,028 was valued using the closing market price of the stock on the date contributed or $5.56 per share.

In April 2022, the Company issued and contributed 160,978 shares of common stock to fund the matching contribution made under the Company's defined contribution retirement plan. The contribution amount of $1,138 was valued using the closing market price of the stock on the date contributed or $7.07 per share.

In May 2021, the Company issued and sold 300,000 unregistered shares of common stock to its chief executive officer pursuant to the terms of the stock purchase agreement and employment agreement entered into at the time of the chief executive officer's employment for cash consideration of $1,350 or $4.50 per share, the fair market value on the date of sale.

*Stock Repurchase Program*

The board of directors previously approved the repurchase of up to $50,000 of the Company's outstanding shares of common stock. The stock repurchase program permits the Company to purchase shares of its common stock from time to time in the open market or in privately negotiated transactions. The program does not have an expiration date. Under this program, the Company is not obligated to repurchase shares of its common stock. The repurchased shares will be canceled and returned to authorized but unissued status. As of December 31, 2023, the Company had $19,568 of common stock purchases remaining that may be made under the program. In March 2020, the Company suspended the stock repurchase program.

The Company is required to obtain the prior approval of the FRB in order to repurchase shares of the Company's common stock.

(dollars in thousands, except share and per share amounts)

**Note 12—Stock-based Compensation**

The board of directors established the 2020 Omnibus Equity Incentive Plan (the "2020 Plan"), which was approved by the shareholders in December 2020. The 2020 Plan provides for the grant of up to 3,979,661 shares of common stock for stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares for issuance to employees, consultants and the board of directors of the Company, of which 2,299,858 shares were available for future grants. The stock-based awards are issued at no less than the market price on the date the awards are granted.

Previously, the board of directors had established a 2017 Omnibus Equity Incentive Plan (the "2017 Plan") which was approved by the shareholders. The 2017 Plan initially provided for the grant of up to 4,237,100 shares of common stock for stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards for issuance to employees, consultants and the board of directors of the Company. The stock-based awards were issued at no less than the market price on the date the awards were granted. Due to the adoption of the 2020 Plan, no further grants will be issued under the 2017 Plan.

*Stock Options*

Stock option awards are granted with an exercise price equal to the market price of the Company's common stock on the date of grant. Beginning with grants in 2020, stock option awards vest ratably over three years (one-third per year) after the date of grant, while stock option awards granted prior to 2020 generally vest in installments of 50% in each of the third and fourth year after the date of grant. All stock option awards have a maximum term of ten years.

A summary of the Company's stock option activity as of and for the year ended December 31, 2023 is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2023 | 349,545 | $ 5.19 | 7.17 | $ 627 |
| Granted | — | | | |
| Exercised | — | | | |
| Forfeited/expired | (9,150) | $ 13.73 | | |
| Outstanding at December 31, 2023 | 340,395 | $ 4.96 | 6.23 | $ 531 |
| Exercisable at December 31, 2023 | 340,395 | $ 4.96 | 6.23 | $ 531 |

The Company recorded stock-based compensation expense associated with stock options of $1, $(6) and $173 for the year ended December 31, 2023, 2022 and 2021, respectively.

*Restricted Stock Awards*

Restricted stock awards are issued to independent directors and certain key employees. The restricted stock awards generally vest one-third per year over three years after the date of grant, unless the Compensation Committee determines to establish a different vesting schedule for specific grants. In particular, during the year ended December 31, 2023, the Company granted its chief executive officer a restricted stock award that vests in one-third increments every six months over an eighteen-month period and granted other executive officers restricted stock awards that vest in one-third increments on the third, fourth and fifth anniversary of the date of grant. The value of a restricted stock award is based on the market value of the Company's common stock at the date of grant reduced by the present value of dividends per share expected to be paid during the period the shares are not vested. Upon a change in control, as defined in the 2017 Plan and 2020 Plan, the outstanding restricted stock awards will immediately vest.

(dollars in thousands, except share and per share amounts)

During the year ended December 31, 2023, the board of directors approved the issuance of 1,195,838 shares of restricted stock, of which 60,000 were awarded to independent directors with a weighted average grant-date fair value of $6.09 and 1,135,838 shares were awarded to key employees with a weighted average grant-date fair value of $5.10. During the year ended December 31, 2022, the board of directors approved the issuance of 231,842 shares of restricted stock, of which 45,000 shares were awarded to independent directors with a weighted average grant-date fair value of $5.75 and 186,842 shares were awarded to key employees with a weighted average grant-date fair value of $6.77. During the year ended December 31, 2021, the board of directors approved the issuance of 252,123 shares of restricted stock, of which 45,000 shares were awarded to independent directors with a weighted average grant-date fair value of $4.71 and 207,123 shares were awarded to key employees with a weighted average grant-date fair value of $5.05.

During the year ended December 31, 2023, 2022 and 2021, the Company withheld 42,753 shares, 32,929 shares and 8,536 shares, respectively, of common stock representing a portion of the restricted stock awards that vested during the period in order to satisfy certain related employee tax withholding liabilities of $245, $216 and $46, respectively, associated with vesting. These withheld shares are treated the same as repurchased shares for accounting purposes.

A summary of the restricted stock awards activity as of and for the year ended December 31, 2023 is as follows:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2023 | 390,125 | $ 6.17 |
| Granted | 1,195,838 | 5.15 |
| Vested | (157,870) | 6.27 |
| Forfeited | (63,523) | 6.02 |
| Nonvested at December 31, 2023 | 1,364,570 | $ 5.27 |

The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period. The Company recorded stock-based compensation expense associated with restricted stock awards of $2,096, $906 and $453 for the year ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, there was $5,251 of total unrecognized compensation cost related to the nonvested stock granted which is expected to be recognized over a weighted-average period of 2.40 years. The total fair value of shares vested during the year ended December 31, 2023 and 2022 was $911 and $673, respectively.

**Note 13—Regulatory Capital Requirements**

The Bank is subject to the capital adequacy requirements of the OCC. The Company, as a thrift holding company, generally is subject to the capital adequacy requirements of the Federal Reserve. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Prompt corrective action regulations provide five classifications for depository institutions like the Bank, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators, in their discretion, can require the Company to lower classifications in certain cases. Failure to meet minimum capital requirements can initiate regulatory action that could have a direct material effect on the Company's business, financial condition and results of operations.

The federal banking agencies' regulations provide for an optional simplified measure of capital adequacy for qualifying community banking organizations (that is, the "CBLR" framework), as implemented pursuant to the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018. The CBLR framework is designed to reduce the burden of the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. In order to qualify for the CBLR framework, a community banking organization must have (i) a Tier 1 leverage ratio of greater than 9.0%, (ii) less than $10 billion

(dollars in thousands, except share and per share amounts)

in total consolidated assets, and (iii) limited amounts of off-balance-sheet exposure and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the capital ratio requirements for the "well capitalized" capital category under applicable prompt corrective action regulations and will not be required to report or calculate risk-based capital under generally applicable capital adequacy requirements. Failure to meet the qualifying criteria within the grace period of two reporting periods, or to maintain a leverage ratio of 8.0% or greater, would require the institution to comply with the generally applicable capital adequacy requirements. An eligible banking organization can opt out of the CBLR framework and revert to compliance with general capital adequacy requirements and capital measurements under prompt corrective action regulations without restriction.

The Company and the Bank have determined the organization is a qualifying community banking organization and has elected to measure capital adequacy under the CBLR framework, effective as of January 1, 2023. Management believes as of December 31, 2023, the Company and the Bank meet all capital adequacy requirements to which they are subject. The following tables present the consolidated Company's and the Bank's actual and minimum required capital amounts and ratios under the CBLR framework at December 31, 2023 and the risk-weighting framework at December 31, 2022:

| | Actual | | To be Well Capitalized Under Prompt Corrective Action Regulations (CBLR Framework) | |
|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio |
| **December 31, 2023** | | | | |
| Tier 1 (core) capital to average total assets (leverage ratio) | | | | |
| Consolidated | $ 342,368 | 13.95 % | $ 220,950 | 9.00 % |
| Bank | $ 328,362 | 13.38 % | $ 220,920 | 9.00 % |

| | Actual | | For Capital Adequacy Purposes | | To be Well Capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2022** | | | | | | |
| Total adjusted capital to risk-weighted assets | | | | | | |
| Consolidated | $ 390,591 | 25.64 % | $ 121,888 | 8.00 % | N/A | N/A |
| Bank | 425,159 | 27.93 | 121,795 | 8.00 | $ 152,244 | 10.00 % |
| Tier 1 (core) capital to risk-weighted assets | | | | | | |
| Consolidated | 332,068 | 21.79 | 91,416 | 6.00 | N/A | N/A |
| Bank | 405,803 | 26.65 | 91,346 | 6.00 | 121,795 | 8.00 |
| Common Equity Tier 1 (CET1) | | | | | | |
| Consolidated | 332,068 | 21.79 | 68,562 | 4.50 | N/A | N/A |
| Bank | 405,803 | 26.65 | 68,510 | 4.50 | 98,959 | 6.50 |
| Tier 1 (core) capital to adjusted tangible assets (leverage ratio) | | | | | | |
| Consolidated | 332,068 | 13.54 | 98,073 | 4.00 | N/A | N/A |
| Bank | 405,803 | 16.56 | 98,032 | 4.00 | 122,540 | 5.00 |

(dollars in thousands, except share and per share amounts)

*Dividend Restrictions*

As noted above, federal banking regulations require the Bank to maintain certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to its shareholders. The holding company's principal source of funds for dividend payments is dividends received from the Bank. Regulatory approval is required if (i) the total capital distributions for the applicable calendar year exceed the sum of the Bank's net income for that year to date plus the Bank's retained net income for the preceding two years or (ii) the Bank would not be at least "adequately capitalized" following the distribution. In addition, the Company currently is required to obtain the prior approval of the FRB in order to pay dividends to the Company's shareholders.

The QTL test requires that a minimum of 65% of its portfolio assets be maintained in qualified thrift investments, primarily residential mortgages and related investments, including certain mortgage-backed and related securities in at least nine months out of each 12-month period. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to commercial bank charter. Effective August 9, 2023, the Bank operates as a covered savings association, which allows the Bank to operate as a commercial bank without being subject to the QTL test. Management believes that the QTL test had been met prior to becoming a covered savings association.

**Note 14—Income (Loss) Per Share**

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income per common share further includes any common shares available to be issued upon the exercise of outstanding stock options and restricted stock awards if such inclusions would be dilutive. The Company determines the potentially dilutive common shares using the treasury stock method. In periods of a net loss, basic and diluted per share information are the same. The following table presents the computation of income (loss) per share, basic and diluted:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Numerator: | | | |
| Net income (loss) | $ 7,413 | $ (14,194) | $ 23,390 |
| Denominator: | | | |
| Weighted average common shares outstanding, basic | 50,630,928 | 50,346,198 | 50,049,902 |
| Weighted average effect of potentially dilutive common shares: | | | |
| Stock options | 89,910 | — | 55,060 |
| Restricted stock | 57,721 | — | 34,348 |
| Weighted average common shares outstanding, diluted | 50,778,559 | 50,346,198 | 50,139,310 |
| Income (loss) per share: | | | |
| Basic | $ 0.15 | $ (0.28) | $ 0.47 |
| Diluted | $ 0.15 | $ (0.28) | $ 0.47 |

The weighted average effect of certain stock options and nonvested restricted stock that were excluded from the computation of weighted average diluted shares outstanding, as inclusion would be anti-dilutive, are summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Stock options | 44,578 | 349,808 | 69,546 |
| Restricted stock | 664,864 | 372,395 | 78,418 |
| Total | 709,442 | 722,203 | 147,964 |

(dollars in thousands, except share and per share amounts)

**Note 15—Employee Benefit Plans**

*Defined Contribution Retirement Plan*

The Company maintains a defined contribution plan which provides for an annual matching contribution in an amount equal to 100% of the employee's contribution up to 6% of the employee's eligible compensation and also provides that such matching contribution may be made in shares of the Company's common stock. In this case, an employee's 401(k) plan account would hold interests in a unitized stock fund instead of a direct interest in the shares of common stock. The employee is not required to be employed by the Company on the date the matching contribution is made in order to receive it. The Company also has the discretion to make additional contributions.

The Company's plan expense was $1,259, $1,463 and $935 for the year ended December 31, 2023, 2022 and 2021, respectively.

*Executive Incentive Retirement Plan Agreement*

The Bank entered into individual executive incentive retirement plan agreements with certain employees. These agreements provided for payments, if payable in accordance with their respective terms and in accordance with applicable law, upon a separation from service or a change of control (as defined in such agreements) if the individual has met specified vesting requirements. Each of these agreements also provided for death benefits in the event of death in active service to the Bank. During the year ended December 31, 2022 and 2021, there were forfeitures and payments to individuals due to their separation from service.

A liability remains for one individual. The aggregate liability accrued for potential payment under this agreement was $359 at December 31, 2023 and 2022. The aggregate expense, net of forfeitures, for such agreements was $(405) and $(470) for the year ended December 31, 2022 and 2021, respectively.

*Split-Dollar Life Insurance Agreement and Company-Owned Life Insurance*

The Bank entered into a split-dollar life insurance agreement with respect to its controlling shareholder and former chief executive officer of the Bank. Pursuant to the agreement with the Bank, a portion of the death benefits arising from life insurance policies owned by the Company would be paid to beneficiaries designated by the controlling shareholder. The Bank cancelled the split-dollar life insurance agreement in 2022 and surrendered the related split-dollar life insurance policy as well as certain company-owned life insurance policies related to former executives with an aggregate cash surrender value of $24,877. This resulted in a payout in such amount to the Company. Upon the surrender of the policies, the remaining accrued liability of $4,109 was reversed and included as a reduction in salaries and employee benefits expense in the consolidated statement of operations for the year ended December 31, 2022.

The increase in the cash surrender value of $13,142 during the duration of ownership of these policies was previously considered tax-exempt income and became taxable income upon the surrender of the policies. The Company recorded income taxes of $3,614 and additional tax of $1,314, which is included in other expense within non-interest expense, upon the surrender of the policies during the year ended December 31, 2022.

**Note 16—Fair Value**

Financial instruments include assets carried at fair value, as well as certain assets and liabilities carried at cost or amortized cost but disclosed at fair value in these consolidated financial statements. Fair value is defined as the exit price, the price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following methods and significant assumptions are used to estimate fair value:

*Investment Securities*

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar investment securities (Level 2). For investment securities where quoted prices or market prices of similar investment securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). The fair value of the collateralized debt obligations, which are categorized as Level 3, is obtained from third-party pricing information. It is determined by calculating discounted cash flows that include spreads that adjust for credit risk and illiquidity. The Company also performs an internal analysis that considers the structure and term of the collateralized debt obligations and the financial condition of the underlying issuers to corroborate the information used from the independent third party.

*Loans Held for Sale*

Loans held for sale are carried at the lower of amortized cost or fair value. Loans held for sale may be carried at fair value on a nonrecurring basis when fair value is less than cost. The fair value is based on outstanding commitments from investors or quoted prices for loans with similar characteristics (Level 2).

*Mortgage Servicing Rights*

Fair value of mortgage servicing rights is initially determined at the individual grouping level based on an internal valuation model that calculates the present value of estimated future net servicing income. On a quarterly basis, mortgage servicing rights are evaluated for impairment based upon third-party valuations obtained. As disclosed in Note 7—Mortgage Servicing Rights, net, the valuation model utilizes interest rate, prepayment speed and default rate assumptions that market participants would use in estimating future net servicing income (Level 3).

(dollars in thousands, except share and per share amounts)

***Assets Measured at Fair Value on a Recurring Basis***

The table below presents the assets measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset at December 31, 2023 and 2022:

| | | Fair Value Measurements at December 31, 2023 | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| *Financial Assets* | | | | |
| Available for sale debt securities: | | | | |
| U.S. Treasury and Agency securities | $ 248,988 | $ 219,582 | $ 29,406 | $ — |
| Mortgage-backed securities | 31,927 | — | 31,927 | — |
| Collateralized mortgage obligations | 138,157 | — | 138,157 | — |
| Collateralized debt obligations | 141 | — | — | 141 |
| Equity securities | 4,457 | 4,457 | — | — |

| | | Fair Value Measurements at December 31, 2022 | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| *Financial Assets* | | | | |
| Available for sale debt securities: | | | | |
| U.S. Treasury and Agency securities | $ 168,437 | $ 116,355 | $ 52,082 | $ — |
| Mortgage-backed securities | 36,733 | — | 36,733 | — |
| Collateralized mortgage obligations | 138,241 | — | 138,241 | — |
| Collateralized debt obligations | 147 | — | — | 147 |
| Equity securities | 4,396 | 4,396 | — | — |

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2023 and 2022:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | |
|---|---|---|
| | Collateralized Debt Obligations | |
| | 2023 | 2022 |
| Balance of recurring Level 3 assets at beginning of year | $ 147 | $ 203 |
| Total gains or losses (realized/unrealized): | | |
| Included in other comprehensive income (loss) | — | (2) |
| Principal maturities/settlements | (6) | (54) |
| Balance of recurring Level 3 assets at end of year | $ 141 | $ 147 |

(dollars in thousands, except share and per share amounts)

***Assets Measured at Fair Value on a Nonrecurring Basis***

From time to time, the Company may be required to measure certain other assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis that were recorded in the consolidated balance sheets at December 31, 2023 and 2022, the following table provides the level of valuation assumptions used to determine each adjustment and the related carrying value:

| | Fair Value Measurements at December 31, 2023 | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Mortgage servicing rights | $ 576 | $ — | $ — | $ 576 |

| | Fair Value Measurements at December 31, 2022 | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Mortgage servicing rights | $ 391 | $ — | $ — | $ 391 |

The following tables present quantitative information about Level 3 fair value measurements for assets measured at fair value on a nonrecurring basis at December 31, 2023 and 2022:

| | Quantitative Information about Level 3 Fair Value Measurements at December 31, 2023 | | | |
|---|---|---|---|---|
| | Fair Value | Valuation Technique | Unobservable Inputs | Range (Weighted Average) (1) |
| Mortgage servicing rights | $ 576 | Discounted cash flow | Discount rate | 10.0% - 12.5% (12.2)% |
| | | | Prepayment speed | 6.9% - 22.7% (18.5)% |
| | | | Default rate | 0.1% - 0.2% (0.1)% |

| | Quantitative Information about Level 3 Fair Value Measurements at December 31, 2022 | | | |
|---|---|---|---|---|
| | Fair Value | Valuation Technique | Unobservable Inputs | Range (Weighted Average) (1) |
| Mortgage servicing rights | $ 391 | Discounted cash flow | Discount rate | 10.0% - 12.5% (12.2)% |
| | | | Prepayment speed | 7.5% - 22.4% (19.0)% |
| | | | Default rate | 0.1% - 0.2% (0.2)% |

(1) The range and weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.

(dollars in thousands, except share and per share amounts)

***Fair Value of Financial Instruments***

The carrying amounts and estimated fair values of financial instruments not carried at fair value at December 31, 2023 and 2022, are as follows:

| | | Fair Value Measurements at December 31, 2023 | | | |
|---|---|---|---|---|---|
| | Carrying Amount | Fair Value | Level 1 | Level 2 | Level 3 |
| *Financial Assets* | | | | | |
| Cash and due from banks | $ 577,967 | $ 577,967 | $ 577,967 | $ — | $ — |
| Interest-bearing time deposits with other banks | 5,226 | 5,226 | 5,226 | — | — |
| Loans, net | 1,319,568 | 1,313,282 | — | — | 1,313,282 |
| | | | | | |
| *Financial Liabilities* | | | | | |
| Time deposits | 873,220 | 874,274 | — | 874,274 | — |
| Federal Home Loan Bank borrowings | 50,000 | 49,370 | — | 49,370 | — |

| | | Fair Value Measurements at December 31, 2022 | | | |
|---|---|---|---|---|---|
| | Carrying Amount | Fair Value | Level 1 | Level 2 | Level 3 |
| *Financial Assets* | | | | | |
| Cash and due from banks | $ 379,798 | $ 379,798 | $ 379,798 | $ — | $ — |
| Interest-bearing time deposits with other banks | 934 | 934 | 934 | — | — |
| Loans held for sale | 7,725 | 7,833 | — | 7,833 | — |
| Loans, net | 1,613,385 | 1,516,771 | — | — | 1,516,771 |
| | | | | | |
| *Financial Liabilities* | | | | | |
| Time deposits | 861,733 | 855,566 | — | 855,566 | — |
| Federal Home Loan Bank borrowings | 50,000 | 48,360 | — | 48,360 | — |
| Subordinated Notes, net | 65,271 | 65,355 | — | 65,355 | — |

**Note 17—Income Taxes**

The components of the income tax expense (benefit) are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Current: | | | |
| Federal | $ (760) | $ 1,636 | $ 4,814 |
| State | (1,015) | 214 | 1,429 |
| Deferred: | | | |
| Federal | 3,290 | 3,251 | 2,088 |
| State | 1,634 | 1,528 | 1,312 |
| Total income tax expense | $ 3,149 | $ 6,629 | $ 9,643 |

(dollars in thousands, except share and per share amounts)

The reconciliation between income taxes computed at the U.S. federal statutory income tax rate to our income tax expense is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Income tax expense (benefit) at U.S. federal statutory rate of 21% | $ 2,218 | $ (1,589) | $ 6,937 |
| Effect of: | | | |
| State taxes, net of federal benefit | 489 | 1,376 | 2,165 |
| Taxable income on surrender of company-owned life insurance | — | 2,760 | — |
| Contingent loss | — | 3,830 | — |
| Nontaxable cancellation of split-dollar life insurance | — | (863) | — |
| Nondeductible items | 447 | 731 | 480 |
| Other, net | (5) | 384 | 61 |
| Total income tax expense | $ 3,149 | $ 6,629 | $ 9,643 |

The components of deferred tax assets and liabilities at December 31, 2023 and 2022 comprised the following:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Deferred tax assets: | | |
| Allowance for credit losses | $ 8,162 | $ 12,518 |
| Net unrealized loss on investment securities | 5,815 | 7,594 |
| Operating lease liabilities | 3,377 | 4,402 |
| Compensation plans | 1,535 | 963 |
| Tax loss carryforwards | 1,128 | 205 |
| Depreciation | 469 | 482 |
| State franchise tax | 1 | 358 |
| Mortgage repurchase liability | 203 | 223 |
| Interest on nonaccrual loans | 108 | 1,031 |
| Accrued expenses | — | 980 |
| Loans held for sale valuation allowance | — | 121 |
| Other | 305 | 186 |
| Total deferred tax assets | 21,103 | 29,063 |
| Less: valuation allowance | (158) | (120) |
| Total deferred tax assets, net of valuation allowance | 20,945 | 28,943 |
| Deferred tax liabilities: | | |
| Operating lease right-of-use asset | (3,086) | (4,075) |
| Mortgage servicing rights | (415) | (494) |
| Other | (485) | (670) |
| Total deferred tax liabilities | (3,986) | (5,239) |
| Deferred tax asset, net | $ 16,959 | $ 23,704 |

At December 31, 2023, the Company had federal net operating loss carryforwards of $2,126 that can be carried forward indefinitely. The Company also had state net operating loss carryforwards of $6,114 that will expire in 2043. A capital loss of $608 can be carried forward and utilized against capital gains during the carryforward period which expires in December 2025. The Company has recorded a deferred tax asset of $1,128 reflecting the benefit of the tax loss carryforwards. As of December 31, 2023, a valuation allowance of $158 has been established against the portion of the deferred tax asset that is more likely than not to be realized.

Realization of the remaining deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management evaluated the deferred tax assets for recoverability by considering negative and positive evidence. Based on the weight of all available evidence, the Company believes it is more likely than not that the

(dollars in thousands, except share and per share amounts)

deferred tax asset at December 31, 2023 will be realized through the future reversals of existing taxable temporary differences and projected future taxable income.

The Company is subject to U.S. federal income tax as well as income taxes of the state of New York and California. The Company's federal income tax returns are subject to examination by the taxing authorities for the years after 2019.

There were no unrecognized tax benefits at December 31, 2023, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

**Note 18—Related Party Transactions**

In May 2021, the Company issued and sold unregistered shares of common stock to its chief executive officer in exchange for cash consideration. Refer to Note 11—Shareholders' Equity.

Related party leases are disclosed in Note 19—Operating Leases.

**Note 19—Operating Leases**

The Company leases its corporate headquarters and branch offices through noncancelable operating lease contracts. Such noncancelable operating lease contracts have remaining terms ranging from 2024 to 2030 and generally have options to extend for one or two five-year periods. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised based on the facts and circumstances at lease commencement. The lease contracts, most often, provide for rental payments that increase over the lease term based on a fixed percentage or based on a specified consumer price index. Any changes in the consumer price index after the lease commencement date are considered variable lease payments and recorded in the period when incurred. Additionally, the Company, in most cases, is required to pay insurance costs, real estate taxes and other operating expenses such as common area maintenance. The Company has made an accounting policy election for property leases to not separate nonlease components from lease components.

The Company subleased certain office space to entities owned by the Company's controlling shareholders. Amounts received under such subleases totaled $97 and $439 for the year ended December 31, 2022 and 2021, respectively. The sublease agreements ended on March 31, 2022.

The Company's operating leases are included in operating lease right-of-use assets and operating lease liabilities in the consolidated balance sheets. The lessors' respective rates implicit in these operating leases are generally not available and were not determinable from the terms of the lease. Therefore, the Company uses its incremental borrowing rate in determining the present value of the future lease payments when measuring the operating lease liabilities. The incremental borrowing rates are not observable, and therefore the rates are estimated primarily using observable borrowing rates on the Company's FHLB advances. The FHLB borrowing rates are generally for over-collateralized advances with varying lengths of maturities. Therefore, the risk-free U.S. government bond rate and high-credit quality unsecured corporate bond rates are also considered in estimating the incremental borrowing rates. The Company's incremental borrowing rates are developed considering its monthly payment amounts and the initial terms of its leases.

The components of total lease costs, which are recorded in non-interest expense – occupancy and equipment, in the consolidated statements of operations for the year ended December 31, 2023, 2022 and 2021 were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Operating lease costs | $ 3,979 | $ 4,083 | $ 4,377 |
| Variable lease costs | 921 | 861 | 1,136 |
| Total lease costs | $ 4,900 | $ 4,944 | $ 5,513 |

(dollars in thousands, except share and per share amounts)

Maturities of lease liabilities, including reconciliation to the lease liabilities, based on required contractual payments, were as follows:

| Year Ended December 31, | |
|---|---|
| 2024 | $ 4,009 |
| 2025 | 3,313 |
| 2026 | 2,490 |
| 2027 | 1,702 |
| 2028 | 1,278 |
| Thereafter | 526 |
| Total lease payments | 13,318 |
| Less: future interest costs (1) | (781) |
| Present value of lease liabilities | $ 12,537 |

(1) Computed using the estimated interest rate for each lease

Other information related to the lease liabilities as of and for the year ended December 31, 2023, 2022 and 2021 was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| Other Information | 2023 | 2022 | 2021 |
| Cash paid for amounts included in the measurement of lease liabilities | | | |
| Operating cash flows from operating leases | $ 4,086 | $ 4,110 | $ 4,355 |
| Weighted average remaining lease term (years) | 4.06 | 4.85 | 5.53 |
| Weighted average discount rate | 3.00 % | 2.97 % | 2.94 % |

## Note 20—Commitments and Contingencies

*Financial Instruments with Off-Balance Sheet Risk*

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit, such as loan commitments and unused credit lines, and standby letters of credit, which are not reflected in the consolidated financial statements.

The Company adopted ASU 2016-13, effective January 1, 2023, which requires the Company to estimate expected credit losses for off-balance sheet credit exposures. The Company maintains an estimated liability for unfunded commitments, primarily related to commitments to extend credit, on the consolidated balance sheet. The liability for unfunded commitments is reduced in the period in which the off-balance sheet financial instruments expire, loan funding occurs or is otherwise settled. The following presents the activity in the liability for unfunded commitments for the year ended December 31, 2023:

| | Residential Real Estate | Commercial Real Estate | Construction | Commercial and Industrial | Other Consumer | Total |
|---|---|---|---|---|---|---|
| Balance, beginning of period | $ — | $ — | $ — | $ — | $ — | $ — |
| Adoption of ASU 2016-13 | 53 | 125 | 398 | 3 | — | 579 |
| Increase (decrease) in provision for (recovery of) credit losses | (52) | (1) | 365 | 5 | — | 317 |
| Balance, end of period | $ 1 | $ 124 | $ 763 | $ 8 | $ — | $ 896 |

*Unfunded Commitments to Extend Credit*

A commitment to extend credit, such as a loan commitment, credit line and overdraft protection, is a legally binding agreement to lend funds to a customer, usually at a stated interest rate and for a specific purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to

(dollars in thousands, except share and per share amounts)

credit risk. The actual liquidity requirements or credit risk that the Company may experience is expected to be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being used. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in making loans.

*Unused Lines of Credit*

The Company also issues unused lines of credit to meet customer financing needs. At December 31, 2023, the unused lines of credit include residential second mortgages of $9,789, construction loans of $5,714, commercial real estate of $2,165 and commercial and industrial loans of $874, totaling $18,542. These unused lines of credit consisted of a fixed rate loan of $5,000 with an interest rate of 6.00% and a maturity of two years and variable-rate loans of $13,542 with interest rates ranging from 4.72% to 10.88% and maturities ranging from five months to 22 years.

*Standby Letters of Credit*

Standby letters of credit are issued on behalf of customers in connection with construction contracts between the customers and third parties. Under standby letters of credit, the Company assures that the third parties will receive specified funds if customers fail to meet their contractual obligations. The credit risk to the Company arises from its obligation to make payment in the event of a customer's contractual default. The maximum amount of potential future payments guaranteed by the Company is limited to the contractual amount of these letters. Collateral may be obtained at exercise of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The following is a summary of the total amount of unfunded commitments to extend credit and standby letters of credit outstanding at December 31, 2023 and 2022:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Unused lines of credit | $ 18,542 | $ 20,865 |
| Standby letters of credit | 24 | 24 |

*Lease Commitments*

The Company's lease commitments are disclosed in Note 19—Operating Leases.

*Legal Proceedings*

The Company and its subsidiaries may be subject to legal actions and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened legal proceedings, except as described below, that are considered other than routine legal proceedings. The Company believes that the ultimate disposition or resolution of its routine legal proceedings, in the aggregate, are immaterial to its financial position, results of operations or liquidity.

In July 2023, the United States District Court for the Eastern District of Michigan approved the Company's Plea Agreement (the "Plea Agreement") with the DOJ, resolving the DOJ's investigation focused on the Bank's Advantage Loan Program and related issues, including residential lending practices and public disclosures about that program contained in the Company's filings with the SEC. Under the Plea Agreement, the Company pleaded guilty to one count of securities fraud primarily relating to disclosures with respect to the Advantage Loan Program contained in the Company's 2017 Registration Statement for its initial public offering and its immediately following Annual Reports on Form 10-K filed in March 2018 and March 2019. Consistent with the Plea Agreement, the sentence issued by the court required the Company to pay $27,239 in restitution for the benefit of non-insider victim shareholders; further enhance its compliance program and internal controls with respect to securities law compliance; and provide periodic reports to the DOJ with respect to compliance matters. No criminal fine was

(dollars in thousands, except share and per share amounts)

imposed. The Company's obligations under the Plea Agreement are generally effective for three years. This resolution released the Company, as well as the Bank, from further prosecution for securities fraud and underlying mortgage fraud in the Advantage Loan Program.

The Company had a liability for estimated contingent losses of $27,239 for the outcome of the investigations which was recorded in other liabilities in the consolidated balance sheet at December 31, 2022. The restitution amount of $27,239 was paid in the third quarter of 2023 and will be administered by a special master appointed by the court. The restitution payment was recorded against the liability for contingent losses.

The Bank has incurred and expects to continue to incur significant costs in connection with its ongoing cooperation with the government investigations of certain individuals and the advancement or reimbursement of third parties for the legal costs pursuant to requests for indemnification and advancement of expenses, which are reflected in the Company's consolidated statements of operations for the year ended December 31, 2023 and 2022. In addition, the Company was recently advised that its directors and officers insurance policies for matters related to the ongoing government investigations against selected individuals was exhausted, and the final payment was received in the fourth quarter of 2023. The Company understands that the government investigations into certain individuals are continuing, including calling individuals as witnesses. Therefore, the Company expects to continue to receive claims for advancement or reimbursement of legal fees and any future costs the Company incurs will not be reimbursed by its insurance carriers.

*Mortgage Repurchase Liability*

The Company has previously sold portfolio loans originated under the Advantage Loan Program to private investors in the secondary market. The Company also sells conventional residential real estate loans (which excludes Advantage Loan Program loans) in the secondary market primarily to Fannie Mae on an ongoing basis. In connection with these loans sold, the Company makes customary representations and warranties about various characteristics of each loan. The Company may be required pursuant to the terms of the applicable mortgage loan purchase and sale agreements to repurchase any previously sold loan or indemnify (make whole) the investor for which the representation or warranty of the Company proves to be inaccurate, incomplete or misleading. In the event of a repurchase, the Company is typically required to pay the unpaid principal balance, the proportionate premium received when selling the loan and certain expenses. As a result, the Company may incur a loss with respect to each repurchased loan.

To avoid the uncertainty of audits and inquiries by third-party investors in the Advantage Loan Program, beginning at the end of the second quarter of 2020, the Company commenced making offers to each of those investors to repurchase 100% of the previously sold Advantage Loan Program loans. These loans were previously sold to third-party investors with servicing of the loan retained. Losses expected to be incurred upon the repurchase of such loans are reflected in the mortgage repurchase liability.

In 2022, the Company repurchased pools of Advantage Loan Program loans with a total outstanding unpaid principal balance of $65,621. In connection with these repurchases, the Company recognized a loss of $2,303 related to a fair value discount in other non-interest expense and a disposition of mortgage servicing rights of $863 and charged a loss of $1,506 against the mortgage repurchase liability.

In 2021, certain third-party investors accepted the above-mentioned offer, from which the Company repurchased pools of Advantage Loan Program loans previously sold with a total outstanding unpaid principal balance of $173,829. In connection with these repurchases, the Company recognized a disposition of mortgage servicing rights of $2,381 and charged a loss of $5,511 against the mortgage repurchase liability.

Pursuant to the existing agreements with such investors, the Company also agreed to repurchase additional pools of Advantage Loan Program loans at the predetermined repurchase prices as stated in the agreements. At December 31, 2023, there is an outstanding agreement to repurchase an additional pool of Advantage Loan Program loans with an unpaid principal balance of $16,902 that extends to July 2025, with the final decision to effect any such repurchase, as determined by the applicable investor.

(dollars in thousands, except share and per share amounts)

At December 31, 2023 and 2022, the mortgage repurchase liability was $750 and $809, respectively, which is included in other liabilities in the consolidated balance sheets. The unpaid principal balance of residential real estate loans sold that were subject to potential repurchase obligations in the event of breach of representations and warranties totaled $49,667 and $112,542 at December 31, 2023 and 2022, respectively, including Advantage Loan Program loans totaling $33,044 and $43,274 at December 31, 2023 and 2022, respectively.

Activity in the mortgage repurchase liability was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance, beginning of period | $ 809 | $ 2,954 | $ 9,699 |
| Net provision (recovery) | (59) | (639) | (1,234) |
| Loss on loan repurchases | — | (1,506) | (5,511) |
| Balance, end of period | $ 750 | $ 809 | $ 2,954 |

**Note 21—Condensed Financial Information of Sterling Bancorp, Inc. (Parent Company Only)**

Summarized financial information for Sterling Bancorp, Inc. (the “Parent”) is shown below. The Parent has no significant operating activities.

## CONDENSED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| **ASSETS** | | |
| Cash held at the Bank | $ 14,512 | $ 20,064 |
| Investment in subsidiaries | 313,718 | 386,363 |
| Other assets | 306 | 1,160 |
| **Total assets** | $ 328,536 | $ 407,587 |
| | | |
| **LIABILITIES AND SHAREHOLDERS’ EQUITY** | | |
| Liabilities: | | |
| Subordinated Notes, net | $ — | $ 65,271 |
| Other liabilities | 813 | 29,689 |
| Total liabilities | 813 | 94,960 |
| Total shareholders’ equity | 327,723 | 312,627 |
| **Total liabilities and shareholders’ equity** | $ 328,536 | $ 407,587 |

(dollars in thousands, except share and per share amounts)

## CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Other (Income) Expense** | | | |
| Interest expense | $ 3,727 | $ 4,969 | $ 4,127 |
| Provision for contingent losses | — | 27,239 | — |
| Gain on extinguishment of Subordinated Notes | (234) | — | — |
| Other, net | 671 | 7,602 | 3,574 |
| Total expenses | 4,164 | 39,810 | 7,701 |
| Loss before income taxes and equity in subsidiaries income | (4,164) | (39,810) | (7,701) |
| Income tax benefit | (1,122) | (3,461) | (2,108) |
| Loss before equity in subsidiaries income | (3,042) | (36,349) | (5,593) |
| Equity in subsidiaries income | 10,455 | 22,155 | 28,983 |
| **Net income (loss)** | $ 7,413 | $ (14,194) | $ 23,390 |
| Other comprehensive income (loss) | | | |
| Equity in other comprehensive income (loss) of subsidiaries | 4,301 | (18,628) | (1,284) |
| **Comprehensive income (loss)** | $ 11,714 | $ (32,822) | $ 22,106 |

## CONDENSED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ 7,413 | $ (14,194) | $ 23,390 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | |
| Equity in subsidiaries income | (10,455) | (22,155) | (28,983) |
| Gain on extinguishment of Subordinated Notes | (234) | — | — |
| Provision for contingent losses | — | 27,239 | — |
| Other | (37) | (72) | 2 |
| Change in operating assets and liabilities: | | | |
| Other assets | 854 | 617 | 12,137 |
| Other liabilities | (28,876) | 802 | (11,897) |
| Net cash used in operating activities | (31,335) | (7,763) | (5,351) |
| **Cash flows from investing activities** | | | |
| Dividends received from subsidiaries | 90,000 | — | 10,000 |
| Net cash provided by investing activities | 90,000 | — | 10,000 |
| **Cash flows from financing activities** | | | |
| Proceeds from issuance of shares of common stock | — | — | 1,350 |
| Consideration received for issuance of shares of common stock to defined contribution retirement plan | 1,028 | 1,138 | — |
| Payments on redemption of Subordinated Notes | (65,000) | — | — |
| Cash paid for surrender of vested shares to satisfy employee tax liability | (245) | (216) | (46) |
| Net cash provided by (used in) financing activities | (64,217) | 922 | 1,304 |
| Net change in cash | (5,552) | (6,841) | 5,953 |
| **Cash held at the Bank, beginning of year** | 20,064 | 26,905 | 20,952 |
| **Cash held at the Bank, end of year** | $ 14,512 | $ 20,064 | $ 26,905 |
| **Supplemental cash flows information:** | | | |
| Cash paid for: | | | |
| Interest | $ 5,195 | $ 4,484 | $ 4,249 |

The Parent received cash dividends from the Bank of $90,000 and $10,000 during the year ended December 31, 2023 and 2021.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

*Disclosure Controls and Procedures*

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2023 as required by paragraph (b) of Rules 13a-15 or 15d-15. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

*Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2023, utilizing the criteria discussed in the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective as of December 31, 2023. Based on management's assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting has been audited by Crowe LLP (PCAOB ID: 173), an independent registered public accounting firm, as stated in its report included herein.

*Changes in Internal Control Over Financial Reporting*

There have not been any changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

Information with respect to our board of directors, as well as information regarding Section 16(a) Beneficial Ownership Compliance, is set forth in our definitive Proxy Statement involving the election of certain members of our board of directors, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2023 ("Proxy Statement"), which information is incorporated herein by reference. For information relating to the executive officers of the Company, the section captioned "Executive Officers" in the Proxy Statement is incorporated herein by reference. The Audit Committee of our board of directors and the information regarding audit committee financial experts are set forth under the caption "Board of Directors and Committees" in our Proxy Statement, which is incorporated herein by reference.

**Item 11. Executive Compensation.**

Information with respect to executive compensation and the report of the compensation committee of our board of directors is set forth in the Proxy Statement, which information and report are incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Information with respect to security ownership of certain owners and management is set forth in the Proxy Statement, which information is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

Information with respect to certain relationships and related transactions and director independence is set forth in the Proxy Statement, which information is incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services.**

Information with respect to principal accountant fees and services is set forth in the Proxy Statement, which information is incorporated herein by reference.

# PART IV

## Item 15. Exhibits and Financial Statement Schedules

(a)      1. Financial Statements

The following consolidated financial statements of Sterling Bancorp, Inc. are included in Part II, Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – As of December 31, 2023 and 2022

Consolidated Statements of Operations – For the year ended December 31, 2023, 2022 and 2021

Consolidated Statements of Comprehensive Income (Loss) – For the year ended December 31, 2023, 2022 and 2021

Consolidated Statements of Changes in Shareholders' Equity – For the year ended December 31, 2023, 2022 and 2021

Consolidated Statements of Cash Flows – For the year ended December 31, 2023, 2022 and 2021

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

All financial statement schedules are omitted as the information is not applicable or the information is presented in the consolidated financial statements and notes thereto in Part II, Item 8 of this report.

3. Exhibits

The exhibits required by Item 601 of Regulation S-K are included under Item 15(b) below.

(b)      Exhibits

| Exhibit number | Exhibit description | Filed/Furnished herewith | Incorporated by reference | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | Form | Period ending | Exhibit number | Filing date |
| 3.1 | Third Amended and Restated Articles of Incorporation of Sterling Bancorp, Inc. | | 8-K | | 3.1 | 03/25/2022 |
| 3.2 | Second Amended and Restated Bylaws of Sterling Bancorp, Inc. | | 8-K | | 3.2 | 03/25/2022 |
| 4.1 | Form of Common Stock Certificate of Sterling Bancorp, Inc. | | S-1/A | | 4.1 | 11/07/2017 |
| 4.2 | Description of Securities | | 10-K | 12/31/2019 | 4.2 | 10/06/2020 |
| 10.1* | Sterling Bancorp, Inc. 2017 Omnibus Equity Incentive Plan | | S-1/A | | 10.3 | 11/07/2017 |

| | | | Incorporated by reference | | | |
|---|---|---|---|---|---|---|
| Exhibit number | Exhibit description | Filed/Furnished herewith | Form | Period ending | Exhibit number | Filing date |
| 10.2* | Form of Restricted Stock Award Agreement with respect to the 2017 Omnibus Equity Incentive Plan | | 8-K | | 10.1 | 03/27/2018 |
| 10.3* | Form of Notice of Grant of Stock with respect to the 2017 Omnibus Equity Incentive Plan | | 8-K | | 10.2 | 03/27/2018 |
| 10.4* | Sterling Bancorp, Inc. 2020 Omnibus Equity Incentive Plan | | DEF 14A | | | 11/09/2020 |
| 10.5* | Form of Restricted Stock Award Agreement (Employees and Consultants) with respect to the 2020 Omnibus Equity Incentive Plan | | 10-K | 12/31/2020 | 10.5 | 03/26/2021 |
| 10.6* | Form of Restricted Stock Award Agreement (Non-Employee Directors) with respect to the 2020 Omnibus Equity Incentive Plan | | 10-K | 12/31/2020 | 10.6 | 03/26/2021 |
| 10.7* | Form of Notice of Grant of Stock Option and Stock Option Agreement with respect to the 2020 Omnibus Equity Incentive Plan | | 10-K | 12/31/2020 | 10.7 | 03/26/2021 |
| 10.8* | Form of Notice of Grant of Incentive Stock Option and Incentive Stock Option Agreement with respect to the 2020 Omnibus Equity Incentive Plan | | 10-K | 12/31/2020 | 10.8 | 03/26/2021 |
| 10.9* | Indemnification Agreement executed July 24, 2008 between Sterling Bancorp, Inc. and Gary Judd | | 10-K | 12/31/2019 | 10.8 | 10/06/2020 |
| 10.10* | Employment Agreement entered into as of June 1, 2020 by and between Sterling Bancorp, Inc. and Thomas M. O'Brien | | 8-K | | 10.1 | 06/01/2020 |
| 10.11* | Stock Purchase Agreement effective as of June 1, 2020 between Sterling Bancorp, Inc. and Thomas M. O'Brien | | 8-K | | 10.3 | 06/01/2020 |

| Exhibit number | Exhibit description | Filed/Furnished herewith | Incorporated by reference | | | |
|---|---|---|---|---|---|---|
| | | | Form | Period ending | Exhibit number | Filing date |
| 10.12* | Nonqualified Stock Option Agreement dated as of June 5, 2020 between Sterling Bancorp, Inc. and Thomas M. O'Brien | | 10-K | 12/31/2019 | 10.16 | 10/6/2020 |
| 10.13* | Change of Control Agreement dated March 10, 2021 by and between Sterling Bancorp, Inc. and Christine Meredith | | 10-K | 12/31/2020 | 10.20 | 03/26/2021 |
| 10.14 | Plea Agreement dated March 15, 2023 by and between Sterling Bancorp, Inc. and the U.S. Department of Justice | | 8-K | | 10.1 | 03/15/2023 |
| 10.15* | First Amendment to Employment Agreement, dated as of June 22, 2023, by and between Sterling Bancorp, Inc. and Thomas M. O'Brien | | 8-K | | 10.1 | 06/23/2023 |
| 10.16* | Change of Control Agreement, dated as of June 22, 2023, by and between Sterling Bancorp, Inc. and Thomas M. O'Brien | | 8-K | | 10.2 | 06/23/2023 |
| 10.17* | Change of Control Agreement, dated as of June 22, 2023, by and between Sterling Bancorp, Inc. and Elizabeth M. Keogh | | 8-K | | 10.3 | 06/23/2023 |
| 10.18* | First Amendment to Change of Control Agreement, dated as of March 6, 2024, by and between Sterling Bancorp, Inc. and Christine Meredith | | 8-K | | 10.1 | 03/11/2024 |
| 21 | Subsidiaries of Sterling Bancorp, Inc. | X | | | | |
| 23.1 | Consent of Crowe LLP | X | | | | |
| 31.1 | Section 302 Certification—Chief Executive Officer | X | | | | |
| 31.2 | Section 302 Certification—Chief Financial Officer | X | | | | |
| 32.1 | Section 906 Certification—Chief Executive Officer | X | | | | |

| Exhibit number | Exhibit description | Filed/Furnished herewith | Incorporated by reference | | | |
|---|---|---|---|---|---|---|
| | | | Form | Period ending | Exhibit number | Filing date |
| 32.2 | Section 906 Certification—Chief Financial Officer | X | | | | |
| 97.1 | Sterling Bancorp, Inc. Clawback Policy | X | | | | |
| 99.1 | Notice of Proposed Derivative Settlement | | 8-K | | 99.1 | 04/29/2022 |
| 99.2 | Company's Corporate Governance Enhancements | | 8-K | | 99.2 | 09/29/2022 |
| 101.INS | Inline XBRL Instance Document** | | | | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | X | | | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | X | | | | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | X | | | | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | X | | | | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | X | | | | |
| 104 | Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101) | X | | | | |

\*     Indicates a management contract or compensatory plan or arrangement.

\*\*    The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

## Item 16. Form 10-K Summary

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STERLING BANCORP, INC.
(Registrant)

By: _____ /s/ THOMAS M. O'BRIEN _____
Thomas M. O'Brien
*Chairman and Chief Executive Officer*
*(Principal Executive Officer)*

Dated: March 14, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ THOMAS M. O'BRIEN<br>Thomas M. O'Brien | Chairman and Chief Executive Officer<br>(Principal Executive Officer) | March 14, 2024 |
| /s/ KAREN KNOTT<br>Karen Knott | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 14, 2024 |
| /s/ PEGGY DAITCH<br>Peggy Daitch | Director | March 14, 2024 |
| /s/ TRACEY DEDRICK<br>Tracey Dedrick | Director | March 14, 2024 |
| /s/ MICHAEL DONAHUE<br>Michael Donahue | Director | March 14, 2024 |
| /s/ STEVEN E. GALLOTTA<br>Steven E. Gallotta | Director | March 14, 2024 |
| /s/ DENNY KIM<br>Denny Kim | Director | March 14, 2024 |
| /s/ EBOH OKORIE<br>Eboh Okorie | Director | March 14, 2024 |
| /s/ BENJAMIN WINEMAN<br>Benjamin Wineman | Director | March 14, 2024 |
| /s/ LYLE WOLBERG<br>Lyle Wolberg | Director | March 14, 2024 |

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

THOMAS M. O'BRIEN
*Chairman, Chief Executive Officer, President*

PEGGY DAITCH
TRACEY DEDRICK
MICHAEL DONAHUE
STEVEN E. GALLOTTA

DENNY KIM
CHRISTINE MEREDITH
EBOH "DUKE" OKORIE
BENJAMIN WINEMAN

## EXECUTIVE MANAGEMENT

THOMAS M. O'BRIEN
*Chief Executive Officer, President*

CHRISTINE MEREDITH
*Senior Executive Vice President, Chief Operating Officer*

KAREN KNOTT
*Executive Vice President, Chief Financial Officer*

ELIZABETH M. KEOGH
*Chief Legal Officer, Corporate Secretary*

ELENI WILLIS
*Senior Vice President, Chief Risk Officer*

## INVESTOR RELATIONS

STERLING BANCORP, INC.
One Towne Square, Suite 1900
Southfield, MI 48076
Karen Knott
(248) 355-2400
kzaborney@sterlingbank.com

# Sterling Bank and Trust, FSB Branch Locations

### Montgomery
400 Montgomery Street, Suite 100
San Francisco, CA 94104

### West Portal
115 West Portal Avenue
San Francisco, CA 94127

### Alhambra
711 West Valley Blvd, Suite 100
Alhambra, CA 91803

### Van Ness Avenue
2045 Van Ness Avenue
San Francisco, CA 94109

### Taraval
1122 Taraval Street
San Francisco, CA 94116

### Arcadia
657 W. Duarte Road
Arcadia, CA 91007

### Noriega
1239 Noriega Street
San Francisco, CA 94122

### Rowland Heights
19220 Colima Road
La Puente, CA 91748

### Market
2100 Market Street
San Francisco, CA 94114

### Daly City
440 Westlake Center Drive
Daly City, CA 94015

### Irvine
4250 Barranca Parkway, Suite S
Irvine, CA 92604

### Noe Valley
3800 24th Street
San Francisco, CA 94114

### Oakland
735 Webster Street
Oakland, CA 94607

### Koreatown
3640 Wilshire Blvd
Los Angeles, CA 90010

### Irving
825 Irving Street
San Francisco, CA 94122

### Burlingame
1210 Broadway
Burlingame, CA 94010

### Chino Hills
2911 Chino Avenue, Unit F1
Chino Hills, CA 91709

### Portola
2555 San Bruno Avenue
San Francisco, CA 94134

### San Rafael
1104 4th Street
San Rafael, CA 94901

### Geary
5498 Geary Boulevard
San Francisco, CA 94121

### San Mateo
15 East 4th Avenue
San Mateo, CA 94401

### Excelsior
4627 Mission Street
San Francisco, CA 94112

### Fremont
38990B Paseo Padre Parkway
Fremont, CA 94538

### Michigan
One Towne Square, Suite 165
Southfield, MI 48076

### Sunset
2501 Irving
San Francisco, CA 94122

### Cupertino
10191 S. De Anza Blvd.
Cupertino, CA 95014

### SBT Advantage Bank
Flushing, NY
39-02 Main Street
Flushing, NY 11354

**CORPORATE HEADQUARTERS**
**ONE TOWNE SQUARE, SUITE 1900,**
**SOUTHFIELD, MICHIGAN 48076**
**WWW.STERLINGBANK.COM**

## Sterling
Bancorp, Inc.

